As filed with the Securities and Exchange Commission on October 5, 2018

Registration No. 333-226645

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RATTLER MIDSTREAM PARTNERS LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4922	83-1404608
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 West Texas Avenue

Suite 1200

Midland, Texas 79701

(432) 221-7400

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Teresa L. Dick

Chief Financial Officer

9400 N. Broadway

Suite 700

Oklahoma City, Oklahoma 73114

(405) 463-6900

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Seth R. Molay, P.C. Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, TX 75201 (214) 969-4780	John Goodgame Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, TX 77002 (713) 220-8144	J. Michael Chambers John M. Greer Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 5, 2018

PROSPECTUS

Rattler Midstream Partners LP

             Common Units

Representing Limited Partner Interests

This is the initial public offering of common units representing limited partner interests in Rattler Midstream Partners LP. We are offering              common units in this offering. Prior to this offering, there has been no public market for our common units.

We expect that the initial public offering price will be between $        and $        per common unit. We intend to apply to list our common units on The Nasdaq Global Select Market, or Nasdaq, under the symbol “RTLR.” We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income and distributions we make to holders of our common units will be taxable as ordinary dividend income to the extent of our current and accumulated earnings and profits as computed for U.S. federal income tax purposes.

Investing in our common units involves risk. Please read “Risk Factors” beginning on page 29.

These risks include the following:

•

We derive substantially all of our revenue from Diamondback Energy, Inc., or Diamondback. If Diamondback changes its business strategy, alters its current drilling and development plan on our dedicated acreage, or otherwise significantly reduces the volumes of crude oil, natural gas, produced water or fresh water with respect to which we perform midstream services, our revenue would decline and our business, financial condition, results of operations, cash flow and ability to make distributions to our common unitholders would be materially and adversely affected.

•	Our cash flow will be entirely dependent upon the ability of our subsidiary, Rattler Midstream LLC, to make cash distributions to us.

•

We may not have sufficient cash to pay any quarterly distribution on our common units and, regardless whether we have sufficient cash, we may choose not to pay any quarterly distribution on our common units.

•

Diamondback owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Diamondback, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our common unitholders.

•	Common unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.

•	Our partnership agreement restricts the remedies available to our common unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Unitholders will experience immediate and substantial dilution in pro forma net tangible book value of $         per common unit.

	Per Common Unit	Total
Price to the public	$	$
Underwriting discount	$	$
Proceeds to Rattler Midstream Partners LP (before expenses)	$	$

The underwriters may purchase up to an additional              common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about                      , 2018 through the book-entry facilities of The Depository Trust Company.

Lead Book-Running Managers

Credit Suisse	BofA Merrill Lynch	J.P. Morgan

Prospectus dated                      , 2018

i

ii

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. Neither the delivery of this prospectus nor sale of our common units means that information contained in this prospectus is correct after the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. We will update this prospectus as required by law.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Industry and Market Data

The data included in this prospectus regarding the midstream industry, including descriptions of trends in the market, are based on a variety of sources, including independent industry publications, government publications and other published independent sources and publicly available information, as well as our good faith estimates, which have been derived from management’s knowledge and experience in our industry. Although we have not independently verified the accuracy or completeness of the third party information included in this prospectus, based on management’s knowledge and experience, we believe that the third party sources are reliable and that the third party information included in this prospectus or in our estimates is accurate and complete as of the dates presented.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common units. You should carefully read the entire prospectus, including “Risk Factors” and the historical and unaudited pro forma financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $        per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and (ii)  that the underwriters do not exercise their option to purchase additional common units. You should read “Risk Factors” beginning on page 29 for more information about important factors that you should consider before purchasing our common units.

References in this prospectus to “our predecessor,” “we,” “our,” “us” or like terms when used in a historical context refer to the assets and interests owned by Rattler LLC (as defined below) at the closing of this offering. When used in the present tense or prospectively, “the partnership,” “we,” “our,” “us” or like terms refer to Rattler Midstream Partners LP and its subsidiaries, including Rattler LLC, after giving effect to the transactions that will occur at the closing of this offering. Except where expressly noted otherwise, references in this prospectus to “our sponsor” or “Diamondback” refer to Diamondback Energy, Inc. (Nasdaq: FANG) and its subsidiaries other than Rattler Midstream Partners LP and its subsidiaries (including Rattler LLC). References in this prospectus to the “Rattler LLC” refer to Rattler Midstream LLC. References in this prospectus to “our general partner” refer to Rattler Midstream GP LLC, a wholly-owned subsidiary of Diamondback. Upon completion of this offering, we will own a controlling         % managing member interest in Rattler LLC (        % if the underwriters exercise in full their option to purchase additional common units) and we will consolidate Rattler LLC in our financial statements. Unless otherwise specifically noted, financial results and operating data are shown on a 100% basis and are not adjusted to reflect Diamondback’s non-controlling interest in Rattler LLC. References in this prospectus to “our executive officers” and “our directors” refer to the executive officers and directors of our general partner, respectively. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the “Glossary of Terms” beginning on page C-1 of this prospectus.

Rattler Midstream Partners LP

Overview

We are a growth-oriented Delaware limited partnership formed by Diamondback to own, operate, develop and acquire midstream infrastructure assets in the Midland and Delaware Basins of the Permian Basin, or the Permian, one of the most prolific oil producing areas in the world. Immediately following this offering, we expect to be the only publicly-traded, pure-play Permian midstream operator. We provide crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) to Diamondback under long-term, fixed-fee contracts. The assets Diamondback has contributed to us include 528 miles of pipeline across the Midland and Delaware Basins with approximately 216,000 Bbl/d of crude oil gathering capacity, 589,000 Bbl/d of saltwater disposal, or SWD, capacity, 740,700 Bbl/d of fresh water gathering capacity, 36,000 Mcf/d of natural gas compression capability and 150,000 Mcf/d of natural gas gathering capacity. In addition to the midstream infrastructure assets that Diamondback contributed to us, we also have an option, subject to certain conditions, to acquire equity in a long-haul crude oil pipeline, which will run from the Permian to the Texas Gulf Coast. We are critical to Diamondback’s growth plans because we provide a long-term midstream solution to its increasing crude oil, natural gas and water-related services needs through our robust infield gathering systems and SWD capabilities.

Our general partner’s management team consists of members of the management teams of Diamondback and the general partner of Viper Energy Partners LP (Nasdaq: VNOM), or Viper. We will elect to be treated as a corporation for tax purposes because we expect that such treatment will expand the potential investor base for our units and will provide our unitholders with more liquidity and improve, if necessary, our access to capital. Unlike some traditional midstream entity structures, we do not have incentive distribution rights or subordinated units, so the economic interests of our common unitholders and our sponsor are aligned. We believe that our relationship with Diamondback and our common strategic and operational interests differentiate us in the public midstream sector and provide the optimal platform to pursue a balanced plan for future growth that benefits all unitholders equally. Immediately following this offering, we will have no outstanding indebtedness, and we do not plan on accessing the capital markets to fund our organic growth opportunities.

We are Diamondback’s primary provider of midstream gathering and water-related services and are integral to Diamondback’s strategy of being a premier, low-cost, high-growth operator that can grow production at industry leading rates within cash flow. We have a 15-year acreage dedication, or Acreage Dedication, from Diamondback spanning approximately 209,000 gross acres on Diamondback’s core leasehold in the Permian (approximately 80,000 gross acres in the Midland Basin and approximately 129,000 gross acres in the Delaware Basin). In this prospectus, we refer to the acreage subject to the Acreage Dedication as the Dedicated Acreage. We entered into commercial agreements with Diamondback in June 2018, effective as of January 1, 2018, that have initial terms ending in 2034. The fees charged under these agreements are based on market prevailing rates at the time of their execution with annual escalators (subject to potential adjustment by regulators). These fixed-fee contracts, along with Diamondback’s strong well economics, extensive horizontal drilling inventory and low-cost operating model, minimize our direct exposure to commodity prices while providing us with stable and predictable cash flow over the long-term. We also have an option to acquire up to a 10% equity interest in the EPIC Crude Oil Pipeline, which we refer to as EPIC or the EPIC project. We intend to exercise this option in full on the earlier of (a) February 1, 2019 and (b) the completion of this offering. Our exercise of this option is not subject to any material conditions. Once the EPIC project is operational, which is anticipated to occur in the second half of 2019, our equity interest in the EPIC project is expected to provide us with a steady, oil-weighted cash flow stream. This pipeline will also provide Diamondback with long-term long-haul transportation capacity for the majority of its Midland Basin crude oil production.

Diamondback commenced operations in December 2007 with the acquisition of 4,174 net acres in the Midland Basin. By May 2016, through a series of subsequent acquisitions, Diamondback had built a pure play Midland Basin position of approximately 85,000 net acres. In 2016, Diamondback entered the Delaware Basin through two acreage acquisitions totaling 105,000 net acres. Our midstream operations in the Midland and Delaware Basins were established to service Diamondback’s growing production and related need for midstream infrastructure to ensure reliable, low-cost, efficient development and operational flexibility. Our wholly-owned midstream system was built on Diamondback’s Delaware Basin acreage. This opportunity complemented Diamondback’s strategy to build a sizable and scalable Delaware Basin position with contiguous acreage to create economies of scale, control the value chain on its leasehold, maintain its position as a low-cost Permian operator and avoid the transportation of liquids by truck. Our Delaware Basin midstream infrastructure provides the ability to flow fresh water to substantially all of Diamondback’s Delaware Basin leasehold, providing Diamondback flexibility related to drilling, completion and production plans throughout the field. We expect Diamondback will continue to be an active driller in the Delaware Basin and will create significant production growth as a result. Additionally, we believe that the quality of Diamondback’s underlying acreage will help ensure continued development even with lower commodity prices. As of June 30, 2018, only 100 of Diamondback’s approximately 1,700 gross wells in its Delaware Basin drilling inventory had been developed, but our currently existing infrastructure in the Delaware Basin already has enough capacity to provide midstream services for substantially all of Diamondback’s currently anticipated development. As of June 30, 2018, Diamondback was running five rigs in the Delaware Basin and has publicly stated that it plans to run eight rigs while operating within cash flow in the coming years, which we believe will be a significant driver of our future growth.

Our midstream infrastructure systems have been designed and built to offer the scale and services to accommodate Diamondback’s full field development plan and are expected to directly benefit from Diamondback’s proven ability to execute on its operational plan and grow its crude oil and natural gas production. Our assets were recently constructed, require minimal incremental capital expenditures and currently have the ability to transport approximately 216,000 Bbl/d of crude oil, 589,000 Bbl/d of produced water, 740,700 Bbl/d of fresh water and 150,000 Mcf/d of natural gas, as well as provide 36,000 Mcf/d of natural gas compression. We believe that our status as Diamondback’s primary provider of midstream services will generate strong free cash flow that we can use to fund our minimal capital programs and return capital to unitholders through distributions, positioning us as a leading, high-growth, self-funding midstream services provider. We also believe that the combination of our midstream assets and the firm crude oil takeaway capacity on the EPIC project will provide Diamondback critical access to a vital long-haul takeaway solution for its planned development on its existing acreage in the Permian. Once the EPIC project is operational, which is anticipated to occur in the second half of 2019, our equity interest in the EPIC project, following exercise of our option, is expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation. Our strategy of proactively creating an outlet for Diamondback’s growing production will drive increased volumes through our midstream systems and increase our free cash flow generation capabilities.

Diamondback Energy, Inc.

Diamondback is an independent crude oil and natural gas company focused on the acquisition, development, exploration and exploitation of unconventional, onshore crude oil and natural gas reserves in the Permian in west Texas. This basin, which is one of the most prolific oil producing areas in the world, is characterized by an extensive production history, a favorable operating environment, long reserve life, multiple producing horizons, enhanced recovery potential and a large number of operators. Diamondback is listed on Nasdaq under the symbol “FANG” and had a market capitalization of approximately $13 billion as of September 30, 2018.

Diamondback began operations in December 2007 with its acquisition of 4,174 net acres in the Permian. Since its formation, Diamondback has made several accretive acquisitions and as of June 30, 2018, Diamondback’s total position in the Permian was approximately 204,000 net acres. In addition, Diamondback, along with its subsidiary Viper, owns mineral interests underlying approximately 13,705 net royalty acres primarily in the Midland and Delaware Basins of which approximately 39% are operated by Diamondback. Diamondback owns Viper Energy Partners GP LLC, the general partner of Viper, and approximately 59% of the limited partner interests in Viper. Our structure as a partnership that will elect to be treated as a corporation for tax purposes will be similar to that of Viper. From their first full years as public companies in 2012 and 2014, respectively, through year end 2017, Diamondback’s and Viper’s production increased by a compound annual growth rate, or CAGR, of 81% and 52%, respectively, and proved reserves increased by a CAGR of 52% and 20%, respectively. Despite low commodity prices over the last two years (average crude oil price of approximately $43 per barrel in 2016 and approximately $51 per barrel in 2017), Diamondback grew its year-over-year production by 30% in 2016 and 84% in 2017 within annual operating cash flow due to its peer leading operating metrics as evidenced by its cash operating costs of $8.52 per Boe over the same two-year period.

Diamondback Acquisition Track Record (2012 – June 30, 2018)

The graph below shows Diamondback’s net Midland and Delaware Basin production and drilling activity from the quarter ended March 31, 2015 through the quarter ended June 30, 2018, and demonstrates the impact that its horizontal drilling program has had on its Midland and Delaware Basin production. A number of factors impact Diamondback’s production and drilling activity, including the number of drilling rigs that Diamondback operates on its acreage. See “Risk Factors—Risks Related to Our Business.”

Diamondback and Viper Net Production and Cumulative Wells Drilled

(1)	Viper not included in cumulative wells drilled.
(2)	Viper and Diamondback production includes non-operated production.

Diamondback has identified approximately 3,800 gross economic potential horizontal drilling locations at $60 per barrel of oil, and the table below shows that the significant majority of those locations remain economic at materially lower oil prices. Moreover, we believe that Diamondback’s location estimate is conservative relative to peer Permian operator spacing assumptions and there is still significant resource upside from additional zone delineation, downspacing and optimization of estimated ultimate recoveries, or EURs, through advanced drilling and completion techniques. Approximately 85% of Diamondback’s gross identified economic potential horizontal drilling locations have lateral lengths in excess of 7,500 feet and drilling locations are split approximately 2,100 and 1,700 between the Midland and Delaware Basins, respectively.

Diamondback’s Horizontal Drilling Locations at Various Crude Oil Prices

	Assumed crude oil price ($ / Bbl)(1)
Gross well count	$40.00	$50.00	$55.00	$60.00	$70.00

Midland	1,553	1,720	1,948	2,096	2,177
Delaware	935	1,239	1,499	1,710	1,884

Total	2,488	2,959	3,447	3,806	4,061

Implied rig years(2)	14	16	19	21	23

(1)	Locations assumed to be economic at $3 per Mcf of natural gas and a 10% internal rate of return.
(2)	Assuming Diamondback completes 180 gross wells per year while running approximately 11 rigs as expected in 2018.

As of December 31, 2017, Diamondback’s estimated proved crude oil and natural gas reserves were 335,352 MBoe (approximately 62% proved developed producing), based on a reserve report prepared by Diamondback’s independent reserve engineer. As of December 31, 2017, Diamondback’s estimated proved reserves were approximately 70% oil, 14% natural gas and 16% natural gas liquids, all in the Permian.

Diamondback produced, on average on a consolidated basis, 107.6 MBoe/d, in the Permian during the six months ended June 30, 2018, with 73% of such volumes being crude oil. Our midstream operations in the Delaware Basin were established to service Diamondback’s growing production associated with its horizontal drilling program. Since our predecessor’s operations began in 2016, Diamondback’s overall horizontal production in the Delaware Basin has grown organically from acquisitions from an average of 0.307 net MBoe/d for the year ended December 31, 2016 to 20.6 net MBoe/d for the six months ended June 30, 2018, an increase of 6,154%.

The table below shows Diamondback’s Permian drilling activities for the periods presented.

	Year Ended December 31,			Six Months Ended June 30, 2018

	2015	2016	2017
Midland Basin
Number of wells completed	65	63	104	63
Approximate average lateral feet per horizontal well	6,938	8,386	9,328	9,223
Production (MBoe/d)	27.7	33.6	53.1	68.7
Delaware Basin
Number of wells completed	—	—	19	22
Approximate average lateral feet per horizontal well	—	—	7,306	9,042
Operated production (MBoe/d)	—	0.3	11.7	20.6
Total Permian (Midland and Delaware Basins)
Number of wells completed	65	63	123	85
Approximate average lateral feet per horizontal well	6,938	8,386	8,977	9,177
Operated production (MBoe/d)	27.7	33.9	64.8	89.269
Viper production (MBoe/d)	5.4	6.4	11.0	15.2
Nonoperated/other production (MBoe/d)	—	2.7	3.4	3.1
Consolidated production (MBoe/d)	33.1	43.0	79.2	107.6

Management believes that Diamondback is an operational and cost leader in the Permian with a track record of achieving robust production growth within cash flow and, beginning in 2018, was at the forefront of returning cash to shareholders through dividends. Diamondback is targeting over 45% annual organic production growth in 2018 within cash flow and believes its asset base can support growth within cash flow for multiple years at current commodity prices. Diamondback has publicly stated that for the most efficient execution of its development plan across its entire existing acreage position, it anticipates increasing the number of rigs from 11 as of June 30, 2018 to between 16 and 18 in the future as operating cash flow allows.

In connection with the completion of this offering, we will (i), in exchange for a $1.0 million cash contribution from Diamondback, issue                Class B Units to Diamondback, representing an aggregate        % voting limited partner interest in us (or an aggregate        % voting limited partner interest in us if the underwriters exercise in full their option to purchase additional common units), (ii) issue a general partner interest in us to our general partner, in exchange for a $1.0 million cash contribution from our general partner, and (iii) use a portion of the net proceeds from this offering to make a distribution of approximately $        million to Diamondback. Diamondback, as the holder of the Class B Units, and the general partner, as the holder of the general partner interest, are entitled to receive cash preferred distributions equal to 8% per annum on the outstanding amount of their respective $1.0 million capital contributions, payable quarterly. Please read “—The Offering,” “Use of Proceeds,” “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates,” and “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.”

Our Assets

We own and operate 528 miles of crude oil gathering pipelines, natural gas gathering pipelines and a fully integrated water system on acreage that overlays Diamondback’s six core Midland and Delaware Basin development areas, which are characterized as areas with high concentrations of wells and undeveloped drilling locations with at least one bench with an EUR in excess of one million barrels of oil equivalent for a 7,500-foot lateral per type curves approved by Diamondback’s independent reserve engineer. Our water system sources and distributes fresh water for use in drilling and completion operations and collects flowback and produced water, which we refer to collectively as saltwater, for recycling and disposal. We also have an option to acquire up to a 10% equity interest in the EPIC Project, a long-haul crude oil pipeline under development that we expect, following exercise of our option and commencement of operations, will provide us with a steady, oil-weighted cash flow stream. The pipeline will also provide Diamondback with long-term long-haul transportation capacity for the majority of its Midland Basin crude oil production. This pipeline will provide Diamondback a total takeaway capacity of up to 100,000 Bbl/d.

The transportation of water and hydrocarbon volumes away from the producing wellhead is paramount to ensuring the efficient operations of a crude oil or natural gas well. To facilitate this transportation, our midstream infrastructure was built to include a network of gathering pipelines that collect and transport crude oil, natural gas, fresh water and produced water from Diamondback’s operations in the Midland and Delaware Basins. These assets are predominately located in Pecos, Reeves, Ward, Midland, Howard, Andrews, Martin and Glasscock Counties and have 216,000 Bbl/d of crude oil gathering capacity (14% utilized), 150,000 Mcf/d of natural gas gathering capacity (20% utilized), 36,000 Mcf/d of natural gas compression capability (84% utilized), 589,000 Bbl/d of saltwater gathering capacity (34% utilized) and 740,700 Bbl/d of fresh water gathering capacity (32% utilized) as of June 30, 2018.

Crude oil and natural gas gathering and transportation assets

Our crude oil and natural gas gathering system covers approximately 201 miles. We have 74 miles of crude oil pipelines, 216,000 Bbl/d of crude oil throughput capacity, 79,000 Bbl of crude oil storage, 127 miles of natural gas pipelines, 150,000 Mcf/d of natural gas gathering capacity and 36,000 Mcf/d of natural gas compression capability. Our crude oil and natural gas gathering and transportation system is purpose built with firm capacity on intermediary pipelines providing connections to long-haul pipelines that terminate on the Texas Gulf Coast. Our crude oil and natural gas gathered volumes averaged 28.2 MBoe/d for the quarter ended December 31, 2017. For the six months ended June 30, 2018, our crude oil and natural gas gathered volumes averaged approximately 35 MBoe/d. Our Acreage Dedication along with our commercial agreements and operating footprint will allow us to capture the majority of the incremental production volumes associated with Diamondback’s horizontal drilling program.

Saltwater gathering and disposal assets

Crude oil and natural gas cannot be produced without significant produced water transport and disposal capacity given the high water volumes produced alongside the hydrocarbons. Produced water volumes are of particular importance in the Delaware Basin where the average well produces four to six barrels of water for every one barrel of crude oil while the average Midland Basin well produces one to two barrels of water for every one barrel of crude oil. At the well site, crude oil and produced water are separated to extract the crude oil for sale and the produced water for proper disposal and recycling. We own strategically located produced water gathering pipeline systems spanning a total of 250 miles that connect 992 crude oil and natural gas producing wells to our SWD well sites. We have a total of 25 SWD wells with an aggregate capacity of 589,000 Bbl/d located across the Midland and Delaware Basins. Diamondback has instituted a program in its operations in the Delaware Basin and Spanish Trail acreage in the Midland Basin to use treated water for 15% to 30% of the water used during completion operations, which may be between 16,000 and 24,000 Bbl/d per completion crew operating in each field, as Diamondback traditionally uses 80,000 Bbl/d per completion crew. We expect to realize increased margins for SWD as a result of this recycling program.

Fresh water sourcing and distribution assets

Our fresh water sourcing and distribution system, with storage capacity of 39.4 MMBbl, is critical to Diamondback’s completion operations, and distributes water from fresh water wells sourced from the Capitan Reef formation, Edwards-Trinity, Pecos Alluvium and Rustler aquifers in the Permian. Our fresh water system consists of a combination of permanent buried pipelines, portable surface pipelines and fresh water storage facilities, as well as pumping stations to transport the fresh water throughout the pipeline network. To the extent necessary, we will move surface pipelines to service completion operations in concert with Diamondback’s drilling program. Having access to fresh water sources is an important element of the hydraulic fracturing process in the Delaware Basin because modern completion methods require significantly more fresh water relative to the Midland Basin. To hydraulically fracture a 10,000 foot well, Diamondback currently estimates that approximately 500,000 barrels of water are required in the Midland Basin and approximately 850,000 barrels of water are required in the Delaware Basin. Because hydraulic fracturing relies on substantial volumes of fresh water, we believe our fresh water distribution services will be in high demand as Diamondback proceeds with its full field development plan over the next several years.

The following table provides information regarding our gathering, compression and transportation system as of June 30, 2018.

Pipeline Infrastructure Assets

(miles)	Delaware Basin	Midland Basin	Permian Total
Crude oil	58	16	74
Natural gas	127	—	127
SWD	125	125	250
Fresh water	26	51	77

Total	336	192	528

(capacity/capability)	Delaware Basin	Midland Basin	Permian Total	Utilization
Crude oil (Bbl/d)	176,000	40,000	216,000	14%
Natural gas compression (Mcf/d)	36,000	—	36,000	84%
Natural gas pipeline (Mcf/d)	150,000	—	150,000	20%
SWD (Bbl/d)	256,000	333,000	589,000	34%
Fresh water (Bbl/d)	369,500	371,200	740,700	32%

Investment in a long-haul crude oil pipeline

We also have an option to acquire up to a 10% equity interest in the EPIC project, a long-haul crude oil pipeline that, upon completion, will be capable of transporting 550,000 Bbl/d from Midland, Texas, to Corpus Christi, Texas. We intend to exercise this option in full on the earlier of (a) February 1, 2019 and (b) the completion of this offering. Our exercise of this option is not subject to any material conditions. Once the EPIC project is operational, which is anticipated to occur in the second half of 2019, our equity interest in the EPIC project, following exercise of our option, is expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation. This pipeline will provide Diamondback a total takeaway capacity of up to 100,000 Bbl/d.

This long-haul crude oil pipeline will terminate in the refinery-dense, export-focused Texas Gulf Coast market, allowing Diamondback access to premium Texas Gulf Coast pricing as opposed to discounted local pricing at Midland, Texas, which recently fell to a low of negative $17.90 per barrel differential relative to WTI in August 2018. In addition, Diamondback has secured end-use sales through contracts with downstream customers and the ability to export through reserved dock space.

Permian Overview

The Permian is one of the most prolific crude oil and natural gas basins in the world and spans approximately 75,000 square miles across west Texas and southeast New Mexico, encompassing several sub-basins, including the Midland Basin and the Delaware Basin. The Permian has a history of over 90 years of conventional crude oil and natural gas production and is characterized by high crude oil and liquids rich natural gas, multiple horizontal target horizons, extensive production history, long-lived reserves and high drilling success rates. The region has produced over 29 billion barrels of oil and 75 trillion cubic feet of natural gas, with remaining reserve estimates significantly exceeding these totals with the addition of shale resources. Unconventional shale development has led to the resurgence in development activity and Permian crude oil production has tripled from approximately one million Bbl/d to three million Bbl/d over the last ten years, with forecasted growth to over five million Bbl/d by the end of 2022.

Remaining Resources by Play and WTI Breakeven – Top Oil-Weighted U.S. Basins(2)

(1)	Permian total includes only resources in the Delaware and Midland Basins.
(2)	Locations assumed to be economic at $3 per Mcf of natural gas and a 10% internal rate of return.

The Permian has a gross hydrocarbon column thickness of up to 3,800 feet, with multiple prospective unconventional reservoir targets across the basin. The “stacked-pay” nature of the Permian allows for the development of multiple horizontal wells from a single surface location, creating a “multiplier” effect for operated acreage values and further enhancing individual well economics due to shared infrastructure. In the Delaware Basin, operators are currently targeting up to ten benches in the Wolfcamp, Bone Springs and Avalon formations, while Midland Basin operators currently target up to eight different horizons across the Wolfcamp, Spraberry and Jo Mill formations. At current activity levels, there are more than 50 years of economic inventory remaining at current commodity prices. The Permian enjoys a favorable regulatory and operating environment, particularly in Texas, and features long-lived reserves, consistent geological attributes, high reservoir quality and historically high development success rates. Even during periods of low commodity prices, the Permian experienced significant growth due to high single well rates of return and industry leading breakeven prices below $35 per barrel. The Permian is the most actively developed North American play, and as of September 14, 2018, 56% (434 out of 769 total) of active onshore U.S. horizontal oil rigs were operating in the Permian according to Baker Hughes.

Permian Basin Horizontal Oil Rig Count Overview

(2012 – Current)

Beginning in November 2014, during the recent commodity price downturn, Permian exploration and production, or E&P, companies began generally focusing on improving their operating efficiencies. Most E&P companies continue to be focused on optimizing the development of their assets through actions such as drilling longer laterals, further delineating zones, continued downspacing, using modern high intensity completion methods with local frac sand and utilizing multi-well pads. Although the Permian is already known as one of the most productive oil-weighted basins in the world, it is believed that there is still significant upside in the realizable resource potential. It is expected that many of the aforementioned techniques will further enhance crude oil and natural gas recoveries.

Operators initiated horizontal drilling programs at scale in the Midland Basin approximately three to five years earlier than they did in the Delaware Basin. As a result, the Delaware Basin is not as developed as the Midland Basin in both the upstream and midstream sectors. The graph below highlights the daily oil production of the three main basins in the Permian and illustrates that both the Midland and Delaware Basins make up an increasingly disproportionate percentage of total crude oil production in the Permian. This growth continued even through the recent period of lower crude oil prices. Additionally, the graph illustrates the Delaware Basin’s significant growth over the last five years in its contribution to total crude oil production in the Permian.

Permian Basin Total Daily Production (2012 – 2017)

Crude oil production in the Permian increased at a 20% CAGR over the last five years and outpaced midstream infrastructure development. As a result of these supply and demand dynamics, the Midland, Texas oil differential to WTI recently fell to a low of negative $17.90 per barrel in August 2018, from a 2018 high of positive $1.90 per barrel in January. The development of midstream infrastructure to alleviate takeaway constraints continues to be a prevalent strategy in the Permian. Diamondback’s firm capacity on the EPIC long-haul crude oil pipeline will help insulate it from future pricing dynamics in the local Midland, Texas market and, once operational, our equity investment, following exercise of our option, in this pipeline is also expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation.

Produced water is a natural byproduct of the crude oil and natural gas production process and is a particular focus in the water-heavy Permian. E&P companies are required to recycle or dispose of produced water associated with crude oil and natural gas production in an environmentally responsible manner. Produced water is water naturally trapped in subsurface formations and is brought to the surface during crude oil and natural gas exploration and production. Produced water is by far the largest volume byproduct stream associated with crude oil and natural gas exploration and production. Although produced water is a significant issue that operators have to address in both the Midland and Delaware Basins, the issue is much larger in the Delaware Basin. Delaware Basin wells generate approximately four to six barrels of produced water for every barrel of oil, while Midland Basin wells produce approximately one to two barrels of produced water for every barrel of oil. This difference in produced water production in Delaware Basin wells highlights the importance of having robust produced water infrastructure assets to support crude oil and natural gas production. We believe that in order for E&P companies to bring their hydrocarbons to market, they need to transport produced water efficiently using pipelines rather than trucks. Our purpose-built saltwater gathering, disposal and recycling system is designed to handle up to 589,000 Bbl/d of produced water, allowing Diamondback to more efficiently develop its acreage and grow production on our Dedicated Acreage.

Fresh water acts as the primary carrier fluid in the hydraulic fracturing process that is used to complete horizontal wells and serves to open fissures in targeted geologic formations in order to allow the flow of hydrocarbons. Because the multi-stage fracturing of a single horizontal unconventional well can use several million gallons of fresh water, it is critical that large quantities of relatively fresh water be readily available in an uninterruptable stream throughout the completions operations. High intensity modern completion methods that are being implemented across the Permian utilize more proppant and require larger volumes of fresh water for hydraulic fracturing than earlier generation completion methods. Access to fresh water sources is critical to the completions process and there are a limited number of sources in the Permian, particularly in the Delaware Basin. We source our fresh water from the Capitan Reef formation, Edwards-Trinity, Pecos Alluvium and Rustler aquifers in the Permian. We believe that having reliable access to fresh water that can be transported by pipeline is essential for large scale production in the Delaware Basin because the average Diamondback well in the Delaware Basin requires in excess of 850,000 barrels of water per well, compared to approximately 500,000 barrels of water per well in the Midland Basin.

Our Competitive Strengths

We have a number of competitive strengths that we believe will help us to successfully execute our business strategies, including:

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Fundamental, strategic relationship with Diamondback. We are integral to Diamondback’s strategy of remaining a premier, low-cost Permian operator that can grow production at peer leading rates within cash flow. The fundamental role we play in Diamondback’s operational success allows us to capitalize on our sponsor’s expected Permian production growth and strong track record of accretive acquisitions. We plan to build our midstream infrastructure in concert with and in advance of Diamondback’s expected production growth ramp in order to allow Diamondback the operational flexibility to execute on its growth plan. We are the primary provider of midstream services to Diamondback with an Acreage Dedication of 209,000 gross acres across the core of the Midland and Delaware Basins. We believe that Diamondback will continue its strong growth trajectory as a result of its management expertise, premier asset base with a deep inventory of economic potential horizontal drilling locations, well capitalized balance sheet and operational execution track record. As such, we expect Diamondback’s production growth will drive our free cash flow growth profile. Our capital expenditure programs will be tied directly to Diamondback’s activity. Our visibility into Diamondback’s drilling and production plans will allow us to utilize a synchronized midstream development plan that optimizes capital spending and free cash flow generation. We also believe our currently underutilized, high-capacity midstream systems, which originate at the wellhead and will access the Texas Gulf Coast export and refinery market through the EPIC project, in which we have an option to acquire up to a 10% equity interest, will facilitate the execution of Diamondback’s high-growth development program.

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Experienced management team with an extensive track record of value creation. The management team of our general partner consists of executives from Diamondback and the general partner of Viper, and we believe their significant experience, successful track record of shareholder-friendly value creation and discipline in deploying capital at Diamondback and Viper distinguish us from our peers. Over the past four years, Diamondback and Viper have generated returns on capital employed that demonstrate an efficient use of capital. Since their initial public offerings in 2012 and 2014, Diamondback and Viper have outpaced guidance and peer performance on a per share basis, growing production by 346% and 759% and reserves by 256% and 194%, respectively. Additionally, our general partner’s management team has a demonstrated history of returning capital to investors. Viper has grown its distribution rate per common unit by approximately 140% since its initial public offering and, in February 2018, Diamondback became the first E&P company traded on the New York Stock Exchange or Nasdaq to announce the initiation of a quarterly dividend since 2007. We believe that the growth-oriented approach, expertise and success in the Permian of our general partner’s management team will help us deliver attractive unitholder returns.

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Asset base located in the core of the Permian with highly visible underlying production growth. At the closing of this offering, we expect to be the only publicly traded pure-play Permian midstream operator. We have 528 miles of pipelines across the Midland and Delaware Basins with 216,000 Bbl/d of crude oil gathering capacity, 36,000 Mcf/d of natural gas compression capability, 150,000 Mcf/d of natural gas gathering capacity, 589,000 Bbl/d of saltwater disposal gathering capacity and 740,700 Bbl/d of fresh water gathering capacity located in what we believe is the core of the Midland and Delaware Basins of the Permian and overlaying Diamondback’s six core development areas. These areas are characterized by high return single well economics that are among the best in the Lower 48 and a deep inventory of economic horizontal drilling locations. From its first full year as a public company through year end 2017, Diamondback has grown its production and reserves by CAGRs of 81% and 52%, respectively. Our strategically located assets provide critical midstream infrastructure for Diamondback’s multi-year organic development plan, and we expect to benefit directly from Diamondback’s proven ability to execute on its operational plan and grow production. Diamondback has one of the largest Permian acreage positions among independent E&P operators, as of June 30, 2018, with 204,000 net acres (100,000 net acres in the Midland Basin and 104,000 net acres in the Delaware Basin) and exposure to approximately 3,800 gross identified potential horizontal drilling locations that are economic at an oil price of $60 per barrel. In addition, mineral assets owned by Diamondback and by Viper, which is controlled by Diamondback, overlay part of our acreage, providing additional uplift to Diamondback’s single well economics. Diamondback has publicly stated that it plans to grow 2018 year-over-year production by more than 40% within cash flow and that it believes that its asset base can support growth within cash flow for multiple years at current commodity prices. Since the beginning of 2015, Diamondback’s cumulative cash flow has more than offset drilling, completion, equipment, infrastructure and dividend spending and it has demonstrated the ability to produce strong growth while efficiently deploying capital. We expect to benefit disproportionately as Diamondback accelerates its development of the Delaware Basin. The core location of our assets and the close proximity to other leading E&P operators provide additional opportunities to execute third party contracts for midstream services.

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Structural and strategic alignment with unitholders. We are focused on creating differentiated unitholder value and providing strong return on and return of capital to unitholders, which are core founding principles and have been demonstrated by both Diamondback and Viper since their respective initial public offerings. Diamondback and Viper have each shown a commitment to a return of capital through their distributions at Viper and, beginning in 2018, quarterly dividends at Diamondback. Through its ownership of Class B Units in us and its ownership of membership interests in Rattler LLC, or Rattler LLC Units, Diamondback will be our largest unitholder and at the closing of this offering, will have an approximately        % ownership interest in us and Rattler LLC (        % if the underwriters exercise in full their option to purchase additional common units), and will own 100% of our general partner. As a result, Diamondback will directly benefit if we grow free cash flow and distributions. Unlike some traditional midstream incentive structures, we do not have incentive distribution rights or subordinated units, which we believe will better align the interests of our unitholders with those of our sponsor. Additionally, we are structured as a partnership that will elect to be treated as a corporation for tax purposes, which we expect will increase stability and create a more liquid trading market for our common units, given our access to a potentially broader unitholder base. We believe that our relationship with Diamondback and resulting alignment of strategic and operational interests is a differentiator in the public midstream sector and provides the optimal platform to pursue a balanced plan for future growth that benefits all unitholders equally.

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High-margin business that generates significant, predictable free cash flow. Our revenue is generated as a result of our commercial agreements, which are fee-based and include dedications of acreage in the Delaware Basin (approximately 129,000 gross acres) and the Midland Basin (approximately 80,000 gross acres). The fees charged under our commercial agreements are based upon the prevailing market rates at the time of execution with annual escalators (subject to potential adjustment by regulators). We believe our commercial agreements with Diamondback, which have initial terms ending in 2034, provide exposure to Diamondback’s leading growth profile with no direct commodity price exposure, thus enhancing the predictability of free cash flow and our performance. The current throughput of our assets relative to Diamondback’s total capacity positions us well to increase transported volumes as Diamondback increases production pursuant to its development program. As of June 30, 2018, only 100 of Diamondback’s approximately 1,700 gross wells in its Delaware Basin drilling inventory had been developed, providing decades of drilling inventory at current commodity prices that will drive volume growth on our systems. We believe that the operational leverage from increased utilization, along with minimal incremental capital expenditures to meet Diamondback’s anticipated volumes, will result in significant long-term free cash flow generation that supports a self-funding model which includes the return of capital to unitholders through a distribution.

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Financial flexibility and conservative capital structure. We have a conservative capital structure that we believe will provide us with the financial flexibility to execute our business strategies. Upon completion of this offering, we expect to have no outstanding indebtedness and $        million of liquidity, including $        million of available borrowings under Rattler LLC’s undrawn revolving credit facility. We believe that our significant liquidity and strong capital structure will allow us to execute our strategy of self-funding minimal capital expenditures and distributions to our unitholders while limiting our reliance on the capital markets.

Our Business Strategies

Our primary objective is to increase unitholder value by executing the following business strategies:

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Grow by leveraging our strategic relationship with Diamondback and through accretive acquisitions. Diamondback, with its strong credit profile and well-capitalized balance sheet, including $760 million of liquidity as of June 30, 2018, is well positioned to pursue its growth-oriented upstream development strategy. Our provision of midstream services to Diamondback is an integral component of that strategy and critical to Diamondback’s success. Since its initial public offering in 2012, Diamondback has made seven significant acquisitions for a total of nearly $5 billion and expanded its acreage position in the Permian from approximately 51,000 net acres to approximately 204,000 net acres as of June 30, 2018, an increase of over 300%. In August 2018, Diamondback announced that it had entered into definitive agreements for two additional significant acquisitions for total consideration of approximately $10.4 billion (including assumed debt) which, if completed, will further expand its acreage position to approximately 390,000 net acres. Diamondback intends to utilize cash from distributions that it receives from Rattler LLC in part to fund its drilling and completion activities and drive additional production growth, which we believe will further support our growth strategy. We expect to grow organically with Diamondback as it increases production on the Dedicated Acreage, participate with Diamondback in acquisitions that contain midstream infrastructure and source additional acreage dedications from Diamondback and third-party producers and/or acquire complementary midstream assets on our own when these opportunities align with our strategic plan and are accretive to unitholders.

•

Serve as the primary provider of midstream services for Diamondback. We own and operate midstream infrastructure assets that handle the majority of Diamondback’s midstream gathering and water-related needs in the Midland and Delaware Basins. Our midstream assets were built or acquired to support Diamondback’s multi-year growth with minimal incremental capital expenditures. For the six months ended June 30, 2018, the average utilization of our crude oil and natural gas gathering systems was 39%. Diamondback has dedicated approximately 209,000 gross acres through the Acreage Dedication. Pursuant to this dedication, we will continue to provide fresh water sourcing and handling, saltwater gathering and disposal, crude oil transportation and gathering and natural gas gathering and compression services for Diamondback until 2034, when Diamondback has the option to extend the contract expiration date. We expect that Diamondback’s production, and therefore its need for midstream services, will grow on the Dedicated Acreage from the continual development of its core areas and we intend to utilize this relationship with Diamondback to drive free cash flow growth and the payment of distributions to our unitholders.

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Focus on free cash flow generation to fund our minimal capital plan, support our distribution policy and maximize unitholder returns. Our growth will be underpinned by high-margin, stable cash flow as a result of our long-term, fixed-fee contracts with Diamondback. In addition, we expect to have low future capital expenditure requirements, which will allow us to self-fund our minimal capital program and make distribution payments to our unitholders. A core component of our strategy is to maximize free cash flow while maintaining low leverage.

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Emphasize providing midstream services under long-term, fixed-fee contracts to avoid direct commodity price exposure, mitigate volatility and enhance stability of our cash flow. Our commercial agreements with Diamondback are structured as 15-year, fixed-fee contracts, which mitigates our direct exposure to commodity prices and enhances stability and predictability of our cash flow. We intend to pursue future opportunities that primarily utilize fixed-fee structures to insulate our cash flow from direct commodity price exposure.

Our Emerging Growth Company Status

Because our predecessor had less than $1.07 billion in revenue during its last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•

the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable); accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Below is a summary of certain key risk factors that you should consider in evaluating an investment in our common units. However, this list is not exhaustive. Please read “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business

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We derive substantially all of our revenue from Diamondback. If Diamondback changes its business strategy, alters its current drilling and development plan on our Dedicated Acreage, or otherwise significantly reduces the volumes of crude oil, natural gas, produced water or fresh water with respect to which we perform midstream services, our revenue would decline and our business, financial condition, results of operations, cash flow and ability to make distributions to our common unitholders would be materially and adversely affected.

•	Our cash flow will be entirely dependent upon the ability of our subsidiary, Rattler LLC, to make cash distributions to us.

•

We may not have sufficient cash to pay any quarterly distribution on our common units and, regardless whether we have sufficient cash, we may choose not to pay any quarterly distribution on our common units because the board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion.

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The assumptions underlying the forecast of distributable cash flow that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual distributable cash flow to differ materially from our forecast.

Risks Inherent in an Investment in Us

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Diamondback owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Diamondback, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our common unitholders.

•	Our partnership agreement restricts the remedies available to our common unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

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Affiliates of our general partner and Diamondback may compete with us, and do not have any obligation to present business opportunities to us except with respect to the Acreage Dedication contained in our commercial agreements.

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There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

•	Common unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.

•	For as long as we are an “emerging growth company,” we will not be required to comply with certain disclosure requirements that apply to other public companies.

Risks Related to Taxation

•	We are treated as a corporation for U.S. federal income tax purposes and our cash available for distribution to our common unitholders may be substantially reduced.

•	Distributions to common unitholders may be taxable as dividends.

The Transactions

Rattler LLC was formed in July 2014 by Diamondback to serve as Diamondback’s primary vehicle to support its production growth and grow its midstream business in the Permian and in any other areas in which Diamondback may operate in the future.

Rattler Midstream Partners LP was formed in July 2018 by Rattler Midstream GP LLC, our general partner and a wholly-owned subsidiary of Diamondback, to conduct this offering and to own interests in and operate Rattler LLC following the completion of this offering. Concurrently with the completion of this offering, the following transactions will occur:

•	Our general partner will contribute $1.0 million in cash to us in respect of its general partner interest;

•	Diamondback will contribute $1.0 million in cash to us in respect of its Class B Units;

•	we will issue Class B Units to Diamondback and Rattler LLC will issue an equal number of Rattler LLC Units to Diamondback;

•

we will issue                common units (or                common units if the underwriters exercise in full their option to purchase additional common units) pursuant to this offering in exchange for net proceeds of approximately $        million ($        million if the underwriters exercise in full their option to purchase additional common units);

•	we will contribute all of the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued;

•	Rattler LLC will distribute a portion of those net proceeds to Diamondback and retain a portion of the net proceeds for general company purposes, including to fund future capital expenditures;

•	we, our general partner and Rattler LLC will enter into an exchange agreement with Diamondback;

•	we will enter into a registration rights agreement with Diamondback; and

•	we, our general partner and Rattler LLC will enter into an operational services and secondment agreement with Diamondback.

Following completion of this offering, Diamondback will own, through its ownership of Class B Units, a     % voting interest in us (     % if the underwriters exercise in full their option to purchase additional common units) and, through its ownership of Rattler LLC Units, a     % economic, non-voting interest in Rattler LLC (    % if the underwriters exercise in full their option to purchase additional common units).

Neither our general partner interest nor our Class B Units will be entitled to participate in distributions made by us, except that (i) our Class B Units will be entitled to quarterly aggregate cash preferred distributions of 8% per annum on the $1.0 million capital contribution made in respect of such units, or $0.02 million in aggregate per quarter to all Class B Units, and (ii) our general partner will be entitled to a quarterly cash preferred distribution of 8% per annum on the $1.0 million capital contribution made in respect of its general partner interest, or $0.02 million per quarter.

Ownership and Organizational Structure

After giving effect to the transactions described above, assuming the underwriters’ option to purchase additional common units from us is not exercised, our organizational structure will be as follows:

Diamondback Energy, Inc. Public 100% membership interest Class B Units(1) Rattler % voting interest Midstream GP LLC common units(3) % voting interest Rattler LLC Units general partner % economic non-voting interest interest(2) Rattler Midstream Partners LP Rattler LLC Units managing member interest % economic interest Rattler Midstream LLC 100% membership interest Tall City Towers LLC

(1)

Each Class B Unit may be exchanged, together with one Rattler LLC Unit, for one common unit. Holders of Class B Units are not entitled to receive cash distributions in respect of the Class B Units other than their pro rata portion of the cash preferred distributions equal to 8% per annum payable quarterly on the $1.0 million capital contribution made to us by Diamondback in connection with the issuance of the Class B Units.

(2)

The holder of the general partner interest is not entitled to receive cash distributions in respect of the general partner interest other than the cash preferred distributions equal to 8% per annum payable quarterly on the $1.0 million capital contribution made to us by the general partner in respect of its general partner interest.

(3)

The common units are entitled to all distributions made by us other than the preferred distributions described above to be made in respect of the Class B Units and the general partner interest, which preferred distributions will be $0.04 million per quarter in the aggregate.

Management

We are managed and operated by the board of directors and the executive officers of our general partner, Rattler Midstream GP LLC. Diamondback is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with Nasdaq listing standards. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. Many of the executive officers and directors of our general partner also currently serve in senior leadership positions at Diamondback and the general partner of Viper. Please read “Management—Executive Officers and Directors of Our General Partner.”

Our operations will be conducted through, and our operating assets will be owned by, Rattler LLC. At the completion of this offering, we will be the sole managing member of Rattler LLC and will manage and operate it and its assets. We may, in certain circumstances, contract with third parties to provide personnel in support of our operations. However, neither we nor any of our subsidiaries will have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations, whether by directly hiring employees or by obtaining the services of personnel employed by Diamondback. In addition, pursuant to the operational services and secondment agreement that we will enter into at the closing of this offering, certain of Diamondback’s employees will be seconded to our general partner to provide certain management and all operational services with respect to our business under the direction and control of our general partner. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates, including Diamondback, but we sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 500 West Texas, Suite 1200, Midland, Texas, 79701, and our telephone number is (432) 221-7400. Following the completion of this offering, our website will be located at www.rattlermidstream.com. We expect to make our periodic reports and other information filed with or furnished to the U.S. Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

Under our partnership agreement, our general partner has a contractual duty to manage us in a manner it believes is not adverse to the interests of our partnership. However, because our general partner is a wholly-owned subsidiary of Diamondback, the officers and directors of our general partner have a duty to manage the business of our general partner in a manner that is in the best interests of Diamondback. As a result of this relationship, conflicts of interest may arise in the future between us or our unitholders, on the one hand, and our general partner or its affiliates, including Diamondback, on the other hand. Please read “Conflicts of Interest and Fiduciary Duties.”

Delaware law provides that a Delaware limited partnership may, in its partnership agreement, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership. As permitted by Delaware law, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including Diamondback and its affiliates, are not restricted from competing with us, and do not have any obligation to present business opportunities to us except with respect to Acreage Dedication contained in our commercial agreements. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and, pursuant to the terms of our partnership agreement, each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Fiduciary Duties” and “Certain Relationships and Related Party Transactions.”

We have entered into, or will enter into, various agreements with Diamondback and its affiliates in connection with this offering. While not the result of arm’s-length negotiations, we believe the terms (including rates) of these agreements with Diamondback and its affiliates are or will be generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. Please read “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions.”

The Offering

Common units offered to the public	common units or common units if the underwriters exercise in full their option to purchase additional common units.

Option to purchase additional common units	We have granted the underwriters a 30-day option to purchase up to an additional common units.

Units outstanding after this offering	common units and Class B Units (or common units and Class B Units if the underwriters exercise in full their option to purchase additional common units).

If and to the extent the underwriters do not exercise their option to purchase additional common units, in whole or in part, we will issue up to an additional Class B Units, and Rattler LLC will issue an equal number of Rattler LLC Units, to Diamondback at the expiration of the option for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and a number of Class B Units equal to the number of remaining common units not purchased by the underwriters pursuant to any exercise of the option, and Rattler LLC will issue an equal number of Rattler LLC Units, will be issued to Diamondback at the expiration of the option period for no additional consideration.

Use of proceeds	We expect to receive estimated net proceeds of approximately $ million from this offering, based on an assumed initial public offering price of $ per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Our estimate assumes the underwriters’ option to purchase additional common units is not exercised. We intend to contribute the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued, representing approximately % of Rattler LLC’s outstanding membership interests after this offering. Our Rattler LLC Units will entitle us to sole management control of Rattler LLC. If and to the extent that the underwriters exercise their option to purchase additional common units, we will contribute the net proceeds thereof to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units purchased pursuant to the option. We intend for Rattler LLC to (i) distribute approximately $ of the net proceeds to Diamondback and (ii) retain approximately $ for general company purposes, including to fund future capital expenditures. Please read “Use of Proceeds.”

Cash distributions	In connection with the closing of this offering, the board of directors of our general partner will adopt a cash distribution policy, which we

expect to initially require us to pay quarterly distributions to common unitholders of record on the applicable record date of $         per common unit within 60 days after the end of each quarter, beginning with the quarter ending                 ,                 , subject to applicable law and our obligations under certain contractual agreements. Our first distribution, however, will be prorated for the period from the closing of this offering through                  ,                . We do not have a legal obligation to pay distributions at any rate or at all, and there is no guarantee that we will declare or pay quarterly cash distributions to our common unitholders. If we do not have sufficient cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the distribution established by our cash distribution policy to our common unitholders.

The board of directors of our general partner may change our cash distribution policy at any time. Our partnership agreement does not require us to pay distributions to our common unitholders on a quarterly or other basis.

Neither our general partner interest nor our Class B Units will be entitled to participate in distributions made by us, except that (i) our Class B Units will be entitled to quarterly aggregate cash preferred distributions of 8% per annum on the $1.0 million capital contribution made in respect of such units, or $0.02 million in aggregate per quarter to all Class B Units, and (ii) our general partner will be entitled to a quarterly cash preferred distribution of 8% per annum on the $1.0 million capital contribution made in respect of its general partner interest, or $0.02 million per quarter.

We expect that our only source of cash will be distributions from Rattler LLC. We will only be able to make cash distributions to the extent that we have sufficient cash after the establishment of cash reserves and the payment of expenses. Rattler LLC will pay all of our expenses, including the expenses we expect to incur as a result of being a publicly traded entity, other than our U.S. federal income tax expense.

The Rattler LLC limited liability company agreement will provide that, in our capacity as managing member of Rattler LLC, we may cause Rattler LLC to pay cash distributions at any time and from time to time, which distributions will be paid pro rata in respect of all outstanding Rattler LLC Units. Rattler LLC’s ability to make any such distribution will be subject to applicable law as well as any contractual restrictions, such as those under its revolving credit facility. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Under our partnership agreement and the Rattler LLC limited liability company agreement, Rattler LLC will reimburse our general partner and its affiliates, including Diamondback, for costs and expenses they incur and payments they make on our behalf. Rattler LLC will make these payments before making any distributions in respect of the Rattler LLC Units.

We expect that we will be subject to a U.S. federal income tax rate of 21%. Accordingly, we must receive cash distributions from Rattler LLC sufficient to pay U.S. federal income tax on the income allocated to us by Rattler LLC in addition to the cash necessary to pay our preferred distributions and our contemplated distributions to our common unitholders. We estimate that cash distributions from Rattler LLC of approximately $ million would be required to support the payment of our preferred distributions and our currently contemplated quarterly distribution for four quarters ($ million, or approximately $ million per quarter) as well as our U.S. federal income tax obligations for those four quarters.

If the underwriters exercise in full their option to purchase additional common units, we estimate that cash distributions from Rattler LLC would be required to support the payment of our preferred distributions and our currently contemplated quarterly distribution for four quarters ($ million, or approximately $ million per quarter) as well as our U.S. federal income tax obligations for those four quarters.

Because we will own a % membership interest in Rattler LLC at the completion of this offering ( % if the underwriters exercise in full their option to purchase additional common units), for Rattler LLC to distribute $ million in cash to us, Rattler LLC must generate cash available for distribution of at least $ .

On a pro forma basis, assuming we had completed this offering and related transactions on January 1, 2017, Rattler LLC’s unaudited pro forma cash available for distribution for the twelve months ended , 2018 and for the year ended December 31, 2017 would have been approximately $ million and $ million, respectively. Therefore, Rattler LLC would have had sufficient cash available to pay distributions on the Rattler LLC Units, and we would have had sufficient cash available to pay distributions on our common units, for the twelve months ended , 2018 or for the year ended December 31, 2017.

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions—Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending             , 2019,” we will generate sufficient cash available for distribution to support the payment of our initially contemplated quarterly distribution of $         per common unit (or $         per common unit on an annualized basis) on all of our common units. However, we do not have a legal obligation to pay quarterly distributions and we might not pay quarterly distributions to our common unitholders in any quarter. Our actual results of operations, cash flow and financial condition during the forecast period may vary from the forecast, and there is no guarantee that we will make quarterly cash distributions to our common unitholders at the contemplated quarterly distribution rate or at all. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	None.

Incentive distribution rights	None.

Issuance of additional partnership interests	Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants, appreciation rights tracking, profit and phantom interests and other derivative instruments relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine, all without the approval of any limited partners. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional units issued. Please read “Units Eligible for Future Sale” and “Our Partnership Agreement—Issuance of Additional Partnership Interests.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. In addition, any vote to remove our general partner must provide for the election of a successor general partner by the holders of a majority of the outstanding units, voting together as a single class. Upon the closing of this offering, Diamondback will own Class B Units equal to an aggregate of % of the voting interest in us. This will give Diamondback the ability to prevent the removal of our general partner. Please read “Our Partnership Agreement—Voting Rights.”

Limited call right

If at any time our general partner and its affiliates own more than 97% of the outstanding common units and Class B Units, treated as a single class, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (i) the current market price as of the date that is three days before notice of exercise of the call right is first mailed and (ii) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. (If our general partner and its affiliates reduce their collective ownership of common units and Class B Units to below 75% of the outstanding units, taken as a whole, the ownership threshold to exercise the call right will be permanently reduced to 80%.) Following the completion of this offering and assuming the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own no common units and         Class B Units, which collectively would constitute approximately     % of the common units and Class B Units treated as a single class (excluding any common units purchased by the directors, director nominees and executive officers of our general partner and certain other individuals as selected by our general partner under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read “Our Partnership Agreement—Limited Call Right.”

U.S. federal income tax consequences	Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income. For a discussion of U.S. federal tax consequences, please read “United States Federal Income Tax Considerations.”

Directed unit program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the common units being offered by this prospectus for sale to the directors, director nominees and executive officers of our general partner and certain other individuals as selected by our general partner. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read “Underwriting—Directed Unit Program.”

Exchange listing	We intend to list our common stock on Nasdaq under the trading symbol “RTLR.”

Summary Historical and Pro Forma Financial Data

The following table presents summary historical financial data of our predecessor and summary unaudited pro forma financial data for Rattler Midstream Partners LP for the periods and as of the dates indicated. The summary historical financial data of our predecessor as of and for the year ended December 31, 2017 is derived from the audited financial statements of our predecessor appearing elsewhere in this prospectus. In addition, the summary historical financial data of our predecessor as of and for the six months ended June 30, 2018 and June 30, 2017 are derived from unaudited condensed consolidated interim financial statements of our predecessor also appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Upon the completion of this offering, we will own a    % controlling membership interest in Rattler LLC (assuming no exercise of the underwriters’ option to purchase additional common units) and Diamondback will own, through its ownership of Rattler LLC Units, a     % economic non-voting interest in Rattler LLC (assuming no exercise of the underwriters’ option to purchase additional common units). However, as required by GAAP, we will consolidate 100% of the assets and operations of Rattler LLC in our financial statements and reflect a non-controlling interest.

The summary unaudited pro forma financial data presented in the following table for the year ended December 31, 2017 and the six months ended June 30, 2018 are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet data as of June 30, 2018 assumes the offering and the related transactions occurred as of June 30, 2018 and the unaudited pro forma combined statements of operations and statement of cash flows data for the year ended December 31, 2017 and the six months June 30, 2018 assume the offering and the transactions occurred as of January 1, 2017. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

•	the contribution to us by Diamondback and our general partner of $2.0 million in cash;

•	our issuance of Class B Units to Diamondback and the issuance by Rattler LLC of an equal number of Rattler LLC Units to Diamondback;

•	our issuance of common units pursuant to this offering in exchange for net proceeds of approximately $ million;

•	our contribution of all of the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued;

•	Rattler LLC’s distribution of a portion of those net proceeds to Diamondback and retention of a portion of the net proceeds for general company purposes, including to fund future capital expenditures;

•	Rattler LLC’s entrance into a new $ million revolving credit facility; and

•

the acquisition of the Fasken Center by Diamondback and contribution to us of all the membership interests in Tall City Towers LLC, or Tall Towers, as if such transactions occurred on January 1, 2017 for the purposes of preparing the unaudited pro forma combined statement of operations (for the year ended December 31, 2017, see the Fasken Midland Statement of Revenue and Certain Expenses included elsewhere in this prospectus).

	Rattler Midstream Partners LP Predecessor Historical			Rattler Midstream Partners LP Pro Forma
	Year Ended December 31, 2017			Year Ended December 31, 2017	Six Months Ended June 30, 2018
		Six Months Ended June 30,
		2018	2017
	(in thousands, except per unit data)
Statement of Operations Data:
Revenues
Total revenues	$39,295	$83,663	$16,378	$51,532	$84,644
Costs and expenses
Operating expenses	10,557	30,534	3,155	13,357	30,643
Depreciation, amortization and accretion	3,486	11,791	744	11,083	12,403
General and administrative expenses	1,265	680	292	1,887	789

Total operating expenses	15,308	43,005	4,191	26,327	43,835

Operating income	23,987	40,658	12,187	25,205	40,809
Other income/expense
Interest expense, net of amount capitalized	—	—	—	—	—
Loss on sale of property, plant and equipment	—	(2,568)	—	—	(2,568)
Income from nonconsolidated investments	1,366	—	345	1,366	—

Total other income (expense)	1,366	(2,568)	345	1,366	(2,568)

Income before income taxes	25,353	38,090	12,532	26,571	38,241
Provision for income taxes	4,688	8,222	4,448	5,130	8,256

Net income	$20,665	$29,868	$8,084	$21,441	$29,985

Net income per common unit (basic and diluted)
Common units
Balance Sheet Data (at period end):
Total property, plant and equipment, net	$255,323	$503,456	$150,919		$503,456
Total assets	299,605	520,551	161,581		520,551
Member’s equity / partners’ capital	292,608	500,993	155,875		500,993
Statement of Cash Flows Data:
Net cash provided by operating activities	$8	$89,141	$2,468
Net cash used in investing activities	—	(84,671)	—
Net cash provided by financing activities	—	—	—
Other Data:
EBITDA(1)	$28,839	$49,881	$13,276	$37,654	$50,644

(1)

For our definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

We define EBITDA as net income before income taxes, net interest expense, depreciation, amortization and accretion. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to those of other companies in the midstream energy industry, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our common unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income and net cash provided by operating activities. EBITDA should not be considered an alternative to net income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income or net cash, and these measures may vary from those of other companies. As a result, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following tables present a reconciliation of EBITDA to net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Rattler Midstream Partners LP Predecessor Historical			Rattler Midstream Partners LP Pro Forma
	Year Ended December 31, 2017			Year Ended December 31, 2017	Six Months Ended June 30, 2018
		Six Months Ended June 30,
		2018	2017
	(in thousands, except per unit data)
Reconciliation of net income to EBITDA:
Net income	$20,665	$29,868	$8,084	$21,441	$29,985
Provision for income taxes	4,688	8,222	4,448	5,130	8,256
Interest expense, net of amount capitalized	—	—	—	—	—
Depreciation, amortization and accretion	3,486	11,791	744	11,083	12,403

EBITDA	$28,839	$49,881	$13,276	$37,654	$50,644

Reconciliation of net cash provided by operating activities to EBITDA:
Net cash provided by operating activities	$8	$89,141	$2,468
Changes in operating assets and liabilities	28,831	(36,691)	10,422
Change in income tax payable	—	—	42
Interest expense, net of amount capitalized	—	—	—
Stock based compensation and other	—	(2,568)	344

EBITDA	$28,839	$49,881	$13,276

RISK FACTORS

Investing in our common units involves risks. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business and we will be treated as a corporation for U.S. federal income tax purposes. You should carefully consider the following risk factors together with all of the other information included in this prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations, cash flow and ability to make cash distributions could be materially adversely affected. In that case, we may not be able to pay distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Related to Our Business

We derive substantially all of our revenue from Diamondback. If Diamondback changes its business strategy, alters its current drilling and development plan on the Dedicated Acreage, or otherwise significantly reduces the volumes of crude oil, natural gas, produced water or fresh water with respect to which we perform midstream services, our revenue would decline and our business, financial condition, results of operations, cash flow and ability to make distributions to our common unitholders would be materially and adversely affected.

We derive substantially all of our revenue from our commercial agreements with Diamondback, which agreements do not contain minimum volume commitments, as well as volumes attributable to third-party interest owners that participate in Diamondback’s operated wells and are charged under short-term contracts at market sensitive rates. As a result, we are subject to the operational and business risks of Diamondback, the most significant of which include the following:

•	a reduction in or slowing of Diamondback’s drilling and development plan on the Dedicated Acreage, which would directly and adversely impact Diamondback’s demand for our midstream services;

•

the volatility of crude oil, natural gas and NGL prices, which could have a negative effect on Diamondback’s drilling and development plan on the Dedicated Acreage or Diamondback’s ability to finance its operations and drilling and completion costs on that acreage;

•	the availability of capital on an economic basis to fund Diamondback’s exploration and development activities, if needed;

•	drilling and operating risks, including potential environmental liabilities, associated with Diamondback’s operations on the Dedicated Acreage;

•

future wells, or wells that are currently in the process of being completed, on acreage that is dedicated to us do not produce sufficient hydrocarbons or are dry holes, which would directly and adversely impact the hydrocarbon volumes on our systems and our revenue;

•	downstream processing and transportation capacity constraints and interruptions, including the failure of Diamondback to have sufficient contracted processing or transportation capacity; and

•	adverse effects of increased or changed governmental and environmental regulation or enforcement of existing regulation.

In addition, we are indirectly subject to the business risks of Diamondback generally and other factors, including, among others:

•	Diamondback’s financial condition, credit ratings, leverage, market reputation, liquidity and cash flow;

•	Diamondback’s ability to maintain or replace its reserves;

•	adverse effects of governmental and environmental regulation on Diamondback’s upstream operations; and

•	losses from pending or future litigation.

Further, we have no control over Diamondback’s business decisions and operations, and Diamondback is under no obligation to adopt a business strategy that is favorable to us. Thus, we are subject to the risk that Diamondback could cancel its planned development, breach its commitments with respect to future dedications or otherwise fail to pay or perform, including with respect to our commercial agreements. We cannot predict the extent to which Diamondback’s businesses would be impacted if conditions in the energy industry were to deteriorate nor can we estimate the impact such conditions would have on Diamondback’s ability to execute its drilling and development plan on the Dedicated Acreage or to perform under our commercial agreements. Any material non-payment or non-performance by Diamondback under our commercial agreements would have a significant adverse impact on our business, financial condition, results of operations and cash flow and could therefore materially adversely affect our ability to make cash distributions to our common unitholders.

Our commercial agreements with Diamondback carry initial terms ending in 2034, and there is no guarantee that we will be able to renew or replace these agreements on equal or better terms, or at all, upon their expiration. Our ability to renew or replace our commercial agreements following their expiration at rates sufficient to maintain our current revenues and cash flow could be adversely affected by activities beyond our control, including the activities of federal and state regulators, our competitors and Diamondback.

At the completion of this offering, we will not have any material customers other than Diamondback. However, we may in the future enter into material commercial contracts with other customers. To the extent we derive substantial income from or commit to capital projects to service new customers, each of the risks indicated above would apply to such arrangements and customers.

We may not have sufficient cash to pay any quarterly distribution on our common units and, regardless whether we have sufficient cash, we may choose not to pay any quarterly distribution on our common units.

We expect that our only source of cash will be distributions from Rattler LLC. We will only be able to make cash distributions to the extent that we have sufficient cash after the establishment of cash reserves and the payment of expenses. The Rattler LLC limited liability company agreement will provide that, in our capacity as managing member of Rattler LLC, we may cause Rattler LLC to pay cash distributions at any time and from time to time, which distributions will be paid pro rata in respect of all outstanding Rattler LLC Units. Rattler LLC’s ability to make any such distribution will be subject to applicable law as well as any contractual restrictions, such as those under its revolving credit facility. Please read “Cash Distribution Policy and Restrictions on Distributions.”

We expect that we will be subject to a U.S. federal income tax rate of approximately 21%. Accordingly, we must receive cash distributions from Rattler LLC sufficient to pay U.S. federal income tax on the income allocated to us by Rattler LLC in addition to the cash necessary to pay our preferred distributions and any contemplated distributions to our common unitholders. We estimate that cash distributions from Rattler LLC of approximately $         million would be required to support the payment of our preferred distributions and our currently contemplated quarterly distribution for four quarters ($         million, or approximately $         million per quarter) as well as our U.S. federal income tax obligations for those four quarters.

Because we will own a    % membership interest in Rattler LLC at the completion of this offering (    % if the underwriters exercise in full their option to purchase additional common units), for Rattler LLC to distribute $        million in cash to us, Rattler LLC must generate cash available for distribution of at least $        .

Rattler LLC may not generate sufficient cash to support any distribution to our common unitholders; accordingly, we may not have sufficient cash each quarter to enable us to pay any distributions to our common unitholders. Furthermore, our partnership agreement does not require us to pay distributions on a quarterly basis or otherwise. The amount we will be able to distribute on our common units will depend on the amount of cash we receive from Rattler LLC, which in turn will principally depend on the amount of cash Rattler LLC generates from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the volumes of crude oil we gather, the volumes of natural gas we gather, the volumes of produced water we collect, clean or dispose of and the volumes of fresh water we distribute and store;

•

market prices of crude oil, natural gas and NGLs and their effect on Diamondback’s drilling and development plan on the Dedicated Acreage and the volumes of hydrocarbons that are produced on the Dedicated Acreage and for which we provide midstream services;

•	Diamondback’s and our other customers’ ability to fund their drilling and development plan on the Dedicated Acreage;

•

downstream processing and transportation capacity constraints and interruptions, including the failure of Diamondback and any other customers to have sufficient contracted processing or transportation capacity;

•	the levels of our operating expenses, maintenance expenses and general and administrative expenses;

•	regulatory action affecting:

•	the supply of, or demand for, crude oil, natural gas, NGLs and water,

•	the rates we can charge for our midstream services,

•	the rates that EPIC can charge for its transportation and terminal services;

•	the terms upon which we are able to contract to provide our midstream services,

•	our existing gathering and other commercial agreements; or

•	our operating costs or our operating flexibility;

•	the rates we charge for our midstream services;

•	the rates that EPIC charges for its transportation and terminal services;

•	prevailing economic conditions; and

•	adverse weather conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level and timing of our capital expenditures, including capital calls associated with any investment we make in the EPIC project;

•	our debt service requirements and other liabilities;

•	our ability to borrow under our debt agreements to fund our capital expenditures and operating expenditures and to pay distributions;

•	fluctuations in our working capital needs;

•	restrictions on distributions contained in any of our debt agreements;

•	the cost of acquisitions, if any;

•	the fees and expenses of our general partner and its affiliates (including Diamondback) that we are required to reimburse;

•	the amount of cash reserves established by our general partner; and

•	other business risks affecting our cash levels.

The amount of our quarterly cash distributions, if any, may vary significantly both quarterly and annually. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time.

Investors who are looking for an investment that will pay regular and predictable quarterly distributions should not invest in our common units. Our business performance may be more volatile, and our cash flow may be less stable, than the business performance and cash flow of publicly traded partnerships with traditional structures like minimum quarterly distributions, subordinated units and incentive distribution rights. As a result, our quarterly cash distributions may be volatile and may vary quarterly and annually. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or an obligation to distribute all available cash generated by our operations. The amount of our quarterly cash distributions will generally depend on the performance of our business, which has a limited operating history. See “Cash Distribution Policy and Restrictions on Distributions.”

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to make any distributions on our common units at all.

Our partnership agreement does not require us to pay any distributions on our common units at all. Accordingly, the board of directors of our general partner may change our cash distribution policy at any time at its discretion and could elect not to pay distributions on our common units for one or more quarters. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our common unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited duties to our common unitholders, which may permit it to favor its own interests or the interests of Diamondback to the detriment of our common unitholders.

The assumptions underlying the forecast of cash available for distributions that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distributions to differ materially from our forecast.

The forecast of distributable cash flow set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations and cash available for distribution for the twelve months ending                 , 2019. Our ability to pay our currently contemplated quarterly distributions in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in “Cash Distribution Policy and Restrictions on Distributions.” Our financial forecast has been prepared by management, and we have neither received nor requested an opinion or report on it from our or any other independent auditor. The assumptions and estimates underlying the forecast are substantially driven by Diamondback’s anticipated drilling and completion schedule and, although we consider our assumptions as to Diamondback’s ability to maintain that schedule reasonable as of the date of this prospectus, those estimates and Diamondback’s ability to achieve anticipated drilling and production targets are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecast. If we do not achieve the forecasted results, we may not be able to pay the initial quarterly distribution or any distribution at all on our common units, in which event the market price of our common units may decline materially.

The forecast of our expenses and revenues include estimates of expenses to be incurred and revenues to be received include anticipated investments in, and capital contributions attributable to, the EPIC project, and a failure to timely fund such investments or contributions may result in revenues that differ materially from our forecast.

The forecast of our expenses and revenues include estimates of expenses to be incurred and revenues to be received attributed to our investments in the EPIC project. In order to realize any potential revenues associated with such pipeline, we will need to exercise our option to invest in, and contribute future capital to, this pipeline. To fund this investment, we will be required to use cash from our operations, incur debt or sell additional common units or other equity securities. Using cash from our operations will reduce cash available for distribution to our unitholders. While we have historically received funding from Diamondback, none of Diamondback, our general partner or any of their respective affiliates is committed to providing any direct or indirect financial support to these activities. Any delay associated with our option exercise or our failure to timely contribute additional capital could result in decreased revenues.

The amount of cash we have available for distribution to our common unitholders depends primarily on our cash flow and not solely on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on our profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record a net loss for financial accounting purposes and, conversely, we might fail to make cash distributions on our common units during periods when we record net income for financial accounting purposes.

If Diamondback sells any of the Dedicated Acreage to a third party, the third party’s financial condition could be materially worse than Diamondback’s, and thus we could be subject to the nonpayment or nonperformance by the third party.

If Diamondback sells any of the Dedicated Acreage to a third party, the third party’s financial condition could be materially worse than Diamondback’s. In such a case, we may be subject to risks of loss resulting from nonpayment or nonperformance by the third party, which risks may increase during periods of economic uncertainty. Furthermore, the third party may be subject to their own operating and regulatory risks, which could increase the risk that that third party may default on its obligations to us. Any material nonpayment or nonperformance by the third party could reduce our ability to make distributions to our common unitholders.

The Acreage Dedication is subject to additional risk in the event of a bankruptcy proceeding of Diamondback.

If in the future Diamondback is in financial distress or commences bankruptcy proceedings, our contracts with Diamondback, including the Acreage Dedication provisions, may be subject to renegotiation or rejection under applicable provisions of the United States Bankruptcy Code. If, in such a circumstance, any such contract is altered or rejected in bankruptcy proceedings, we could lose some or all of the expected revenues associated with that contract, which could have a material and adverse effect on our business, cash flow and results of operations.

Our business is difficult to evaluate because we have a limited operating history.

Rattler Midstream Partners LP was formed in July 2018 and substantially all of our assets were acquired by our predecessor effective on or after January 1, 2016. Moreover, we do not have historical financial statements with respect to certain of our midstream assets for periods prior to their acquisition by Diamondback. As a result, there is only limited historical financial and operating information available upon which to base your evaluation of our performance.

Because of the natural decline in hydrocarbon production from existing wells, our success depends, in part, on our ability to maintain or increase hydrocarbon throughput volumes on our midstream systems, which depends on our customers’ levels of development and completion activity on our Dedicated Acreage.

The level of crude oil and natural gas volumes handled by our midstream systems depends on the level of production from crude oil and natural gas wells dedicated to our midstream systems, which may be less than expected and which will naturally decline over time. To maintain or increase throughput levels on our midstream systems, we must obtain production from wells completed by Diamondback and any third party customers on acreage dedicated to our midstream systems or execute agreements with other third parties in our areas of operation.

We have no control over Diamondback’s or other producers’ levels of development and completion activity in our areas of operation, the amount of reserves associated with wells connected to our systems or the rate at which production from a well declines. In addition, we have no control over Diamondback or other producers or their exploration and development decisions, which may be affected by, among other things:

•	the availability and cost of capital;

•	prevailing and projected crude oil, natural gas and NGL prices;

•	demand for crude oil, natural gas and NGLs;

•	levels of reserves;

•	geologic considerations;

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changes in the strategic importance Diamondback assigns to development in the Delaware Basin or the Midland Basin as opposed to other potential future operations they may acquire, which could adversely affect the financial and operational resources Diamondback is willing to devote to development of our Dedicated Acreage;

•	increased levels of taxation related to the exploration and production of crude oil, natural gas and NGLs in our areas of operation;

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environmental or other governmental regulations, including the availability of permits, the regulation of hydraulic fracturing and a governmental determination that multiple facilities are to be treated as a single source for air permitting purposes; and

•	the costs of producing crude oil, natural gas and NGLs and the availability and costs of drilling rigs and other equipment.

Due to these and other factors, even if reserves are known to exist in areas served by our midstream assets, producers, including Diamondback, may choose not to develop those reserves. If producers choose not to develop their reserves or they choose to slow their development rate in our areas of operation, utilization of our midstream systems will be below anticipated levels. Reductions in development activity, coupled with the natural decline in production from our current Dedicated Acreage, would result in our inability to maintain the then-current levels of utilization of our midstream assets, which could materially adversely affect our business, financial condition, results of operations, cash flow and ability to make cash distributions.

If Diamondback does not maintain its drilling activities on the Dedicated Acreage, the demand for our fresh water and SWD services could be reduced, which could have a material adverse effect on our results of operations, cash flow and ability to make distributions to our common unitholders.

The fresh water and SWD services we provide to Diamondback and any other customers assist in their drilling activities. If Diamondback does not maintain its drilling activities on the Dedicated Acreage, their demand for our fresh water and SWD services will be reduced regardless of whether we continue to provide our other midstream services for their production. If the demand for our fresh water or SWD services declines for this or any other reason, our results of operations, cash flow and ability to make distributions to our common unitholders could be materially adversely affected.

Dedicated Acreage may be lost as a result of title defects in the properties in which Diamondback invests.

It is Diamondback’s practice in acquiring oil and natural gas leases or interests not to incur the expense of retaining lawyers to examine the title to the mineral interests. Rather, Diamondback relies on the judgement of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest. The existence of a material title deficiency can render a lease worthless. If Diamondback fails to cure any title defects, it may be delayed or prevented from utilizing the associated mineral interest which could result in a decrease in the volumes on our systems and an associated decrease in our revenues.

Our midstream assets are currently located exclusively in the Permian in Texas, making us vulnerable to risks associated with operating in a single geographic area.

Our midstream assets are currently located exclusively in the Permian in Texas. As a result of this concentration, we will be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, market limitations, water shortages or restrictions, drought related conditions or other weather-related conditions or interruption of the processing or transportation of crude oil, natural gas and water. If any of these factors were to impact the Permian more than other producing regions, our business, financial condition, results of operations and ability to make cash distributions could be adversely affected relative to other midstream companies that have a more geographically diversified asset portfolio.

Oil and natural gas producers’ operations, especially those using hydraulic fracturing, are substantially dependent on the availability of water. Restrictions on our ability to obtain water could reduce demand for our water services, which could have an adverse effect on our cash flow.

Water is an essential component of oil and natural gas production during both the drilling and hydraulic fracturing processes. However, the availability of suitable water supplies may be limited by prolonged drought conditions and changing laws and regulations relating to water use and conservation. For example, in recent years, Texas has experienced extreme drought conditions. As a result of this severe drought, some local water districts have begun restricting the use of water subject to their jurisdiction for hydraulic fracturing to protect local water supply. A reduction in the availability of water could impact the water services we provide and, as a result, our financial condition, results of operations and cash available for distribution could be adversely affected.

If the third-party pipelines interconnected, or expected to be interconnected, to our pipelines become unavailable to transport or store crude oil or refined products, our revenue and available cash could be adversely affected.

We depend upon third-party pipelines and associated operations to provide delivery options from our pipelines. Because we do not control these pipelines and associated operations, their continuing operation is not within our control. If any pipeline were to become unavailable for current or future volumes of crude oil or refined products due to repairs, damage to the facility, lack of capacity, shut in by regulators or any other reason, our ability to operate efficiently and continue shipping crude oil and refined products to major demand centers could be restricted, thereby reducing revenue. Any temporary or permanent interruption at these pipelines could have a material adverse effect on our business, results of operations, financial condition or cash flow, including our ability to make distributions.

We cannot predict the rate at which Diamondback will develop the Dedicated Acreage or the areas it will decide to develop.

The Acreage Dedication covers midstream services in a number of areas that are at the early stages of development, in areas that Diamondback is still determining whether to develop, and in areas where we may have to acquire operating assets from third parties. In addition, Diamondback owns acreage in areas that are not dedicated to us. We cannot predict which of these areas Diamondback will determine to develop and at what time. Diamondback may decide to explore and develop areas in which we have a smaller operating interest in the midstream assets that service that area, or where the acreage is not dedicated to us, rather than areas in which we have a larger operating interest in the midstream assets that service that area. Diamondback’s decision to develop acreage that is not dedicated to us or in which we have a smaller operating interest may adversely affect our business, financial condition, results of operations, cash flow and ability to make cash distributions.

Acquisitions of assets or businesses may reduce, rather than increase, our distributable cash flow or may disrupt our business.

Even if we make acquisitions that we believe will be accretive, these acquisitions may nevertheless result in a decrease in our distributable cash flow. Any acquisition involves potential risks that may disrupt our business, including the following, among other things:

•	mistaken assumptions about volumes or the timing of those volumes, revenues or costs, including synergies;

•	an inability to successfully integrate the acquired assets or businesses;

•	the assumption of unknown liabilities;

•	exposure to potential lawsuits;

•	limitations on rights to indemnity from the seller;

•	the diversion of management’s and employees’ attention from other business concerns;

•	unforeseen difficulties operating in new geographic areas; and

•	customer or key employee losses at the acquired businesses.

Diamondback may suspend, reduce or terminate its obligations under our commercial agreements with it in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flow and ability to make distributions to our common unitholders.

We have entered into a gas gathering and compression agreement, a crude oil gathering agreement, a produced and flowback water gathering and disposal agreement and a freshwater purchase and services agreement with Diamondback, which include provisions that permit Diamondback to suspend, reduce or terminate its obligations under each agreement if certain events occur. These events include force majeure events that would prevent us from performing some or all of the required services under the applicable agreement. Diamondback has the discretion to make such decisions notwithstanding the fact that they may significantly and adversely affect us. Any such reduction, suspension or termination of Diamondback’s obligations under our commercial agreements would have a material adverse effect on our financial condition, results of operations, cash flow and ability to make distributions to our common unitholders. Please read “Business—Our Commercial Agreements with Diamondback.”

Increased competition from other companies that provide midstream services, or from alternative fuel sources, could have a negative impact on the demand for our services, which could adversely affect our financial results.

Our systems will compete for third party customers primarily with other crude oil and natural gas gathering systems and fresh and produced water service providers. Some of our competitors have greater financial resources and may now, or in the future, have access to greater supplies of crude oil, natural gas and fresh water than we do. Some of these competitors may expand or construct gathering systems that would create additional competition for the services we would provide to third party customers. In addition, potential third party customers may develop their own gathering systems instead of using ours. Moreover, Diamondback and its affiliates are not limited in their ability to compete with us, except with respect to the Acreage Dedication contained in our commercial agreements. See “Conflicts of Interest and Fiduciary Duties.”

Further, hydrocarbon fuels compete with other forms of energy available to end-users, including electricity and coal. Increased demand for such other forms of energy at the expense of hydrocarbons could lead to a reduction in demand for our services.

All of these competitive pressures could make it more difficult for us to attract new customers as we seek to expand our business, which could have a material adverse effect on our business, financial condition, results of operations and ability to make quarterly cash distributions to our common unitholders. In addition, competition could intensify the negative impact of factors that decrease demand for crude oil, natural gas and fresh water in the markets served by our systems, such as adverse economic conditions, weather, higher fuel costs and taxes or other governmental or regulatory actions that directly or indirectly increase the cost or limit the use of crude oil, natural gas and fresh water.

Our construction of new midstream assets may not result in revenue increases and may be subject to regulatory, environmental, political, contractual, legal and economic risks, which could adversely affect our cash flow, results of operations and financial condition and, as a result, our ability to distribute cash to unitholders.

The construction of additions or modifications to our existing systems and the expansion into new production areas to service Diamondback involve numerous regulatory, environmental, political and legal uncertainties beyond our control, may require the expenditure of significant amounts of capital, and we may not be able to construct in certain locations due to setback requirements or expand certain facilities that are deemed to be part of a single source. Regulations clarifying how crude oil and natural gas production facility emissions must be aggregated under the federal Clean Air Act, or CAA, permitting program were finalized in June 2016. This action clarified certain permitting requirements, yet could still impact permitting and compliance costs. As we build infrastructure to meet Diamondback’s needs, we may not be able to complete such projects on schedule, at the budgeted cost or at all.

Our revenues may not increase immediately (or at all) upon the expenditure of funds on a particular project. For instance, if we build additional gathering assets, the construction may occur over an extended period of time and we may not receive any material increases in revenues until the project is completed or at all. We may construct facilities to capture anticipated future production growth from Diamondback or another customer in an area where such growth does not materialize. As a result, new midstream assets may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our business, financial condition, results of operations, cash flow and ability to make cash distributions.

The construction of additions to our existing assets may require us to obtain new rights-of-way, surface use agreements or other real estate agreements prior to constructing new pipelines or facilities. We may be unable to timely obtain such rights-of-way to connect new crude oil, natural gas and water sources to our existing infrastructure or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for us to obtain new rights-of-way or to expand or renew existing rights-of-way, leases or other agreements, and our fees may only be increased above the annual year-over-year increase by mutual agreement between us and our customer. If the cost of renewing or obtaining new agreements increases, our cash flow could be adversely affected.

We are subject to regulation by multiple governmental agencies, which could adversely impact our business, results of operations and financial condition.

We are subject to regulation by multiple federal, state and local governmental agencies. Proposals and proceedings that affect the midstream industry are regularly considered by Congress, as well as by state legislatures and federal and state regulatory commissions, agencies and courts. We cannot predict when or whether any such proposals or proceedings may become effective or the magnitude of the impact changes in laws and regulations may have on our business. However, additions to the regulatory burden on our industry can increase our cost of doing business and affect our profitability.

The rates of our regulated crude oil assets are subject to review and reporting by federal regulators, which could adversely affect our revenues.

Rattler LLC has filed a tariff to gather crude oil in interstate commerce effective September 1, 2018. Pipelines that gather or transport crude oil for third parties in interstate commerce are, among other things, subject to rate regulation by the Federal Energy Regulatory Commission, or FERC. We may also be required to respond to requests for information from government agencies, including compliance audits conducted by FERC.

FERC’s ratemaking policies are subject to change and may impact the rates charged and revenues received by Rattler LLC. In July 2016, the United States Court of Appeals for the District of Columbia Circuit issued its opinion in United Airlines, Inc., et al. v. FERC, finding that FERC had acted arbitrarily and capriciously when it failed to demonstrate that permitting an interstate petroleum products pipeline organized as a master limited partnership, or MLP, to include an income tax allowance in the cost of service underlying its rates in addition to the discounted cash flow return on equity would not result in the pipeline partnership owners double-recovering their income taxes. The court vacated FERC’s order and remanded to FERC to consider mechanisms for demonstrating that there is no double recovery as a result of the income tax allowance. On March 15, 2018, FERC issued a Revised Policy Statement on Treatment of Income Taxes in which FERC found that an impermissible double recovery results from granting a MLP pipeline both an income tax allowance and a return on equity pursuant to FERC’s discounted cash flow methodology. FERC revised its previous policy, stating that it would no longer permit an MLP pipeline to recover an income tax allowance in its cost of service. FERC stated it will address the application of the United Airlines decision to non-MLP partnership forms as those issues arise in subsequent proceedings. Further, FERC stated that it will incorporate the effects of the post-United Airlines policy changes and the Tax Cuts and Jobs Act of 2017 on industry-wide crude oil pipeline costs in the 2020 five-year review of the crude oil pipeline index level. FERC will also apply the revised Policy Statement and the Tax Cuts and Jobs Act of 2017 to initial crude oil pipeline cost-of-service rates and cost-of-service rate changes on a going-forward basis under FERC’s existing ratemaking policies, including cost-of-service rate proceedings resulting from shipper-initiated complaints. On July 18, 2018, FERC dismissed requests for rehearing and clarification of the March 15, 2018 Revised Policy Statement, but provided further guidance, clarifying that a pass-through entity will not be precluded in a future proceeding from arguing and providing evidentiary support that it is entitled to an income tax allowance and demonstrating that its recovery of an income tax allowance does not result in a double recovery of investors’ income tax costs. The initial rates for gathering service on Rattler LLC may be adversely affected to the extent that such rates are protested and FERC conducts a cost-of-service review of Rattler LLC’s proposed rates.

A change in the jurisdictional characterization of some of our assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of our assets, which may cause our operating expenses to increase, limit the rates we charge for certain services and decrease the amount of cash we have available for distribution.

Although FERC has not made a formal determination with respect to the facilities we consider to be natural gas gathering pipelines, we believe that our natural gas gathering pipelines meet the traditional tests that FERC has used to determine that pipelines perform primarily a gathering function and are, therefore, not subject to FERC jurisdiction. The distinction between FERC-regulated interstate transportation services and federally unregulated gathering services, however, has been the subject of substantial litigation, and FERC determines whether facilities are gathering facilities on a case-by-case basis, so the classification and regulation of our gathering facilities is subject to change based on future determinations by FERC, the courts or Congress. If FERC were to consider the status of an individual facility and determine that the facility or services provided by it are not exempt from FERC regulation under the Natural Gas Act of 1938, or NGA, and that the facility provides interstate transportation service, the rates for, and terms and conditions of, services provided by such facility would be subject to regulation by FERC under the NGA or the Natural Gas Policy Act, or NGPA. Such regulation could decrease revenue, increase operating costs, and, depending upon the facility in question, adversely affect our results of operations and cash flow. In addition, if any of our facilities were found to have provided services or otherwise operated in violation of the NGA or NGPA, this could result in the imposition of substantial civil penalties, as well as a requirement to disgorge revenues collected for such services in excess of the maximum rates established by FERC.

Even though we consider our natural gas gathering pipelines to be exempt from the jurisdiction of FERC under the NGA, FERC regulation of interstate natural gas transportation pipelines may indirectly impact gathering services. FERC’s policies and practices across the range of its natural gas regulatory activities, including, for example, its policies on interstate open access transportation, ratemaking, capacity release, and market center promotion may indirectly affect intrastate markets and gathering services. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that the FERC will continue to pursue this approach as it considers matters such as pipeline rates and rules and policies that may indirectly affect the natural gas gathering services.

Natural gas gathering may receive greater regulatory scrutiny at the state level; therefore, our natural gas gathering operations could be adversely affected should they become subject to the application of state regulation of rates and services. Our gathering operations could also be subject to safety and operational regulations relating to the design, construction, testing, operation, replacement and maintenance of gathering facilities. We cannot predict what effect, if any, such changes might have on our operations, but we could be required to incur additional capital expenditures and increased operating costs depending on future legislative and regulatory changes.

Federal and state legislative and regulatory initiatives relating to pipeline safety that require the use of new or more stringent safety controls or result in more stringent enforcement of applicable legal requirements could subject us to increased capital costs, operational delays and costs of operation.

The U.S. Department of Transportation, or DOT, through the PHMSA and state agencies, enforces safety regulations with respect to the design, construction, operation, maintenance, inspection and management of certain of our pipeline facilities. The PHMSA requires pipeline operators to implement integrity management programs, including more frequent inspections and other measures to ensure pipeline safety in high-consequence areas, or HCAs, defined as those areas that are unusually sensitive to environmental damage, that cross a navigable waterway, or that have a high population density. The regulations require operators to (i) perform ongoing assessments of pipeline integrity, (ii) identify and characterize applicable threats to pipeline segments that could impact a HCA, (iii) improve data collection, integration and analysis, (iv) repair and remediate pipelines as necessary and (v) implement preventive and mitigating actions. These regulations contain requirements for the development and implementation of pipeline integrity management programs, which include the inspection and testing of pipelines and the correction of anomalies. The PHMSA’s regulations also require that pipeline operation and maintenance personnel meet certain qualifications and that pipeline operators develop comprehensive spill response plans, including extensive spill response training for pipeline personnel.

The Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, also known as the Pipeline Safety and Job Creation Act, and the Protecting our Infrastructure of Pipelines and Enhancing Safety Act of 2016, also known as the PIPES Act, are the most recent enactments of federal legislation to amend the Natural Gas Pipeline Safety Act of 1968, or NGPSA, and the Hazardous Liquids Pipeline Safety Act of 1979, or HLPSA, which are pipeline safety laws requiring increased safety measures for natural gas and hazardous liquids pipelines. Among other things, the Pipeline Safety and Job Creation Act directs the Secretary of Transportation to promulgate regulations relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, leak detection system installation, material strength testing and verification of the maximum allowable pressure of certain pipelines. The Pipeline Safety and Job Creation Act also increases the maximum penalty for violation of pipeline safety regulations from $100,000 to $200,000 per violation per day of violation and from $1.0 million to $2.0 million for a related series of violations. Effective April 27, 2017, to account for inflation, those maximum civil penalties were increased to $209,002 per violation per day, with a maximum of $2,090,022 for a related series of violations. The PIPES Act ensures that the Pipeline and Hazardous Materials Safety Administration, or PHMSA, completes the Pipeline Safety and Job Creation Act requirements; reforms PHMSA to be a more dynamic, data-driven regulator; and closes gaps in federal standards.

In October 2015, PHMSA issued a proposed rule that would significantly increase the number of miles of pipelines subject to the integrity management requirement. The proposed rule would also increase the responsibilities and obligations for hazardous liquid (including crude oil, condensate, natural gas, natural gas liquids, and liquefied natural gas) pipeline operators that are already subject to integrity management requirements. In April 2016, PHMSA published a proposed rulemaking that would expand integrity management requirements and impose new pressure testing requirements on currently regulated gas transmission pipelines. The proposal would also significantly expand the regulation of gas gathering lines, subjecting previously unregulated pipelines to requirements regarding damage prevention, corrosion control, public education programs, maximum allowable operating pressure limits, and other requirements. PHMSA has not yet finalized such natural gas pipeline regulations. More recently, in January 2017, PHMSA finalized regulations for hazardous liquid pipelines that significantly extend and expand the reach of certain PHMSA integrity management requirements (i.e., periodic assessments, leak detection and repairs), regardless of the pipeline’s proximity to a high consequence area. The final rule would also impose new reporting requirements for certain unregulated pipelines, including all hazardous liquid gathering lines. However, PHMSA has delayed publication of the January 2017 rule in the federal register and, as a result, the rule has not yet become effective and may be modified. The safety enhancement requirements and other provisions of the Pipeline Safety and Job Creation Act and the PIPES Act, as well as any implementation of PHMSA rules thereunder and/or related rule making proceedings, could require us to install new or modified safety controls, pursue additional capital projects or conduct maintenance programs on an accelerated basis, any or all of which tasks could result in our incurring increased operating costs that could have a material adverse effect on our results of operations or financial position.

If third party pipelines or other facilities interconnected to our midstream systems become partially or fully unavailable, or if the volumes we gather or treat do not meet the quality requirements of such pipelines or facilities, our business, financial condition, results of operations, cash flow and ability to make distributions to our common unitholders could be adversely affected.

Our midstream systems are connected to other pipelines or facilities, the majority of which are owned by third parties. The continuing operation of such third party pipelines or facilities is not within our control. If any of these pipelines or facilities becomes unable to transport, treat or process natural gas or crude oil, or if the volumes we gather or transport do not meet the quality requirements of such pipelines or facilities, our business, financial condition, results of operations, cash flow and ability to make distributions to our common unitholders could be adversely affected.

Our exposure to commodity price risk may change over time and we cannot guarantee the terms of any existing or future agreements for our midstream services with our customers.

We currently generate the majority of our revenues pursuant to fee-based agreements under which we are paid based on volumetric fees, rather than the underlying value of the commodity. Consequently, our existing operations and cash flow have little direct exposure to commodity price risk. However, Diamondback and our other customers are exposed to commodity price risk, and extended reduction in commodity prices could reduce the production volumes available for our midstream services in the future below expected levels. Although we intend to maintain fee-based pricing terms on both new contracts and existing contracts for which prices have not yet been set, our efforts to negotiate such terms may not be successful, which could have a materially adverse effect on our business.

Increased regulation of hydraulic fracturing could result in reductions or delays in crude oil and natural gas production by our customers, which could reduce the throughput on our gathering and other midstream systems, which could adversely impact our revenues.

We do not conduct hydraulic fracturing operations, but substantially all of Diamondback’s crude oil and natural gas production on our Dedicated Acreage is developed from unconventional sources that require hydraulic fracturing as part of the completion process. The majority of our fresh water services business is related to the storage and transportation of water for use in hydraulic fracturing. Hydraulic fracturing is a well stimulation process that utilizes large volumes of water and sand combined with fracturing chemical additives that are pumped at high pressure to crack open previously impenetrable rock to release hydrocarbons. There has been increasing public controversy regarding hydraulic fracturing with regard to the use of fracturing fluids, induced seismic activity, impacts on drinking water supplies, use of water and the potential for impacts to surface water, groundwater and the environment generally.

Hydraulic fracturing is typically regulated by state oil and gas commissions and similar agencies. Some states and local governments, including those in which we operate, have adopted, and other states are considering adopting, regulations that could impose more stringent disclosure or well construction requirements on hydraulic fracturing operations. In addition, several states and local governments have banned or significantly restricted hydraulic fracturing and, over the past several years, federal agencies such as the Environmental Protection Agency, or the EPA, have sought to assert jurisdiction over the process. While the EPA under the current administration has generally sought to relax environmental regulation and reduce enforcement efforts, including with respect to energy developed from unconventional sources, environmental groups and states have filed lawsuits challenging the EPA’s recent actions. We cannot predict the results of these or future lawsuits, or how such lawsuits will affect the regulation of hydraulic fracturing operations. Certain environmental groups have also suggested that additional laws at the federal, state and local levels of government may be needed to more closely and uniformly regulate the hydraulic fracturing process. We cannot predict whether any such legislation will be enacted and if so, what its provisions would be. Additional levels of regulation and permits required through the adoption of new laws and regulations at the federal, state or local level could lead to delays, increased operating costs and process prohibitions that could reduce the volumes of crude oil and natural gas that move through our gathering systems and decrease demand for our water services, which in turn could materially adversely impact our revenues.

We, Diamondback or any third party customers may incur significant liability under, or costs and expenditures to comply with, environmental and worker health and safety regulations, which are complex and subject to frequent change.

As an owner and operator of gathering systems, we are subject to various federal, state and local laws and regulations relating to the discharge of materials into, and protection of, the environment and worker health and safety. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring costly response actions. These laws and regulations may impose numerous obligations that are applicable to our and our customers’ operations, including the acquisition of permits to conduct regulated activities, the incurrence of capital or operating expenditures to limit or prevent releases of materials from our or our customers’ operations, the imposition of specific standards addressing worker protection and the imposition of substantial liabilities and remedial obligations for pollution or contamination resulting from our and our customers’ operations. These laws and regulations may also limit or prohibit construction or drilling activities on certain lands lying within wilderness, wetlands, ecologically or seismically sensitive areas, and other protected areas. Failure to comply with these laws, regulations and permits may result in strict liability (i.e., no showing of “fault” is required) that may be joint and several, or the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations or the issuance of injunctions or administrative orders limiting or preventing some or all of our operations. Private parties, including the owners of the properties through which our gathering systems pass, may also have the right to pursue legal actions to enforce compliance, as well as to seek damages for non-compliance, with environmental laws and regulations or for personal injury or property damage. We may not be able to recover all or any of these costs from insurance. In addition, we may experience a delay in obtaining or be unable to obtain required permits, which may cause us to lose potential and current customers, interrupt our operations and limit our growth and revenues, which in turn could affect the amount of cash we have available for distribution. We cannot provide any assurance that changes in or additions to public policy regarding the protection of the environment and worker health and safety will not have a significant impact on our operations and the amount of cash we have available for distribution.

Our operations also pose risks of environmental liability due to leakage, migration, releases or spills to surface or subsurface soils, surface water or groundwater. Certain environmental laws impose strict as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly operated by us regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Moreover, public interest in the protection of the environment has increased in recent years. Even if federal regulatory burdens temporarily ease, the historic trend of more expansive and stricter environmental legislation and regulations applied to the crude oil and natural gas industry may continue in the long-term, and at the state and local levels, potentially resulting in increased costs of doing business and consequently affecting the amount of cash we have available for distribution. Please read “Business—Regulation of Operations.”

Climate change laws and regulations restricting emissions of greenhouse gases could result in increased operating costs and reduced demand for the crude oil and natural gas that we gather while potential physical effects of climate change could disrupt Diamondback’s and our other customers’ production and cause us to incur significant costs in preparing for or responding to those effects.

In response to findings that emissions of carbon dioxide, methane and other greenhouse gases, or GHGs, present an endangerment to public health and the environment, federal, state and local governments have taken steps to reduce emissions of GHGs. The EPA has finalized a series of GHG monitoring, reporting and emissions control rules for the oil and natural gas industry, and the U.S. Congress has, from time to time, considered adopting legislation to reduce emissions. Almost one-half of the states have already taken measures to reduce emissions of GHGs primarily through the development of GHG emission inventories and/or regional GHG cap-and-trade programs.

The EPA has adopted regulations under existing provisions of the CAA that, among other things, establish Prevention of Significant Deterioration, or PSD, construction and Title V operating permit reviews for certain large stationary sources that emit GHGs. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet “best available control technology” standards that will be established by the states or, in some cases, by the EPA on a case-by-case basis. In addition, on June 3, 2016, the EPA amended its regulations to impose new standards for methane and volatile organic compounds emissions for certain new, modified, and reconstructed equipment, processes, and activities across the oil and natural gas sector. However, in a March 28, 2017 executive order, President Trump directed the EPA to review the 2016 regulations and, if appropriate, to initiate a rulemaking to rescind or revise them consistent with the stated policy of promoting clean and safe development of the nation’s energy resources, while at the same time avoiding regulatory burdens that unnecessarily encumber energy production. On June 16, 2017, the EPA published a proposed rule to stay for two years certain requirements of the 2016 regulations, including fugitive emission requirements. Also, on September 11, 2018, the EPA announced a proposed rule to significantly reduce regulatory burdens imposed by the 2016 regulations. These EPA regulations, to the extent implemented, as well as future laws and their implementing regulations, could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified sources.

Climate and related energy policy, laws and regulations could change quickly, and substantial uncertainty exists about the nature of many potential developments that could impact the sources and uses of energy. At the international level, in December 2015, the United States participated in the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France. The resulting Paris Agreement calls for the parties to undertake “ambitious efforts” to limit the average global temperature, and to conserve and enhance sinks and reservoirs of GHGs. The Paris Agreement went into effect on November 4, 2016. The Paris Agreement establishes a framework for the parties to cooperate and report actions to reduce GHG emissions. However, on June 1, 2017, President Trump announced that the United States would withdraw from the Paris Agreement and begin negotiations to either re-enter or negotiate an entirely new agreement with more favorable terms for the United States. The Paris Agreement sets forth a specific exit process, whereby a party may not provide notice of its withdrawal until three years from the effective date, with such withdrawal taking effect one year from such notice. It is not clear what steps the Trump Administration plans to take to withdraw from the Paris Agreement, whether a new agreement can be negotiated, or what terms would be included in such an agreement. Furthermore, in response to the announcement, many state and local leaders stated their intent to intensify efforts to uphold the commitments set forth in the international accord. It is not possible at this time to predict the timing or effect of international treaties or regulations on our operations or to predict with certainty the future costs that we may incur in order to comply with such treaties or regulations.

Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations. Substantial limitations on GHG emissions could also adversely affect demand for the crude oil, natural gas and water we gather. Recently, activists concerned about the potential effects of climate change have directed their attention at sources of funding for fossil-fuel energy companies, which has resulted in certain financial institutions, funds and other sources of capital restricting or eliminating their investment in crude oil and natural gas activities. Ultimately, this could make it more difficult to secure funding for energy infrastructure projects, such as pipelines and terminal facilities. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur, they could have an adverse effect on our operations or our customer’s exploration and production operations, which in turn could affect demand for our services. Please read “Business—Regulation of Operations.”

Legislation or regulatory initiatives intended to address seismic activity could restrict our ability to dispose of saltwater gathered from Diamondback and our other customers, which could have a material adverse effect on our business.

We dispose of large volumes of saltwater gathered from Diamondback and our other customers produced in connection with their drilling and production operations by injecting it into wells pursuant to permits issued to us by governmental authorities overseeing such disposal activities. While these permits are issued pursuant to existing laws and regulations, these legal requirements are subject to change, which could result in the imposition of more stringent operating constraints or new monitoring and reporting requirements, owing to, among other things, concerns of the public or governmental authorities regarding such gathering or disposal activities. For example, there exists a growing concern that the injection of saltwater into belowground disposal wells triggers seismic activity in certain areas, including Texas, where we operate.

State and federal regulatory agencies have recently focused on a possible connection between hydraulic fracturing related activities, particularly the underground injection of wastewater into disposal wells, and the increased occurrence of seismic activity, and regulatory agencies at all levels are continuing to study the possible linkage between oil and gas activity and induced seismicity. In addition, a number of lawsuits have been filed in some states, most recently in Oklahoma, alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. In response to these concerns, regulators in some states are seeking to impose additional requirements, including requirements regarding the permitting of disposal wells or otherwise to assess the relationship between seismicity and the use of such wells. For example, on October 28, 2014, the Texas Railroad Commission adopted disposal well rule amendments designed, among other things, to require applicants for new disposal wells that will receive non-hazardous produced water or other oil and gas waste to conduct seismic activity searches utilizing the U.S. Geological Survey. The searches are intended to determine the potential for earthquakes within a circular area of 100 square miles around a proposed new disposal well. If the permittee or an applicant of a disposal well permit fails to demonstrate that the produced water or other fluids are confined to the disposal zone or if scientific data indicates such a disposal well is likely to be or determined to be contributing to seismic activity, then the agency may deny, modify, suspend or terminate the permit application or existing operating permit for that well. The Texas Railroad Commission has used this authority to deny permits for disposal wells.

The adoption and implementation of any new laws or regulations that restrict our ability to dispose of saltwater gathered from Diamondback and our other third party crude oil and natural gas producing customers, by limiting volumes, disposal rates, SWD well locations or otherwise, or requiring us to shut down our SWD wells, could have a material adverse effect on our business, financial condition and results of operations.

Certain plant or animal species are or could be designated as endangered or threatened, which could have a material impact on our and Diamondback’s operations.

The federal Endangered Species Act, or ESA, restricts activities that may affect endangered or threatened species or their habitats. Many states have analogous laws designed to protect endangered or threatened species. Such protections, and the designation of previously undesignated species under such laws, may affect our and Diamondback’s operations, and those of our other customers, by imposing additional costs, approvals and accompanying delays.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance. The occurrence of a significant accident or other event that is not fully insured could curtail our operations and have a material adverse effect on our ability to make cash distributions and, accordingly, the market price for our common units.

Our operations are subject to all of the hazards inherent in the gathering of crude oil, natural gas and produced water and the delivery and storage of fresh water, including:

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damage to pipelines, centralized gathering facilities, pump stations, related equipment and surrounding properties caused by design, installation, construction materials or operational flaws, natural disasters, acts of terrorism or acts of third parties;

•	leaks of crude oil, natural gas or NGLs or losses of crude oil, natural gas or NGLs as a result of the malfunction of, or other disruptions associated with, equipment or facilities;

•	fires, ruptures and explosions; and

•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

Any of these risks could adversely affect our ability to conduct operations or result in substantial loss to us as a result of claims for:

•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

We may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition, results of operations, cash flow and ability to make cash distributions.

We may not own in fee the land on which our pipelines and facilities are located, which could result in disruptions to our operations.

We may not own in fee the land on which our midstream systems have been constructed. We own in fee less than 5% of the land on which our midstream systems have been constructed, with the remainder held by surface use agreements, rights-of-way, surface leases or other easement rights, which may limit or restrict our rights or access to or use of the surface estates. Accommodating these competing rights of the surface owners may adversely affect our operations. In addition, we are subject to the possibility of more onerous terms or increased costs to retain necessary land use if we do not have valid rights-of-way, surface leases or other easement rights or if such usage rights lapse or terminate. We may obtain the rights to construct and operate our pipelines on land owned by third parties and governmental agencies for a specific period of time. Our loss of these rights, through our inability to renew rights-of-way, surface leases or other easement rights or otherwise, could have a material adverse effect on our business, financial condition, results of operations, cash flow and ability to make cash distributions.

A shortage of equipment and skilled labor could reduce equipment availability and labor productivity and increase labor and equipment costs, which could have a material adverse effect on our business and results of operations.

Our gathering and other midstream services require special equipment and laborers who are skilled in multiple disciplines, such as equipment operators, mechanics and engineers, among others. If we experience shortages of necessary equipment or skilled labor in the future, our labor and equipment costs and overall productivity could be materially and adversely affected. If our equipment or labor prices increase or if we experience materially increased health and benefit costs for employees, our business and results of operations could be materially and adversely affected.

The loss of key personnel could adversely affect our ability to operate.

We depend on the services of a relatively small group of individuals, all of whom are employees of Diamondback and provide services to us pursuant to the operational services and secondment agreement. We do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals. The loss of the services of these individuals who represent all of our general partner’s senior management could have a material adverse effect on our business, financial condition, results of operations, cash flow and ability to make cash distributions.

Neither we nor our general partner have any employees, and we rely solely on the employees of Diamondback to manage our business. The management team of Diamondback, which includes the individuals who manage us, also perform similar services for Diamondback and Viper and own and operate Diamondback’s assets, and thus are not solely focused on our business.

Neither we nor our general partner have any employees and we rely solely on Diamondback to operate our assets and perform other management, administrative and operating services for us and our general partner.

Diamondback provides similar activities with respect to its own assets and operations, as well as the assets and operations of Viper. Because Diamondback provides services to us that are similar to those performed for itself and Viper, Diamondback may not have sufficient human, technical and other resources to provide those services at a level that Diamondback would be able to provide to us if it were solely focused on our business and operations. Diamondback may make internal decisions on how to allocate its available resources and expertise that may not always be in our best interest compared to Diamondback’s interests. There is no requirement that Diamondback favor us over itself in providing its services. If the employees of Diamondback and their affiliates do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our common unitholders may be reduced.

Restrictions in Rattler LLC’s new revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our common unitholders.

Rattler LLC expects to enter into a new revolving credit facility prior to or in connection with the closing of this offering. We expect this new revolving credit facility will limit our ability to, among other things:

•	incur or guarantee additional debt;

•	redeem or repurchase units or make distributions under certain circumstances;

•	make certain investments and acquisitions;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer, sell or otherwise dispose of assets.

We expect Rattler LLC’s new revolving credit facility will also contain covenants requiring us to maintain certain financial ratios.

The provisions of Rattler LLC’s new revolving credit facility may affect our ability to obtain future financing and to pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our new revolving credit facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our common unitholders could experience a partial or total loss of their investment. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity.”

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

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our ability to obtain additional financing, if necessary, for working capital, capital expenditures (including building additional gathering pipelines needed for required connections and building additional centralized gathering facilities pursuant to our gathering agreements) or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, investments or capital expenditures, selling assets or issuing equity. We may not be able to effect any of these actions on satisfactory terms or at all.

Increases in interest rates could adversely affect our business.

We will have exposure to increases in interest rates. Immediately after the consummation of this offering, we do not expect to have any outstanding indebtedness. However, in connection with the completion of this offering we expect to enter into a new revolving credit facility. An increase in the interest rates we pay under the credit facility will result in an increase in our interest expense. As a result, our results of operations, cash flow and financial condition and, as a result, our ability to make cash distributions to our common unitholders, could be materially adversely affected by significant increases in interest rates.

In the future we may face increased obligations relating to the closing of our saltwater facilities and may be required to provide an increased level of financial assurance to guaranty the appropriate closure activities occur for a saltwater facility.

Obtaining a permit to own or operate saltwater facilities generally requires us to establish performance bonds, letters of credit or other forms of financial assurance to address clean-up and closure obligations. As we acquire additional saltwater facilities or expand our existing saltwater facilities, these obligations will increase. Additionally, in the future, regulatory agencies may require us to increase the amount of our closure bonds at existing saltwater facilities. We have accrued approximately $0.38 million on our balance sheet related to our future closure obligations of our saltwater facilities as of December 31, 2017. However, actual costs could exceed our current expectations, as a result of, among other things, federal, state or local government regulatory action, increased costs charged by service providers that assist in closing saltwater facilities and additional environmental remediation requirements. The obligation to satisfy increased regulatory requirements associated with our produced and saltwater facilities could result in an increase of our operating costs and affect our ability to make distributions to our unitholders.

Our businesses and results of operations are subject to seasonal fluctuations, which could result in fluctuations in our operating results and common unit price.

Our business is subject to seasonal fluctuations. Demand for natural gas generally decreases during the spring and fall months and increases during the summer and winter months. The volumes of condensate produced at our processing facilities fluctuate seasonally, with volumes generally increasing in the winter months and decreasing in the summer months as a result of the physical properties of natural gas and comingled liquids. Severe or prolonged summers may adversely affect our results of operations.

A terrorist attack, cyber-attack or armed conflict could harm our business.

Terrorist activities, cyber-attacks, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for crude oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Crude oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

A cyber incident could result in information theft, data corruption, operational disruption and/or financial loss.

The oil and gas industry has become increasingly dependent on digital technologies to conduct day-to-day operations including certain midstream activities. For example, software programs are used to manage gathering and transportation systems and for compliance reporting. The use of mobile communication devices has increased rapidly. Industrial control systems such as SCADA (supervisory control and data acquisition) now control large scale processes that can include multiple sites and long distances, such as crude oil and natural gas pipelines.

We depend on digital technology, including information systems and related infrastructure as well as cloud applications and services, to process and record financial and operating data and to communicate with our employees and business service providers. Our business service providers, including vendors and financial institutions, are also dependent on digital technology. The technologies needed to conduct midstream activities make certain information the target of theft or misappropriation.

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, also has increased. A cyber-attack could include gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption, or result in denial-of-service on websites. SCADA-based systems are potentially vulnerable to targeted cyber-attacks due to their critical role in operations.

Our technologies, systems, networks and those of our business partners may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period.

A cyber incident involving our information systems and related infrastructure, or that of our business service providers, could disrupt our business plans and negatively impact our operations in the following ways, among others:

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a cyber-attack on a vendor or other service provider could result in supply chain disruptions which could delay or halt development of additional infrastructure, effectively delaying the start of cash flow from the project;

•	a cyber-attack on downstream pipelines could prevent us from delivering product at the tailgate of our facilities, resulting in a loss of revenues;

•	a cyber-attack on a communications network or power grid could cause operational disruption resulting in loss of revenues;

•	a deliberate corruption of our financial or operational data could result in events of non-compliance which could lead to regulatory fines or penalties; and

•	business interruptions could result in expensive remediation efforts, distraction of management, damage to our reputation, or a negative impact on the price of our common units.

Our implementation of various controls and processes, including globally incorporating a risk-based cyber security framework, to monitor and mitigate security threats and to increase security for our information, facilities and infrastructure is costly and labor intensive. Moreover, there can be no assurance that such measures will be sufficient to prevent security breaches from occurring. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

Risks Inherent in an Investment in Us

Diamondback owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Diamondback, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our common unitholders.

Following the offering, Diamondback will own and control our general partner and will appoint all of the directors of our general partner. All of the executive officers and certain of the directors of our general partner are also officers and/or directors of Diamondback. Although our general partner has a duty to manage us in a manner that it believes is not adverse to our interest, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner that is in the best interests of Diamondback. Therefore, conflicts of interest may arise between Diamondback or any of its affiliates, including our general partner, on the one hand, and us and/or any of our common unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations, among others:

•	our general partner is allowed to take into account the interests of parties other than us, such as Diamondback, in exercising certain rights under our partnership agreement;

•	neither our partnership agreement nor any other agreement requires Diamondback to pursue a business strategy that favors us;

•

our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limits our general partner’s liabilities and restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

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our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•

our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 97% of the common units and Class B Units, taken together (which threshold will be permanently reduced to 80% if our general partner and its affiliates (including Diamondback) collectively own less than 75% of the common units and Class B Units, taken together);

•	our general partner controls the enforcement of obligations that it and its affiliates owe to us; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

In addition, Diamondback or its affiliates may compete with us. Please read “—Diamondback and other affiliates of our general partner may compete with us.” and “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement replaces our general partner’s fiduciary duties to our unitholders.

Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its affiliates;

•	whether to exercise its call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights; and

•	whether or not to consent to any merger or consolidation of the partnership or any amendment to the partnership agreement.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

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whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is generally required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any higher standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•

our general partner and its executive officers and directors will not be liable for monetary damages or otherwise to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of conduct in which our general partner or its executive officers or directors engaged in bad faith, willful misconduct or fraud or, with respect to any criminal conduct, with knowledge that such conduct was unlawful; and

•

our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners if a transaction, even a transaction with an affiliate or the resolution of a conflict of interest, is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the vote of a majority of the outstanding units, excluding any units owned by our general partner and its affiliates.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, other than one where our general partner is permitted to act in its sole discretion, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our unitholders or the conflicts committee then it will be presumed that, in making its decision, taking any action or failing to act, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

Diamondback and other affiliates of our general partner may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner, engaging in activities incidental to its ownership interest in us and providing management, advisory and administrative services to its affiliates or to other persons. However, affiliates of our general partner, including Diamondback, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. In addition, Diamondback may compete with us for investment opportunities and may own an interest in entities that compete with us. Further, Diamondback and its affiliates, may acquire, develop or dispose of additional midstream properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets.

Diamondback is an established participant in the oil and natural gas industry and has resources greater than ours, which factors may make it more difficult for us to compete with Diamondback with respect to commercial activities as well as for potential acquisitions. As a result, competition from Diamondback and its affiliates could adversely impact our results of operations and cash available for distribution to our common unitholders.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers and directors and Diamondback. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our common unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, common unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Common unitholders have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by Diamondback, as a result of it owning our general partner, and not by our common unitholders. Please read “Management—Management of Rattler Midstream Partners LP” and “Certain Relationships and Related Party Transactions.” Unlike publicly traded corporations, we will not conduct annual meetings of our common unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. In addition, any vote to remove our general partner must provide for the election of a successor general partner by the holders of a majority of the outstanding units, voting together as a single class. Upon the closing of this offering, Diamondback will own                 of our Class B Units representing    % of voting interests in us (or      Class B Units representing    % voting interests in us if the underwriters exercise in full their option to purchase additional common units). This will give Diamondback the ability to prevent the removal of our general partner.

Furthermore, common unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of our management.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our common unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Common unitholders will be unable to remove our general partner without its consent because affiliates of our general partner will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units, voting as a single class, is required to remove our general partner. Following the closing of this offering, Diamondback will own                 of our Class B Units representing    % of voting interests in us (or      Class B Units representing    % voting interests in us if the underwriters exercise in full their option to purchase additional common units).

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our units (other than our general partner and its affiliates and permitted transferees).

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, may not vote on any matter. Our partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the ability of our common unitholders to influence the manner or direction of management.

Cost reimbursements, which will be determined in our general partner’s sole discretion, and fees due our general partner and its affiliates for services provided will be substantial and will reduce the amount of cash we have available for distribution to you.

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations, all of which expenses will be paid by Rattler LLC. Except to the extent reimbursed pursuant to our operational services and secondment agreement, our general partner determines the amount of these expenses. Under our operational services and secondment agreement, we will be required to reimburse Diamondback for the provision of certain operation services and related management services in support of our operations. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. The costs and expenses for which we will reimburse our general partner and its affiliates may include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Payments to our general partner and its affiliates will be substantial and will reduce the amount of cash we have available to distribute to common unitholders.

In connection with the closing of this offering, Rattler LLC will enter into a tax sharing agreement with Diamondback pursuant to which Rattler LLC will reimburse Diamondback for its share of state and local income and other taxes borne by Diamondback as a result of Rattler LLC’s results being included in a combined or consolidated tax return filed by Diamondback with respect to taxable periods including or beginning on the closing date of this offering. Please read “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions.”

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the owner of our general partner to transfer its membership interests in our general partner to a third party. After any such transfer, the new member or members of our general partner would then be in a position to replace the board of directors and the executive officers of our general partner with its own designees and thereby exert significant control over the decisions taken by the board of directors and the executive officers of our general partner. This effectively permits a “change of control” without the vote or consent of the common unitholders.

Common unitholders may have liability to repay distributions and in certain circumstances may be personally liable for the obligations of the partnership.

Under certain circumstances, common unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution to our common unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of any impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

A limited partner that participates in the control of our business within the meaning of the Delaware Act may be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. Please read “Our Partnership Agreement—Limited Liability.”

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only publicly traded common units, assuming the underwriters’ option to purchase additional common units from us is not exercised. In addition, immediately following the completion of this offering, Diamondback will own                Class B Units, which are exchangeable for an equal number of common units, representing an aggregate    % limited partner interest (or, if the underwriters exercise in full their option to purchase additional common units,                Class B Units, which are exchangeable for an equal number of common units, representing an aggregate    % limited partner interest). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price.

Common unitholders will experience immediate and substantial dilution in as adjusted net tangible book value of $         per common unit.

The assumed initial public offering price of $        per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds as adjusted net tangible book value of $        per common unit. Based on the assumed initial public offering price of $        per common unit, unitholders will incur immediate and substantial dilution of $        per common unit. Please read “Dilution.”

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine in good faith the terms of any arrangement or transaction entered into after the completion of this offering. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the completion of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates will have no obligation to permit us to use any assets or services of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common unitholders will have no right to enforce the obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the common unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who will perform services for us will be retained by our general partner. Attorneys, independent accountants and others who will perform services for us will be selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the common unitholders in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the common unitholders, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates (including Diamondback) own more than 97% of our then-outstanding common units and Class B Units, taken together, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (i) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. (If, however, our general partner and its affiliates (including Diamondback) reduce their collective ownership of common units and

Class B Units to below 75% of the outstanding units, taken as a whole, the ownership threshold to exercise the call right will be permanently reduced to 80%.) As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Exchange Act. The common units and Class B Units are considered limited partner interests of a single class for these provisions. Following the completion of this offering and assuming the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own no common units and                Class B Units, which collectively would constitute approximately                % of the common units and Class B Units treated as a single class (excluding any common units purchased by the directors, director nominee and executive officers of our general partner and certain other individuals as selected by our general partner under our directed unit program). Please read “Our Partnership Agreement—Limited Call Right.”

We may issue additional common units and other equity interests without unitholder approval, which would dilute existing unitholder ownership interests.

Under our partnership agreement, we are authorized to issue an unlimited number of additional interests, including common units, without a vote of the unitholders. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	the proportionate ownership interest of common unitholders in us immediately prior to the issuance will decrease;

•	the amount of cash distributions on each common unit may decrease;

•	the relative voting strength of each previously outstanding common unit may be diminished; and

•	the market price of the common units may decline.

Please read “Our Partnership Agreement—Issuance of Additional Partnership Interests.”

The issuance by us of an additional general partner interest may have the following effects, among others, if such general partner interest is issued to a person who is not an affiliate of Diamondback:

•	management of our business may no longer reside solely with our current general partner; and

•	affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to present business opportunities to us.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets.

After the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Diamondback will hold                Class B Units, each of which, together with one

Rattler LLC Unit, will be exchangeable for one common unit. All of the Class B Units will be owned by Diamondback and Class B Units must be redeemed (together with an equal number of the Rattler LLC Units) for common units prior to their sale to any person or entity not affiliated with Diamondback. Sales by holders of a substantial number of our common units in the public markets, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide certain registration rights to Diamondback. Pursuant to these registration rights, we have agreed to register, under the Securities Act, all of the common units owned by Diamondback and its assignees for resale (including common units issuable in exchange for Class B Units and Rattler LLC Units). Under our partnership agreement, our general partner and its affiliates also have registration rights relating to the offer and sale of any common units that they hold. Please read “Units Eligible for Future Sale.”

We will incur increased costs as a result of being a publicly-traded partnership.

We have no history operating as a publicly-traded partnership. As a publicly-traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the Securities Exchanges Commission, or the SEC, and Nasdaq, require publicly-traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our common unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly-traded partnership. As a result, the amount of cash we have available for distribution to our common unitholders will be affected by the costs associated with being a publicly-traded partnership.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly-traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on the board of directors of our general partner or as our executive officers.

We estimate that we will incur approximately $1.4 million of incremental costs per year associated with being a publicly-traded partnership; however, it is possible that our actual incremental costs of being a publicly-traded partnership will be higher than we currently estimate.

For as long as we are an emerging growth company, we will not be required to comply with certain disclosure requirements, including those relating to accounting standards and disclosure about our executive compensation and internal control auditing requirements that apply to other public companies.

We are classified as an “emerging growth company” under Section 2(a)(19) of the Securities Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) comply with any new audit rules adopted by the Public Company Accounting Oversight Board after April 5, 2012 unless the SEC determines otherwise or (iv) provide certain disclosures regarding executive compensation required of larger public companies.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential common unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common units.

Diamondback is a publicly traded corporation and has developed a system of internal controls for compliance with public reporting requirements. However, prior to this offering, our predecessor has not been required to file reports with the SEC on a stand-alone basis. Upon the completion of this offering, we will become subject to the public reporting requirements of the Exchange Act. We prepare our consolidated financial statements in accordance with GAAP, but our internal controls over financial reporting may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a publicly traded partnership. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common units.

Nasdaq does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

We intend to apply for listing of our common units on Nasdaq. Because we will be a publicly traded limited partnership, Nasdaq does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Additionally, any future issuance of additional common units or other securities, including to affiliates, will not be subject to Nasdaq’s shareholder approval rules that apply to a corporation. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of Nasdaq’s corporate governance requirements. Please read “Management—Management of Rattler Midstream Partners LP.”

Our partnership agreement includes exclusive forum, venue and jurisdiction provisions. By purchasing a common unit, a limited partner is irrevocably consenting to these provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of Delaware courts. Our partnership agreement also provides that any unitholder bringing an unsuccessful action will be obligated to reimburse us for any costs we have incurred in connection with such unsuccessful action.

Our partnership agreement is governed by Delaware law. Our partnership agreement includes exclusive forum, venue and jurisdiction provisions designating Delaware courts as the exclusive venue for most claims, suits, actions and proceedings involving us or our officers, directors and employees. In addition, if any person brings any of the aforementioned claims, suits, actions or proceedings and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding. In addition, our partnership agreement provides that each limited partner irrevocably waives the right to trial by jury in any such claim, suit, action or proceeding. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of Delaware courts. If a dispute were to arise between a limited partner and us or our officers, directors or employees, the limited partner may be required to pursue its legal remedies in Delaware which may be an inconvenient or distant location and which is considered to be a more corporate-friendly environment. These provisions may have the effect of discouraging lawsuits against us and our general partner’s directors and officers.

Our general partner may amend our partnership agreement, as it determines necessary or advisable, to permit the general partner to redeem the units of certain unitholders.

Our general partner may amend our partnership agreement, as it determines necessary or advisable, to obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant) and to permit our general partner to redeem the units held by any person (i) whose nationality, citizenship or related status creates substantial risk of cancellation or forfeiture of any of our property and/or (ii) who fails to comply with the procedures established to obtain such proof. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption. Please read “Our Partnership Agreement—Non-Citizen Assignees; Redemption.”

If we are deemed an “investment company” under the Investment Company Act of 1940, it would adversely affect the price of our common units and could have a material adverse effect on our business.

If we are deemed to be an investment company under the Investment Company Act of 1940, or the Investment Company Act, our business would be subject to applicable restrictions under the Investment Company Act, which could make it impracticable for us to continue our business as contemplated.

We believe our company is not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business. We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated.

Risks Related to Taxation

In addition to reading the following risk factors, if the unitholder is a non-U.S. investor, please read “United States Federal Income Tax Considerations” for a more complete discussion of certain expected U.S. federal income tax consequences of owning and disposing of our common units.

We will be treated as a corporation for U.S. federal income tax purposes and our cash available for distribution to our common unitholders may be substantially reduced.

Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income. Because an entity-level tax is imposed on us due to our status as a corporation for U.S. federal income tax purposes, our distributable cash flow will be reduced by our tax liabilities, which reduction may be substantial.

Distributions to common unitholders will likely be taxable as dividends.

Because we will be treated as a corporation for U.S. federal income tax purposes, if we make distributions to our common unitholders from current or accumulated earnings and profits as computed for U.S. federal income tax purposes, such distributions will generally be taxable to our common unitholders as ordinary dividend income for U.S. federal income tax purposes. Such dividend distributions paid to non-corporate U.S. unitholders will be subject to U.S. federal income tax at preferential rates, provided that certain holding period and other requirements are satisfied. Any portion of our distributions to common unitholders that exceeds our current and accumulated earnings and profits as computed for U.S. federal income tax purposes will constitute a non-taxable return of capital distribution to the extent of a unitholder’s basis in its common units, and thereafter as gain on the sale or exchange of such common units.

Future regulations relating to and interpretations of the recently enacted Tax Cuts and Jobs Act may have a material impact on our financial condition and results of operations.

The Tax Cuts and Jobs Act of 2017, or the Tax Act, was signed into law on December 22, 2017. Among other things, the Tax Act reduces the U.S. corporate tax rate from 35% to 21%, imposes significant additional limitations on the deductibility of interest, and allows the expensing of capital expenditures. The Tax Act is highly complex and subject to interpretation. The presentation of our financial condition and results of operations is based upon our current interpretation of the provisions contained in the Tax Act. In the future, the Treasury Department and the Internal Revenue Service are expected to release regulations relating to and interpretive guidance of the legislation contained in the Tax Act. Any significant variance of our current interpretation of such legislation from any future regulations or interpretive guidance could result in a change to the presentation of our financial condition and results of operations and could negatively affect our business.

USE OF PROCEEDS

We expect to receive estimated net proceeds of approximately $        million from the sale of                      common units offered by this prospectus, based on an assumed initial public offering price of $        per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Our estimate assumes the underwriters’ option to purchase additional common units is not exercised. We intend to contribute the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued, representing approximately     % of Rattler LLC’s outstanding membership interests after this offering. Our Rattler LLC Units will entitle us to sole management control of Rattler LLC. We intend for Rattler LLC to (i) distribute approximately $         of the net proceeds to Diamondback and (ii) retain approximately $         for general company purposes, including to fund future capital expenditures.

If the underwriters exercise in full their option to purchase additional common units, we estimate that the additional proceeds to us will be approximately $         million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If and to the extent the underwriters exercise their option to purchase additional common units, we will contribute the net proceeds thereof to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units purchased pursuant to the option. We intend for Rattler LLC to use the proceeds of any exercise of the underwriters’ option to make an additional cash distribution to Diamondback.

We may choose to increase or decrease the number of common units we are offering. Each increase or decrease of 1.0 million common units offered by us, assuming an initial public offering price of $         per common unit, would increase or decrease net proceeds to us from this offering by approximately $         million, resulting in a proportionate increase or decrease in the number of Rattler LLC Units we will purchase, and a proportionate decrease or increase in the number of Rattler LLC Units issued to Diamondback.

In connection with the closing of this offering, Diamondback will contribute $1.0 million in cash to us in respect of its Class B Units and our general partner will contribute $1.0 million in cash to us in respect of its general partner interest. We will contribute those contributions to Rattler LLC, which will use those contributions for general company purposes.

In addition, the initial public offering price may be greater or less than the assumed initial public offering price. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters. A $1.00 increase (decrease) in the assumed initial public offering price of $        per common unit would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting underwriting discounts and commissions and estimated offering expenses. Any such change in the net proceeds to us would increase or decrease, as the case may be, the amount we contribute to Rattler LLC and, accordingly, the amount of the distribution to be made to Diamondback by Rattler LLC.

CAPITALIZATION

The following table sets forth:

•	the historical cash and cash equivalents and capitalization of our predecessor as of , 2018; and

•

our pro forma capitalization as of                     , 2018, giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds from this offering in the manner described under “Use of Proceeds” and the other transactions described under “Prospectus Summary—The Transactions.”

The following table assumes that the underwriters do not exercise their option to purchase additional common units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public, the proceeds thereof will be used by us to purchase a number of Rattler LLC Units equal to the number of common units purchased pursuant to the option. If and to the extent the underwriters do not exercise their option to purchase additional common units, in whole or in part, we will issue up to an additional                 Class B Units, and Rattler LLC will issue an equal number of Rattler LLC Units, to Diamondback at the expiration of the option for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and a number of Class B Units equal to the number of remaining common units not purchased by the underwriters pursuant to any exercise of the option, and Rattler LLC will issue an equal number of Rattler LLC Units, will be issued to Diamondback at the expiration of the option period for no additional consideration. Any Class B Units to be so issued to Diamondback will be issued pursuant to the exemption from registration provided under Section 4(a)(2) of the Securities Act.

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Prospectus Summary—The Transactions,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of , 2018
	Historical		Pro Forma
(in thousands)
Cash and cash equivalents	$		$

Long-term debt:
New revolving credit facility(1)		$—		$—
Member’s equity / partners’ capital:
Member’s equity	$		$
Common units
Class B Units
General partner interest
Non-controlling interest
Total member’s equity / partners’ capital

Total capitalization	$		$

(1)

In connection with the completion of this offering, Rattler LLC expects to enter into a new $                revolving credit facility. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility.”

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common units sold in this offering will exceed the pro forma net tangible book value per common unit after this offering. Net tangible book value per common unit as of a particular date represents the amount of our predecessor’s total tangible assets less our predecessor’s total liabilities divided by the total number of common units outstanding as of such date. For the purpose of calculating dilution, we are including in the number of common units all common units that would be issued if all Class B Units, together with the Rattler LLC Units, held by Diamondback were exchanged for common units. We refer to this calculation as being on “a fully diluted basis.” As of                , 2018, after giving effect to the transactions contemplated to occur at the completion of this offering, our net tangible book value would have been approximately $         , or $         per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit as illustrated in the following table.

Assumed initial public offering price per common unit(1)		$
Pro forma net tangible book value per common unit before this offering(2)	$
Increase in net tangible book value per unit attributable to purchasers in this offering
Decrease in as adjusted net tangible book value per common unit attributable to the distributions to Diamondback

Less: Pro forma net tangible book value per unit after this offering(3)

Immediate dilution in as adjusted net tangible book value per common unit attributable to purchasers in this offering(4)(5)		$

(1)	Represents the mid-point of the price range set forth on the cover page of this prospectus.
(2)	Determined by dividing the pro forma net tangible book value before the offering by the number of common units ( ) issuable to Diamondback on a fully diluted basis.
(3)

Determined by dividing the pro forma net tangible book value after the offering, after giving effect to the application of the net proceeds of this offering, by the sum of the number of common units (                ) outstanding after this offering and the number of common units (                ) issuable to Diamondback upon the exchange of all of its Class B Units and Rattler LLC Units.

(4)

Assumes an initial public offering price of $        per common unit, the mid-point of the price range set forth on the cover page of this prospectus. If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $        and $        , respectively.

(5)

Because the total number of common units outstanding on a fully diluted basis following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.

The following table sets forth, as of                , 2018, the number of common units (on a fully diluted basis) acquired, the total consideration paid or exchanged and the average price per common unit (on a fully diluted basis) paid by Diamondback and by purchasers of our common units in this offering, based on an assumed initial public offering price of $         per common unit and no exercise of the underwriters’ option to purchase additional common units.

	Units Acquired			Total Consideration
	Number	%		Amount	%
(in millions)
Diamondback and its affiliates(1)(2)(3)			%	$		%
Purchasers in this offering		%			%

Total		100.0%		$	100.0%

(1)	Upon the completion of this offering, following the expiration of the underwriters’ option period, Diamondback will own Class B Units.
(2)	Assumes the underwriters’ option to purchase additional common units is not exercised.
(3)

The assets contributed by Diamondback were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of                , 2018 was $                (excludes deferred taxes).

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. Please read “—Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending                , 2019” below. In addition, you should read “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical results of operations, you should refer to our predecessor’s audited historical financial statements as of December 31, 2017 and unaudited historical financial statements as of and for the                months ended                      , 2018 included elsewhere in this prospectus.

Cash Distribution Policy

In connection with the closing of this offering, the board of directors of our general partner will adopt a policy pursuant to which we will pay, to the extent legally available, cash distributions to common unitholders of record on the applicable record date of $         per common unit within 60 days after the end of each quarter beginning with the quarter ending                    ,                    . Our first distribution, however, will be prorated for the period from the closing of this offering through                    ,                     .. The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on our common units on a quarterly or other basis. Please read “Risk Factors—Risks Inherent in an Investment in Us—The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to make any distributions on our common units at all.”

Our Class B Units will be entitled to quarterly aggregate cash preferred distributions of 8% per annum on the $1.0 million capital contribution made in respect of such units, or $0.02 million in aggregate per quarter to all Class B Units, and our general partner will be entitled to a quarterly cash preferred distribution of 8% per annum on the $1.0 million capital contribution made in respect of its general partner interest, or $0.02 million per quarter. We will be required to make these distributions in any quarter before making any distributions on our common units. Other than those amounts, neither our general partner interest nor our Class B Units will be entitled to receive or participate in distributions made by us.

We are a holding company and substantially all of our operations will be carried out by Rattler LLC. Following the completion of this offering, we will control Rattler LLC and we will own                     Rattler LLC Units, representing an approximately     % membership interest in Rattler LLC (if the underwriters exercise in full their option to purchase additional common units, we will own                    Rattler LLC Units, representing an approximately     % membership interest in Rattler LLC).

We expect that our only source of cash will be distributions from Rattler LLC. We will only be able to make cash distributions to the extent that we have sufficient cash after the establishment of cash reserves, including for federal income tax expenses, the payment of the preferred distribution on our general partner interest and our Class B Units and the payment of expenses. Rattler LLC will pay all of our expenses, including the expenses we expect to incur as a result of being a publicly traded entity, other than our U.S. federal income tax expense. The Rattler LLC limited liability company agreement will provide that, in our capacity as managing member of Rattler LLC, we may cause Rattler LLC to pay cash distributions at any time and from time to time, which distributions will be paid pro rata in respect of all outstanding Rattler LLC Units. Rattler LLC’s ability to make any such distribution will be subject to applicable law as well as any contractual restrictions, such as those under its revolving credit facility.

Under our partnership agreement, the operational services and secondment agreement and the Rattler LLC limited liability company agreement, Rattler LLC will reimburse our general partner and its affiliates, including

Diamondback, for costs and expenses they incur and payments they make on our behalf. Rattler LLC will make these payments before making any distributions in respect of the Rattler LLC Units.

We expect that we will be subject to a U.S. federal income tax rate of 21%. Accordingly, we must receive cash distributions from Rattler LLC sufficient to pay U.S. federal income tax on the income allocated to us by Rattler LLC in addition to the cash necessary to pay our preferred distributions and our contemplated distributions to our common unitholders. We estimate that cash distributions from Rattler LLC of approximately $        would be required to support the payment of our preferred distributions and our currently contemplated quarterly distribution for four quarters ($        , or approximately $         per quarter) as well as our U.S. federal income tax obligations for those four quarters.

If the underwriters exercise in full their option to purchase additional common units, we estimate that cash distributions from Rattler LLC would be required to support the payment of our preferred distributions and our currently contemplated quarterly distribution for four quarters ($        , or approximately $        per quarter) as well as our U.S. federal income tax obligations for those four quarters.

Because we will own a    % membership interest in Rattler LLC at the completion of this offering (    % if the underwriters exercise in full their option to purchase additional common units), for Rattler LLC to distribute $         in cash to us, Rattler LLC must generate cash available for distribution of at least $        .

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will receive quarterly distributions from Rattler LLC or that we will make cash distributions to our common unitholders. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including the following:

•

Our common unitholders have no contractual or other legal right to receive cash distributions from us on a quarterly or other basis. At the completion of this offering, the board of directors of our general partner will adopt a cash distribution policy that requires us to pay quarterly distributions to common unitholders of record on the applicable record date of $         per common unit within 60 days after the end of each quarter, beginning with the quarter ending                ,                , subject to applicable law and our obligations under our and Rattler LLC’s contractual agreements, but the board of directors of our general partner may change this policy at any time.

•

We do not have any debt currently outstanding and, therefore, are not subject to any debt covenants. However, in connection with the closing of this offering, Rattler LLC expects to enter into a revolving credit facility to be used for general company purposes. We anticipate that any future debt agreements will contain certain financial tests and covenants that would require satisfaction before Rattler LLC could distribute cash to us and before we could distribute cash to our common unitholders. If we are unable to satisfy the restrictions under any future debt agreements, we could be prohibited from making a distribution to you notwithstanding our stated distribution policy.

•

Our business performance may be volatile, and our cash flow may be less stable, than the business performance and cash flow of other publicly traded companies. As a result, our quarterly cash distributions may be volatile and may vary quarterly and annually.

•	We do not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly distributions over time.

•

Prior to making any distributions on our common units, Rattler LLC will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement and the operational services and secondment agreement provides that our general partner will determine the expenses that are allocable to us, but does not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash ultimately available to pay distributions to our common unitholders.

•

Prior to making any quarterly distributions on our common units, we must make distributions of $0.02 million in aggregate per quarter on our Class B Units and distributions of $0.02 million per quarter on our general partner interest.

•

Under Section 17-607 of the Delaware Act, we may not make a distribution and, under Section 18-607 of the Delaware Limited Liability Company Act, or the Delaware LLC Act, Rattler LLC may not make a distribution to us, if the distribution would cause our or Rattler LLC’s liabilities to exceed the fair value of our or its assets.

•

We may lack sufficient cash to pay distributions to our common unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in operating or general and administrative expenses, tax expenses, working capital requirements and anticipated cash needs.

•

The board of directors of our general partner may determine to accumulate cash rather than to distribute cash, whether to pay for capital expenditures or operating expenses or any other purpose deemed appropriate by that board.

Unaudited Pro Forma EBITDA and Distributable Cash Flow for the Year Ended December 31, 2017 and Twelve Months Ended                       , 2018

The board of directors of our general partner intends to adopt a cash distribution policy following the closing of this offering pursuant to which we would intend to declare and pay quarterly distributions of $         per quarter ($         per year). Assuming that we issue                common units in this offering, that would mean that we would distribute approximately $         in aggregate to holders of our common units each quarter (or $         per year). We will also pay an aggregate of $0.04 million per quarter in preferred distributions in respect of our Class B Units and general partner interest. We expect that we will be subject to a U.S. federal income tax rate of 21%. Accordingly, we must receive cash distributions from Rattler LLC sufficient to pay U.S. federal income tax on the income allocated to us by Rattler LLC in addition to the cash necessary to pay our preferred distributions and our contemplated distributions to our common unitholders. We estimate that, in order for us to make those distributions on an after-tax basis, Rattler LLC would have to distribute to us approximately $    per quarter (or $         per year). Because Rattler LLC would have                 Rattler LLC Units outstanding, that means that in order for Rattler LLC to make those distributions to us, it would have to distribute approximately $        in aggregate to the holders of the Rattler LLC Units, of which we would hold    % and Diamondback would hold    %.

On a pro forma basis, assuming we had completed this offering and related transactions as of January 1, 2017, (i) Rattler LLC’s distributable cash flow would have been approximately $         for the twelve months ended December 31, 2017 and, accordingly, (ii) Rattler LLC would have had sufficient cash available to pay distributions on the Rattler LLC Units, and we would have had sufficient cash available to pay distributions on our common units, for the twelve months ended December 31, 2017.

On a pro forma basis, assuming we had completed this offering and related transactions as of January 1, 2017, (i) Rattler LLC’s distributable cash flow would have been approximately $         for the twelve months ended                 , 2018 and, accordingly, (ii) Rattler LLC would have had sufficient cash available to pay distributions on the Rattler LLC Units, and we would have had sufficient cash available to pay distributions on our common units, for the twelve months ended                , 2018.

The table below also assumes that our general partner has not established any reserves related to the conduct of Rattler LLC’s business, including any reserves to provide for future cash distributions to Rattler LLC’s unitholders, including us. The establishment of such reserves by our general partner could result in a reduction in cash available for distribution to us by Rattler LLC, which in turn could result in a reduction in cash distributions to our common unitholders.

We have based the pro forma assumptions upon currently available information and estimates. The pro forma amounts below do not purport to present the results of our operations had this offering and the related transactions contemplated in this prospectus actually been completed as of the date indicated. As a result, the amount of pro forma distributable cash flow should only be viewed as a general indicator of the amount of distributable cash flow that we might have generated had we been formed and completed the transactions contemplated in this prospectus on January 1, 2017.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2017 and the twelve months ended                      , 2018, the amount of cash that would have been available for distribution to Rattler LLC’s unitholders, including us, and to our common unitholders, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated as of January 1, 2017. Certain of the adjustments are explained in further detail in the footnotes to such adjustments.

Rattler Midstream Partners LP

Unaudited Pro Forma EBITDA and Distributable Cash Flow

	Year Ended December 31, 2017		Twelve Months Ended , 2018
(In thousands)
Pro forma revenues of Rattler LLC:
Revenues—related party		$38,414	$
Surface use		881
Rental income—related party		11,128
Rental income—third party		1,109
Other real estate income		—

Total pro forma revenues		51,532

Pro forma costs and expenses:
Operating expenses		13,357
Depreciation, amortization and accretion		11,083
General and administrative expenses(1)		1,887
Interest expense(2)		—

Total pro forma costs and expenses		26,327

Pro forma income from operations		25,205
Other income:
Pro forma income from equity investment		1,366

Total other income		1,366

Pro forma net income before taxes		26,571

Provision for income taxes		5,130

Pro forma net income of Rattler LLC		$21,441	$

Add:
Provision for income taxes		5,130
Interest expense(2)		—
Depreciation, amortization and accretion		11,083

Pro forma EBITDA of Rattler LLC		37,654

Less:
Cash interest expense(3)
Capital expenditures

Pro forma distributable cash flow of Rattler LLC	$		$

Distributions to unitholders of Rattler LLC	$		$
Excess of pro forma distributable cash flow of Rattler LLC above distributions to unitholders of Rattler LLC
Income tax expense of Rattler Midstream Partners LP
Distributions to Diamondback
Distributions to Rattler Midstream Partners LP
Preferred distributions to Diamondback
Preferred distributions to our general partner

Distributions to common unitholders of Rattler Midstream Partners LP at the annualized distribution rate of $ per common unit	$		$

(1)

Pro forma general and administrative expenses includes $1.4 million in incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership, including costs associated with SEC reporting requirements, independent auditor fees, investor relations activities, stock exchange listing, registrar and transfer agent fees, director and officer liability insurance and director compensation.

(2)

Represents amortization of origination fees and commitment fees on the undrawn portion of Rattler LLC’s new revolving credit facility that we expect to have in place at the closing of this offering (assuming no amounts have been drawn on that facility).

(3)

Represents commitment fees on the undrawn portion of Rattler LLC’s new revolving credit facility that we expect to have in place at the closing of this offering (assuming no amounts have been drawn on that facility).

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending                  , 2019

We forecast Rattler LLC’s estimated EBITDA and distributable cash flow during the twelve months ending                      , 2019, will be approximately $        million and $        million, respectively. The forecasted amount for the twelve months ending                 , 2019 would be sufficient for Rattler LLC to pay distributions of approximately $         in respect of the Rattler LLC Units owned by us, which would exceed by $         the amount we would need to pay our income tax expense, our preferred distributions and distributions of $        per common unit for that same period. Our forecast assumes (i) that we will use all of the cash we receive from Rattler LLC for the twelve months ending                 , 2019 to pay income tax expense, pay our preferred distributions and pay distributions to our common unitholders and (ii) that Rattler LLC will not distribute to us any cash in excess of that needed for such uses.

We are providing this forecast of estimated EBITDA and distributable cash flow to supplement the historical financial statements of our predecessor and our unaudited pro forma combined financial statements included elsewhere in the prospectus in support of our belief that, based on the assumptions stated herein, we should have generated sufficient cash to allow us to make distributions at the quarterly distribution rate of $          per common unit on all of our common units for the twelve months ending                     , 2019. Please read “—Significant Forecast Assumptions” for further information as to the assumptions we have made for the forecast. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” for information as to the accounting policies we have followed for the financial forecast.

Our forecast is a forward-looking statement and reflects our judgment as of the date of this prospectus of our current outlook and expectations for the twelve months ending                      , 2019. It should be read together with the historical audited consolidated financial statements of our predecessor and the accompanying notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We do not typically make public projections as to future earnings or other operating results. However, management has prepared this forecast to present the estimated EBITDA and distributable cash flow for the twelve months ending                     , 2019. This forecast was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to forecasted financial information, but, in the view of management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best of management’s knowledge and belief, our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results and readers of this prospectus are cautioned not to place undue reliance on the forecasted financial information.

Grant Thornton LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Grant Thornton LLP does not express opinions or any other form of assurance with respect thereto. The Grant Thornton LLP report included in this offering document relates to our audited historical financial information. The report does not extend to the prospective financial information and should not be read to do so.

The assumptions and estimates underlying our forecast, as described below under “—Significant Forecast Assumptions,” are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic, financial and competitive risks and uncertainties that could cause actual results to differ materially from those contained in our forecast, including the risks and uncertainties described in “Risk Factors.” Accordingly, our forecast may not be indicative of our future performance and actual results may differ materially from those presented in this forecast. Inclusion of this forecast in this prospectus should not be regarded as a representation by any person that the results contained in this forecast can or will be achieved.

We do not undertake any obligation to release publicly the results of any future revisions we may make to our forecast or to update our financial forecast or the assumptions used to prepare our forecast to reflect events or circumstances after the completion of this offering. In light of this, our forecast should not be regarded as a representation by us, the underwriters or any other person that we will make such distribution. Therefore, you are cautioned not to place undue reliance on this information.

For additional information relating to the principal assumptions used in preparing our forecast please read “—Significant Forecast Assumptions” below.

	Three Months Ending ,	Three Months Ending ,	Three Months Ending ,	Three Months Ending ,	Twelve Months Ending , 2019
(In thousands)
Revenues of Rattler LLC:
Revenues—related party	$	$	$	$	$
Surface use
Rental income—related party
Rental income—third party
Other real estate income

Total revenues

Costs and expenses:
Operating expenses
Depreciation, amortization and accretion
General and administrative expenses
Interest expense(1)

Total costs and expenses

Income from operations
Other income:
Income from equity investment

Total other income

Net income before taxes

Provision for income taxes
Net income of Rattler LLC	$	$	$	$	$

Add:
Interest expense(1)
Provision for income taxes
Depreciation, amortization and accretion

EBITDA of Rattler LLC

Less:
Cash interest expense(2)
Capital expenditures

Distributable cash flow of Rattler LLC	$	$	$	$	$

Distributions to unitholders of Rattler LLC	$	$	$	$	$
Excess of pro forma distributable cash flow of Rattler LLC above distributions to unitholders of Rattler LLC
Distributions to Diamondback
Distributions to Rattler Midstream Partners LP
Income tax expense of Rattler Midstream Partners LP
Preferred distributions to Diamondback
Preferred distributions to our general partner

Distributions to common unitholders of Rattler Midstream Partners LP at the annualized distribution rate of $ per common unit	$	$	$	$	$

(1)

Represents non-cash amortization of origination fees and commitment fees on the undrawn portion of Rattler LLC’s new revolving credit facility that we expect to have in place at the closing of this offering (assuming no amounts have been drawn on that facility).

(2)

Represents commitment fees on the undrawn portion of Rattler LLC’s new revolving credit facility that we expect to have in place at the closing of this offering (assuming no amounts have been drawn on that facility).

Significant Forecast Assumptions

In order for us to declare and pay quarterly distributions of $        per common unit, or $        per common unit on an annualized basis, we estimate that Rattler LLC will have to distribute approximately $        per quarter, or $         per year, based on the number of Rattler LLC Units to be outstanding after completion of this offering. We forecast Rattler LLC’s estimated distributable cash flow during the twelve months ending                , 2019, will be approximately $         million.

Set forth below are the material assumptions we have made to calculate the estimated EBITDA and distributable cash flow for the twelve months ending                  , 2019. The forecast has been prepared by and is the responsibility of our management. Our assumptions reflect our expectations during the forecast period. While the assumptions disclosed in this prospectus do not include all of the assumptions used to calculate our forecast, the assumptions presented are those that we believe are material to our forecast. While we believe we have a reasonable basis for our assumptions, our forecasted results may not be achieved. There will likely be differences between our forecast and our actual results and those differences may be material. If our forecast is not achieved, Rattler LLC may not have sufficient distributable cash flow to pay distributions on the Rattler LLC Units, and we may not be able to pay any distributions on our common units.

General Considerations

Our predecessor’s historical results of operations include all of the results of operations of Rattler LLC on a 100% basis. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results” and “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Equity Contribution Agreement.” Substantially all of our revenue will be derived from long-term, fixed-fee midstream services agreements with Diamondback.

Results and Volumes

The following table summarizes the pro forma revenues, volumes and EBITDA for our midstream services for Rattler LLC the year ended December 31, 2017 and the twelve months ended             , 2018, as well as our forecast regarding those same amounts for the twelve months ending                  , 2019.

	Pro Forma Year Ended December 31, 2017	Pro Forma Twelve Months Ended , 2018	Forecasted Twelve Months Ending , 2019
Midstream services:
Crude oil gathering volumes (Bbl/d)	22,800
Natural gas gathering volumes (MMBtu/d)	13,500
Fresh water services volumes (Bbl/d)	—
Saltwater services volumes (Bbl/d)	143,100
Total midstream services revenues ($ in thousands)	$39,295	$	$
Real estate revenue ($ in thousands)	$12,237	$	$
Total revenues ($ in thousands)	$51,532	$	$
EBITDA ($ in thousands)	$37,654	$	$

Revenue

We estimate that total revenues for the twelve months ending                , 2019 will be approximately $        million compared to approximately $51.5 million for the pro forma year ended December 31, 2017 and the pro forma twelve months ended                 , 2018. As a result of well completions, in addition to production from existing wells on our systems, we estimate that our average daily throughput for the twelve months ending                    , 2019 will be                    MBbl/d of crude oil and                    Mcf/d of natural gas. Our forecasted increase in volumes over the year ended December 31, 2017 and the twelve months ended                 , 2018 is based on our expectation that Diamondback will complete the drilling and completion activities on our Dedicated Acreage consistent with their current development plan. Please read “Business—Our Commercial Agreements with Diamondback.”

Our revenues are, in part, affected by commodity prices, which drive the level and pace of Diamondback’s exploration and production activities. See “Risk Factors—Risks Related to Our Business—Our exposure to commodity price risk may change over time and we cannot guarantee the terms of any existing or future agreements for our midstream services with our customers.” Diamondback’s exploration and production activities are driven by a number of variables that make the determination of the impact on our cash flows of different drilling and development plans difficult. However, we estimate that, if commodity prices were to fall to a level where Diamondback and all of our other customers halted drilling activities as of the beginning of the forecast period, we would be able to make distributions on all of our common units in accordance with our anticipated cash distribution policy for the forecast period.

Operating Expense

We estimate that total operating expense for the twelve months ending                      , 2019 will be $        million compared to approximately $13.4 million for the pro forma year ended December 31, 2017 and approximately $        million for the pro forma twelve months ended                     , 2018.

General and Administrative Expenses

Our general and administrative expenses will consist of reimbursements to Diamondback of certain general and administrative expenses under the operational services and secondment agreement.

We expect total general and administrative expenses for the twelve months ending                    , 2019 will be $         million as compared to $3.2 million for the pro forma year ended December 31, 2017 and approximately $        million for the pro forma twelve months ended                     , 2018. The forecast period includes the $1.4 million of annual incremental publicly traded partnership expenses we expect to incur. The increase in general and administrative expenses primarily relates to increased personnel and associated administrative expenses due to our projected growth.

Depreciation, Amortization and Accretion

We estimate that depreciation, amortization and accretion for the twelve months ending                      , 2019 will be $        million as compared to approximately $3.8 million for the pro forma year ended December 31, 2017 and approximately $        million for the pro forma twelve months ended                     , 2018.

Capital Expenditures

The midstream energy business is capital intensive, requiring the maintenance of existing gathering systems and other midstream assets and facilities and the acquisition or construction and development of new gathering systems and other midstream assets and facilities.

We estimate that our total capital expenditures for the twelve months ending                    , 2019 will be $        million.

Income Tax Expense

We estimate that income tax expense for the twelve months ending                     , 2019 will be $         million compared to approximately $         million for the pro forma year ended December 31, 2017 and approximately $         million for the pro forma twelve months ended                     , 2018.

Regulatory, Industry and Economic Factors

Our forecast of EBITDA and distributable cash flow for the twelve months ending                     , 2019 is also based on the following significant assumptions related to regulatory, industry and economic factors:

•

Diamondback will not default under our commercial agreements or reduce, suspend or terminate its obligations, nor will any events occur that would be deemed a force majeure event, under such agreements;

•	the locations of Diamondback’s planned well development will not be determined uneconomic by us;

•

there will not be any new federal, state or local regulation, or any interpretation or application of existing regulation, of the portions of the midstream energy industry in which we operate that will be materially adverse to our business;

•	there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our assets or Diamondback’s development plan;

•	there will not be a shortage of skilled labor; and

•	there will not be any material adverse changes in the midstream energy industry, commodity prices, capital markets or overall economic conditions.

HOW WE MAKE DISTRIBUTIONS

In connection with the closing of this offering, the board of directors of our general partner will adopt a policy pursuant to which we will pay, to the extent legally available, cash distributions to common unitholders of record on the applicable record date of $         per common unit within 60 days after the end of each quarter beginning with the quarter ending                ,                . Our first distribution, however, will be prorated for the period from the closing of this offering through                ,              . The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time. We will also pay an aggregate of $0.04 million per quarter in preferred distributions in respect of our Class B Units and general partner interest. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis. See “Cash Distribution Policy and Restrictions on Distributions.”

Our Sources of Cash

Following the completion of this offering, our only cash-generating asset will consist of                Rattler LLC Units (                Rattler LLC Units if the underwriters exercise in full their option to purchase additional common units). Therefore, our cash flow and resulting ability to make distributions will be completely dependent upon the ability of Rattler LLC to make distributions. Subject to applicable law and any contractual restrictions to which Rattler LLC may be subject, we will control whether and when Rattler LLC makes any distributions. Other than the initial distribution contemplated to be made to Diamondback by Rattler LLC in connection with the completion of this offering (including any exercise of the underwriters’ option to purchase additional common units), all distributions paid by Rattler LLC will be made pro rata in respect of all Rattler LLC Units outstanding at the time of distribution. The actual amount of cash that Rattler LLC will have available for distribution will primarily depend on the amount of cash Rattler LLC generates from its operations. For a description of factors that may impact our results and Rattler LLC’s results, please read “Cautionary Statement Regarding Forward-Looking Statements.”

In addition, the actual amount of cash that Rattler LLC will have available for distribution will depend on other factors, some of which are beyond Rattler LLC’s or our control, including:

•	the level of revenue Rattler LLC is able to generate from its business;

•	the level of capital expenditures Rattler LLC makes;

•	the level of Rattler LLC’s operating, maintenance and general and administrative expenses or related obligations;

•	the cost of acquisitions, if any;

•	Rattler LLC’s debt service requirements and other liabilities;

•	Rattler LLC’s working capital needs;

•	restrictions on distributions contained in any future Rattler LLC debt agreements;

•	Rattler LLC’s ability to borrow under its revolving credit facility to make distributions; and

•	the amount, if any, of cash reserves established for the proper conduct of Rattler LLC’s business.

Rattler LLC Units

Following the completion of this offering, Rattler LLC will have                Rattler LLC Units outstanding, of which                 (         %) will be owned by us and                 (         %) will be owned by Diamondback. If the underwriters exercise in full their option to purchase additional common units, then                 (        %) will be owned by us and                 (         %) will be owned by Diamondback. Each Rattler LLC Unit will be entitled to receive cash distributions to the extent Rattler LLC makes distributions. Rattler LLC Units will not accrue arrearages. Rattler LLC’s limited liability company agreement requires Rattler LLC to make distributions, if any, to all record holders of Rattler LLC Units, pro rata.

Common Units

Following the completion of this offering, we will have                common units outstanding (                if the underwriters exercise in full their option to purchase additional common units). Each common unit will be entitled to receive cash distributions to the extent we make distributions. Common units will not accrue arrearages. Our partnership agreement allows us to issue an unlimited number of additional equity interests of equal or senior rank.

Class B Units

Following the completion of this offering, we will have                 Class B Units outstanding (                if the underwriters exercise in full their option to purchase additional common units). Class B Units will not be entitled to participate in distributions made by us, except that our Class B Units will be entitled to quarterly cash preferred distributions of 8% per annum on the $1.0 million capital contribution made in respect of such units, or $0.02 million in aggregate per quarter to all Class B Units.

General Partner Interest

Our general partner owns a general partner interest and is not entitled to participate in distributions made by us, except that it will be entitled to a quarterly cash preferred distribution of 8% per annum on the $1.0 million capital contribution made in respect of its general partner interest, or $0.02 million per quarter. Our general partner may acquire common units and other equity interests (including Class B Units) in the future and will be entitled to receive pro rata distributions in respect of those equity interests to the extent those equity interests are entitled to receive distributions.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table presents selected historical financial data of our predecessor and selected unaudited pro forma financial data for Rattler Midstream Partners LP for the periods and as of the dates indicated. The selected historical financial data of our predecessor as of and for the year ended December 31, 2017 is derived from the audited financial statements of our predecessor appearing elsewhere in this prospectus. In addition, the selected historical financial data of our predecessor as of and for the six months ended June 30, 2018 and June 30, 2017 are derived from unaudited condensed consolidated interim financial statements of our predecessor also appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Upon the completion of this offering, we will own a     % controlling membership interest in Rattler LLC (assuming no exercise of the underwriters’ option to purchase additional common units) and Diamondback will own, through its ownership of Rattler LLC Units, a     % economic, non-voting interest in Rattler LLC (assuming no exercise of the underwriters’ option to purchase additional common units). However, as required by GAAP, we will consolidate 100% of the assets and operations of Rattler LLC in our financial statements and reflect a non-controlling interest.

The selected unaudited pro forma financial data presented in the following table for the year ended December 31, 2017 and the six months ended June 30, 2018 are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet data as of June 30, 2018 assumes the offering and the related transactions occurred as of June 30, 2018 and the unaudited pro forma combined statements of operations and statement of cash flows data for the year ended December 31, 2017 and the six months June 30, 2018 assume the offering and the transactions occurred as of January 1, 2017. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

•	the contribution to us by Diamondback and our general partner of $2.0 million in cash;

•	our issuance of Class B Units to Diamondback and the issuance by Rattler LLC of an equal number of Rattler LLC Units to Diamondback;

•	our issuance of common units pursuant to this offering in exchange for net proceeds of approximately $ million;

•	our contribution of all of the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued;

•	Rattler LLC’s distribution of a portion of those net proceeds to Diamondback and retention of a portion of the net proceeds for general company purposes, including to fund future capital expenditures;

•	Rattler LLC’s entrance into a new $ million revolving credit facility; and

•

the acquisition of the Fasken Center by Diamondback and contribution to us of all the membership interests in Tall Towers, as if such transactions occurred on January 1, 2017 for the purposes of preparing the unaudited pro forma combined statement of operations (for the year ended December 31, 2017, see the Fasken Midland Statement of Revenue and Certain Expenses included elsewhere in this prospectus).

	Rattler Midstream Partners LP Predecessor Historical			Rattler Midstream Partners LP Pro Forma
	Year Ended December 31, 2017			Year Ended December 31, 2017	Six Months Ended June 30, 2018
		Six Months Ended June 30,
		2018	2017
	(in thousands, except per unit data)
Statement of Operations Data:
Revenues
Total revenues	$39,295	$83,663	$16,378	$51,532	$84,644
Costs and expenses
Operating expenses	10,557	30,534	3,155	13,357	30,643
Depreciation, amortization and accretion	3,486	11,791	744	11,083	12,403
General and administrative expenses	1,265	680	292	1,887	789

Total operating expenses	15,308	43,005	4,191	26,327	43,835

Operating income	23,987	40,658	12,187	25,205	40,809
Other income/expense
Interest expense, net of amount capitalized	—	—	—	—	—
Loss on sale of property, plant and equipment	—	(2,568)	—	—	(2,568)
Income from nonconsolidated investments	1,366	—	345	1,366	—

Total other income (expense)	1,366	(2,568)	345	1,366	(2,568)

Income before income taxes	25,353	38,090	12,532	26,571	38,241
Provision for income taxes	4,688	8,222	4,448	5,130	8,256

Net income	$20,665	$29,868	$8,084	$21,441	$29,985

Net income per common unit (basic and diluted)
Common units

Balance Sheet Data (at period end):
Total property, plant and equipment, net	$255,323	$503,456	$150,919		$503,456
Total assets	299,605	520,551	161,581		520,551
Member’s equity / partners’ capital	292,608	500,993	155,875		500,993
Statement of Cash Flows Data:
Net cash provided by operating activities	$8	$89,141	$2,468
Net cash used in investing activities	—	(84,671)	—
Net cash provided by financing activities	—	—	—
Other Data:
EBITDA(1)	$28,839	$49,881	$13,276	$37,654	$50,644

(1)

For our definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

We define EBITDA as net income before income taxes, net interest expense, depreciation, amortization and accretion. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to those of other companies in the midstream energy industry, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our common unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income and net cash provided by operating activities. EBITDA should not be considered an alternative to net income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income or net cash, and these measures may vary from those of other companies. As a result, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following tables present a reconciliation of EBITDA to net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Rattler Midstream Partners LP Predecessor Historical			Rattler Midstream Partners LP Pro Forma
	Year Ended December 31, 2017			Year Ended December 31, 2017	Six Months Ended June 30, 2018
		Six Months Ended June 30,
		2018	2017
	(in thousands, except per unit data)
Reconciliation of net income to EBITDA:
Net income	$20,665	$29,868	$8,084	$21,441	$29,985
Provision for income taxes	4,688	8,222	4,448	5,130	8,256
Interest expense, net of amount capitalized	—	—	—	—	—
Depreciation, amortization and accretion	3,486	11,791	744	11,083	12,403

EBITDA	$28,839	$49,881	$13,276	$37,654	$50,644

Reconciliation of net cash provided by operating activities to EBITDA:
Net cash provided by operating activities	$8	$89,141	$2,468
Changes in operating assets and liabilities	28,831	(36,691)	10,422
Change in income tax payable	—	—	42
Interest expense, net of amount capitalized	—	—	—
Stock based compensation and other	—	(2,568)	344

EBITDA	$28,839	$49,881	$13,276

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations of Rattler LLC, the predecessor of Rattler Midstream Partners LP, or the partnership, in conjunction with the historical audited financial statements as of and for the years ended December 31, 2016 and 2017 and the consolidated unaudited financial statements for the periods ended June 30, 2017 and 2018 and notes of Rattler LLC and the unaudited pro forma financial statements for the partnership included elsewhere in this prospectus. Among other things, the unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Upon completion of this offering, we will own a controlling     % managing member interest in Rattler LLC (    % if the underwriters exercise in full their option to purchase additional common units), and Diamondback will own, through its ownership of Class B Units, a     % voting interest in us (    % if the underwriters exercise in full their option to purchase additional common units) and, through its ownership of Rattler LLC Units, a     % economic, non-voting interest in Rattler LLC (    % if the underwriters exercise in full their option to purchase additional common units), and we will consolidate Rattler LLC in our financial statements. Because we will consolidate Rattler LLC, financial results are shown on a 100% basis and are not adjusted to reflect Diamondback’s non-controlling interest in Rattler LLC.

Overview

We are a growth-oriented Delaware limited partnership formed by Diamondback in July 2018 to own, operate, develop and acquire midstream infrastructure assets in the Midland and Delaware Basins of the Permian, one of the most prolific oil producing areas in the world. Immediately following this offering, we expect to be the only publicly-traded, pure-play Permian midstream operator. We provide crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) to Diamondback under long-term, fixed-fee contracts. The assets Diamondback has contributed to us include 528 miles of pipeline across the Midland and Delaware Basins with approximately 216,000 Bbl/d of crude oil gathering capacity, 589,000 Bbl/d of SWD capacity, 740,700 Bbl/d of fresh water gathering capacity, 36,000 Mcf/d of natural gas compression capability and 150,000 Mcf/d of natural gas gathering capacity. In addition to the midstream infrastructure assets that Diamondback contributed to us, we also have an option, subject to certain conditions, to acquire equity in a long-haul crude oil pipeline, which will run from the Permian to the Texas Gulf Coast. We are critical to Diamondback’s growth plans because we provide a long-term midstream solution to its increasing crude oil, natural gas and water-related services needs through our robust infield gathering systems and SWD capabilities.

Our Business

Our general partner’s management team consists of members of the management teams of Diamondback and the general partner of Viper. We will elect to be treated as a corporation for tax purposes because we expect that such treatment will expand the potential investor base for our units and will provide our unitholders with more liquidity and improve, if necessary, our access to capital. Unlike some traditional midstream entity structures, we do not have incentive distribution rights or subordinated units, so the economic interests of our common unitholders and our sponsor are aligned. We believe that our relationship with Diamondback and our common strategic and operational interests differentiate us in the public midstream sector and provide the optimal platform to pursue a balanced plan for future growth that benefits all unitholders equally. Immediately following this offering, we will have no outstanding indebtedness, and we do not plan on accessing the capital markets to fund our organic growth opportunities.

We are Diamondback’s primary provider of midstream gathering and water-related services and are integral to Diamondback’s strategy of being a premier, low-cost, high-growth operator that can grow production at industry leading rates within cash flow. We have an Acreage Dedication spanning approximately 209,000 gross acres on Diamondback’s core leasehold in the Permian (approximately 80,000 gross acres in the Midland Basin and approximately 129,000 gross acres in the Delaware Basin). We entered into commercial agreements with Diamondback in June 2018, effective as of January 1, 2018, that have initial terms ending in 2034. The fees charged under these agreements are based on market prevailing rates at the time of their execution with annual escalators (subject to potential adjustment by regulators). These fixed-fee contracts, along with Diamondback’s strong well economics, extensive horizontal drilling inventory and low-cost operating model, minimize our direct exposure to commodity prices while providing us with stable and predictable cash flow over the long-term. We also have an option to acquire up to a 10% equity interest in the EPIC project. We intend to exercise this option in full on the earlier of (a) February 1, 2019 and (b) the completion of this offering. Our exercise of this option is not subject to any material conditions. Our exercise price will be an amount approximately equal to the capital contributions paid as of that time with respect to the equity interest we acquire plus interest. Our total capital commitment with respect to this 10% interest in the EPIC project is currently anticipated to be approximately $         million, which includes the amount of the capital contributions paid as part of the option exercise price. Once the EPIC project is operational, which is anticipated to occur in the second half of 2019, our equity interest in the EPIC project, following exercise of our option, is expected to provide us with a steady, oil-weighted cash flow stream. The pipeline will also provide Diamondback with long-term long-haul transportation capacity for the majority of its Midland Basin crude oil production.

Diamondback commenced operations in December 2007 with the acquisition of 4,174 net acres in the Midland Basin. By May 2016, through a series of subsequent acquisitions, Diamondback had built a pure play Midland Basin position of approximately 85,000 net acres. In 2016, Diamondback entered the Delaware Basin through two acreage acquisitions totaling 105,000 net acres. Our midstream operations in the Midland and Delaware Basins were established to service Diamondback’s growing production and related need for midstream infrastructure to ensure reliable, low-cost, efficient development and operational flexibility. Our wholly-owned midstream system was built on Diamondback’s Delaware Basin acreage. This opportunity complemented Diamondback’s strategy to build a sizable and scalable Delaware Basin position with contiguous acreage to create economies of scale, control the value chain on its leasehold, maintain its position as a low-cost Permian operator and avoid the transportation of liquids by truck. Our Delaware Basin midstream infrastructure provides the ability to flow fresh water to substantially all of Diamondback’s Delaware Basin leasehold, providing Diamondback flexibility related to drilling, completion and production plans throughout the field. We expect Diamondback will continue to be an active driller in the Delaware Basin and will create significant production growth as a result. Additionally, we believe that the quality of Diamondback’s underlying acreage will help ensure continued development even with lower commodity prices. As of June 30, 2018, only 100 of Diamondback’s approximately 1,700 gross wells in its Delaware Basin drilling inventory had been developed, but our currently existing infrastructure in the Delaware Basin already has enough capacity to provide midstream services for substantially all of Diamondback’s currently anticipated development. As of June 30, 2018, Diamondback was running five rigs in the Delaware Basin and has publicly stated that it plans to run eight rigs while operating within cash flow in the coming years, which we believe will be a significant driver of our future growth.

Our midstream infrastructure systems have been designed and built to offer the scale and services to accommodate Diamondback’s full field development plan and are expected to directly benefit from Diamondback’s proven ability to execute on its operational plan and grow its crude oil and natural gas production. Our assets were recently constructed, require minimal incremental capital expenditures and currently have the ability to transport approximately 216,000 Bbl/d of crude oil, 589,000 Bbl/d of produced water, 740,700 Bbl/d of fresh water and 150,000 Mcf/d of natural gas, as well as provide 36,000 Mcf/d of natural gas compression. We believe that our status as Diamondback’s primary provider of midstream services will generate strong free cash flow that we can use to fund our minimal capital programs and return capital to unitholders through distributions, positioning us as a leading, high-growth, self-funding midstream services provider. We also believe that the combination of our midstream assets and the firm crude oil takeaway capacity on the EPIC project will provide Diamondback critical access to a vital long-haul takeaway solution for its planned development on its existing acreage in the Permian. Once the EPIC project is operational, which is anticipated to occur in the second half of 2019, our equity interest in the EPIC project, following exercise of our option, is expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation. Our strategy of proactively creating an outlet for Diamondback’s growing production will drive increased volumes through our midstream systems and increase our free cash flow generation capabilities.

How We Generate Revenue

Our results are primarily driven by the volumes of crude oil and natural gas that we gather, fresh water that we deliver and store and produced water that we gather or dispose of, and the fees we charge per unit of throughput for our midstream services.

Our crude oil infrastructure assets consist of gathering pipelines and metering facilities, which collectively gather crude oil for our customers. Our facilities gather crude oil from horizontal and vertical wells in Diamondback’s Spanish Trail, Utah and Reward fields within the Permian. Our natural gas gathering and compression system consists of gathering pipelines, compression and metering facilities, which collectively service the production from Diamondback’s Utah field within the Permian. Our fresh water sourcing and distribution assets consists of water wells, frac pits, pipelines and water treatment facilities, which collectively gather and distribute water from Permian aquifers to the drilling and completion sites through buried pipelines and temporary surface pipelines. Our saltwater gathering and disposal system spans 250 miles and consists of gathering pipelines along with SWD wells and facilities which collectively gather and dispose of saltwater from operations throughout Diamondback’s Permian acreage.

We have entered into multiple fee-based commercial agreements with Diamondback, each with an initial term ending in 2034, utilizing our infrastructure assets or our planned infrastructure assets to provide an array of essential services critical to Diamondback’s upstream operations in the Delaware and Midland Basins. Our agreements include substantial acreage dedications. Please read “Business—Our Acreage Dedication.”

We have indirect exposure to commodity price risk in that persistent low commodity prices may cause Diamondback or other customers to delay drilling or shut in production, which would reduce the volumes available for gathering and processing by our infrastructure assets. If Diamondback delays drilling or temporarily shuts in production due to persistently low commodity prices or for any other reason, our revenue could decrease, as our commercial agreements do not contain minimum volume commitments. Please read “Risk Factors—Risks Related to Our Business—Because of the natural decline in hydrocarbon production from existing wells, our success depends, in part, on our ability to maintain or increase hydrocarbon throughput volumes on our midstream systems, which depends on our customers’ levels of development and completion activity on our Dedicated Acreage” and “Risk Factors—Risks Related to Our Business—Our construction of new midstream assets may not result in revenue increases and may be subject to regulatory, environmental, political, contractual, legal and economic risks, which could adversely affect our cash flow, results of operations and financial condition and, as a result, our ability to distribute cash to unitholders.”

Under each of our commercial agreements (other than the FERC-regulated crude oil gathering services agreement), the volumetric fees we charge are adjusted each calendar year by the amount of percentage change, if any, in the consumer price index from the preceding calendar year. No adjustment will be made if the percentage change would result in a fee below the initial fee set forth in the applicable commercial agreement and any adjustment to the volumetric fees shall not exceed three percent of the then-current fee. Further, the total adjustment of the fees shall never result in a cumulative volumetric fee adjustment of more than thirty percent of the initial fees set forth in the applicable commercial agreement. Please read “Business—Our Commercial Agreements with Diamondback.”

How We Evaluate Our Operations

Our management intends to use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include: (i) throughput volumes; (ii) EBITDA (as defined below) and (iii) operating expenses.

Throughput Volumes

The amount of revenue we generate primarily depends on the volumes of crude oil, natural gas and water for which we provide midstream services. These volumes are affected primarily by changes in the supply of and demand for crude oil and natural gas in the markets served directly or indirectly by our assets. By performing routine maintenance and monitoring our infrastructure, we are able to minimize service interruptions on our gathering, transportation and disposal systems.

Under our commercial agreements, we provide (i) crude oil gathering services, with approximately 146,000 gross dedicated acres, (ii) natural gas gathering and compression services, with approximately 100,000 gross dedicated acres and firm capacity for natural gas attributable to such acreage, (iii) produced water gathering and disposal services, with approximately 209,000 gross dedicated service acres and firm capacity for produced water and flowback water attributable to such acreage, and (iv) fresh water distribution services, with approximately 209,000 gross dedicated service acres. We also have an option to purchase equity interests in a long-haul crude oil pipeline under development that will provide firm takeaway for the majority of Diamondback’s estimated Midland Basin production. This pipeline will provide a total takeaway capacity of 550,000 Bbl/d of crude oil directly to the Texas Gulf Coast with Diamondback committed volumes representing 100,000 Bbl/d. Please read “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions” for additional information about our commercial agreements with Diamondback.

Because the production rate of a well declines over time, our ability to provide gathering, compression and disposal services, and to maintain or increase the throughput volumes on our midstream systems, is contingent on our customers continually discovering and producing new volumes of crude oil and natural gas and generating produced water. Because fresh water services are largely dependent on well completion, our ability to provide fresh water services is contingent on our customers drilling and completing new wells. We derive substantially all of our revenue from our commercial agreements with Diamondback, which agreements do not contain minimum volume commitments. Our ability to maintain or increase existing throughput volumes on our midstream systems is impacted by:

•	successful drilling activity by our customers on our Dedicated Acreage and our ability to fund the capital costs required to connect our infrastructure assets to new wells;

•	our ability to utilize the remaining uncommitted capacity on, or add additional capacity to, our infrastructure assets;

•	our ability to manage the level of work-overs and re-completions of wells on existing pad sites to which our infrastructure assets are connected;

•

our ability to increase throughput volumes on our infrastructure assets by making outlet connections to existing or new third-party pipelines or other facilities, primarily driven by the anticipated supply of and demand for crude oil, natural gas and water;

•	our ability to identify and execute organic expansion projects to capture incremental volumes from Diamondback and third-parties;

•	our ability to compete for volumes from successful new wells in the areas in which we operate outside of our Dedicated Acreage; and

•	our ability to gather crude oil and natural gas and provide water services with respect to hydrocarbons produced on acreage that has been released from commitments with our competitors.

We actively monitor producer activity in the areas served by our infrastructure assets to pursue new supply opportunities.

EBITDA

We define EBITDA as net income before income taxes, net interest expense, depreciation, amortization and accretion. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to those of other companies in the midstream energy industry, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our common unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income and net cash provided by operating activities. EBITDA should not be considered an alternative to net income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income or net cash, and these items may vary from those of other companies. As a result, our measure of EBITDA may not be comparable to similarly titled measures of other companies.

For a discussion of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to its most comparable measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”

Operating Expense

We seek to maximize the profitability of our operations, in part, by minimizing, to the extent appropriate, expenses directly tied to operating our assets. Direct labor costs, ad valorem taxes, repair and non-capitalized maintenance costs, integrity management costs, utilities and contract services comprise the most significant portion of our operating expense. Many of these expenses remain relatively stable across broad ranges of throughput volumes, but a portion of these expenses can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We will seek to manage our maintenance expenses on our midstream systems by scheduling maintenance over time to avoid significant variability in our maintenance expenses and minimize their impact on our cash flow.

Factors Affecting the Comparability of Our Financial Results

Our future results of operations may not be comparable to our predecessor’s historical results of operations for the reasons described below:

Contribution of Midstream Assets

During the period from 2014 through 2017, Diamondback constructed and/or acquired various midstream and related assets located in the Delaware and Midland Basins which Diamondback contributed to Rattler LLC effective January 1, 2016. Effective February 28, 2017, Diamondback contributed to Rattler LLC certain midstream assets in the Utah field within the Permian that it acquired from Brigham Resources Midstream, LLC and other third parties. Effective January 1, 2018, Diamondback also contributed to Rattler LLC certain freshwater assets including certain freshwater wells, fresh water transportation lines and related assets located within the Permian.

In October 2014, Diamondback acquired a 25% membership interest in HMW Fluid Management LLC, a Texas limited liability company, or HMW LLC, that was formed to develop, own and operate an integrated water management system to gather, store, process, treat, distribute and dispose of water to E&P companies operating in Midland, Martin and Andrews Counties, Texas. On June 30, 2018, HMW LLC’s operating agreement was amended effective January 1, 2018. As a result of the amendment, Rattler LLC will no longer recognize an equity investment in HMW LLC but will instead consolidate its interests in the net assets of HMW LLC. In exchange for Rattler LLC’s 25% investment, Rattler LLC received a 50% undivided ownership interest in two of the four saltwater disposal wells and associated assets previously owned by HMW LLC. Rattler LLC’s basis in the assets is equivalent to its basis in the equity investment in HMW LLC.

Contribution of Fasken Center

Effective January 31, 2018, Diamondback contributed to Rattler LLC all of its membership interests in Tall Towers. Tall Towers owns two office towers and associated assets in Midland, Texas, which we refer to as the Fasken Center.

Revenues

Prior to this offering, our infrastructure assets were part of the integrated operations of Diamondback and were financed from cash flows from operations and funding from Diamondback. Commencing January 1, 2016, we began to earn revenues under our long-term commercial agreements with Diamondback and will receive separate fixed fees for the midstream services that we provide.

Our real estate assets were contributed by Diamondback effective January 31, 2018 and we earn revenue from these assets through various lease agreements.

Operating Expenses

In connection with this offering, we will enter into an operational services and secondment agreement with Diamondback under which we will pay fees to Diamondback with respect to certain operational services Diamondback will provide in support of our operations. Our predecessor recorded direct costs of running our businesses as well as certain costs allocated from Diamondback. As such, we expect that there will be differences in the results of our operations between our predecessor’s historical financial statements and our future financial statements.

General and Administrative Expenses

Our predecessor’s general and administrative expense included an allocation of charges for the management and operation of our assets by Diamondback for general and administrative services, such as information technology, treasury, accounting, human resources and legal services and other financial and administrative services. Following the completion of this offering, Diamondback will charge us a combination of direct and allocated charges for general and administrative services pursuant to our partnership agreement and the operational services and secondment agreement.

We anticipate incurring approximately $1.4 million annually of incremental general and administrative expenses attributable to being a publicly traded partnership, which includes expenses associated with annual, quarterly and current reporting with the SEC, tax return preparation, Sarbanes-Oxley compliance, listing on Nasdaq, independent auditor fees, legal fees, investor relations expenses, transfer agent and registrar fees, incremental salary and benefits costs of seconded employees, outside director fees and insurance expenses. These incremental general and administrative expenses and the variable component of the general and administrative costs that we anticipate incurring under the operational services and secondment agreement are not reflected in our historical financial statements.

Financing

There are differences in the way we will finance our operations as compared to the way our predecessor historically financed operations. Historically, our predecessor’s operations were financed as part of Diamondback’s integrated operations. We expect our sources of liquidity following this offering to include cash generated from operations, borrowings under Rattler LLC’s new revolving credit facility and, if necessary, the issuance of additional equity or debt securities.

Immediately following the completion of this offering, we intend to have no debt outstanding and an available borrowing capacity of $         million under Rattler LLC’s new revolving credit facility. Please read “—Capital Resources and Liquidity—Revolving Credit Facility.”

Income Taxes

Income tax expense includes U.S. federal and state taxes on operations, as applicable. Rattler LLC is a flow-through entity for U.S. federal tax purposes and all tax attributes flow through to its members, Diamondback and us. Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes and will be subject to U.S. federal and state income tax at regular corporate rates. Rattler LLC’s net income above reflects provisions for income taxes as if it had been a corporation.

Other Factors Impacting Our Business

We expect our business to continue to be affected by the following key factors. Our expectations are based on assumptions made by us and information currently available to us. To the extent our underlying assumptions about, or interpretations of, available information prove to be incorrect, our actual results may vary materially from our expected results.

Supply and Demand for Crude Oil and Natural Gas

We currently generate a substantial portion of our revenues under fee-based commercial agreements with Diamondback. We expect these contracts to promote cash flow stability and minimize our direct exposure to commodity price fluctuations, since we generally do not own any of the crude oil, natural gas or water that we gather and do not engage in the trading of crude oil or natural gas. However, the volumetric fees we charge are adjusted each calendar year by the amount of percentage change, if any, in the consumer price index from the preceding calendar year. No adjustment will be made if the percentage change would result in a fee below the initial fee set forth in the applicable commercial agreement and any adjustment to the volumetric fees shall not exceed three percent of the then-current fee. Further, the total adjustment of the fees shall never result in a cumulative volumetric fee adjustment of more than thirty percent of the initial fees set forth in the applicable commercial agreement.

Additionally, commodity price fluctuations indirectly influence our activities and results of operations over the long-term, since they can affect production rates and investments by Diamondback and third-parties in the development of new crude oil and natural gas reserves. Generally, drilling and production activity will increase as crude oil and natural gas prices increase. Our throughput volumes depend primarily on the volumes of crude oil and natural gas produced by Diamondback in the Permian and, with respect to fresh water, the number of wells drilled and completed. Commodity prices are volatile and influenced by numerous factors beyond our or

Diamondback’s control, including the domestic and global supply of and demand for crude oil and natural gas. The commodities trading markets, as well as other supply and demand factors, may also influence the selling prices of crude oil and natural gas. Furthermore, our ability to execute our growth strategy in the Permian will depend on crude oil and natural gas production in that area, which is also affected by the supply of and demand for crude oil and natural gas.

Regulatory Compliance

The regulation of crude oil and natural gas gathering and transportation and water services activities by federal and state regulatory agencies has a significant impact on our business. Please read “Business—Regulation of Operations.” Our operations are also impacted by new regulations, which have increased the time that it takes to obtain required permits.

Additionally, increased regulation of crude oil and natural gas producers in our areas of operation, including regulation associated with hydraulic fracturing, could reduce regional supply of crude oil, natural gas and water and, therefore, throughput on our infrastructure assets. For more information, see “Business—Regulation of Operations.”

Results of Operations

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

	Year Ended December 31,		Increase / (Decrease) from Prior Year
($ in thousands)	2017	2016
Revenues
Total revenues	$39,295	$10,607	270%
Costs and expenses
Direct operating expenses	10,557	2,514	320%
Depreciation and accretion	3,486	873	299%
General and administrative expenses	1,265	208	508%

Total operating expenses	15,308	3,595	326%

Operating income	23,987	7,012	242%
Other income
Income from equity investment	1,366	676	102%

Total other income	1,366	676	102%

Income before income taxes	25,353	7,688
Income tax expense	4,688	2,760

Net income	$20,665	$4,928

Revenues. Revenues increased by $28.7 million for the year ended December 31, 2017 as compared to the year ended December 31, 2016, primarily due to asset contributions from Diamondback totaling $179.2 million resulting in additional throughput and revenues and, secondarily, to the continued development of existing services.

Income from Equity Investment. The $1.4 million in income from investments is due to net income from Rattler LLC’s equity method investment in HMW LLC. The increase of $0.7 million relates to additional volumes due to new assets being placed into service in March 2016. HMW LLC provides water management services to exploration and production companies operating in Midland, Martin and Andrews Counties in West Texas.

Direct Operating Expense Direct operating expense increased $8.0 million for the year ended December 31, 2017 compared to the year ended December 31, 2016, primarily due to the asset contributions from Diamondback resulting in additional operating costs and, secondarily, to continued development of existing services.

Depreciation and Accretion. Depreciation and accretion expense increased $2.6 million for the year ended December 31, 2017 as compared to the year ended December 31, 2016, primarily due to the asset contributions from Diamondback and further development of existing gathering, transportation and disposal systems.

General and Administrative Expense. General and administrative expense increased $1.1 million for the year ended December 31, 2017 as compared to the year ended December 31, 2016, primarily due to increased shared service allocations and additional professional service fees due to business growth and the contribution of additional midstream assets.

Six Months Ended June 30, 2018 Compared to the Six Months Ended June 30, 2017

	Six Months Ended June 30,		Increase / (Decrease) from Prior Period
($ in thousands)	2018	2017
Revenues
Midstream revenues	$78,162	$16,378	377%
Real estate revenues	5,501	—

Total revenues	$83,663	$16,378	411%

Costs and expenses
Direct operating expenses	16,198	3,155	413%
Cost of goods sold (exclusive of depreciation and amortization shown below)	13,518	—	—
Real estate operating expenses	818	—	—
Depreciation, amortization and accretion	11,791	744	1485%
General and administrative expenses	680	292	133%

Total operating expenses	43,005	4,191	926%

Operating income	40,658	12,187	234%
Other income (expense)
Loss on sale of property, plant and equipment	(2,568)	—	—
Income from equity investment	—	345	—

Total other income (expense)	(2,568)	345	-844%

Income before income taxes	38,090	12,532	204%
Income tax expense	8,222	4,448	85%

Net income	$29,868	$8,084	269%

Revenues. Revenues increased by $67.3 million for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, primarily due to the contribution of fresh water assets by Diamondback on January 1, 2018 (which could not be segregated prior to that date), resulting in an additional $34.8 million in revenue. SWD services revenues increased by $22.8 million, crude oil gathering revenues increased by $2.7 million and natural gas gathering revenues increased by $1.5 million for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, while surface revenues remained relatively unchanged during that same period. Each of the increases in revenues was primarily due to additional asset contributions and asset buildouts, which led to continued increases of volume throughput. In addition, on January 31, 2018,

Diamondback purchased certain real estate assets for approximately $110.0 million and contributed them to us effective as of that date. These real estate assets generated $5.5 million in revenue during the six months ended June 30, 2018.

Income from Equity Investment. Income from equity investment decreased by $0.3 million for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017. The decrease relates to Rattler LLC no longer recognizing an equity investment in HMW LLC, but rather consolidating its interest in the net assets of HMW LLC as of January 1, 2018. On June 30, 2018, HMW LLC’s operating agreement was amended, effective as of January 1, 2018. In exchange for Rattler LLC’s 25% investment, Rattler LLC received a 50% undivided ownership interest in two of the four SWD wells and associated assets previously owned by HMW LLC. Rattler LLC’s basis in the assets is equivalent to its basis in the equity investment in HMW LLC.

Direct Operating Expense Direct operating expense increased $13.0 million for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, primarily due to asset contributions from Diamondback resulting in additional operating costs and, secondarily, to continued development of existing services.

Cost of Goods Sold. On January 1, 2018, Diamondback contributed certain fresh water assets to us. We incurred $13.5 million in cost of goods sold related to the fresh water we sourced during the six months ended June 30, 2018.

Real Estate Operating Expense. On January 31, 2018, Diamondback purchased certain real estate assets for approximately $110.0 million and contributed them to us effective as of that date. We incurred $0.8 million in operating expenses related to these real estate assets during the six months ended June 30, 2018.

Depreciation, Amortization and Accretion. Depreciation, amortization and accretion expense increased $11.0 million for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, primarily due to asset contributions from Diamondback and further development of existing gathering, transportation and disposal systems.

General and Administrative Expense. General and administrative expense increased $0.4 million for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, primarily due to increased shared service allocations and additional professional service fees due to business growth and the contribution of additional midstream asset.

Capital Resources and Liquidity

Liquidity and Financing Arrangements

Historically, our sources of liquidity were based on cash flow from operations and funding from Diamondback.

We do not have any commitment from Diamondback or our general partner or any of their respective affiliates to fund our cash flow deficits or provide other direct or indirect financial assistance to us following the closing of this offering. We expect our sources of liquidity following this offering to include cash generated from operations, borrowings under Rattler LLC’s new revolving credit facility and, if necessary, the issuance of additional equity or debt securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements and to make quarterly cash distributions.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we will distribute $         per common unit within 60 days after the end of each quarter, beginning with the quarter ending                ,                , subject to applicable law and our obligations under certain contractual agreements. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Revolving Credit Facility

In connection with the completion of this offering, we intend to enter into a new $         million revolving credit facility to fund working capital and to finance acquisitions and other capital expenditures. The borrower under the new revolving credit facility will be Rattler LLC and all obligations of the borrower under the new revolving credit facility will be guaranteed by the partnership and all wholly-owned material subsidiaries of the partnership.

We expect that the closing of the new revolving credit facility will be subject to customary closing conditions, including the closing of this offering. The new revolving credit facility will also contain customary affirmative and negative covenants and events of default relating to the borrower, the partnership and their respective subsidiaries. We expect these covenants will include, among other things, limitations on the incurrence of indebtedness and liens, the making of investments, the sale of assets, transactions with affiliates, merging or consolidating with another company and the making of restricted payments. We expect that the new revolving credit facility will also contain specific provisions limiting the borrower and the partnership from engaging in certain business activities and events of default relating to certain changes in control.

Cash Flows

Net cash provided by operating activities, investing activities and financing activities for the years ended 2016 and 2017 were as follows:

	Year Ended December 31,
	2017	2016
	($ in thousands)
Net cash provided by operating activities	$8	$—
Net cash provided by investing activities	$—	$—
Net cash provided by financing activities	$—	$—

For the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Net cash provided by operating activities increased by $8,000 during the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase was due to Rattler LLC establishing a bank account during the second quarter of 2017 and having cash activity in 2017 which was not all funded by Diamondback though equity contributions.

Net cash provided by operating activities, investing activities and financing activities for the six-month periods ended June 30, 2018 and June 30, 2017 were as follows:

	Six Months Ended June 30,
	2018	2017
	($ in thousands)
Net cash provided by operating activities	$89,141	$2,468
Net cash used in investing activities	$(84,671)	$—
Net cash provided by financing activities	$—	$—

For the six months ended June 30, 2018 and June 30, 2017:

Net cash provided by operating activities increased by $86.7 million during the six months ended June 30, 2018 compared to the six months ended June 30, 2017. The increase was due to Rattler LLC establishing a bank account during the second quarter of 2017 and having cash activity in late 2017 and 2018 which was not all funded by Diamondback though equity contributions. Net cash used in investing activities increased by $84.7 million during the six months ended June 30, 2018 compared to the six months ended June 30, 2017 due to capital expenditures by Rattler LLC in 2018.

Capital Contributions

The midstream energy business is capital intensive, requiring the maintenance of existing gathering systems and other midstream assets and facilities and the acquisition or construction and development of new gathering systems and other midstream assets and facilities.

For the year ended December 31, 2017, the total capital contributions by Diamondback to our predecessor were $179.2 million, of which $75.3 million were related to SWD assets, $18.7 million were related to land, $44.7 million were related to crude oil gathering assets, $38.4 million were related to natural gas gathering assets and $2.1 million were related to additional assets and liabilities, net.

For the year ended December 31, 2016, the total capital contributions by Diamondback to our predecessor were $87.8 million, of which $27.2 million were related to SWD assets, $50.1 million were related to land, $5.7 million were related to crude oil gathering assets, $0.2 million were related to natural gas gathering assets and $4.6 million were related to additional assets and liabilities, net.

For the six months ended June 30, 2018, the total capital contributions by Diamondback to our predecessor were $178.5 million, of which $110 million were related to Tall Towers, $1.4 million were related to land, $37.8 million were related to fresh water assets, $13.6 million were related to SWD assets, $6.0 million were related to fresh water inventory and $9.7 million were related to additional assets and liabilities, net.

We estimate that total capital expenditures related to midstream assets for the twelve months ending December 31, 2018 will be between $100.0 million and $150.0 million. Such amount does not include capital contributions by Diamondback to our predecessor of $178.5 million.

Off-Balance Sheet Arrangements

None.

Critical Accounting Policies

Critical accounting policies are those that are important to our financial condition and require management’s most difficult, subjective or complex judgments. The amount of assets and liabilities as of the date of the consolidated financial statements, or the amount of revenue and expenses for the reported period, could differ significantly due to changes in these judgments or assumptions. We have evaluated the accounting policies used in the preparation of the accompanying consolidated financial statements of our predecessor and the related notes thereto and believe those policies are reasonable and appropriate.

We apply those accounting policies that we believe best reflect the underlying business and economic events, consistent with GAAP. Our more critical accounting policies include those related to revenue recognition, including estimating the related revenue accruals, property and equipment and asset retirement obligations. Inherent in such policies are certain key assumptions and estimates. We periodically update the estimates used in the preparation of the financial statements based on our latest assessment of our current and projected business and the general economic environment. Our significant accounting policies are summarized in Note 2. Summary of Significant Accounting Policies to the audited consolidated financial statements of our predecessor appearing elsewhere in this prospectus. We believe the following to be our most critical accounting policies applied in the preparation of our predecessor’s financial statements.

Revenue Recognition

We provide gathering and compression and water handling and treatment services under fee-based contracts based on throughput. Under these arrangements, we receive fees for gathering oil and gas products, compression services, and water handling, disposal, and treatment services. The revenue we earn from these arrangements is directly related to (i) in the case of natural gas gathering and compression, the volumes of metered natural gas that we gather, compress and deliver to natural gas to other transmission delivery points, (ii) in the case of oil gathering, the volumes of metered oil that we gather and deliver to other transmission delivery points, (iii) in the case of fresh water services, the quantities of fresh water delivered to our customers for use in their well drilling and completion operations, (iv) in the case of wastewater disposal and treatment services, the quantities of wastewater treated or disposed of for our customers. We recognize revenue when we satisfy a performance obligation by delivering a service to a customer. Rattler LLC earns substantially all of its midstream revenues from commercial agreements with Diamondback and its affiliates. We recognize rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. Rental income-third party is comprised of revenues earned from lease agreements with Diamondback and its affiliates. Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, and have discretion in selecting the supplier and bear the associated credit risk.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost upon acquisition and evaluated for potential impairment whenever events or circumstances indicate the carrying amount of the asset may not be recoverable through estimated future undiscounted cash flows. Expenditures which extend the useful lives of existing property, plant and equipment are capitalized.

When properties are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss on disposition is recognized in the statement of operations.

Depreciation, Amortization and Accretion

The determination of estimated useful lives is a significant element in calculating depreciation, amortization and accretion. If the useful lives of assets were found to be shorter than originally estimated, depreciation, amortization and accretion charges would be accelerated.

Asset Retirement Obligations

Our asset retirement obligations, or ARO, consist of estimated costs of dismantlement, removal, site reclamation and similar activities associated with our infrastructure assets. We recognize the fair value of a liability for an ARO in the period in which it is incurred, when we have an existing legal obligation associated with the retirement of our infrastructure assets and the obligation can reasonably be estimated. The associated asset retirement cost is capitalized as part of the carrying cost of the infrastructure asset. The recognition of an ARO requires that management make numerous estimates, assumptions and judgments regarding factors such as: the credit-adjusted risk-free rate to be used, inflation rates and estimated probabilities, amounts and timing of settlements. In periods subsequent to initial measurement of the ARO, we recognize period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Revisions also result in increases or decreases in the carrying cost of the asset. Increases in the ARO liability due to passage of time impact net income as accretion expense. The related capitalized cost, including revisions thereto, is charged to expense through depreciation.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations. Although the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy. We have experienced inflationary pressure on the cost of labor and equipment as increasing crude oil and natural gas prices have increased development activity in our areas of operations, especially in the Delaware Basin.

Qualitative and Quantitative Disclosures About Market Risk

Commodity Price Risk

We currently generate the majority of our revenues pursuant to fee-based agreements with Diamondback under which we are paid based on volumetric fees, rather than the underlying value of the commodity. Consequently, our existing operations and cash flow have little direct exposure to commodity price risk. However, Diamondback and our other customers are exposed to commodity price risk, and extended reduction in commodity prices could reduce the production volumes available for our midstream services in the future below expected levels. Although we intend to maintain fee-based pricing terms on both new contracts and existing contracts for which prices have not yet been set, our efforts to negotiate such terms may not be successful, which could have a materially adverse effect on our business.

We may acquire or develop additional midstream assets in a manner that increases our exposure to commodity price risk. Future exposure to the volatility of crude oil, natural gas and NGL prices could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions to our unitholders.

INDUSTRY OVERVIEW

We provide crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) to Diamondback in the Permian. The market we serve, which begins at the source of production and extends through the gathering, processing and treating of hydrocarbons delivering them to takeaway pipelines, is a major component of what is commonly referred to as the “midstream” market.

Crude Oil Midstream Industry

The crude oil midstream industry provides the link between the exploration and production of crude oil from the wellhead and the delivery of crude oil to storage facilities, terminals, crude oil pipelines and refineries. The U.S. crude oil midstream system is comprised of a network of pipelines, terminals, storage facilities, waterborne vessels, railcars and trucks. Companies generate revenues at various links within the midstream value chain by gathering, treating, transporting, storing or marketing crude oil. Our crude oil midstream operations currently focus on the gathering of crude oil from the point of production and transporting it to refineries and export terminals. The following diagram illustrates the various components of the crude oil midstream value chain and some of the services that are specifically offered by us:

Crude Oil Midstream Services

The services we provide or have investments in are generally classified into the categories described below.

Gathering. Crude oil gathering assets provide the link between crude oil production gathered at the well site or nearby collection points and crude oil terminals, storage facilities, long-haul crude oil pipelines and refineries. Crude oil gathering assets generally consist of a network of small-diameter pipelines that are connected directly to the well site or central receipt points delivering into large-diameter trunk lines. Pipeline transportation is generally the lowest cost option for transporting crude oil. Competition in the crude oil gathering industry is typically regional and based on proximity to crude oil producers, as well as access to viable delivery points. Overall demand for gathering services in a particular area is generally driven by crude oil producer activity in the area. To the extent there are not enough volumes to justify construction of or connection to a pipeline system, trucking crude oil from a well site to nearby collection points can also be an alternative to crude oil gathering pipeline systems, but is typically not the lowest cost option for transporting crude oil from a producer’s perspective.

Long-haul Pipelines. After crude oil has been collected from the well site through gathering systems, it is often loaded onto long-haul pipelines for transportation to major hubs, refineries, or export terminals outside of the basin. These long-haul pipelines are typically constructed of large diameter pipes that can cover long distances both above and below ground. Pipelines are generally the preferred method for transporting large volumes of crude oil over long distances because they are more cost-effective than other transportation options such as rail or truck. Long-haul pipeline operators usually earn fees based upon the volume of crude oil transported.

Natural Gas Midstream Industry

The natural gas midstream industry provides the link between the exploration and production of natural gas from the wellhead and the delivery of natural gas and its by-products to industrial, commercial and residential end-users. The principal components of the industry consist of gathering, compressing, treating, dehydrating, processing, fractionating and transporting natural gas and natural gas liquids (NGLs). Competition in the industry is generally driven by proximity of midstream assets to natural gas producing wells. Companies within this industry provide services at various stages along the natural gas value chain by gathering natural gas from producers at the wellhead, separating the hydrocarbons into dry gas (methane) and NGLs and then routing the separated dry gas and NGL streams to the next intermediate stage of the value chain or to transportation pipelines for delivery to markets. Our natural gas midstream operations currently focus on the gathering and compression of natural gas. The following diagram illustrates the various components of the natural gas midstream value chain:

Natural Gas Midstream Services

The services we provide are generally classified into the categories described below.

Gathering. At the initial stages of the midstream value chain, a network of typically small diameter pipelines known as gathering systems directly connect to wellheads, pad sites or other receipt points in the production area. These gathering systems transport natural gas from the wellhead and other receipt points either to compressor stations, treating and processing plants (if the natural gas is wet) or directly to intrastate or interstate pipelines (if the natural gas is dry).

Gathering systems are typically designed to be highly flexible to provide different levels of service (such as higher or lower pressure) and scalable to allow for additional production and well connections without significant incremental capital expenditures. Gathering systems are operated at pressures that both meet the contractual service requirements and maximize the total throughput from all connected wells. Competition in the natural gas gathering industry is typically regional and based on proximity to natural gas producers, as well as access to viable treating and processing plants or intrastate and interstate pipelines. Overall demand for gathering services in a particular area is generally driven by natural gas producer activity in the area.

Compression. Gathering systems are operated at design pressures that enable the maximum amount of production to be gathered from connected wells. Through a mechanical process known as compression, volumes of natural gas at a given pressure are compressed to a sufficiently higher pressure, thereby allowing those volumes to be delivered into a higher pressure downstream pipeline to be brought to market. Since wells produce at progressively lower field pressures as they age, it becomes necessary to add additional compression over time near the wellhead to maintain throughput across the gathering system. Compression is also used in transportation of natural gas to support the movement of gas across pipeline systems and in storage to enhance withdrawal and injection capability.

Produced, Flowback and Fresh Water Services Industry

The hydraulic fracturing process associated with unconventional crude oil and natural gas production is highly dependent on the sourcing of fresh water and the disposal of water volumes produced. Hydraulic fracturing requires large volumes of fresh water, which is combined with sand (or another proppant) and fracturing chemical additives. This mixture is pumped at high pressure into the well to crack open previously impenetrable rock to release hydrocarbons.

Fresh Water. Fresh water refers to water with low salinity that has been treated, has been withdrawn from a river or ground water, or produced water that has been recycled. Many producers rely on third party providers for sourcing and distribution services.

Crude oil and natural gas operations produce two primary types of produced water by-products, which we refer to as saltwater:

Produced Water. Produced water is water that naturally occurs in the formation that returns up to the surface over the life of a producing crude oil or natural gas well. Produced water must be continually separated from a well’s valuable crude oil and natural gas production and hauled away via pipeline or truck for a well to continue producing. Produced water is the largest by-product by volume associated with crude oil and natural gas production and can comprise over 95% of the total oilfield by-product by volume.

Flowback. In the drilling and completion stages of crude oil and natural gas production, large volumes of fresh water and other types of fluids are required. After fresh water is pumped into the well during the hydraulic fracturing process, it returns to the surface over time with the produced hydrocarbons. Ten to fifty percent of the water returns as “flowback” during the first several weeks following the fracturing process, and a large percentage of the remainder, as well as pre-existing water in the formation, returns to the surface as produced water over the life of the well.

Produced water management typically involves transportation, processing and disposal often through the use of SWD wells. We are directly engaged in the gathering, recycling and disposal of produced water in SWD wells.

The following diagram illustrates the various components of produced water and fresh water gathering, transportation and disposal and some of the services that are specifically offered by us:

Fresh Water and Saltwater Midstream Services

The services we provide are generally classified into the categories described below.

Fresh Water Sourcing and Distribution. Fresh water is often sourced from below ground aquifers or other natural fresh water sources and transported to drill sites through pipelines.

SWD Facilities / Wells. Saltwater gathering pipeline systems connect crude oil and gas producing wells to SWD well sites. The primary methods for handling produced water include SWD wells, where produced water is treated and injected subsurface; evaporation pits, where the water is evaporated at the surface; and recycling facilities, where produced water is treated in a manner that allows some portion of the water to be recycled for future fracturing processes or other beneficial uses.

Market Fundamentals

According to the U.S. Energy Information Administration, or the EIA, both total energy supply and demand are expected to increase over the coming decades. In the U.S., the EIA estimates that energy production will increase by about 31% from 2017 through 2050, with much of the increase in petroleum supply expected to come from unconventional oil wells. The Southwest U.S., in particular the Permian, is expected to play a key role in domestic petroleum production growth.

Crude Oil Supply and Demand

Crude oil is a significant component of energy consumption. The EIA expects global petroleum liquids consumption to grow 24% from 98 MMBbl/d in 2017 to 122 million Bbl/d by 2050. The following chart illustrates expected growth in petroleum and other liquids consumption.

Global Petroleum Liquids Consumption

In accordance with consumption growth, forecasts published by the EIA anticipate U.S. crude oil production to increase in the coming years, with unconventional production playing an important role. Due in large part to hydraulic fracturing and horizontal drilling, the EIA forecasted U.S. crude oil production to surpass the record of 9.6 million Bbl/d in 2018 which occurred earlier this year (May 2018 production was 10.4 MMBbls/d according to the EIA). Crude oil production increases in the U.S. will be dependent on oil from tight oil formations, with both the aforementioned technological developments and forecasted U.S. crude prices enabling economic production of these vast quantities of crude oil. As depicted in the graph below, 98% of the 1.1 MMBbl/d increase in crude oil production from 2018-2023 is projected to be from increases in tight oil production.

U.S. Lower 48 Onshore Crude Oil Production by Source

Production growth in the Permian is expected to make up a majority of the increase in domestic crude oil production. Based on EIA projections, the Southwest region, which encompasses the Permian and Barnett Shale, will continue to be the single highest producing region in the U.S. through 2050. From 2018 to 2023, the EIA expects a 20% increase in Southwest region production, as shown in the graph below.

U.S. Lower 48 Onshore Crude Oil Production by Region

The aforementioned trends in global consumption and domestic production are expected to impact the U.S.’s trade position. Historically, the U.S. has been a net importer of petroleum, however, according to the EIA, as domestic production and global demand continue to grow, the U.S. is expected to become a net exporter. This trend is evidenced in the chart below.

Petroleum Net Imports as a Percentage of Product Supplied

The EIA expects crude prices to rise over the next several years and is currently forecasting average 2023 WTI and Brent prices of $79/Bbl and $83/Bbl, respectively, versus an average of $49/Bbl and $53/Bbl during 2018. According to the EIA, this trend of increasing prices will be a factor in the future growth of U.S. crude oil production and exports for two reasons. First, an annual increase of 10% in WTI pricing over the next five years should continue to enable economic unconventional drilling. Second, WTI crude is expected to trade at a $2 to $4 a barrel discount to Brent crude, an international benchmark for oil price, meaning producers with access to international markets realize a premium on their crude oil. Both of these trends are evidenced in the chart below.

Projected Spot Price for Brent and WTI Crude Oil

Natural Gas Supply and Demand

Natural gas is a significant component of energy consumption in the U.S. According to the EIA, natural gas consumption accounted for approximately 29% of all energy used in the U.S. in 2017 and demand is expected to grow 29%, from 27.6 quadrillion BTU in 2017 to 35.6 quadrillion BTU by 2050. The following chart illustrates this expected growth in U.S. natural gas demand through 2050.

Natural Gas Consumption by Sector

Natural gas also accounts for a significant share of U.S. energy production, and its proportion of U.S. energy production is expected to continue to grow through the coming decades. The EIA estimates that total U.S. energy production will increase by 31% from 2017 through 2050, while natural gas production will increase by 59% over this same time period.

In addition to increasing domestic consumption and production, domestic natural gas consumers will also compete for supply with foreign natural gas consumers. As shown in the graph below, the U.S. has historically been a net importer of natural gas. However, the EIA forecasts predict U.S. exports of natural gas to more than quadruple from 2018 to 2023. This growth is primarily driven by increases in exports of liquefied natural gas, or LNG, to meet surging international demand.

U.S. Natural Gas Net Exports

Natural Gas Prices

Despite the availability of abundant domestic resources, the EIA projects that the growth in demand for natural gas, largely from the electric power and industrial sectors, exports to Mexico and demand for liquefied natural gas exports, will result in upward pressure on pricing through 2050. The chart below illustrates the EIA’s forecasted rise in natural gas prices through 2023.

Projected Spot Price for Natural Gas at Henry Hub

.

Permian Overview

The Permian is one of the most prolific crude oil and natural gas basins in the world and spans approximately 75,000 square miles across west Texas and southeast New Mexico, encompassing several sub-basins, including the Midland Basin and the Delaware Basin. The Permian has a history of over 90 years of conventional crude oil and natural gas production and is characterized by high crude oil and liquids rich natural gas, multiple horizontal target horizons, extensive production history, long-lived reserves and high drilling success rates. The region has produced over 29 billion barrels of oil and 75 trillion cubic feet of natural gas, with remaining reserve estimates significantly exceeding these totals with the addition of shale resources. Unconventional shale development has led to the resurgence in development activity and Permian crude oil production has tripled from approximately one million Bbl/d to three million Bbl/d over the last ten years, with forecasted growth to over five million barrels of crude oil per day by the end of 2022.

Remaining Resources by Play and WTI Breakeven—Top Oil-Weighted U.S. Basins(2)

(1)	Permian total includes only resources in the Delaware and Midland Basins.
(2)	Locations assumed to be economic at $3 per Mcf of natural gas and a 10% internal rate of return.

The Permian has a gross hydrocarbon column thickness of up to 3,800 feet, with multiple prospective unconventional reservoir targets across the basin. The “stacked-pay” nature of the Permian allows for the development of multiple horizontal wells from a single surface location, creating a “multiplier” effect for operated acreage values and further enhancing individual well economics due to shared infrastructure. In the Delaware Basin, operators are currently targeting up to ten benches in the Wolfcamp, Bone Springs and Avalon formations, while Midland Basin operators currently target up to eight different horizons across the Wolfcamp, Spraberry and Jo Mill formations. At current activity levels, there are more than 50 years of economic inventory remaining at current commodity prices. The Permian enjoys a favorable regulatory and operating environment, particularly in Texas, and features long-lived reserves, consistent geological attributes, high reservoir quality and historically high development success rates. Even during periods of low commodity prices, the Permian experienced significant growth due to high single well rates of return and industry leading breakeven prices below $35 per barrel. The Permian is the most actively developed North American play, and as of September 14, 2018, 56% (434 out of 769 total) of active onshore U.S. horizontal oil rigs were operating in the Permian according to Baker Hughes.

Permian Basin Horizontal Oil Rig Count Overview

(2012 – Current)

Beginning in November 2014, during the recent commodity price downturn, Permian E&P companies began generally focusing on improving their operating efficiencies. Most E&P companies continue to be focused on optimizing the development of their assets through actions such as drilling longer laterals, further delineating zones, continued downspacing, using modern high intensity completion methods with local frac sand and utilizing multi-well pads. Although the Permian is already known as one of the most productive oil-weighted basins in the world, it is believed that there is still significant upside in the realizable resource potential. It is expected that many of the aforementioned techniques will further enhance crude oil and natural gas recoveries.

Operators initiated horizontal drilling programs at scale in the Midland Basin approximately three to five years earlier than they did in the Delaware Basin. As a result, the Delaware Basin is not as developed as the Midland Basin in both the upstream and midstream sectors. The graph below highlights the daily oil production of the three main basins in the Permian and illustrates that both the Midland and Delaware Basins make up an increasingly disproportionate percentage of total crude oil production in the Permian. This growth continued even through the recent period of lower crude oil prices. Additionally, the graph illustrates the Delaware Basin’s significant growth over the last five years in its contribution to total crude oil production in the Permian.

Permian Basin Total Daily Production (2012 – 2017)

Crude oil production in the Permian increased at a 20% CAGR over the last five years and outpaced midstream infrastructure development. As a result of these supply and demand dynamics, the Midland, Texas oil differential to WTI recently fell to a low of negative $17.90 per barrel in August 2018, from a 2018 high of positive $1.90 per barrel in January. The development of midstream infrastructure to alleviate takeaway constraints continues to be a prevalent strategy in the Permian. Diamondback’s firm capacity on the EPIC long-haul crude oil pipeline will help insulate it from future pricing dynamics in the local Midland, Texas market and, once operational, our equity investment, following exercise of our option, in this pipeline is also expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation.

Produced water is a natural byproduct of the crude oil and natural gas production process and is a particular focus in the water-heavy Permian. E&P companies are required to recycle or dispose of produced water associated with crude oil and natural gas production in an environmentally responsible manner. Produced water is water naturally trapped in subsurface formations and is brought to the surface during crude oil and natural gas exploration and production. Produced water is by far the largest volume byproduct stream associated with crude oil and natural gas exploration and production. Although produced water is a significant issue that operators have to address in both the Midland and Delaware Basins, the issue is much larger in the Delaware Basin. Delaware Basin wells generate approximately four to six barrels of produced water for every barrel of oil, while Midland Basin wells produce approximately one to two barrels of produced water for every barrel of oil. This difference in produced water production in Delaware Basin wells highlights the importance of having robust produced water infrastructure assets to support crude oil and natural gas production. We believe that in order for E&P companies to bring their hydrocarbons to market, they need to transport produced water efficiently using pipelines rather than trucks. Our purpose-built saltwater gathering, disposal and recycling system is designed to handle up to 589,000 Bbl/d of produced water, allowing Diamondback to more efficiently develop its acreage and grow production on our Dedicated Acreage.

Fresh water acts as the primary carrier fluid in the hydraulic fracturing process that is used to complete horizontal wells and serves to open fissures in targeted geologic formations in order to allow the flow of hydrocarbons. Because the multi-stage fracturing of a single horizontal unconventional well can use several million gallons of fresh water, it is critical that large quantities of relatively fresh water be readily available in an uninterruptable stream throughout the completions operations. High intensity modern completion methods that are being implemented across the Permian utilize more proppant and require larger volumes of fresh water for hydraulic fracturing than earlier generation completion methods. Access to fresh water sources is critical to the completions process and there are a limited number of sources in the Permian, particularly in the Delaware Basin. We source our fresh water from the Capitan Reef formation, Edwards-Trinity, Pecos Alluvium and Rustler aquifers in the Permian. We believe that having reliable access to fresh water that can be transported by pipeline is essential for large scale production in the Delaware Basin because the average Diamondback well in the Delaware Basin requires in excess of 850,000 barrels of water per well, compared to approximately 500,000 barrels of water per well in the Midland Basin.

BUSINESS

Overview

We are a growth-oriented Delaware limited partnership formed by Diamondback in July 2018 to own, operate, develop and acquire midstream infrastructure assets in the Midland and Delaware Basins of the Permian, one of the most prolific oil producing areas in the world. Immediately following this offering, we expect to be the only publicly-traded, pure-play Permian midstream operator. We provide crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) to Diamondback under long-term, fixed-fee contracts. The assets Diamondback has contributed to us include 528 miles of pipeline across the Midland and Delaware Basins with approximately 216,000 Bbl/d of crude oil gathering capacity, 589,000 Bbl/d of SWD, capacity, 740,700 Bbl/d of fresh water gathering capacity, 36,000 Mcf/d of natural gas compression capability and 150,000 Mcf/d of natural gas gathering capacity. In addition to the midstream infrastructure assets that Diamondback contributed to us, we also have an option, subject to certain conditions, to acquire equity in a long-haul crude oil pipeline, which will run from the Permian to the Texas Gulf Coast. We are critical to Diamondback’s growth plans because we provide a long-term midstream solution to its increasing crude oil, natural gas and water-related services needs through our robust infield gathering systems and SWD capabilities.

Our general partner’s management team consists of members of the management teams of Diamondback and the general partner of Viper. We will elect to be treated as a corporation for tax purposes because we expect that such treatment will expand the potential investor base for our units and will provide our unitholders with more liquidity and improve, if necessary, our access to capital. Unlike some traditional midstream entity structures, we do not have incentive distribution rights or subordinated units, so the economic interests of our common unitholders and our sponsor are aligned. We believe that our relationship with Diamondback and our common strategic and operational interests differentiate us in the public midstream sector and provide the optimal platform to pursue a balanced plan for future growth that benefits all unitholders equally. Immediately following this offering, we will have no outstanding indebtedness, and we do not plan on accessing the capital markets to fund our organic growth opportunities.

We are Diamondback’s primary provider of midstream gathering and water-related services and are integral to Diamondback’s strategy of being a premier, low-cost, high-growth operator that can grow production at industry leading rates within cash flow. We have an Acreage Dedication spanning approximately 209,000 gross acres on Diamondback’s core leasehold in the Permian (approximately 80,000 gross acres in the Midland Basin and approximately 129,000 gross acres in the Delaware Basin). We entered into commercial agreements with Diamondback in June 2018, effective as of January 1, 2018, that have initial terms ending in 2034. The fees charged under these agreements are based on market prevailing rates at the time of their execution with annual escalators (subject to potential adjustment by regulators). These fixed-fee contracts, along with Diamondback’s strong well economics, extensive horizontal drilling inventory and low-cost operating model, minimize our direct exposure to commodity prices while providing us with stable and predictable cash flow over the long-term. We also have an option to acquire up to a 10% equity interest in the EPIC project. We intend to exercise this option in full on the earlier of (a) February 1, 2019 and (b) the completion of this offering. Our exercise of this option is not subject to any material conditions. Our exercise price will be an amount approximately equal to the capital contributions paid as of that time with respect to the equity interest we acquire plus interest. Our total capital commitment with respect to this 10% interest in the EPIC project is currently anticipated to be approximately $        million, which includes the amount of the capital contributions paid as part of the option exercise price. Once the EPIC project is operational, which is anticipated to occur in the second half of 2019, our equity interest in the EPIC project, following exercise of our option, is expected to provide us with a steady, oil-weighted cash flow stream. The pipeline will also provide Diamondback with long-term long-haul transportation capacity for the majority of its Midland Basin crude oil production.

Diamondback commenced operations in December 2007 with the acquisition of 4,174 net acres in the Midland Basin. By May 2016, through a series of subsequent acquisitions, Diamondback had built a pure play

Midland Basin position of approximately 85,000 net acres. In 2016, Diamondback entered the Delaware Basin through two acreage acquisitions totaling 105,000 net acres. Our midstream operations in the Midland and Delaware Basins were established to service Diamondback’s growing production and related need for midstream infrastructure to ensure reliable, low-cost, efficient development and operational flexibility. Our wholly-owned midstream system was built on Diamondback’s Delaware Basin acreage. This opportunity complemented Diamondback’s strategy to build a sizable and scalable Delaware Basin position with contiguous acreage to create economies of scale, control the value chain on its leasehold, maintain its position as a low-cost Permian operator and avoid the transportation of liquids by truck. Our Delaware Basin midstream infrastructure provides the ability to flow fresh water to substantially all of Diamondback’s Delaware Basin leasehold, providing Diamondback flexibility related to drilling, completion and production plans throughout the field. We expect Diamondback will continue to be an active driller in the Delaware Basin and will create significant production growth as a result. Additionally, we believe that the quality of Diamondback’s underlying acreage will help ensure continued development even with lower commodity prices. As of June 30, 2018, only 100 of Diamondback’s approximately 1,700 gross wells in its Delaware Basin drilling inventory had been developed, but our currently existing infrastructure in the Delaware Basin already has enough capacity to provide midstream services for substantially all of Diamondback’s currently anticipated development. As of June 30, 2018, Diamondback was running five rigs in the Delaware Basin and has publicly stated that it plans to run eight rigs while operating within cash flow in the coming years, which we believe will be a significant driver of our future growth.

Our midstream infrastructure systems have been designed and built to offer the scale and services to accommodate Diamondback’s full field development plan and are expected to directly benefit from Diamondback’s proven ability to execute on its operational plan and grow its crude oil and natural gas production. Our assets were recently constructed, require minimal incremental capital expenditures and currently have the ability to transport approximately 216,000 Bbl/d of crude oil, 589,000 Bbl/d of produced water, 740,700 Bbl/d of fresh water and 150,000 Mcf/d of natural gas, as well as provide 36,000 Mcf/d of natural gas compression. We believe that our status as Diamondback’s primary provider of midstream services will generate strong free cash flow that we can use to fund our minimal capital programs and return capital to unitholders through distributions, positioning us as a leading, high-growth, self-funding midstream services provider. We also believe that the combination of our midstream assets and the firm crude oil takeaway capacity on the EPIC project will provide Diamondback critical access to a vital long-haul takeaway solution for its planned full field development on its existing acreage in the Permian. Once the EPIC project is operational, which is anticipated to occur in the second half of 2019, our equity interest in the EPIC project, following exercise of our option, is expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation. Our strategy of proactively creating an outlet for Diamondback’s growing production will drive increased volumes through our midstream systems and increase our free cash flow generation capabilities.

Our Assets

We own and operate 528 miles of crude oil gathering pipelines, natural gas gathering pipelines and a fully integrated water system on acreage that overlays Diamondback’s six core Midland and Delaware Basin development areas, which are characterized as areas with high concentrations of wells and undeveloped drilling locations with at least one bench with an EUR in excess of one million barrels of oil equivalent for a 7,500-foot lateral per type curves approved by Diamondback’s independent reserve engineer. Our water system sources and distributes fresh water for use in drilling and completion operations and collects flowback and produced water, which we refer to collectively as saltwater, for recycling and disposal. We also have an option to acquire up to a 10% equity interest in the EPIC Project, a long-haul crude oil pipeline under development that we expect, following exercise of our option and commencement of operations, will provide us with a steady, oil-weighted cash flow stream. The pipeline will also provide Diamondback with long-term long-haul transportation capacity for the majority of its Midland Basin crude oil production. This pipeline will provide Diamondback a total takeaway capacity of up to 100,000 Bbl/d.

The transportation of water and hydrocarbon volumes away from the producing wellhead is paramount to ensuring the efficient operations of a crude oil or natural gas well. To facilitate this transportation, our midstream infrastructure was built to include a network of gathering pipelines that collect and transport crude oil, natural gas, fresh water and produced water from Diamondback’s operations in the Midland and Delaware Basins. These assets are predominately located in Pecos, Reeves, Ward, Midland, Howard, Andrews, Martin and Glasscock Counties and have 216,000 Bbl/d of crude oil gathering capacity (14% utilized), 150,000 Mcf/d of natural gas gathering capacity (20% utilized), 36,000 Mcf/d of natural gas compression capability (84% utilized), 589,000 Bbl/d of saltwater gathering capacity (34% utilized) and 740,700 Bbl/d of fresh water gathering capacity (32% utilized) as of June 30, 2018.

Crude oil and natural gas gathering and transportation assets

Our crude oil and natural gas gathering system covers approximately 201 miles. We have 74 miles of crude oil pipelines, 216,000 Bbl/d of crude oil throughput capacity, 79,000 Bbl of crude oil storage, 127 miles of natural gas pipelines, 150,000 Mcf/d of natural gas gathering capacity and 36,000 Mcf/d of natural gas compression capability. Our crude oil and natural gas gathering and transportation system is purpose built with firm capacity on intermediary pipelines providing connections to long-haul pipelines that terminate on the Texas Gulf Coast. Our crude oil and natural gas gathered volumes averaged 28.2 MBoe/d for the quarter ended December 31, 2017. For the six months ended June 30, 2018, our crude oil and natural gas gathered volumes averaged approximately 35 MBoe/d. Our Acreage Dedication along with our commercial agreements and operating footprint will allow us to capture the majority of the incremental production volumes associated with Diamondback’s horizontal drilling program.

Saltwater gathering and disposal assets

Crude oil and natural gas cannot be produced without significant produced water transport and disposal capacity given the high water volumes produced alongside the hydrocarbons. Produced water volumes are of particular importance in the Delaware Basin where the average well produces four to six barrels of water for every one barrel of crude oil while the average Midland Basin well produces one to two barrels of water for every one barrel of crude oil. At the well site, crude oil and produced water are separated to extract the crude oil for sale and the produced water for proper disposal and recycling. We own strategically located produced water gathering pipeline systems spanning a total of 250 miles that connect 992 crude oil and natural gas producing wells to our SWD well sites. We have a total of 25 SWD wells with an aggregate capacity of 589,000 Bbl/d located across the Midland and Delaware Basins. Diamondback has instituted a program in its operations in the Delaware Basin and Spanish Trail acreage in the Midland Basin to use treated water for 15% to 30% of the water used during completion operations, which may be between 16,000 and 24,000 Bbl/d per completion crew operating in each field, as Diamondback traditionally uses 80,000 Bbl/d per completion crew. We expect to realize increased margins for SWD as a result of this recycling program.

Fresh water sourcing and distribution assets

Our fresh water sourcing and distribution system, with storage capacity of 39.4 MMBbl, is critical to Diamondback’s completion operations, and distributes water from fresh water wells sourced from the Capitan Reef formation, Edwards-Trinity, Pecos Alluvium and Rustler aquifers in the Permian. Our fresh water system consists of a combination of permanent buried pipelines, portable surface pipelines and fresh water storage facilities, as well as pumping stations to transport the fresh water throughout the pipeline network. To the extent necessary, we will move surface pipelines to service completion operations in concert with Diamondback’s drilling program. Having access to fresh water sources is an important element of the hydraulic fracturing process in the Delaware Basin because modern completion methods require significantly more fresh water relative to the Midland Basin. To hydraulically fracture a 10,000 foot well, Diamondback currently estimates that approximately 500,000 barrels of water are required in the Midland Basin and approximately 850,000 barrels of water are required in the Delaware Basin. Because hydraulic fracturing relies on substantial volumes of fresh water, we believe our fresh water distribution services will be in high demand as Diamondback proceeds with its full field development plan over the next several years.

The following table provides information regarding our gathering, compression and transportation system as of June 30, 2018.

Pipeline Infrastructure Assets

(miles)	Delaware Basin	Midland Basin	Permian Total
Crude oil	58	16	74
Natural gas	127	—	127
SWD	125	125	250
Fresh water	26	51	77

Total	336	192	528

(capacity/capability)	Delaware Basin	Midland Basin	Permian Total	Utilization
Crude oil (Bbl/d)	176,000	40,000	216,000	14%
Natural gas compression (Mcf/d)	36,000	—	36,000	84%
Natural gas pipeline (Mcf/d)	150,000	—	150,000	20%
SWD (Bbl/d)	256,000	333,000	589,000	34%
Fresh water (Bbl/d)	369,500	371,200	740,700	32%

Investment in a long-haul crude oil pipeline

We also have an option to acquire up to a 10% equity interest in the EPIC project, a long-haul crude oil pipeline that, upon completion, will be capable of transporting 550,000 Bbl/d from Midland, Texas, to Corpus Christi, Texas. We intend to exercise this option in full on the earlier of (a) February 1, 2019 and (b) the completion of this offering. Our exercise of this option is not subject to any material conditions. Once the EPIC project is operational, which is anticipated to occur in the second half of 2019, our equity interest in the EPIC project, following exercise of our option, is expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation. This pipeline will provide Diamondback a total takeaway capacity of up to 100,000 Bbl/d.

This long-haul crude oil pipeline will terminate in the refinery-dense, export-focused Texas Gulf Coast market, allowing Diamondback access to premium Texas Gulf Coast pricing as opposed to discounted local pricing at Midland, Texas, which recently fell to a low of negative $17.90 per barrel differential relative to WTI in August 2018. In addition, Diamondback has secured end-use sales through contracts with downstream customers and the ability to export through reserved dock space.

Our Competitive Strengths

We have a number of competitive strengths that we believe will help us to successfully execute our business strategies, including:

•

Fundamental, strategic relationship with Diamondback. We are integral to Diamondback’s strategy of remaining a premier, low-cost Permian operator that can grow production at peer leading rates within cash flow. The fundamental role we play in Diamondback’s operational success allows us to capitalize on our sponsor’s expected Permian production growth and strong track record of accretive acquisitions. We plan to build our midstream infrastructure in concert with and in advance of Diamondback’s expected production growth ramp in order to allow Diamondback the operational flexibility to execute on its growth plan. We are the primary provider of midstream services to Diamondback with an Acreage Dedication of 209,000 gross acres across the core of the Midland and Delaware Basins. We believe that Diamondback will continue its strong growth trajectory as a result of its management expertise, premier asset base with a deep inventory of economic potential horizontal drilling locations, well capitalized balance sheet and operational execution track record. As such, we expect Diamondback’s production growth will drive our free cash flow growth profile. Our capital expenditure programs will be tied directly to Diamondback’s activity. Our visibility into Diamondback’s drilling and production plans will allow us to utilize a synchronized midstream development plan that optimizes capital spending and free cash flow generation. We also believe our currently underutilized, high-capacity midstream systems, which originate at the wellhead and will access the Texas Gulf Coast export and refinery market through the EPIC project, in which we have an option to acquire up to a 10% equity interest, will facilitate the execution of Diamondback’s high-growth development program.

•

Experienced management team with an extensive track record of value creation. The management team of our general partner consists of executives from Diamondback and the general partner of Viper, and we believe their significant experience, successful track record of shareholder-friendly value creation and discipline in deploying capital at Diamondback and Viper distinguish us from our peers. Over the past four years, Diamondback and Viper have generated returns on capital employed that demonstrate an efficient use of capital. Since their initial public offerings in 2012 and 2014, Diamondback and Viper have outpaced guidance and peer performance on a per share basis, growing production by 346% and 759% and reserves by 256% and 194%, respectively. Additionally, our general partner’s management team has a demonstrated history of returning capital to investors. Viper has grown its distribution rate per common unit by approximately 140% since its initial public offering and, in February 2018, Diamondback became the first E&P company traded on the New York Stock Exchange or Nasdaq to announce the initiation of a quarterly dividend since 2007. We believe that the growth-oriented approach, expertise and success in the Permian of our general partner’s management team will help us deliver attractive unitholder returns.

•

Asset base located in the core of the Permian with highly visible underlying production growth. At the closing of this offering, we expect to be the only publicly traded pure-play Permian midstream operator. We have 528 miles of pipelines across the Midland and Delaware Basins with 216,000 Bbl/d of crude oil gathering capacity, 36,000 Mcf/d of natural gas compression capability, 150,000 Mcf/d of natural gas gathering capacity, 589,000 Bbl/d of saltwater disposal gathering capacity and 740,700 Bbl/d of fresh water gathering capacity located in what we believe is the core of the Midland and Delaware Basins of the Permian and overlaying Diamondback’s six core development areas. These areas are characterized by high return single well economics that are among the best in the Lower 48 and a deep inventory of economic horizontal drilling locations. From its first full year as a public company through year end 2017, Diamondback has grown its production and reserves by CAGRs of 81% and 52%, respectively. Our strategically located assets provide critical midstream infrastructure for Diamondback’s multi-year organic development plan, and we expect to benefit directly from Diamondback’s proven ability to execute on its operational plan and grow production. Diamondback has one of the largest Permian acreage positions among independent E&P operators, as of June 30, 2018, with 204,000 net acres (100,000 net acres in the Midland Basin and 104,000 net acres in the Delaware Basin) and exposure to approximately 3,800 gross identified potential horizontal drilling locations that are economic at an oil price of $60 per barrel. In addition, mineral assets owned by Diamondback and by Viper, which is controlled by Diamondback, overlay part of our acreage, providing additional uplift to Diamondback’s single well economics. Diamondback has publicly stated that it plans to grow 2018 year-over-year production by more than 40% within cash flow and that it believes that its asset base can support growth within cash flow for multiple years at current commodity prices. Since the beginning of 2015, Diamondback’s cumulative cash flow has more than offset drilling, completion, equipment, infrastructure and dividend spending and it has demonstrated the ability to produce strong growth while efficiently deploying capital. We expect to benefit disproportionately as Diamondback accelerates its development of the Delaware Basin. The core location of our assets and the close proximity to other leading E&P operators provide additional opportunities to execute third party contracts for midstream services.

•

Structural and strategic alignment with unitholders. We are focused on creating differentiated unitholder value and providing strong return on and return of capital to unitholders, which are core founding principles and have been demonstrated by both Diamondback and Viper since their respective initial public offerings. Diamondback and Viper have each shown a commitment to a return of capital through their distributions at Viper and, beginning in 2018, quarterly dividends at Diamondback. Through its ownership of Class B Units in us and its ownership of Rattler LLC Units, Diamondback will be our largest unitholder and at the closing of this offering, will have an approximately     % ownership interest in us and Rattler LLC (    % if the underwriters exercise in full their option to purchase additional common units), and will own 100% of our general partner. As a result, Diamondback will directly benefit if we grow free cash flow and distributions. Unlike some traditional midstream incentive structures, we do not have incentive distribution rights or subordinated units, which we believe will better align the interests of our unitholders with those of our sponsor. Additionally, we are structured as a partnership that will elect to be treated as a corporation for tax purposes, which we expect will increase stability and create a more liquid trading market for our common units, given our access to a potentially broader unitholder base. We believe that our relationship with Diamondback and resulting alignment of strategic and operational interests is a differentiator in the public midstream sector and provides the optimal platform to pursue a balanced plan for future growth that benefits all unitholders equally.

•

High-margin business that generates significant, predictable free cash flow. Our revenue is generated as a result of our commercial agreements, which are fee-based and include dedications of acreage in the Delaware Basin (approximately 129,000 gross acres) and the Midland Basin (approximately 80,000 gross acres). The fees charged under our commercial agreements are based upon the prevailing market rates at the time of execution with annual escalators (subject to potential adjustment by regulators). We believe our commercial agreements with Diamondback, which have initial terms ending in 2034, provide exposure to Diamondback’s leading growth profile with no direct commodity price exposure, thus enhancing the predictability of free cash flow and our performance. The current throughput of our assets relative to Diamondback’s total capacity positions us well to increase transported volumes as Diamondback increases production pursuant to its development program. As of June 30, 2018, only 100 of Diamondback’s approximately 1,700 gross wells in its Delaware Basin drilling inventory had been developed, providing decades of drilling inventory at current commodity prices that will drive volume growth on our systems. We believe that the operational leverage from increased utilization, along with minimal incremental capital expenditures to meet Diamondback’s anticipated volumes, will result in significant long-term free cash flow generation that supports a self-funding model which includes the return of capital to unitholders through a distribution.

•

Financial flexibility and conservative capital structure. We have a conservative capital structure that we believe will provide us with the financial flexibility to execute our business strategies. Upon completion of this offering, we expect to have no outstanding indebtedness and $        million of liquidity, including $        million of available borrowings under Rattler LLC’s undrawn revolving credit facility. We believe that our significant liquidity and strong capital structure will allow us to execute our strategy of self-funding minimal capital expenditures and distributions to our unitholders while limiting our reliance on the capital markets.

Our Business Strategies

Our primary objective is to increase unitholder value by executing the following business strategies:

•

Grow by leveraging our strategic relationship with Diamondback and through accretive acquisitions. Diamondback, with its strong credit profile and well-capitalized balance sheet, including $760 million of liquidity as of June 30, 2018, is well positioned to pursue its growth-oriented upstream development strategy. Our provision of midstream services to Diamondback is an integral component of that strategy and critical to Diamondback’s success. Since its initial public offering in 2012, Diamondback has made seven significant acquisitions for a total of nearly $5 billion and expanded its acreage position in the Permian from approximately 51,000 net acres to approximately 204,000 net acres as of June 30, 2018, an increase of over 300%. In August 2018, Diamondback announced that it had entered into definitive agreements for two additional significant acquisitions for total consideration of approximately $10.4 billion (including assumed debt) which, if completed, will further expand its acreage position to approximately 390,000 net acres. Diamondback intends to utilize cash from distributions that it receives from Rattler LLC in part to fund its drilling and completion activities and drive additional production growth, which we believe will further support our growth strategy. We expect to grow organically with Diamondback as it increases production on the Dedicated Acreage, participate with Diamondback in acquisitions that contain midstream infrastructure and source additional acreage dedications from Diamondback and third-party producers and/or acquire complementary midstream assets on our own when these opportunities align with our strategic plan and are accretive to unitholders.

•

Serve as the primary provider of midstream services for Diamondback. We own and operate midstream infrastructure assets that handle the majority of Diamondback’s midstream gathering and water-related needs in the Midland and Delaware Basins. Our midstream assets were built or acquired to support Diamondback’s multi-year growth with minimal incremental capital expenditures. For the six months ended June 30, 2018, the average utilization of our crude oil and natural gas gathering systems was 39%. Diamondback has dedicated approximately 209,000 gross acres through the Acreage Dedication. Pursuant to this dedication, we will continue to provide fresh water sourcing and handling, saltwater gathering and disposal, crude oil transportation and gathering and natural gas gathering and compression services for Diamondback until 2034, when Diamondback has the option to extend the contract expiration date. We expect that Diamondback’s production, and therefore its need for midstream services, will grow on the Dedicated Acreage from the continual development of its core areas and we intend to utilize this relationship with Diamondback to drive free cash flow growth and the payment of distributions to our unitholders.

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Focus on free cash flow generation to fund our minimal capital plan, support our distribution policy and maximize unitholder returns. Our growth will be underpinned by high-margin, stable cash flow as a result of our long-term, fixed-fee contracts with Diamondback. In addition, we expect to have low future capital expenditure requirements, which will allow us to self-fund our minimal capital program and make distribution payments to our unitholders. A core component of our strategy is to maximize free cash flow while maintaining low leverage.

•

Emphasize providing midstream services under long-term, fixed-fee contracts to avoid direct commodity price exposure, mitigate volatility and enhance stability of our cash flow. Our commercial agreements with Diamondback are structured as 15-year, fixed-fee contracts, which mitigates our direct exposure to commodity prices and enhances stability and predictability of our cash flow. We intend to pursue future opportunities that primarily utilize fixed-fee structures to insulate our cash flow from direct commodity price exposure.

Diamondback Energy, Inc.

Diamondback is an independent crude oil and natural gas company focused on the acquisition, development, exploration and exploitation of unconventional, onshore crude oil and natural gas reserves in the Permian in west Texas. This basin, which is one of the most prolific oil producing areas in the world, is characterized by an extensive production history, a favorable operating environment, long reserve life, multiple producing horizons, enhanced recovery potential and a large number of operators. Diamondback is listed on Nasdaq under the symbol “FANG” and had a market capitalization of approximately $13 billion as of September 30, 2018.

Diamondback began operations in December 2007 with its acquisition of 4,174 net acres in the Permian. Since its formation, Diamondback has made several accretive acquisitions and as of June 30, 2018,

Diamondback’s total position in the Permian was approximately 204,000 net acres. In addition, Diamondback, along with its subsidiary Viper, owns mineral interests underlying approximately 13,705 net royalty acres primarily in the Midland and Delaware Basins of which approximately 39% are operated by Diamondback. Diamondback owns Viper Energy Partners GP LLC, the general partner of Viper, and approximately 59% of the limited partner interests in Viper. Our structure as a partnership that will elect to be treated as a corporation for tax purposes will be similar to that of Viper. From their first full years as public companies in 2012 and 2014, respectively, through year end 2017, Diamondback’s and Viper’s production increased by a CAGR of 81% and 52%, respectively, and proved reserves increased by a CAGR of 52% and 20%, respectively. Despite low commodity prices over the last two years (average crude oil price of approximately $43 per barrel in 2016 and approximately $51 per barrel in 2017), Diamondback grew its year-over-year production by 30% in 2016 and 84% in 2017 within annual operating cash flow due to its peer leading operating metrics as evidenced by its cash operating costs of $8.52 per Boe over the same two-year period.

Diamondback Acquisition Track Record (2012 – June 30, 2018)

The graph below shows Diamondback’s net Midland and Delaware Basin production and drilling activity from the quarter ended March 31, 2015 through the quarter ended June 30, 2018, and demonstrates the impact that its horizontal drilling program has had on its Midland and Delaware Basin production. A number of factors impact Diamondback’s production and drilling activity, including the number of drilling rigs that Diamondback operates on its acreage. See “Risk Factors—Risks Related to Our Business.”

Diamondback and Viper Net Production and Cumulative Wells Drilled

(1)	Viper not included in cumulative wells drilled.
(2)	Viper and Diamondback production includes non-operated production.

Diamondback has identified approximately 3,800 gross economic potential horizontal drilling locations at $60 per barrel of oil, and the table below shows that the significant majority of those locations remain economic at materially lower oil prices. Moreover, we believe that Diamondback’s location estimate is conservative relative to peer Permian operator spacing assumptions and there is still significant resource upside from additional zone delineation, downspacing and optimization of EUR through advanced drilling and completion techniques. Approximately 85% of Diamondback’s gross identified economic potential horizontal drilling locations have lateral lengths in excess of 7,500 feet and drilling locations are split approximately 2,100 and 1,700 between the Midland and Delaware Basins, respectively.

Diamondback’s Horizontal Drilling Locations at Various Crude Oil Prices

	Assumed crude oil price ($ / Bbl)(1)
Gross well count	$40.00	$50.00	$55.00	$60.00	$70.00

Midland	1,553	1,720	1,948	2,096	2,177
Delaware	935	1,239	1,499	1,710	1,884

Total	2,488	2,959	3,447	3,806	4,061

Implied rig years(2)	14	16	19	21	23

(1)	Locations assumed to be economic at $3 per Mcf of natural gas and a 10% internal rate of return.
(2)	Assuming Diamondback completes 180 gross wells per year while running approximately 11 rigs as expected in 2018.

As of December 31, 2017, Diamondback’s estimated proved crude oil and natural gas reserves were 335,352 MBoe (approximately 62% proved developed producing), based on a reserve report prepared by Diamondback’s independent reserve engineer. As of December 31, 2017, Diamondback’s estimated proved reserves were approximately 70% oil, 14% natural gas and 16% natural gas liquids, all in the Permian.

Diamondback produced, on average on a consolidated basis, 107.6 MBoe/d, in the Permian during the six months ended June 30, 2018, with 73% of such volumes being crude oil. Our midstream operations in the

Delaware Basin were established to service Diamondback’s growing production associated with its horizontal drilling program. Since our predecessor’s operations began in 2016, Diamondback’s overall horizontal production in the Delaware Basin has grown organically from acquisitions from an average of 0.307 net MBoe/d for the year ended December 31, 2016 to 20.6 net MBoe/d for the six months ended June 30, 2018, an increase of 6,154%.

The table below shows Diamondback’s Permian drilling activities for the periods presented.

	Year Ended December 31,			Six Months Ended June 30,
	2015	2016	2017	2018
Midland Basin
Number of wells completed	65	63	104	63
Approximate average lateral feet per horizontal well	6,938	8,386	9,328	9,223
Production (MBoe/d)	27.7	33.6	53.1	68.7

Delaware Basin
Number of wells completed	—	—	19	22
Approximate average lateral feet per horizontal well	—	—	7,306	9,042
Operated production (MBoe/d)	—	0.3	11.7	20.6

Total Permian (Midland and Delaware Basins)
Number of wells completed	65	63	123	85
Approximate average lateral feet per horizontal well	6,938	8,386	8,977	9,177
Operated production (MBoe/d)	27.7	33.9	64.8	89,269
Viper production (MBoe/d)	5.4	6.4	11.0	15.2
Nonoperated / other production (MBoe/d)	—	2.7	3.4	3.1
Consolidated production (MBoe/d)	33.1	43.0	79.2	107.6

Management believes that Diamondback is an operational and cost leader in the Permian with a track record of achieving robust production growth within cash flow and, beginning in 2018, was at the forefront of returning cash to shareholders through dividends. Diamondback is targeting over 45% annual organic production growth in 2018 within cash flow and believes its asset base can support growth within cash flow for multiple years at current commodity prices. Diamondback has publicly stated that for the most efficient execution of its development plan across its entire existing acreage position, it anticipates increasing the number of rigs from 11 as of June 30, 2018 to between 16 and 18 in the future as operating cash flow allows.

In connection with the completion of this offering, we will (i), in exchange for a $1.0 million cash contribution from Diamondback, issue                Class B Units to Diamondback, representing an aggregate    % voting limited partner interest in us (or an aggregate    % voting limited partner interest in us if the underwriters exercise in full their option to purchase additional common units), (ii) issue a general partner interest in us to our general partner, in exchange for a $1.0 million cash contribution from our general partner, and (iii) use a portion of the net proceeds from this offering to make a distribution of approximately $        million to Diamondback. Diamondback, as the holder of the Class B Units, and the general partner, as the holder of the general partner interest, are entitled to receive cash preferred distributions equal to 8% per annum on the outstanding amount of their respective $1.0 million capital contributions, payable quarterly. Please read “—The Offering,” “Use of Proceeds,” “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates,” and “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.”

Our Acreage Dedication

As of December 31, 2017, Diamondback held approximately 206,660 net acres in the Permian.

Diamondback has exclusively dedicated to us the right to provide certain crude oil and natural gas gathering services associated with its production on approximately 129,000 gross acres in the Delaware Basin and 80,000 gross acres in the Midland Basin for initial terms ending in 2034. As part of this dedication, Diamondback has committed to deliver exclusively to us all saltwater produced from the Dedicated Acreage, as well as exclusively purchase from us all fresh water required to conduct any oil and gas activities within the Dedicated Acreage. The Acreage Dedication gives us access to highly contiguous, hydrocarbon-rich acreage blocks to provide the efficient and cost-effective midstream solutions that Diamondback needs to successfully carry out its development plans. Substantially all of the Dedicated Acreage is held by Diamondback’s production. Our commercial agreements with Diamondback provide that, in addition to the Dedicated Acreage, any future acreage that is acquired by Diamondback in these areas, and that is not subject to a pre-existing third-party commitment, will be included in the Acreage Dedication to us for midstream services. The Dedicated Acreage could be reduced, however, under certain circumstances. See “—Releases from Dedication.” To the extent that Diamondback is operator on the Dedicated Acreage, production owned or controlled by Diamondback will be dedicated to us for all crude oil and natural gas-related midstream services.

If any third party dedication for midstream services of the type we provide Diamondback under the commercial agreements on our Acreage Dedication lapses, Diamondback will be required to dedicate that acreage to us for such services. In addition, any future acreage that is acquired by Diamondback in the above listed areas, and that is not subject to a pre-existing third party commitment, will be included in our Acreage Dedication.

Releases from Dedication

If we fail to timely obtain necessary rights of way or to timely complete the construction of the facilities necessary to provide the requested midstream services that we are required by the commercial agreements to provide to Diamondback, the affected acreage will be temporarily or permanently released from the Acreage Dedication and Diamondback will be free to engage a third party to provide the midstream services that we failed to provide in a timely fashion. Additionally, under certain of our commercial agreements with Diamondback, if a governmental authority’s regulation results in subjecting us to certain additional legal requirements or regulations, we may be able terminate the commercial agreement. Any permanent releases of Diamondback’s acreage from the Acreage Dedication could materially adversely affect our business, financial condition, results of operations, cash flow and ability to make cash distributions. Additionally, our commercial agreements with third parties may provide for additional situations in which acreage dedicated to us could be released.

Our commercial agreements provide that in certain situations the Acreage Dedication can be temporarily or permanently released from our Dedicated Acreage. For more information see “—Our Commercial Agreements with Diamondback.”

Our Commercial Agreements with Diamondback

Our assets are physically connected to, and integral to the operation of, Diamondback’s crude oil and natural gas production and fresh and produced water requirements in the Permian. We have entered into multiple long-term, fee-based commercial agreements, with annual rate redeterminations, to provide Diamondback with crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal). Our commercial agreements with Diamondback are the source of substantially all of the revenues we generate from our midstream operations.

Each of our commercial agreements with Diamondback covering its Delaware Basin and Midland Basin acreage is dated effective January 1, 2018 and has an initial term that expires December 31, 2034. Upon the expiration of the initial term, each agreement will automatically renew on a year-to-year basis unless terminated by either us or Diamondback no later than 60 days prior to the end of the initial term or any subsequent one-year term thereafter. Our commercial agreements are subject to existing dedications and provide generally that our dedications will run with the land and be binding on any transferee.

Development Plans

Under each of our commercial agreements, Diamondback is obligated to provide us with a detailed development plan with respect to the expected production activities on the Dedicated Acreage. The development plans are intended to help us coordinate with Diamondback to maximize efficient development and utilization of our facilities that will service the acreage covered by these agreements. To that end, updated development reports are to be delivered yearly. In addition, each report must also include Diamondback’s general long-term drilling and production expectations on the Dedicated Acreage for such contract year following the date of the report. Based on the development reports delivered to us, we must provide Diamondback with a midstream system plan, which will describe how we plan to develop the system to meet the anticipated production of Diamondback.

How We Generate Revenue

As described below, we receive fees under our commercial agreements based on the type and scope of the midstream services we provide and based on the midstream system we use to provide our services.

•	Crude Oil Gathering Agreement. Under the crude oil gathering agreement, we receive a volumetric fee per Bbl for gathering and delivering crude oil produced by Diamondback within the Dedicated Acreage.

•

Gas Gathering and Compression Agreement. Under the gas gathering and compression agreement, we receive a volumetric fee per MMBtu for gathering and processing all natural gas produced by Diamondback within the Dedicated Acreage.

•

Produced and Flowback Water Gathering and Disposal Agreement. Under the produced and flowback water gathering and disposal agreement, we receive a fee for gathering or disposing of water produced from operating crude oil and natural gas wells within the Dedicated Acreage. The fee is comprised of a volumetric fee per Bbl for the produced water services we provide.

•

Freshwater Purchase and Services Agreement. Under the freshwater purchase and services agreement, we receive a fee for sourcing, transporting and delivering all raw fresh water and recycled fresh water required by Diamondback to carry out its oil and natural gas activities within the Dedicated Acreage. The fee is comprised of a volumetric fee per Bbl for the type of fresh water services we provide.

Under each of our commercial agreements (other than the crude oil gathering agreement, the rates for which will be subject to FERC regulation), the fees we charge Diamondback are automatically adjusted each calendar year by the amount of percentage change, if any, of the immediately preceding calendar year in the consumer price index. No adjustment will be made if the percentage charge would result in a fee below the initial fee set forth in the applicable commercial agreement and any adjustment to the volumetric fees shall not exceed three percent of the then-current fee. The total adjustment of the fees shall never result in a volumetric fee of more than thirty percent of the initial fees set forth in the applicable commercial agreement.

Developments, Construction and Maintenance Plans

Under our commercial agreements, we are required to own, build, maintain and operate the midstream systems necessary to provide our midstream services, including the design and construction of all midstream systems to timely support the upstream development of the Dedicated Acreage we service. These systems are required to be operated efficiently and brought on line in time to meet Diamondback’s anticipated well completion schedule.

Under each of our commercial agreements, Diamondback is obligated to provide us annually with a detailed development plan with respect to its expected production activities as well as the midstream assets it will require to support its efficient execution of its drilling and development plans on the Dedicated Acreage. Similarly, we are required to provide Diamondback with our most recent midstream system plans, which will describe how we plan to develop the system to meet the anticipated production of Diamondback, and periodic updates on any maintenance or construction work. This interaction is intended to help us coordinate with Diamondback to maximize efficient development and utilization of our facilities that will service the acreage covered by these commercial agreements. In addition, these communication channels will allow us to minimize service delays or disruptions, and prepare tailored solutions based on Diamondback’s operational needs.

Interruption and Temporary Release

In addition to the permanent release of Dedicated Acreage described under “—Our Acreage Dedication—Releases from Dedication,” our commercial agreements provide for a temporary release of Dedicated Acreage in certain situations, which include our failure or inability to accept all dedicated volumes tendered to us and provided contracted services. Such volumes in excess of what we are willing and able to accept will be temporarily released. In the event of a temporary release, Diamondback can temporarily release from the applicable dedication the affected volumes for a period lasting no longer than 30 days. Any temporary releases of acreage from our dedication could materially adversely affect our business, financial condition, results of operations, cash flow and ability to make cash distributions.

Acreage Dedication

Each of our commercial agreements contains substantial acreage dedications for the services covered by the agreements. See “—Our Acreage Dedication.”

Title to Our Properties

Our Midstream Assets

Many of our real estate interests in land were acquired pursuant to easements, rights-of-way, permits, surface use agreements, joint use agreements, licenses and other grants or agreements from landowners, lessors, easement holders, governmental authorities or other parties controlling the surface or subsurface estates of such land, or, collectively, Real Estate Agreements, that were issued to or entered into by Diamondback, one of its affiliates or one of their predecessors-in-interest and transferred to us. The Real Estate Agreements and related interests that we have taken by assignment were acquired without any material challenge known to us relating to the title to the land upon which the assets are located, and we believe that we have satisfactory rights and interests to conduct our operations on such lands. We have no knowledge of any challenge to the underlying title of any material real estate interests held by us or to our title to any material real property agreements, and we believe that we have satisfactory title to all of our material real estate interests.

We hold various rights and interests to receive, deliver and handle water in connection with Diamondback’s production operations, or, collectively, Water Interests, that also were obtained by Diamondback or its predecessor in interest and transferred to us. Pursuant to these Water Interests, Diamondback retains title to the water. In the future, we will also acquire additional Water Interests in our own name or by transfer from Diamondback as necessary to conduct such operations. We are not aware of any challenges to any Water Interests or to the use of any water or water rights related to Water Interests.

Fasken Center

We own the Fasken Center which has over 421,000 net rentable square feet within its two office towers and associated assets in Midland, Texas. We, Diamondback and Viper are headquartered at the Fasken Center. Diamondback and unrelated third parties lease office space within the Fasken Center from us under long-term lease agreements and, as of June 30, 2018, estimated occupancy was over 99% with a total of 33 tenants.

Competition

As we seek to expand our crude oil, natural gas and water-related midstream services, we will face a high level of competition, including major integrated crude oil and natural gas companies, interstate and intrastate pipelines and companies that gather, compress, treat, process, transport, store or market natural gas. As we seek to expand to provide midstream services to third party producers, we will also face a high level of competition. Competition is often the greatest in geographic areas experiencing robust drilling by producers and during periods of high commodity prices for crude oil, natural gas or NGLs.

Within the Dedicated Acreage, we do not compete with other midstream companies to provide Diamondback with midstream services as a result of our relationship with Diamondback and long-term dedications to our midstream assets. However, Diamondback may continue to use third party service providers for certain midstream services within the Dedicated Acreage until the expiration or termination of certain pre-existing dedications.

Regulation of Operations

The midstream services we provide are subject to regulations that may affect certain aspects of our business and the market for our services.

Safety and Maintenance Regulation

We are subject to regulation by DOT under HLPSA, and comparable state statutes with respect to design, installation, testing, construction, operation, replacement and management of pipeline facilities. HLPSA covers petroleum and petroleum products, including NGLs and condensate, and requires any entity that owns or operates pipeline facilities to comply with such regulations, to permit access to and copying of records and to file certain reports and provide information as required by the United States Secretary of Transportation. These regulations include potential fines and penalties for violations. We believe that we are in compliance in all material respects with these HLPSA regulations.

We are also subject to the NGPSA, and the Pipeline Safety Improvement Act of 2002. The NGPSA regulates safety requirements in the design, construction, operation and maintenance of natural gas pipeline facilities while the Pipeline Safety Improvement Act establishes mandatory inspections for all United States crude oil and natural gas transportation pipelines and some gathering pipelines in high-consequence areas within ten years. DOT, through the PHMSA, has developed regulations implementing the Pipeline Safety Improvement Act that requires pipeline operators to implement integrity management programs, including more frequent inspections and other safety protections in areas where the consequences of potential pipeline accidents pose the greatest risk to people and their property.

The Pipeline Safety and Job Creation Act, enacted in 2011, and the PIPES Act, enacted in 2016, amended the HLPSA and NGPSA and increased safety regulation. The Pipeline Safety and Job Creation Act doubles the maximum administrative fines for safety violations from $100,000 to $200,000 for a single violation and from $1.0 million to $2.0 million for a related series of violations (now increased for inflation to $209,002 and $2,090,022, respectively), and provides that these maximum penalty caps do not apply to civil enforcement actions, establishes additional safety requirements for newly constructed pipelines, and requires studies of certain safety issues that could result in the adoption of new regulatory requirements for existing pipelines, including the expansion of integrity management, use of automatic and remote-controlled shut-off valves, leak detection systems, sufficiency of existing regulation of gathering pipelines, use of excess flow valves, verification of maximum allowable operating pressure, incident notification, and other pipeline-safety related requirements. The PIPES Act ensures that the PHMSA completes the Pipeline Safety and Job Creation Act requirements; reforms PHMSA to be a more dynamic, data-driven regulator; and closes gaps in federal standards.

PHMSA has undertaken rulemakings to address many areas of this legislation. For example, in 2016, PHMSA announced a proposal to expand integrity management requirements and impose new pressure testing requirements on regulated pipelines. The proposal would also significantly expand the regulation of gathering lines, subjecting previously unregulated pipelines to requirements regarding damage prevention, corrosion control, public education programs, maximum allowable operating pressure limits, and other requirements. PHMSA has not yet finalized such regulations, however, and the scope and timing of such final regulations are uncertain at this time. More recently, in January 2017, PHMSA finalized regulations for hazardous liquid pipelines that significantly extend and expand the reach of certain PHMSA integrity management requirements (i.e., periodic assessments, leak detection and repairs), regardless of the pipeline’s proximity to a high consequence area. The final rule would also impose new reporting requirements for certain unregulated pipelines, including all hazardous liquid gathering lines. However, PHMSA has delayed publication of the January 2017 rule in the federal register and, as a result, the rule has not yet become effective and may be modified. The safety enhancement requirements and other provisions of the Pipeline Safety and Job Creation Act and the PIPES Act, as well as any implementation of PHMSA rules thereunder and/or related rule making proceedings, could require us to install new or modified safety controls, pursue additional capital projects or conduct maintenance programs on an accelerated basis, any or all of which tasks could result in our incurring increased operating costs that could have a material adverse effect on our results of operations or financial position. In addition, any material penalties or fines issued to us under these or other statutes, rules, regulations or orders could have an adverse impact on our business, financial condition, results of operation and cash flow.

States are largely preempted by federal law from regulating pipeline safety but may assume responsibility for enforcing intrastate pipeline regulations at least as stringent as the federal standards, and many states have undertaken responsibility to enforce the federal standards. The Railroad Commission of Texas is the agency vested with intrastate natural gas pipeline regulatory and enforcement authority in Texas. The Commission’s regulations adopt by reference the minimum federal safety standards for the transportation of natural gas. We do not anticipate any significant problems in complying with applicable federal and state laws and regulations in Texas. Our gathering pipelines have ongoing inspection and compliance programs designed to keep the facilities in compliance with pipeline safety and pollution control requirements.

In addition, we are subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes, whose purpose is to protect the health and safety of workers, both generally and within the pipeline industry. Moreover, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens. We and the entities in which we own an interest are also subject to OSHA Process Safety Management regulations, which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals. These regulations apply to any process which involves a chemical at or above specified thresholds, or any process which involves flammable liquid or gas, pressurized tanks, caverns and wells in excess of 10,000 pounds at various locations. Flammable liquids stored in atmospheric tanks below their normal boiling point without the benefit of chilling or refrigeration are exempt from these standards. Also, the Department of Homeland Security and other agencies such as the EPA continue to develop regulations concerning the security of industrial facilities, including crude oil and natural gas facilities. We are subject to a number of requirements and must prepare Federal Response Plans to comply. We must also prepare Risk Management Plans under the regulations promulgated by the EPA to implement the requirements under the CAA to prevent the accidental release of extremely hazardous substances. We have an internal program of inspection designed to monitor and enforce compliance with safeguard and security requirements. We believe that we are in compliance in all material respects with all applicable laws and regulations relating to safety and security.

FERC and State Regulation of Natural Gas and Crude Oil Pipelines

The FERC’s regulation of crude oil and natural gas pipeline transportation services and natural gas sales in interstate commerce affects certain aspects of our business and the market for our products and services.

Natural Gas Gathering Pipeline Regulation

Section 1(b) of the NGA exempts natural gas gathering facilities from the jurisdiction of FERC under the NGA. We believe that our natural gas gathering facilities meet the traditional tests FERC has used to establish a pipeline’s status as a gathering pipeline and therefore our natural gas gathering facilities should not be subject to FERC jurisdiction. However, the distinction between FERC-regulated interstate transportation services and federally unregulated gathering services has been the subject of frequent litigation and varying interpretations, and FERC determines whether facilities are gathering facilities on a case by case basis, so the classification and regulation of our gathering facilities may be subject to change based on future determinations by FERC, the courts, or Congress. If FERC were to determine that all or some of our gathering facilities or the services provided by us are not exempt from FERC regulation, the rates for, and terms and conditions of, services provided by such facilities would be subject to regulation by FERC, which could in turn decrease revenue, increase operating costs, and, depending upon the facility in question, adversely affect our results of operations and cash flow.

The Energy Policy Act of 2005, or EPAct 2005, amended the NGA to add an anti-market manipulation provision. Pursuant to FERC’s rules promulgated under EPAct 2005, it is unlawful for any entity, directly or indirectly, in connection with the purchase or sale of natural gas subject to the jurisdiction of FERC, or the purchase or sale of transportation services subject to FERC jurisdiction: (1) to use or employ any device, scheme or artifice to defraud; (2) to make any untrue statement of material fact or omit a material fact; or (3) to engage in any act or practice that operates as a fraud or deceit upon any person. EPAct 2005 provided FERC with substantial enforcement authority, including the power to assess civil penalties of up to $1.0 million per day per violation, now increased for inflation to more than $1.2 million per day per violation, to order disgorgement of profits and to recommend criminal penalties. Failure to comply with the NGA, EPAct 2005 and the other federal laws and regulations governing our business can result in the imposition of administrative, civil and criminal remedies.

Texas regulation of gathering facilities includes various safety, environmental and ratable take requirements. Our gathering operations are subject to regulation by the Railroad Commission of Texas. Texas’s Natural Resources Code, or TNRC, provides that each person purchasing or taking for transportation crude oil or natural gas from any owner or producer shall purchase or take ratably, without discrimination in favor of any owner or producer over any other owner or producer in the same common source of supply offering to sell his crude oil or natural gas produced therefrom to such person. This statute has the effect of restricting our right as an owner of gathering facilities to decide with whom we contract to transport natural gas.

The Railroad Commission of Texas’s regulations require operators of natural gas gathering lines to file several forms and provide financial assurance, and they also impose certain requirements on gathering system waste. Moreover, the Railroad Commission of Texas retains authority to regulate the installation, reclamation, operations, maintenance, and repair of gathering systems should the Railroad Commission of Texas choose to do so. Should the Railroad Commission of Texas exercise this authority, the consequences for us will depend upon the extent to which the authority is exercised. We cannot predict what effect, if any, the exercise of such authority might have on our operations.

Our natural gas gathering facilities are not subject to rate regulation or open access requirements by the Railroad Commission of Texas. However, the Railroad Commission of Texas requires us to register as pipeline operators, pay assessment and registration fees, undergo inspections and report annually on the miles of pipeline we operate.

Many of the producing states, including Texas, have adopted some form of complaint-based regulation that generally allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination. Further, additional rules and legislation pertaining to these matters are considered or adopted from time to time. We cannot predict what effect, if any, such changes might have on our operations, but we could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

Crude Oil Pipeline Regulation

Pipelines that transport crude oil in interstate commerce are subject to regulation by FERC pursuant to the Interstate Commerce Act, or ICA, the Energy Policy Act of 1992, and related rules and orders. The ICA requires, among other things, that tariff rates for common carrier crude oil pipelines be “just and reasonable” and not unduly discriminatory or preferential, and that such rates and terms and conditions of service be filed with FERC. The ICA permits interested persons to challenge proposed new or changed rates. FERC is authorized to suspend the effectiveness of such rates for up to seven months, though rates are typically suspended only for a nominal period and allowed to become effective, subject to refund and investigation. If, after investigation, FERC finds that the new or changed rate is unlawful, it may require the carrier to pay refunds for the period that the unlawful rate was in effect. FERC also may investigate, upon complaint or on its own motion, rates that are already in effect and may order a carrier to change its rates prospectively at the conclusion of the investigation. Upon an appropriate showing, a shipper may obtain reparations for damages sustained for a period of up to 2 years prior to the filing of a complaint. The rates charged for crude oil pipeline services are generally based on a FERC-approved indexing methodology, which allows a pipeline to charge rates up to a prescribed ceiling that changes annually based on the year-to-year change in the Producer Price Index for Finished Goods (PPI-FG). A rate increase within the indexed rate ceiling is presumed to be just and reasonable unless a protesting party can demonstrate that the rate increase is substantially in excess of the pipeline’s actual operating and maintenance costs, depreciation and a reasonable return on investment. The FERC reviews the index level every five years. The current index level is the PPI-FG, plus 1.23 percent, which is in effect until July 1, 2021. As an alternative to this indexing methodology, pipelines may also choose to support changes in their rates based on a cost-of-service methodology, by obtaining advance approval to charge “market-based rates,” or by charging “settlement rates” agreed to by all affected shippers.

Rattler LLC has filed a tariff with FERC to perform crude oil gathering service in interstate commerce effective September 1, 2018.

Other Crude Oil and Natural Gas Regulation

The State of Texas is engaged in a number of initiatives that may impact our operations directly or indirectly. To the extent that the State of Texas adopts new regulations that impact Diamondback, as our primary current customer, the impact of these regulations on Diamondback production activity may result in decreased demand from Diamondback for the services we provide.

We continue to monitor proposed and new regulations and legislation in all our operating jurisdictions to assess the potential impact on our company. Concurrently, we are engaged in extensive public education and outreach efforts with the goal of engaging and educating the general public and communities about the economic and environmental benefits of safe and responsible crude oil and natural gas development.

Environmental Matters

Our gathering pipelines, crude oil treating facilities and produced water facilities are subject to certain federal, state and local laws and regulations governing the emission or discharge of materials into the environment or otherwise relating to the protection of the environment.

As an owner or operator of these facilities, we comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact our business activities in many ways, such as:

•	requiring the acquisition of permits to conduct regulated activities;

•	restricting the way we can handle or dispose of our materials or wastes;

•

limiting or prohibiting construction, expansion, modification and operational activities based on National Ambient Air Quality Standards, or NAAQS, and in sensitive areas, such as wetlands, coastal regions or areas inhabited by endangered species;

•	requiring remedial action to mitigate pollution conditions caused by our operations or attributable to former operations;

•	enjoining, or compelling changes to, the operations of facilities deemed not to be in compliance with permits issued pursuant to such environmental laws and regulations;

•	requiring noise, lighting, visual impact, odor or dust mitigation, setbacks, landscaping, fencing and other measures; and

•	limiting or restricting water use.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining current and future operations. Certain environmental statutes impose strict liability (i.e., no showing of “fault” is required) that may be joint and several for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for property damage or possibly personal injury allegedly caused by the release of substances or other waste products into the environment.

The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. Thus, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. When possible, we attempt to anticipate future regulatory requirements that might be imposed and plan accordingly to manage the costs of such compliance.

Our producers are subject to various environmental laws and regulations, including the ones described below, and could similarly face suspension of activities or substantial fines and penalties or other costs resulting from noncompliance with such laws and regulations. Any costs incurred to comply with or fines and penalties imposed related to alleged violations of environmental law that have the potential to impact or curtail production from the producers utilizing our midstream assets could subsequently reduce throughput on our systems and in turn adversely affect our business and results of operations. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly pollution control or waste handling, storage, transport, disposal or cleanup requirements could materially adversely affect our operations and financial position, as well as the oil and natural gas industry in general.

Air Emissions

The CAA, as amended, and comparable state laws and regulations, regulate emissions of various air pollutants through the issuance of permits and the imposition of other requirements. The EPA has developed, and continues to develop, stringent regulations governing emissions of air pollutants at specified sources. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to obtain additional permits and incur capital costs in order to remain in compliance. Our operations are subject to the CAA, and comparable state and local requirements. The CAA contains provisions that may result in the imposition of certain pollution control requirements with respect to air emissions from our operations. We may be required to incur certain capital expenditures for air pollution control equipment in connection with maintaining or obtaining preconstruction and operating permits and approvals addressing other air emission-related issues. For example, on August 16, 2012, the EPA published final regulations under the CAA that establish new emission controls for oil and natural gas production and processing operations. Please read

“—Hydraulic Fracturing.” Also, on June 3, 2016, the EPA published a final rule regarding the criteria for aggregating multiple small surface sites into a single source for air-quality permitting purposes applicable to the oil and gas industry. This rule could cause small facilities, on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting processes and requirements. These laws and regulations may increase the costs of compliance for some facilities we own or operate, and federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the CAA and associated state laws and regulations.

Compliance with these or other new legal requirements could, among other things, require installation of new emission controls on some of our equipment, result in longer permitting timelines, and significantly increase our capital expenditures and operating costs, which could adversely impact our business. We believe that we are in substantial compliance with all applicable air emissions regulations and that we hold all necessary and valid construction and operating permits for our operations. Obtaining or renewing permits has the potential to delay the development of oil and natural gas projects.

Climate Change

In recent years, federal, state and local governments have taken steps to reduce emissions of GHGs. The EPA has finalized a series of GHG monitoring, reporting and emission control rules for the oil and natural gas industry, and the U.S. Congress has, from time to time, considered adopting legislation to reduce emissions. Almost one-half of the states have already taken measures to reduce emissions of GHGs primarily through the development of GHG emission inventories and/or regional GHG cap-and-trade programs.

The EPA has adopted regulations under existing provisions of the CAA that, among other things, establish Prevention of Significant Deterioration, or PSD, construction and Title V operating permit reviews for certain large stationary sources that emit GHGs. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet “best available control technology” standards that will be established by the states or, in some cases, by the EPA on a case-by-case basis. We currently do not operate any Title V sources, but our facilities could become subject to Title V permitting requirements in the future. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet “best available control technology” standards that will be established by the states or, in some cases, by the EPA on a case-by-case basis. In addition, on June 3, 2016, the EPA amended its regulations to impose new standards for methane and volatile organic compounds emissions for certain new, modified, and reconstructed equipment, processes, and activities across the oil and natural gas sector. Please read “—Hydraulic Fracturing.” These EPA rulemakings, as well as future laws and their implementing regulations, could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified sources. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified onshore crude oil and natural gas production sources in the U.S. on an annual basis.

At the international level, in December 2015, the United States participated in the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France. The resulting Paris Agreement calls for the parties to undertake “ambitious efforts” to limit the average global temperature, and to conserve and enhance sinks and reservoirs of greenhouse` gases. The Paris Agreement went into effect on November 4, 2016. The Paris Agreement establishes a framework for the parties to cooperate and report actions to reduce GHG emissions. However, on June 1, 2017, President Trump announced that the United States would withdraw from the Paris Agreement and begin negotiations to either re-enter or negotiate an entirely new agreement with more favorable terms for the United States. The Paris Agreement sets forth a specific exit process, whereby a party may not provide notice of its withdrawal until three years from the effective date, with such withdrawal taking effect one year from such notice. It is not clear what steps the Trump Administration plans to take to withdraw from the Paris Agreement, whether a new agreement can be negotiated, or what terms would be included in such an agreement. Furthermore, in response to the announcement, many state and local leaders stated their intent to intensify efforts to uphold the commitments set forth in the international accord.

Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations. Substantial limitations on GHG emissions could also adversely affect demand for the crude oil and natural gas we gather.

In addition, there have also been efforts in recent years to influence the investment community, including investment advisors and certain sovereign wealth, pension and endowment funds promoting divestment of fossil fuel equities and pressuring lenders to limit funding to companies engaged in the extraction of fossil fuel reserves. Such environmental activism and initiatives aimed at limiting climate change and reducing air pollution could interfere with our business activities, operations and ability to access capital. Furthermore, claims have been made against certain energy companies alleging that GHG emissions from oil and natural gas operations constitute a public nuisance under federal and/or state common law. As a result, private individuals or public entities may seek to enforce environmental laws and regulations against us and could allege personal injury, property damages, or other liabilities. While our business is not a party to any such litigation, we could be named in actions making similar allegations. An unfavorable ruling in any such case could significantly impact our operations and could have an adverse impact on our financial condition.

Moreover, there has been public discussion that climate change may be associated with extreme weather conditions such as more intense hurricanes, thunderstorms, tornadoes and snow or ice storms, as well as rising sea levels. Another possible consequence of climate change is increased volatility in seasonal temperatures. Some studies indicate that climate change could cause some areas to experience temperatures substantially hotter or colder than their historical averages. Extreme weather conditions can interfere with our operations or Diamondback’s exploration and production operations, which in turn could affect demand for our services. Damage resulting from extreme weather may not be fully insured However, at this time, we are unable to determine the extent to which climate change may lead to increased storm or weather hazards affecting our operations.

Remediation of Hazardous Substances

Our operations are subject to environmental laws and regulations relating to the management and release of hazardous substances or solid wastes, including petroleum hydrocarbons. These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous waste, and may impose strict, joint and several liabilities for the investigation and remediation of areas at a facility where hazardous substances may have been released or disposed. The Comprehensive Environmental Response, Compensation and Liability Act, as amended, which we refer to as CERCLA or the “Superfund” law, and analogous state laws, generally impose liability, without regard to fault or legality of the original conduct, on classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current owner or operator of a contaminated facility, a former owner or operator of the facility at the time of contamination, and those persons that disposed or arranged for the disposal of the hazardous substance at the facility. Under CERCLA and comparable state statutes, persons deemed “responsible parties” are subject to strict liability that, in some circumstances, may be joint and several for the costs of removing or remediating previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination), for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Despite the “petroleum exclusion” of CERCLA Section 101(14) that currently encompasses crude oil and natural gas, we may nonetheless handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of our ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment. Therefore, governmental agencies or third parties may seek to hold us responsible under CERCLA and comparable state statutes for all or part of the costs to clean up sites at which such “hazardous substances” have been released.

Waste Handling

We also generate solid wastes, including hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. The Resource Conservation and Recovery Act, as amended, and comparable state statutes and regulations promulgated thereunder, affect oil and natural gas development and production activities by imposing requirements regarding the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. With federal approval, the individual states administer some or all of the provisions of the Resource Conservation and Recovery Act, sometimes in conjunction with their own, more stringent requirements. Although most wastes associated with the development and production of crude oil and natural gas are exempt from regulation as hazardous wastes under the Resource Conservation and Recovery Act, such wastes may constitute “solid wastes” that are subject to the less stringent non-hazardous waste requirements. Moreover, the EPA or state or local governments may adopt more stringent requirements for the handling of non-hazardous wastes or categorize some non-hazardous wastes as hazardous for future regulation. Indeed, legislation has been proposed from time to time in Congress to re-categorize certain oil and natural gas exploration, development and production wastes as “hazardous wastes.” Also, in December 2016, the EPA agreed in a consent decree to review its regulation of oil and gas waste. It has until March 2019 to determine whether any revisions are necessary. Any such changes in the laws and regulations could have a material adverse effect on our capital expenditures and operating expenses.

Administrative, civil and criminal penalties can be imposed for failure to comply with waste handling requirements. We currently own or lease properties where petroleum hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under the other locations where these petroleum hydrocarbons and wastes have been taken for treatment or disposal. In addition, certain of these properties have been operated by third parties whose treatment and disposal or release of petroleum hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial operations to prevent future contamination. We believe that we are in substantial compliance with applicable requirements related to waste handling, and that we hold all necessary and up-to-date permits, registrations and other authorizations to the extent that our operations require them under such laws and regulations. Although we do not believe the current costs of managing our wastes, as presently classified, to be significant, any legislative or regulatory reclassification of oil production wastes could increase our costs to manage and dispose of such wastes.

Water Discharges

The Federal Water Pollution Control Act of 1972, also referred to as the Clean Water Act, or CWA, and analogous state laws impose restrictions and strict controls regarding the unauthorized discharge of pollutants, including produced waters and other gas and oil wastes, into navigable waters of the United States, as well as state waters. Pursuant to the CWA and analogous state laws, the discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or the state. The Clean Water Act and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by an appropriately issued permit. On June 29, 2015, the EPA and the U.S. Army Corps of Engineers, or the Corps, jointly promulgated final rules redefining the scope of waters protected under the Clean Water Act. Following its promulgation, numerous states and industry groups challenged the rule. Further, on February 28, 2017, President Trump signed an executive order directing the relevant executive agencies to review the rules and to initiate rulemaking to rescind or revise them, as appropriate under the stated policies of protecting navigable waters from pollution while promoting economic growth, reducing uncertainty, and showing due regard for Congress and the states. On July 27, 2017, the EPA and the Corps published a proposed rule to rescind the 2015 rules and, on July 12, 2018, the agencies published a supplemental notice to clarify, supplement and seek additional comments on their proposed rule. In the interim, on February 6, 2018, the EPA and the Corps published a final rule to maintain the status quo pending the agencies’ review of the 2015 rules. On February 6, 2018, several states and environmental groups filed lawsuits challenging the delay and, on August 16, 2018, a federal court issued a nationwide injunction prohibiting further delay. Accordingly, except where the 2015 rules have been stayed by other court actions (more than half the states, including Texas), the rules are now in effect. To the extent the rule expands the range of properties subject to the Clean Water Act’s jurisdiction, we could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas.

Spill prevention, control and countermeasure plan, or SPCC, requirements under federal law require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In some instances we may also be required to develop a Facility Response Plan that demonstrates our facility’s preparedness to respond to a worst case crude oil discharge. The CWA imposes substantial potential civil and criminal penalties for non-compliance.

The EPA has also adopted regulations requiring certain oil and natural gas exploration and production facilities to obtain individual permits or coverage under general permits for storm water discharges. In addition, on June 28, 2016, the EPA published a final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants, which regulations are discussed in more detail below under the caption “—Hydraulic Fracturing.” Costs may be associated with the treatment of wastewater or developing and implementing storm water pollution prevention plans, as well as for monitoring and sampling the storm water runoff from certain of our facilities. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions.

The Oil Pollution Act is the primary federal law for oil spill liability. The Oil Pollution Act contains numerous requirements relating to the prevention of and response to petroleum releases into waters of the United States, including the requirement that operators of offshore facilities and certain onshore facilities near or crossing waterways must develop and maintain facility response contingency plans and maintain certain significant levels of financial assurance to cover potential environmental cleanup and restoration costs. The Oil Pollution Act subjects owners of facilities to strict liability that, in some circumstances, may be joint and several for all containment and cleanup costs and certain other damages arising from a release, including, but not limited to, the costs of responding to a release of oil to surface waters.

Non-compliance with the Clean Water Act or the Oil Pollution Act may result in substantial administrative, civil and criminal penalties, as well as injunctive obligations. We believe we are in material compliance with the requirements of each of these laws. Additionally, we believe that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on our financial condition or results of operations.

Hydraulic Fracturing

We do not conduct hydraulic fracturing operations, but substantially all of Diamondback’s crude oil and natural gas production on the Dedicated Acreage is developed from unconventional sources that require hydraulic fracturing as part of the completion process. The majority of our fresh water services business is related to the storage and transportation of water for use in hydraulic fracturing. Hydraulic fracturing is an important common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations, including shales. The process, which involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production, is typically regulated by state oil and natural gas commissions. However, legislation has been proposed in recent sessions of Congress to amend the Safe Drinking Water Act to repeal the exemption for hydraulic fracturing from the definition of “underground injection,” to require federal permitting and regulatory control of hydraulic fracturing, and to require disclosure of the chemical constituents of the fluids used in the fracturing process. Furthermore, several federal agencies have asserted regulatory authority over certain aspects of the process. For example, the EPA has taken the position that hydraulic fracturing with fluids containing diesel fuel is subject to regulation under the Underground Injection Control program, specifically as “Class II” Underground Injection Control wells under the Safe Drinking Water Act.

In addition, the EPA previously announced its plans to develop a Notice of Proposed Rulemaking, which would describe a proposed mechanism—regulatory, voluntary, or a combination of both—to collect data on hydraulic fracturing chemical substances and mixtures. Also, on June 28, 2016, the EPA published a final rule prohibiting the discharge of wastewater from onshore unconventional oil and natural gas extraction facilities to publicly owned wastewater treatment plants. The EPA is also conducting a study of private wastewater treatment facilities (also known as centralized waste treatment, or CWT, facilities) accepting oil and natural gas extraction wastewater. The EPA is collecting data and information related to the extent to which CWT facilities accept such wastewater, available treatment technologies (and their associated costs), discharge characteristics, financial characteristics of CWT facilities, and the environmental impacts of discharges from CWT facilities.

On August 16, 2012, the EPA published final regulations under the CAA that establish new air emission controls for oil and natural gas production and natural gas processing operations. Specifically, the EPA’s rule package includes New Source Performance Standards to address emissions of sulfur dioxide and volatile organic compounds and a separate set of emission standards to address hazardous air pollutants frequently associated with oil and natural gas production and processing activities. The final rules seek to achieve a 95% reduction in volatile organic compounds emitted by requiring the use of reduced emission completions or “green completions” on all hydraulically-fractured wells constructed or refractured after January 1, 2015. The rules also establish specific new requirements regarding emissions from compressors, controllers, dehydrators, storage tanks and other production equipment. The EPA received numerous requests for reconsideration of these rules from both industry and the environmental community, and court challenges to the rules were also filed. In response, the EPA has issued, and will likely continue to issue, revised rules responsive to some of the requests for reconsideration. In particular, on June 3, 2016, the EPA amended its regulations to impose new standards for methane and volatile organic compounds emissions for certain new, modified, and reconstructed equipment, processes, and activities across the oil and natural gas sector. However, in a March 28, 2017 executive order, President Trump directed the EPA to review the 2016 regulations and, if appropriate, to initiate a rulemaking to rescind or revise them consistent with the stated policy of promoting clean and safe development of the nation’s energy resources, while at the same time avoiding regulatory burdens that unnecessarily encumber energy production. On June 16, 2017, the EPA published a proposed rule to stay for two years certain requirements of the 2016 regulations, including fugitive emission requirements. Also, on September 11, 2018, the EPA announced a proposed rule to significantly reduce regulatory burdens imposed by the 2016 regulations. The above standards, to the extent implemented, as well as any future laws and their implementing regulations, may require us to obtain pre-approval for the expansion or modification of existing facilities or the construction of new facilities expected to produce air emissions, impose stringent air permit requirements, or mandate the use of specific equipment or technologies to control emissions.

Furthermore, there are certain governmental reviews either underway or being proposed that focus on environmental aspects of hydraulic fracturing practices. On December 13, 2016, the EPA released a study examining the potential for hydraulic fracturing activities to impact drinking water resources, finding that, under some circumstances, the use of water in hydraulic fracturing activities can impact drinking water resources. Also, on February 6, 2015, the EPA released a report with findings and recommendations related to public concern about induced seismic activity from SWD wells. The report recommends strategies for managing and minimizing the potential for significant injection-induced seismic events. Other governmental agencies, including the U.S. Department of Energy, the U.S. Geological Survey, and the U.S. Government Accountability Office, have evaluated or are evaluating various other aspects of hydraulic fracturing. These ongoing or proposed studies could spur initiatives to further regulate hydraulic fracturing, and could ultimately make it more difficult or costly for us to perform fracturing and increase our costs of compliance and doing business.

Several states, including Texas, and local jurisdictions, have adopted, or are considering adopting, regulations that could restrict or prohibit hydraulic fracturing in certain circumstances, impose more stringent operating standards and/or require the disclosure of the composition of hydraulic fracturing fluids. The Texas Legislature adopted legislation, effective September 1, 2011, requiring oil and gas operators to publicly disclose the chemicals used in the hydraulic fracturing process. The Texas Railroad Commission adopted rules and regulations implementing this legislation that apply to all wells for which the Texas Railroad Commission issues an initial drilling permit after February 1, 2012. The law requires that the well operator disclose the list of chemical ingredients subject to the requirements of OSHA for disclosure on an internet website and also file the list of chemicals with the Texas Railroad Commission with the well completion report. The total volume of water used to hydraulically fracture a well must also be disclosed to the public and filed with the Texas Railroad Commission. Also, in May 2013, the Texas Railroad Commission adopted rules governing well casing, cementing and other standards for ensuring that hydraulic fracturing operations do not contaminate nearby water resources. The rules took effect in January 2014. Additionally, on October 28, 2014, the Texas Railroad Commission adopted SWD well rule amendments designed, among other things, to require applicants for new SWD wells that will receive non-hazardous produced water and hydraulic fracturing flowback fluid to conduct seismic activity searches utilizing the U.S. Geological Survey. The searches are intended to determine the potential for earthquakes within a circular area of 100 square miles around a proposed new SWD well. The SWD well rule amendments, which became effective on November 17, 2014, also clarify the Texas Railroad Commission’s authority to modify, suspend or terminate a SWD well permit if scientific data indicates a SWD well is likely to contribute to seismic activity. The Texas Railroad Commission has used this authority to deny permits for SWD wells.

There has been increasing public controversy regarding hydraulic fracturing with regard to the use of fracturing fluids, induced seismic activity, impacts on drinking water supplies, use of water and the potential for impacts to surface water, groundwater and the environment generally. While the EPA under the current administration has generally sought to relax environmental regulation and reduce enforcement efforts, including with respect to energy developed from unconventional sources, a number of lawsuits and enforcement actions have been initiated across the country implicating hydraulic fracturing practices. We cannot predict the results of these or future lawsuits, or how such lawsuits will affect the regulation of hydraulic fracturing operations. Certain environmental groups have also suggested that additional laws at the federal, state and local levels of government may be needed to more closely and uniformly regulate the hydraulic fracturing process. We cannot predict whether any such legislation will be enacted and if so, what its provisions would be. Additional levels of regulation and permits required through the adoption of new laws and regulations at the federal, state or local level could lead to delays, increased operating costs and process prohibitions that could reduce the volumes of crude oil and natural gas that move through our gathering systems and decrease demand for our water services, which in turn could materially adversely impact our revenues.

Endangered Species

The ESA, and analogous state laws restrict activities that may affect listed endangered or threatened species or their habitats. If endangered species are located in areas where we operate, our operations or any work performed related to them could be prohibited or delayed or expensive mitigation may be required. While some of our operations may be located in areas that are designated as habitats for endangered or threatened species, we believe that we are in compliance with the ESA. In addition, as a result of a settlement approved by the U.S. District Court for the District of Columbia on September 9, 2011, the U.S. Fish and Wildlife Service is required to review and consider the listing of numerous species as endangered under the ESA by no later than the completion of the agency’s 2017 fiscal year. The agency missed the deadline. On July 25, 2018, the U.S. Fish and Wildlife Service and the National Oceanic and Atmospheric Administration’s National Marine Fisheries Service jointly published a proposed rule aimed at revising the ESA regulations to reduce the consultation process associated with federal agency activities, change the critical habitat designation process, and reduce safeguards for species classified as threatened. Regardless of the current federal proposed rule and other activity, additional listings under the ESA and similar state laws could result in the imposition of restrictions on our operations and consequently have a material adverse effect on our business.

Employees

We are managed and operated by the board of directors and the executive officers of our general partner. However, neither we, our subsidiaries nor our general partner have any employees. All of the employees required to conduct and support our operations will be employed by Diamondback or its affiliates and be subject to the operational services and secondment agreement that we will enter into with Diamondback.

As of June 30, 2018, Diamondback had 288 full-time employees. None of Diamondback’s employees are represented by labor unions or covered by any collective bargaining agreements. Diamondback also hires independent contractors and consultants involved in land, technical, regulatory and other disciplines to assist its full time employees. Please read “Management” and “Certain Relationships and Related Transactions—Agreements with our Affiliates in Connection with the Transactions—Operational Services and Secondment Agreement.”

Insurance

We carry a variety of insurance coverages for our operations. However, our insurance may not be sufficient to cover any particular loss or may not cover all losses, and losses not covered by insurance would increase our costs. Also, insurance rates are subject to fluctuation, so future insurance coverage could increase our costs. In addition, some forms of insurance may become unavailable in the future or unavailable on terms that are economically acceptable, which could result in less coverage, increases in costs or higher deductibles and retentions.

Water and natural resource-related solid waste disposal involves several hazards and operational risks, including environmental damage from leaks, spills or vehicle accidents. To address the hazards inherent to our produced water gathering and disposal business, our insurance coverage includes commercial general liability, employer’s liability, commercial automobile liability, sudden and accidental pollution and other coverage. Coverage for environmental and pollution-related losses is subject to significant limitations and is commonly excluded on such policies.

Facilities

We own the Fasken Center which has over 421,000 net rentable square feet within its two office towers and associated assets in Midland, Texas. We also own field offices and related facilities in Midland and Reeves Counties, Texas. We believe that these facilities are adequate for our current operations. Please read “Business—Title to Our Properties—Fasken Center.”

Legal Proceedings

Due to the nature of our business, we are, from time to time, involved in routine litigation or subject to disputes or claims related to our business activities. In the opinion of our management, none of the pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition, cash flow or results of operations.

MANAGEMENT

Management of Rattler Midstream Partners LP

We are managed and operated by the board of directors and the executive officers of our general partner.

Diamondback owns all the membership interests in our general partner. As a result of owning our general partner, Diamondback will have the right to appoint all members of the board of directors of our general partner, including the independent directors. Our common unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operation. Our general partner owes certain duties to our common unitholders as well as a fiduciary duty to its owner.

Upon the closing of this offering, we expect that the board of directors of our general partner will have five directors, three of whom will be independent as defined under the independence standards established by Nasdaq and the Exchange Act. Upon completion of this offering we expect that Steven E. West, Laurie H. Argo and Arturo Vivar will serve as the independent members of the board of directors of our general partner. Nasdaq does not require a listed publicly traded partnership, such as ours, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating and corporate governance committee. However, our general partner is required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by Nasdaq and the Exchange Act, subject to the transitional relief during the one-year period following completion of this offering.

The executive officers of our general partner will manage the day-to-day affairs of our business. All of the executive officers of our general partner also serve as executive officers of Diamondback and the general partner of Viper. Our executive officers listed below will allocate their time between managing our business and the businesses of Diamondback and Viper. Our executive officers intend, however, to devote as much time as is necessary for the proper conduct of our business.

Our partnership agreement requires us to reimburse our general partner and its affiliates, including Diamondback, for all expenses they incur and payments they make on our behalf in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. In addition, in connection with the closing of this offering, we and our general partner will enter into an operational services and secondment agreement with Diamondback. Please read “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions.”

Executive Officers and Directors of Our General Partner

The following table shows information for the executive officers and directors of our general partner upon the consummation of this offering. Directors hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board of directors of our general partner. There are no family relationships among any of our directors or executive officers.

Name	Age (as of July 31, 2018)	Position with Our General Partner
Travis D. Stice	56	Chief Executive Officer, Director
Matthew Kaes Van’t Hof	31	President, Director
Teresa L. Dick	48	Chief Financial Officer, Executive Vice President and Assistant Secretary
Randall J. Holder	65	Executive Vice President, General Counsel and Secretary
Laurie H. Argo	46	Director Nominee
Arturo Vivar	55	Director Nominee
Steven E. West	57	Director Nominee

Travis D. Stice. Mr. Stice has served as Chief Executive Officer and a director of our general partner since July 2018. He has served as Chief Executive Officer of Diamondback since January 2012 and as a director since November 2012. Mr. Stice has also served as the Chief Executive Officer and a director of the general partner of Viper since February 2014. Prior to his current positions with us, Diamondback and Viper, he served as Diamondback’s President and Chief Operating Officer from April 2011 to January 2012. Mr. Stice has also served on the board of managers of MidMar Gas LLC, or MidMar, an entity that owns a gas gathering system and processing plant, since 2011 and as Vice President and Secretary of MidMar since April 2012. From November 2010 to April 2011, Mr. Stice served as a Production Manager of Apache Corporation, an oil and gas exploration company. Mr. Stice served as a Vice President of Laredo Petroleum Holdings, Inc., an oil and gas exploration and production company, from September 2008 to September 2010 and as a Development Manager of ConocoPhillips/Burlington Resources Mid-Continent Business Unit, an oil and gas exploration company, from April 2006 until August 2008. Prior to that, Mr. Stice held a series of positions of increasing responsibilities at Burlington Resources, most recently as a General Manager, Engineering, Operations and Business Reporting of its Mid Continent Division from January 2001 until Burlington Resources’ acquisition by ConocoPhillips in March 2006. He started his career with Mobil Oil in 1985. Mr. Stice has 33 years of industry experience in production operations, reservoir engineering, production engineering and unconventional oil and gas exploration and over 20 years of management experience. Mr. Stice graduated from Texas A&M University with a Bachelor of Science degree in Petroleum Engineering. Mr. Stice is a registered engineer in the State of Texas, and is a 33-year member of the Society of Petroleum Engineers.

We believe Mr. Stice’s expertise and extensive industry and executive management experience, including at Diamondback and Viper, make him a valuable asset to the board of directors of our general partner.

Matthew Kaes Van’t Hof. Mr. Van’t Hof has served as President and a director of our general partner since July 2018. He has served as Diamondback’s Senior Vice President-Strategy and Corporate Development since February 2017 after joining Diamondback in July 2016 as Vice President. Mr. Van’t Hof has also served as the President of the general partner of Viper since March 2017. Prior to his positions with us, Diamondback and Viper, Mr. Van’t Hof served as Chief Executive Officer for Bison Drilling and Field Services from September 2012 to June 2016. From August 2011 to August 2012, Mr. Van’t Hof was an analyst for Wexford Capital, LP responsible for developing operating models and business plans, including for Diamondback’s initial public offering, and before that worked for the Investment Banking-Financial Institutions Group of Citigroup Global Markets, Inc. from February 2010 to July 2011. Mr. Van’t Hof was a professional tennis player from May 2008 to January 2010. Mr. Van’t Hof received a Bachelor of Science degree in Accounting and Business Administration from the University of Southern California.

We believe Mr. Van’t Hof’s background in finance, accounting and private equity energy investments, as well as his expertise and executive management experience, make him a valuable asset to the board of directors of our general partner.

Teresa L. Dick. Ms. Dick has served as Chief Financial Officer, Executive Vice President and Assistant Secretary of our general partner since July 2018. She has also served as Diamondback’s Executive Vice President and Chief Financial Officer since February 2017 and as its Assistant Secretary since October 2012. Ms. Dick served as Diamondback’s Chief Financial Officer and Senior Vice President and Assistant Secretary from November 2009 to February 2007 and as its Corporate Controller from November 2007 until November 2009. Ms. Dick has also served as Chief Financial Officer and Executive Vice President of the general partner of Viper since February 2017 and served as its Chief Financial Officer and Senior Vice President from February 2014 to February 2017. From June 2006 to November 2007, Ms. Dick held a key management position as the Controller/Tax Director at Hiland Partners, a publicly-traded midstream energy MLP. Ms. Dick has over 20 years of accounting experience, including over eight years of public company experience in both audit and tax areas. Ms. Dick received her Bachelor of Business Administration degree in Accounting from the University of Northern Colorado. Ms. Dick is a certified public accountant and a member of the American Institute of CPAs and the Council of Petroleum Accountants Societies.

Randall J. Holder. Mr. Holder has served as Executive Vice President, General Counsel and Secretary of our general partner since July 2018. Mr. Holder has served as Diamondback’s Executive Vice President, General Counsel and Secretary since February 2017, and served as its Vice President, General Counsel and Secretary from October 2012 to February 2017, and as its General Counsel and Vice President from November 2011 to October 2012. Mr. Holder has also served as the Executive Vice President, General Counsel and Secretary of the general partner of Viper since February 2017, and served as its Vice President, General Counsel and Secretary from February 2014 to February 2017. Prior to his positions with us, Diamondback and Viper, Mr. Holder served as General Counsel and Vice President for Great White Energy Services LLC, an oilfield services company, from November 2008 to November 2011. Mr. Holder served as Executive Vice President and General Counsel for R.L. Hudson and Company, a supplier of molded rubber and plastic components, from February 2007 to October 2008. Mr. Holder was in private practice of law and a member of Holder Betz LLC from February 2005 to February 2007. Mr. Holder served as Vice President and Assistant General Counsel for Dollar Thrifty Automotive Group, Inc., a vehicle rental company, from January 2003 to February 2005 and, before that, as Vice President and General Counsel for Thrifty Rent-A-Car System, Inc., a vehicle rental company, from September 1996 to January 2003. He also served as Vice President and General Counsel for Pentastar Transportation Group, Inc. from November 1992 to September 1996, which was wholly-owned by Chrysler Corporation. Mr. Holder started his legal career with Tenneco Oil Company where he served as a Division Attorney providing legal services to the Company’s mid-continent division for ten years. Mr. Holder received a Juris Doctorate degree from Oklahoma City University.

Laurie H. Argo. Ms. Argo is a nominee for the board of directors of our general partner. Since August 2018, Ms. Argo has served as a director of EVRAZ plc, a multinational, vertically integrated steel making and mining company. From January 2015 until September 2017, Ms. Argo served as Senior Vice President of Enterprise Products Holdings LLC, the general partner of Enterprise Products Partners L.P., a midstream natural gas and crude oil pipeline company. From January 2014 to January 2015, Ms. Argo was Vice President, NGL Fractionation, Storage and Unregulated Pipelines of Enterprise Products Partners L.P. From October 2014 to February 2015, Ms. Argo was President and Chief Executive Officer of OTLP GP, LLC, the general partner of Oiltanking Partners, L.P. and an affiliate of Enterprise Products Partners L.P. From 2005 to January 2014, Ms. Argo held various positions in the NGL and Natural Gas Processing businesses for Enterprise Products Partners L.P., where her responsibilities included the commercial and financial management of four joint venture companies. From 2001 to 2004, Ms. Argo worked for San Diego Gas and Electric Company in San Diego,

California, and PG&E Gas Transmission, a subsidiary of PG&E Corporation, in Houston, Texas, from 1997 to 2000. Ms. Argo earned an MBA from National University in La Jolla, California and graduated from St. Edward’s University in Austin, Texas with a degree in Accounting. Ms. Argo has over 20 years of experience in the energy industry.

We believe Ms. Argo’s extensive experience in the oil and gas industry, including the midstream sector, qualifies her for service on the board of directors of our general partner. Her appointment to the board of directors of our general partner will become effective as of the time that our common units are first listed on Nasdaq.

Arturo Vivar. Mr. Vivar is a nominee for the board of directors of our general partner. Mr. Vivar has served as the Chief Executive Officer of Monterra Energy Holdings LLC, a midstream development company, since May 2015. Mr. Vivar was also a founder and served as the Chief Financial Officer of Rangeland Energy, LLC, a midstream development company, from November 2009 to March 2013. Prior to that, Mr. Vivar served as the Vice President of Business Development at WesPac Energy, LLC from July 2004 to February 2009, where he focused on developing energy infrastructure, hedging and risk management. Mr. Vivar has more than 25 years of experience in the energy industry. Mr. Vivar received his Bachelor of Science degree in Civil Engineering from Cal Polytechnic University and earned his Master of Business Administration degree from Stanford University.

We believe Mr. Vivar’s strong background and diverse experience in the energy industry, especially the midstream sector, qualify him for service on the board of directors of our general partner. His appointment to the board of directors of our general partner will become effective as of the time that our common units are first listed on Nasdaq.

Steven E. West. Mr. West is a nominee for the board of directors of our general partner. Since February 2014, Mr. West has served as a director and Executive Chairman of Viper Energy Partners GP LLC, the general partner of Viper. Mr. West has also served as a director of Diamondback since December 2011 and as its Chairman of the Board since October 2012. He served as Diamondback’s Chief Executive Officer from January 2009 to December 2011. From January 2011 until December 2016, Mr. West was a partner at Wexford Capital LP, focusing on Wexford’s private equity energy investments. From August 2006 until December 2010, Mr. West served as senior portfolio advisor at Wexford. From August 2003 until August 2006, he was the Chief Financial Officer of Sunterra Corporation, a former Wexford portfolio company. From December 1993 until July 2003, Mr. West held senior financial positions at Coast Asset Management and IndyMac Bank. Prior to that, he worked at First Nationwide Bank, Lehman Brothers and Peat Marwick Mitchell & Co., the predecessor of KPMG LLP. Mr. West earned a Bachelor of Science degree in Accounting from California State University, Chico.

We believe that Mr. West’s background in finance, accounting and private equity energy investments, as well as his executive management skills developed as part of his career with Wexford, its portfolio companies and other financial institutions, qualify him to serve on the board of directors of our general partner. His appointment to the board of directors of our general partner will become effective as of the time that our common units are first listed on Nasdaq.

Director Independence

In accordance with the rules of Nasdaq, our general partner must have at least one independent director by the time our common units are first listed on Nasdaq, one additional independent director within 90 days of the effective date of the registration statement of which this prospectus forms a part, and one additional independent director within one year of the effective date of the registration statement. Our general partner will have three independent directors upon the closing of this offering.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee. We do not expect that we will have a compensation committee, but rather that the board of directors of our general partner will have authority over compensation matters.

Audit Committee

Our general partner is required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by Nasdaq and Rule 10A-3 promulgated under the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering as described above. Upon completion of this offering, we expect that Laurie H. Argo, Arturo Vivar and Steven E. West will serve as the members of the audit committee. The audit committee will assist the board of directors of our general partner in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm, and pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary.

Conflicts Committee

The board of directors of our general partner has the ability to establish a conflicts committee under our partnership agreement. If established, at least one independent member of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest and determines to submit to the conflicts committee for review. The board of directors of our general partner will determine whether to refer a matter to the conflicts committee on a case-by-case basis. The conflicts committee will determine if the resolution of the conflict of interest is in our best interest. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, including Diamondback, and must meet the independence standards established by Nasdaq and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements in our partnership agreement. If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

Indemnification Agreements

We and our general partner will enter into indemnification agreements with each of the current directors and executive officers of our general partner effective upon the closing of this offering. These agreements will require us to indemnify these individuals to the fullest extent permitted by law against expenses incurred as a result of any proceeding in which they are involved by reason of their service to us and, if requested, to advance expenses incurred as a result of any such proceeding. We also intend to enter into indemnification agreements with future directors and executive officers of our general partner.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

We and our general partner were formed in July 2018. Neither we nor our general partner incurred any cost or liability with respect to management compensation or retirement benefits for directors or executive officers for any periods prior to our formation date. As a result, we have no historical compensation information to present. We currently do not have a compensation committee.

Our general partner has the sole responsibility for conducting our business and for managing our operations, and its board of directors and executive officers make decisions on our behalf. We do not and will not directly employ any of the persons responsible for managing our business. Our executive officers will be employed and compensated by Diamondback or a subsidiary of Diamondback. All of the initial executive officers that will be responsible for managing our day-to-day affairs are also current executive officers of Diamondback and the general partner of Viper.

All of the executive officers of our general partner will have responsibilities to us, Diamondback and Viper, and we expect that our executive officers will allocate their time between managing our business and managing the businesses of Diamondback and Viper. Since all of our executive officers will be employed by Diamondback or one of its subsidiaries, the responsibility and authority for compensation-related decisions for our executive officers will reside with the compensation committee of the board of directors of Diamondback. Diamondback has the ultimate decision-making authority with respect to the total compensation of the executive officers that are employed by Diamondback including, subject to the terms of the partnership agreement and the operational service and secondment agreement, the portion of that compensation that is allocated to us pursuant to Diamondback’s allocation methodology. Any such compensation decisions will not be subject to any approvals by the board of directors of our general partner or any committees thereof. However, all determinations with respect to awards (as defined below) that may be made to our executive officers, key employees, and independent directors under any long-term incentive plan we adopt will be made by the board of directors of our general partner or a committee thereof that may be established for such purpose. Please see the description of the long-term incentive plan we intend to adopt prior to the completion of this offering below under the heading “—Long-Term Incentive Plan.”

The executive officers of our general partner, as well as the employees of Diamondback who provide services to us, may participate in employee benefit plans and arrangements sponsored by Diamondback, including plans that may be established in the future. Certain of our general partner’s executive officers and employees and certain employees of Diamondback who provide services to us currently hold grants under Diamondback’s equity incentive plans and will retain these grants after the completion of this offering. Except with respect to any awards that may be granted under the long-term incentive plan we intend to adopt prior to the completion of this offering, our executive officers will not receive separate amounts of compensation in relation to the services they provide to us. In accordance with the terms of our partnership agreement and the operational service and secondment agreement, we will reimburse Diamondback for compensation related expenses attributable to the portion of the executive’s time dedicated to providing services to us. Please read “Our Partnership Agreement—Reimbursement of Expenses.” Although we will bear an allocated portion of Diamondback’s costs of providing compensation and benefits to employees who serve as executive officers of our general partner, we will have no control over such costs and will not establish or direct the compensation policies or practices of Diamondback. Except with respect to any awards granted under the long-term incentive plan we intend to adopt prior to the completion of this offering, we expect that compensation paid or awarded by us in                     will consist only of the portion of compensation paid by Diamondback that is allocated to us and our general partner pursuant to Diamondback’s allocation methodology and subject to the terms of the partnership agreement.

At the closing of this offering, we intend to grant awards of an aggregate of                  phantom units under the long-term incentive plan to our executive officers, as follows:

Name	Position with Our General Partner	Number of Units
Travis D. Stice	Chief Executive Officer, Director

Matthew Kaes Van’t Hof	President, Director

Teresa L. Dick	Chief Financial Officer, Executive Vice President and Assistant Secretary

Randall J. Holder	Executive Vice President, General Counsel and Secretary

Under the terms of our long-term incentive plan we also have discretion to grant awards to other employees, officers, consultants and directors of our general partner and any of its affiliates, including Diamondback, who perform services for us. Upon vesting, each phantom unit entitles the recipient to one common unit of the partnership. Subject to accelerated vesting upon certain specified events (e.g., change of control, termination due to death or disability), a third of the phantom units will vest each year, and the phantom units will become fully vested phantom units under the graduated vesting schedule on the earlier to occur of the three year anniversary of the date of grant or the occurrence of a change of control or other acceleration event. Awards to our directors and executive officers are expected to provide for distribution equivalent rights that will entitle the holder to receive cash distributions prior to vesting.

Long-Term Incentive Plan

To provide incentives to our management and directors following the completion of this offering to continue to grow our business, the board of directors of our general partner intends to adopt a long-term incentive plan, or the LTIP, for employees, officers, consultants and directors of our general partner and any of its affiliates, including Diamondback, who perform services for us. Our general partner intends to implement the LTIP prior to the completion of this offering to provide maximum flexibility with respect to the design of compensatory arrangements for individuals providing services to us; however, at this time, neither we nor our general partner has made any decisions regarding any specific grants under the LTIP in conjunction with this offering or in the near term. At the closing of this offering, we intend to grant awards of an aggregate of                    phantom units under the LTIP to our executive officers.

The description of the LTIP set forth below is a summary of the material features of the LTIP that our general partner intends to adopt. This summary, however, does not purport to be a complete description of all the provisions of the LTIP that will be adopted and represents only the general partner’s current expectations regarding the LTIP. This summary is qualified in its entirety by reference to the LTIP, the form of which is filed as an exhibit to this registration statement. The purpose of the LTIP is to provide a means to attract and retain individuals who are essential to our growth and profitability and to encourage them to devote their best efforts to advancing our business by affording such individuals a means to acquire and maintain ownership of awards, the value of which is tied to the performance of our common units. We expect that the LTIP will provide for the grant of unit options, unit appreciation rights, restricted units, unit awards, phantom units, distribution equivalent rights, cash awards, performance awards, other unit-based awards and substitute awards, or, collectively, awards. These awards are intended to align the interests of employees, officers, consultants and directors with those of our common unitholders and to give such individuals the opportunity to share in our long-term performance. Any awards that are made under the LTIP will be approved by the board of directors of our general partner or a committee thereof that may be established for such purpose. We will be responsible for the cost of awards granted under the LTIP.

Administration

The LTIP will be administered by the board of directors of our general partner or an alternative committee appointed by the board of directors of our general partner, which we refer to together as the “plan administrator” for purposes of this summary. The plan administrator will administer the LTIP pursuant to its terms and all applicable state, federal, or other rules or laws. The plan administrator will have the power to determine to whom and when awards will be granted, determine the amount of awards (measured in cash or in shares of our common units), proscribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the vesting provisions associated with an award, delegate duties under the LTIP and execute all other responsibilities permitted or required under the LTIP. In the event that any committee appointed by the board of directors of our general partner to act as plan administrator is not comprised of “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act, the full board of directors or a subcommittee of two or more non-employee directors will administer all awards granted to individuals that are subject to Section 16 of the Exchange Act.

Securities to be Offered

The maximum aggregate number of common units that may be issued pursuant to any and all awards under the LTIP shall not exceed                    common units, subject to adjustment due to recapitalization or reorganization, or related to forfeitures or expiration of awards, as provided under the LTIP.

If any common units subject to any award are not issued or transferred, or cease to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an award or because an award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units, or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer, or exercise pursuant to awards under the LTIP, to the extent allowable by law. Common units to be delivered pursuant to awards under our LTIP may be common units acquired by our general partner in the open market, from any other person, directly from us, or any combination of the foregoing.

Amendment or Termination of Long-Term Incentive Plan

The plan administrator of the LTIP, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The plan administrator of the LTIP also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially reduce the vested rights or benefits of the participant without the consent of the affected participant or result in additional taxation to the participant under Section 409A of the Internal Revenue Code of 1986, as amended, or the Code.

Awards

Unit Options

We may grant unit options to eligible persons. Unit options are rights to acquire common units at a specified price. The exercise price of each unit option granted under the LTIP will be stated in the unit option agreement and may vary; provided, however, that, the exercise price for an unit option must not be less than 100% of the fair market value per common unit as of the date of grant of the unit option. Unit options may be exercised in the manner and at such times as the plan administrator determines for each unit option, unless that unit option is determined to be subject to Section 409A of the Code, in which case the unit option will be subject to any necessary timing restrictions imposed by the Code or federal regulations. The committee will determine the methods and form of payment for the exercise price of a unit option and the methods and forms in which common units will be delivered to a participant.

Unit Appreciation Rights

A unit appreciation right is the right to receive, in cash or in common units, as determined by the plan administrator, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the grant price of the unit appreciation right. The plan administrator will be able to make grants of unit appreciation rights and will determine the time or times at which a unit appreciation right may be exercised in whole or in part. The exercise price of each unit appreciation right granted under the LTIP will be stated in the unit appreciation right agreement and may vary; provided, however, that, the exercise price must not be less than 100% of the fair market value per common unit as of the date of grant of the unit appreciation right.

Restricted Units

A restricted unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the plan administrator in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the plan administrator. The plan administrator shall provide, in the restricted unit agreement, whether the restricted unit will be forfeited upon certain terminations of employment. Unless otherwise determined by the plan administrator, a common unit distributed in connection with a unit split or unit dividend, and other property distributed as a dividend, will generally be subject to restrictions and a risk of forfeiture to the same extent as the restricted unit with respect to which such common unit or other property has been distributed.

Unit Awards

The plan administrator will be authorized to grant common units that are not subject to restrictions. The plan administrator may grant unit awards to any eligible person in such amounts as the plan administrator, in its sole discretion, may select.

Phantom Units

Phantom units are rights to receive common units, cash or a combination of both at the end of a specified period. The plan administrator may subject phantom units to restrictions (which may include a risk of forfeiture) to be specified in the phantom unit agreement that may lapse at such times determined by the plan administrator. Phantom units may be satisfied by delivery of common units, cash equal to the fair market value of the specified number of common units covered by the phantom unit or any combination thereof determined by the plan administrator. Except as otherwise provided by the plan administrator in the phantom unit agreement or otherwise, phantom units subject to forfeiture restrictions may be forfeited upon termination of a participant’s employment prior to the end of the specified period. Cash distribution equivalents may be paid during or after the vesting period with respect to a phantom unit, as determined by the plan administrator.

Distribution Equivalent Rights

The plan administrator will be able to grant distribution equivalent rights in tandem with awards under the LTIP (other than awards of unit options or unit appreciation rights), or distribution equivalent rights may be granted alone. Distribution equivalent rights entitle the participant to receive cash equal to the amount of any cash distributions made by us during the period the distribution equivalent right is outstanding. Payment of cash distributions pursuant to a distribution equivalent right issued in connection with another award may be subject to the same vesting terms as the award to which it relates or different vesting terms, in the discretion of the plan administrator.

Cash Awards

The LTIP will permit the grant of awards denominated in and settled in cash. Cash awards may be based, in whole or in part, on the value or performance of a common unit.

Performance Awards

The plan administrator may condition the right to exercise or receive an award under the LTIP, or may increase or decrease the amount payable with respect to an award, based on the attainment of one or more performance conditions deemed appropriate by the plan administrator.

Other Unit-Based Awards

The LTIP will permit the grant of other unit-based awards, which are awards that may be based, in whole or in part, on the value or performance of a common unit or are denominated or payable in common units. Upon settlement, these other unit-based awards may be paid in common units, cash or a combination thereof, as provided in the award agreement.

Substitute Awards

The LTIP will permit the grant of awards in substitution for similar awards held by individuals who become employees, consultants or directors as a result of a merger, consolidation, or acquisition by or involving us, an affiliate of another entity, or the assets of another entity. Such substitute awards that are unit options or unit appreciation rights may have exercise prices less than 100% of the fair market value per common unit on the date of the substitution if such substitution complies with Section 409A of the Code and its regulations and other applicable laws and exchange rules.

Miscellaneous

Tax Withholding

At our discretion, and subject to conditions that the plan administrator may impose, a participant’s tax withholding with respect to an award may be satisfied by withholding from any payment related to an award or by the withholding of common units issuable pursuant to the award based on the fair market value of the common units.

Anti-Dilution Adjustments

If any “equity restructuring” event occurs that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or FASB ASC Topic 718, if adjustments to awards with respect to such event were discretionary, the plan administrator will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of each such award to equitably reflect the restructuring event. With respect to a similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustment to awards were discretionary, the plan administrator shall have complete discretion to adjust awards in the manner it deems appropriate. In the event the plan administrator makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, in the case of (i) a subdivision or consolidation of the common units (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification, or other change in our capital structure or (iii) any other reorganization, merger, combination, exchange, or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made in accordance with the terms of the LTIP, as appropriate, with respect to the maximum number of units available under the LTIP, the number of units that may be acquired with respect to an award, and, if applicable, the exercise price of an award, in order to prevent dilution or enlargement of awards as a result of such events.

Change in Control

Upon a “change in control” (as defined in the LTIP), the plan administrator may, in its discretion, (i) remove any forfeiture restrictions applicable to an award, (ii) accelerate the time of exercisability or vesting of an award,

(iii) require awards to be surrendered in exchange for a cash payment, (iv) cancel unvested awards without payment or (v) make adjustments to awards as the plan administrator deems appropriate to reflect the change in control. The LTIP provides the plan administrator has discretion to determine whether or not vesting of awards will accelerate in connection with a change in control and what conditions will apply to acceleration, such as whether acceleration will be single trigger or double trigger. The intent is to give the plan administrator flexibility to determine the appropriate form of incentive that will motivate and retain employees and be in the best interest of equity holders.

Termination of Employment or Service

The consequences of the termination of a participant’s employment, consulting arrangement or membership on the board of directors of our general partner will be determined by the plan administrator in the terms of the relevant award agreement.

Director Compensation

We and our general partner were formed in July 2018 and, as such, have not accrued or paid any obligations with respect to compensation for directors for any periods prior to our formation date.

The executive officers or employees of our general partner or of Diamondback who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not executive officers or employees of our general partner or of Diamondback will receive compensation as “non-employee directors” as set by our general partner’s board of directors.

Effective as of the closing of this offering, each non-employee director will receive a compensation package that will consist of the following:

•	an annual cash retainer of $ ;

•

an additional annual payment of $                 for the chairperson of the audit committee and $                 for each other member of the audit committee and $                 for the chairperson of each other committee and $                 for each other member of each other committee; and

•	an annual equity-based award granted under the LTIP, having a value as of the grant date of approximately $ .

The maximum value of the annual cash and equity compensation that any non-employee director may receive will not exceed $                .

Our directors will also receive a fee of $        for attending each in-person meeting of the board of directors or its committees and $                for attending each telephone meeting. In addition, our directors will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or its committees.

Each member of the board of directors of our general partner will be indemnified for his or her actions associated with being a director to the fullest extent permitted under Delaware law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our common units following this offering and the other formation transactions by:

•	our general partner;

•	each of our general partner’s directors, director nominees and executive officers; and

•	all of our general partner’s directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise noted, the address for each beneficial owner listed below is 500 West Texas Avenue, Suite 1200, Midland, Texas 79701.

The following table does not include any awards granted under the long-term incentive plan in connection with this offering or any units that may be purchased pursuant to our directed unit program. Please read “Executive Compensation and Other Information” and “Underwriting—Directed Unit Program.” Percentage of total common units to be beneficially owned after this offering is based on common units outstanding after the completion of this offering and assumes that the Class B Units are common units. The table also assumes that the underwriters’ option to purchase additional common units is not exercised.

Name of Beneficial Owner	Common Units to Be Beneficially Owned	Percentage of Common Units To Be Beneficially Owned	Class B Units to Be Beneficially Owned	Percentage of Common Units to Be Beneficially Owned		Percentage of Total Common Units And Class B Units to Be Beneficially Owned
Diamondback(1)	—	—			%		%
Travis D. Stice	—	—	—	—		—
Matthew Kaes Van’t Hof	—	—	—	—		—
Teresa L. Dick	—	—	—	—		—
Randall J. Holder	—	—	—	—		—
Laurie H. Argo	—	—	—	—		—
Arturo Vivar	—	—	—	—		—
Steven E. West	—	—	—	—		—

All directors, director nominees and executive officers as a group (7 persons)

(1)

Following this offering, Diamondback will hold                    Class B Units that will provide Diamondback with an aggregate number of votes on certain matters that may be submitted for a vote of our common unitholders that is equal to the aggregate number of Rattler LLC Units held by Diamondback on the relevant record date. Please read “Prospectus Summary—Ownership and Organizational Structure.”

The following table sets forth, as of                     , 2018, the number of shares of common stock of Diamondback beneficially owned by each of the directors and executive officers of our general partner and all directors and executive officers of our general partner as a group.

Shares of Diamondback Common Stock Beneficially Owned
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Travis D. Stice
Matthew Kaes Van’t Hof
Teresa L. Dick
Randall J. Holder
Laurie H. Argo
Arturo Vivar
Steven E. West

All directors, director nominees and executive officers as a group (7 persons)

*	Less than 1%.

Change in Control

To our knowledge, there are no present arrangements or pledges of our securities that may result in a change in control of us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Following the completion of this offering, Diamondback will own                    Class B Units, representing an aggregate     % limited partner interest (or Class B Units, representing an aggregate     % limited partner interest, if the underwriters exercise in full their option to purchase additional common units). In addition, our general partner will own a general partner interest in us.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and liquidation of us. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by Diamondback and its affiliates for our formation	•	100% of our general partner interest and
•	100% of our limited partner interests.

Offering Stage

Contributions made by Diamondback and its affiliates	Diamondback will contribute $1.0 million in cash to us in respect of its Class B Units and our general partner will contribute $1.0 million in cash to us in respect of its general partner interest.

The consideration received by Diamondback and its affiliates	Class B Units ( Class B Units if the underwriters exercise in full their option to purchase additional common units from us).

We will enter into the operational services and secondment agreement on the closing of this offering.

Post-IPO Operational Stage

Distributions of cash to Diamondback	At the closing of this offering, Diamondback will own Rattler LLC Units ( %) and we will own Rattler LLC Units ( %), assuming the underwriters do not exercise their option to purchase additional common units. To the extent that Rattler LLC distributes cash, that cash would be distributed pro rata in respect of all outstanding Rattler LLC Units; accordingly, initially Diamondback would receive %, and we would receive %, of any cash distributed by Rattler LLC.

We will generally make cash distributions to our common unitholders pro rata. Neither our general partner interest nor our Class B Units will be entitled to participate in distributions made by us, except that (i) our Class B Units will be entitled to quarterly aggregate cash preferred distributions of 8% per annum on the $1.0 million capital contribution made in respect of such units, or $0.02 million in aggregate per quarter to all Class B Units, and (ii) our general partner will be entitled to a quarterly cash preferred distribution of 8% per annum on the $1.0 million capital contribution made in respect of its general partner interest, or $0.02 million per quarter.

Payments to our general partner and its affiliates	Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Pursuant to the Rattler LLC limited liability company agreement, Rattler LLC will pay all such reimbursements.

Under our operational services and secondment agreement, Rattler LLC will reimburse Diamondback for the secondment to our general partner of certain employees who provide operational functions and all personnel in the operational chain of management. The costs and expenses for which we will be required to reimburse Diamondback and its affiliates will not be subject to any caps or other limits. Please read “—Agreements with our Affiliates in Connection with the Transactions—Operational Services and Secondment Agreement” below and “Executive Compensation and Other Information—Compensation Discussion and Analysis.”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “Our Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions (if any) according to their respective ownership interests in us.

Agreements with our Affiliates in Connection with the Transactions

We and other parties have entered into, or will enter into, various agreements that will affect the transactions contemplated by this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds from this offering. While not the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with Diamondback and its affiliates are or will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid for with the proceeds from this offering.

Asset Contribution Agreement

In July 2018, we entered into a contribution agreement with Diamondback by which Diamondback contributed all of our assets to us, including (i) the various midstream and related assets Diamondback had constructed and/or acquired in the Delaware and Midland Basins from 2014 through 2017, or the Rattler Assets, (ii) Diamondback’s field office, certain SWD wells, gathering and frac ponds in Reeves County, Texas, or the Luxe Assets, (iii) the crude oil and natural gas gathering and saltwater disposal assets Diamondback had acquired from Brigham Resources Operating, LLC, Brigham Resources Midstream, LLC and unrelated third parties on February 28, 2017, or the Brigham Assets, (iv) the fresh water wells, fresh water transportation lines and related assets Diamondback had constructed and/or acquired in the Delaware and Midland Basins, or the Fresh Water Assets, (v) certain of Diamondback’s real property interests in Glosscock, Howard, Martin, Midland, Pecos and Reeves Counties, Texas, or the Land Assets, (vi) all of the membership interests of Tall Towers that had acquired certain real property consisting of land and two office towers in Midland, Texas from Fasken Midland LLC on January 31, 2018 for a purchase price of $110.0 million, or the Tall Towers Interest, and (vii) a 25% membership interests in HMW LLC that Diamondback had acquired in October 2014, or the HMW Interest.

The contribution of the Rattler Assets was effective as of January 1, 2016 and was comprised of $82.3 million of net property, plant and equipment, $5.7 million in equity method investments and $0.1 million of asset retirement obligations related to the contributed assets. The contribution of the Luxe Assets was effective as of September 1, 2016, and the contribution of the Land Assets was January 1, 2017. The contribution of the Brigham Assets was effective as of February 28, 2017 and had an estimated fair market value at the time of transfer of $47.0 million. The contribution of the Fresh Water Assets was effective January 1, 2018 and had a carrying value at the time of transfer of $37.8 million.

The contribution of the Tall Towers Interest was effective as of January 31, 2018. See “—Fasken Center Agreements.”

HMW LLC was formed to develop, own and operate an integrated water management system to gather, store, process, treat, distribute and dispose of water to E&P companies operating in Midland, Martin and Andrews Counties, Texas. The contribution of the HMW Interest was effective as of January 1, 2016. We recorded $1.5 million in income from investments associated with our interests in HMW LLC during fiscal year 2017. On June 30, 2018, HMW LLC’s operating agreement was amended, effective as of January 1, 2018. In exchange for Rattler LLC’s 25% investment, Rattler LLC received a 50% undivided ownership interest in two of the four SWD wells and associated assets previously owned by HMW LLC. Rattler LLC’s basis in the assets is equivalent to its basis in the equity investment in HMW LLC.

Operational Services and Secondment Agreement

We and our general partner will also enter into an operational services and secondment agreement with Diamondback setting forth the operational services arrangements described below. Diamondback will second certain operational, construction, design and management employees and contractors of Diamondback to our general partner, the partnership and our subsidiaries, or, collectively, the Partnership Parties, to provide management, maintenance and operational functions with respect to our assets. During their period of secondment, the seconded personnel will be under the direct management and supervision of the Partnership Parties.

The Partnership Parties will reimburse Diamondback for the cost of the seconded employees and contractors, including their wages and benefits. If a seconded employee or contractor does not devote 100% of his or her time to providing services to the Partnership Parties, then we will reimburse Diamondback for only a prorated portion of such employee’s overall wages and benefits, and the costs associated with contractors based on the percentage of the employee’s or contractor’s time spent working for the Partnership Parties. The Partnership Parties will reimburse Diamondback on a monthly basis or at other intervals that Diamondback and the general partner may agree from time to time. We anticipate that the size of the reimbursement to Diamondback will vary with the size and scale of our operations, among other factors. We currently anticipate these reimbursable expenses will be approximately $             million for the twelve months ending                 ,

2019 based on our current operations, which excludes $1.4 million of incremental general and administrative expenses that we expect to incur annually as a result of us becoming a publicly traded partnership.

The operational services and secondment agreement will have an initial term of 15 years and will automatically extend for successive renewal terms of one year each, unless terminated by either party upon at least 30 days prior written notice before the end of the initial term or any renewal term. In addition, the Partnership Parties may terminate the agreement at any time upon written notice stating the date of termination or reduce the level of services under the agreement at any time upon prior written notice.

Commercial Agreements

We derive substantially all of our revenue from our commercial agreements with Diamondback for the provision of midstream services. For the year ended December 31, 2017, we received $7.6 million, $2.9 million and $27.9 million under the terms of our crude oil gathering agreement, our gas gathering and compression agreement and our produced and flowback water gathering and disposal agreement with Diamondback, respectively. We did not provide water services to Diamondback in 2017. For more information about our operational agreements with Diamondback, please read “Business—Our Commercial Agreements with Diamondback.”

Exchange Agreement

We will enter into an exchange agreement with Diamondback, our general partner and Rattler LLC, under which Diamondback can tender Rattler LLC Units and an equal number of Diamondback’s Class B Units, together referred to as the Tendered Units, for redemption to Rattler LLC and us. Diamondback has the right to receive, at the election of Rattler LLC with the approval of the conflicts committee of our general partner’s board of directors, either the number of our common units equal to the number of Tendered Units or a cash payment equal to the number of Tendered Units multiplied by the then current trading price of our common units. In addition, we have the right but not the obligation, to directly purchase such Tendered Units for, subject to the approval of the conflicts committee of our general partner’s board of directors, cash or our common units at our election.

The exchange agreement also provides that, subject to certain exceptions, Diamondback will not have the right to exchange its Rattler LLC Units if Rattler LLC or we determine that such exchange would be prohibited by law or regulation or would violate other agreements to which we may be subject, and Rattler LLC and we may impose additional restrictions on the exchange that either of us determines necessary or advisable so that we are not treated as a “publicly traded partnership” for U.S. federal income tax purposes.

If Rattler LLC elects to receive our common units in exchange for Diamondback’s Tendered Units, the exchange will be on a one-for-one basis, subject to adjustment in the event of splits or combinations of units, distributions of warrants or other unit purchase rights, specified extraordinary distributions and similar events. If Rattler LLC elects to deliver cash in exchange for Diamondback’s Tendered Units, or if we exercise our right to purchase Tendered Units for cash, the amount of cash payable will be based on the net proceeds received by us in a sale of an equivalent number of our common units.

Registration Rights Agreement

We will enter into a registration rights agreement with Diamondback under which Diamondback will be entitled to demand registration rights, including the right to demand that a shelf registration statement be filed, and “piggyback” registration rights, for common units that it owns or acquires, including through the exchange of Diamondback’s Class B Units and Rattler LLC Units for our common units in accordance with the exchange agreement.

Equity Contribution Agreement

Prior to this offering, we will enter into an equity contribution agreement with Rattler LLC under which we will contribute all of the net proceeds of this offering to Rattler LLC in exchange for                    Rattler LLC Units. Rattler LLC will use the contributed funds to make distributions to Diamondback and for general company purposes.

Fasken Center Agreements

We have entered into a long-term lease agreement with Diamondback for certain office space located within the Fasken Center. Effective January 31, 2018, Diamondback contributed all of its membership interest in Tall Towers, which owns the Fasken Center in Midland, Texas, to Rattler LLC pursuant to the asset contribution agreement. Diamondback is a tenant in the Fasken Center. For the six-month period ended June 30, 2018, we received $1.0 million related to our lease agreement with Diamondback.

Tax Sharing Agreement

In connection with the closing of this offering, Rattler LLC will enter into a tax sharing agreement with Diamondback pursuant to which Rattler LLC will reimburse Diamondback for its share of state and local income and other taxes borne by Diamondback as a result of Rattler LLC’s results being included in a combined or consolidated tax return filed by Diamondback with respect to taxable periods including or beginning on the closing date of this offering. The amount of any such reimbursement will be limited to the tax that Rattler LLC would have paid had it not been included in a combined group with Diamondback. Diamondback may use its tax attributes to cause its combined or consolidated group, of which Rattler LLC may be a member for this purpose, to owe no tax. However, Rattler LLC would nevertheless reimburse Diamondback for the tax Rattler LLC would have owed had the attributes not been available or used for its benefit, even though Diamondback had no cash expense for that period.

Procedures for Review, Approval and Ratification of Related Person Transactions

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of the chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board of directors in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us or our common unitholders, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board of directors of our general partner in accordance with the provisions of our partnership agreement. At the discretion of the board of directors in light of the circumstances, the resolution may be determined by the board of directors in its entirety or by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement.

Upon our adoption of our code of business conduct and ethics, we would expect that any executive officer will be required to avoid conflicts of interest unless approved by the board of directors of our general partner.

Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result, the transactions described above were not reviewed according to such procedures.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to the limited partners and the partnership. Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. Our partnership agreement also specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law.

When our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning it must not act in a manner that it believes is adverse to our interest. This duty to act in good faith is the default standard set forth under our partnership agreement and our general partner will not be subject to any higher standard.

Our partnership agreement specifies decisions that our general partner may make in its individual capacity, and permits our general partner to make these decisions free of any contractual or other duty to us or our common unitholders. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment of the partnership agreement.

When the directors and officers of our general partner cause our general partner to manage and operate our business, the directors and officers must cause our general partner to act in a manner consistent with our general partner’s applicable duties. However, the directors and officers of our general partner have fiduciary duties to manage our general partner, including when it is acting in its capacity as our general partner, in a manner that is in the best interests of Diamondback.

Conflicts may arise as a result of the duties of our general partner and its directors and officers to act for the benefit of its owners, which may conflict with our interests and the interests of our public unitholders. Where the directors and officers of our general partner are causing our general partner to act in its capacity as our general partner, the directors and officers must cause the general partner to act in good faith, meaning they cannot cause the general partner to take an action that they believe is adverse to our interest. However, where a decision by our general partner in its capacity as our general partner is not clearly not adverse to our interest, the directors of our general partner may determine to submit the determination to the conflicts committee for review or to seek approval by the unitholders, as described below.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its directors, executive officers and owners (including Diamondback), on the one hand, and us and our limited partners, on the other hand.

Whenever a conflict arises between our general partner or its owners, on the one hand, and us or our limited partners, on the other hand, the resolution, course of action or transaction in respect of such conflict of interest shall be conclusively deemed approved by us and all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action or transaction in respect of such conflict of interest is:

•	approved by the conflicts committee of our general partner; or

•	approved by the holders of a majority of the outstanding units, excluding any such units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding units as described above. If our general partner does not seek approval from the conflicts committee or from holders of units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our common unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, all determinations, other actions or failures to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be presumed to be “in good faith,” and in any proceeding brought by or on behalf of us or any of our common unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to common unitholders.

The amount of cash that is available for distribution to common unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	entry into and repayment of current and future indebtedness;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves.

Our partnership agreement permits us to borrow funds to make a distribution, and further provides that we and our subsidiaries may borrow funds from our general partner and its affiliates.

The directors and executive officers of our general partner who are also officers and directors of Diamondback have a fiduciary duty to make decisions in the best interests of the owners of Diamondback, which may be contrary to our interests.

The executive officers and certain directors of our general partner are also officers and directors of Diamondback. These officers and directors have fiduciary duties to Diamondback that may cause them to pursue business strategies that disproportionately benefit Diamondback or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as Diamondback, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that replace the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership or amendment of the partnership agreement.

Our partnership agreement restricts the remedies available to our common unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that have the effect of restricting the remedies available to our common unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

•

our general partner will not have any liability to us or our common unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it did not believe that the decision was adverse to the interests of the partnership;

•

our general partner and its officers and directors will not be liable for monetary damages or otherwise to us or our limited partners for any losses sustained or liabilities incurred as a result of the general partner’s, officer’s or director’s determinations, acts or omissions in their capacities as general partner, officers or directors, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of our general partner or such officer or director engaged by it in bad faith, willful misconduct or fraud or, with respect to any criminal conduct, with knowledge that such conduct was unlawful; and

•

in resolving conflicts of interest, it will be presumed that in making its decision our general partner, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “—Fiduciary Duties.”

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the common unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our general partner will determine, in good faith, the terms of any of such future transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, necessary or appropriate to conduct our business including, but not limited to, the following actions:

•

expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our securities, and incurring any other obligations;

•	preparing and transmitting tax, regulatory and other filings, periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	acquiring, disposing, mortgaging, pledging, encumbering, hypothecating, or exchanging our assets or merging or otherwise combining us with or into another person;

•	negotiating, executing and performing contracts, conveyance or other instruments;

•	distributing cash;

•	selecting or dismissing employees and agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

•	maintaining insurance for our benefit;

•	forming, acquiring an interest in, and contributing property and loaning money to, any further limited partnerships, joint ventures, corporations, limited liability companies or other entities;

•

controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;

•

purchasing, selling or otherwise acquiring or disposing of our partnership interests, or issuing additional options, rights, warrants, appreciation rights, phantom or tracking interests relating to our partnership interests; and

•	entering into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read “Our Partnership Agreement—Meetings; Voting” for information regarding the voting rights of unitholders.

Our general partner determines which of the costs it incurs on our behalf are reimbursable by us.

We reimburse our general partner and its affiliates for the costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement and the operational services and secondment agreement provides that our general partner will determine such other expenses that are allocable to us, and neither the partnership agreement nor the operational services and secondment agreement limits the amount of expenses for which our general partner and its affiliates may be reimbursed. Please read “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions.”

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates (including Diamondback) own more than 80% of the units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the units held by unaffiliated persons at the market price calculated in accordance with the terms of our partnership agreement. As a result, you may be required to sell your units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a unitholder may have his units purchased from him at an undesirable time or price. The common units and Class B Units will be considered limited partner interests of a single class for these provisions. Please read “Our Partnership Agreement—Limited Call Right.”

We may choose to not retain separate counsel for ourselves or for the holders of units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the conflict committee in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict, although we may choose not to do so.

Our general partner’s affiliates may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than acting as our general partner, engaging in activities incidental to its ownership interest in us and providing management, advisory, and administrative services to its affiliates or to other persons. However, affiliates of our general partner, including Diamondback, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. In addition, Diamondback may compete with us for investment opportunities and may own an interest in entities that compete with us. Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers and directors and Diamondback. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us.

Fiduciary Duties

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions eliminating the fiduciary duties that might otherwise be owed by our general partner and replacing them with contractual standards of conduct. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner that is in the best interests of its owner. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The provisions eliminating and replacing the default fiduciary standards benefit our general partner by enabling it to take into consideration all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions represent a detriment to our public unitholders because they restrict the remedies available to our public unitholders for actions that, without those provisions, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests. The following is a summary of:

•	the default fiduciary duties under by the Delaware Act;

•	the standards contained in our partnership agreement that replace the default fiduciary duties; and

•	certain rights and remedies of limited partners contained in the Delaware Act.

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning that it believed its actions or omissions were not adverse to the interests of the partnership, and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These contractual standards replace the obligations to which our general partner would otherwise be held. If our general partner does not obtain approval from the conflicts committee of the board of directors of our general partner or our common unitholders, excluding any such units owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, its board, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. These standards replace the obligations to which our general partner would otherwise be held.

Rights and remedies of limited partners	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its reliance on the provisions of our partnership agreement.

By purchasing our common units, each unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such losses or liabilities were the result of conduct of our general partner or such officer or director engaged by it in bad faith, willful misconduct or fraud or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “Our Partnership Agreement—Indemnification.”

DESCRIPTION OF OUR UNITS

Common Units and Class B Units

Our common units and Class B Units represent limited partner interests in us. The holders of our common units and Class B Units are entitled to exercise the rights and privileges provided to limited partners under our partnership agreement, but only holders of our common units are entitled to participate in partnership distributions (except to the extent of the cash preferred distributions equal to 8% per annum payable quarterly on the                  million in aggregate capital contributions made to us by Diamondback and our general partner).

For a description of the relative rights and privileges of holders of our common units to partnership distributions, please read “How We Make Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Our Partnership Agreement.” Following the completion of this offering,                  common units will be outstanding (or                 common units if the underwriters exercise in full their option to purchase additional common units) and                 Class B Units will be outstanding (or                  Class B Units if the underwriters exercise in full their option to purchase additional common units).

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. will serve as the transfer agent for the common units and Class B Units. We will pay all fees charged by the transfer agent for transfers of common units and Class B Units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit or Class B Unit; and

•	other similar fees or charges.

Unless our general partner determines otherwise in respect of some or all of any classes of our partnership interests, our partnership interests will be evidenced by book-entry notation on our partnership register and not by physical certificates.

There will be no charge to our common unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units and Class B Units

By transfer of our common units in accordance with our partnership agreement, each transferee of common units and Class B Units shall be admitted as a limited partner with respect to the class of units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements entered into in connection with our formation and this offering.

Notwithstanding the foregoing, Class B Units can only be transferred to affiliates of Diamondback, and then only together with an equal number of Rattler LLC Units.

A transferee will become a substituted limited partner of our partnership for the transferred units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers.

We may, at our discretion, treat the nominee holder of a common unit or Class B Unit, as applicable, as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units and Class B Units are securities and are transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units or Class B Units.

Until a common unit or Class B Unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or securities exchange regulations.

Exchange Listing

We intend to apply for listing of our common units on Nasdaq under the symbol “RTLR.” Our Class B Units will not be listed on any securities exchange.

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. Our partnership agreement is included in this prospectus as Appendix A. We will provide investors and prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of cash, please read “Cash Distribution Policy and Restrictions on Distributions;” and

•	with regard to the transfer of common units, please read “Description of Our Units—Transfer of Common Units and Class B Units.”

Organization and Duration

We were organized in July 2018 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than those relating to the midstream energy business, other than activities relating to the Fasken Center, our general partner currently has no plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or our limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that call for the approval of a “unit majority” require the approval of a majority of the outstanding common units and the Class B Units, voting together as a single class.

Following the completion of this offering, Diamondback will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment which requires a unit majority by virtue of its approximately     % ownership of our common units and Class B Units (or approximately     % if the underwriters exercise in full their option to purchase additional common units).

In voting their common units or Class B Units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. The holders of a majority of the common units and Class B Units (including common units or Class B Units deemed owned by our general partner) represented in person or by proxy shall constitute a quorum at a meeting of such unitholders, unless any such action requires approval by holders of a greater percentage of such units in which case the quorum shall be such greater percentage.

The following is a summary of the vote requirements specified for certain matters under our partnership agreement.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a unit majority, excluding units held by our general partner and its affiliates, if any, is required for the withdrawal of our general partner prior to , 20 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Class B Units

Following the completion of this offering, Diamondback will hold the same number of Class B Units and Rattler LLC Units. Each Class B Unit is entitled to one vote on matters that are submitted to our holders of Class B Units for a vote. If at any time Diamondback or any other record holder of one or more Class B Units does not hold an equal number of Class B Units and Rattler LLC Units, we will issue additional Class B Units to such holder or cancel Class B Units held by such holder, as applicable, such that the number of Class B Units held by such holder is equal to the number of Rattler LLC Units held by such holder. Our common units and the Class B Units are treated as a single class on all such matters submitted for a vote of our unitholders. Additional limited partner interests having special voting rights could also be issued. Please read “—Issuance of Additional Partnership Interests” below.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

We conduct business in Texas. We may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a partner or member of our subsidiaries may require compliance with legal requirements in the jurisdictions in which such subsidiaries conduct business, including qualifying such entities to do business in such locations.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders. However, subject to certain limited exceptions, we will not issue any additional common units unless we contribute the net cash proceeds or other consideration received from the issuance of such additional common units to Rattler LLC in exchange for an equivalent number of Rattler LLC Units.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our current or future subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The common unitholders do not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in a manner not adverse to us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Following the completion of this offering, Diamondback will own an aggregate of              common units and             Class B Units, representing an aggregate     % limited partner interest (or              common units and             Class B Units, representing an aggregate     % limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state;

•	a change in our fiscal year or taxable year and related changes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or Diamondback or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	merger or conveyance pursuant to our partnership agreement; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners, and is not permitted to be adopted by our general partner without limited partner approval, will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any such amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any such amendment that would reduce the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding common units and Class B Units, voting together as a single class, constitute not less than the voting requirement sought to be reduced. Any such amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner has no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our common unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our common units will be an identical unit of our partnership following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our common unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability under Delaware law of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as set forth in our partnership agreement. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to         ,              without obtaining the approval of the holders of at least a majority of the outstanding units, excluding units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after             ,         , our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a unit majority. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. Following the completion of this offering, an affiliate of our general partner will own approximately      % of our outstanding units.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph. In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of any unitholder. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.

Transfer of Ownership Interests in the General Partner

At any time, the owner of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our common unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Rattler Midstream GP LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 97% of the limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ notice. If our general partner and its affiliates (including Diamondback) reduce their ownership to below 75% of the outstanding units, the ownership threshold to exercise the call right will be permanently reduced to 80%. The common units and Class B Units are considered limited partner interests of a single class for these provisions. The purchase price in the event of this purchase is the greater of:

•

the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date that is three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “United States Federal Income Tax Considerations—Consequences to U.S. Holders—Sale, Exchange, Certain Redemptions, or Other Taxable Disposition” and “United States Federal Income Tax Considerations—Gain on Disposition of Common Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on our ability to operate our assets or generate revenues from our assets, our partnership agreement provides our general partner the power to amend our partnership agreement. If our general partner, with the advice of counsel, determines that the tax status (or lack of proof thereof) of one or more of our limited partners (or their owners, to the extent relevant), has, or is reasonably likely to have, a material adverse effect on our ability to operate our assets or generate revenues from our assets, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on our ability to operate our assets or generate revenues from our assets or who fails to comply with the procedures instituted by our general partner to obtain proof of such person’s federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner (or its owners, to the extent relevant), then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (or their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our common unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed.

Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. Our general partner may postpone any meeting of unitholders one or more times for any reason by giving notice to the unitholders entitled to vote at such meeting. Our general partner may also adjourn any meeting of unitholders one or more times for any reason, including the absence of a quorum, without a vote of the unitholders.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Any notice, demand, request, report or proxy material required or permitted to be given or made to record unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of units in accordance with our partnership agreement, each transferee of units shall be admitted as a limited partner with respect to the units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

•

any person who is or was serving as a manager, managing member, general partners, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year (or such shorter period as required by the SEC), an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter (or such shorter period as required by the SEC). We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website that we maintain.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed; and

•	such other information regarding our affairs as our general partner determines is just and reasonable.

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests, do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Our partnership agreement limits the rights to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units proposed to be sold by our general partner or any of its affiliates (including common units issued upon conversion of Class B Units) or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims and irrevocably waives the right to trial by jury. If any person brings any of the aforementioned claims, suits, actions or proceedings and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding. These provisions apply to all claims, suits, actions or proceedings described in this paragraph, including claims under the federal securities laws, to the extent permitted by applicable law.

By purchasing a unit, a holder of units is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings.

RATTLER LLC LIMITED LIABILITY COMPANY AGREEMENT

The following is a summary of the material provisions of the limited liability company agreement of Rattler LLC. The limited liability company agreement of Rattler LLC is included in this prospectus as Appendix B. We will provide prospective investors with a copy of the limited liability company agreement upon request at no charge.

Since the partnership owns all of the managing member interests of Rattler LLC, determinations made by us under the limited liability company agreement will be made by our general partner.

Organization and Duration

Rattler LLC was formed in July 2014 and will have a perpetual existence unless terminated under the terms of the limited liability company agreement.

Purpose

Rattler LLC’s purpose under the limited liability company agreement is limited to any business activity that is approved by its managing member and that lawfully may be conducted by a limited liability company organized under Delaware law; provided that the managing member shall not cause Rattler LLC to take any action that the managing member determines would be reasonably likely to cause Rattler LLC to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although we have the ability to cause Rattler LLC to engage in activities other than those related to the midstream energy business, other than activities relating to the Fasken Center, we have no current plans to do so and may decline to do so free of any duty or obligation whatsoever to Rattler LLC or the non-managing members, including any duty to act in the best interests of Rattler LLC or the non-managing members. We are authorized in general to perform all acts we determine to be necessary or appropriate to carry out Rattler LLC’s purposes and to conduct its business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” We are not obligated to make any capital contributions.

Management; Voting Rights

The business, property and affairs of Rattler LLC are managed under the sole, absolute and exclusive direction of the managing member, which may from time to time delegate authority to its officers or to others to act on behalf of Rattler LLC. No non-managing member, in his or her capacity as such, has the right to participate in or have any control over the business of Rattler LLC.

Except as expressly provide in the limited liability company agreement, no non-managing member has the right to vote on any matter involving Rattler LLC, including with respect to any merger, consolidation, combination or conversion of Rattler LLC, or any other matter that a member might otherwise have the ability to vote or consent with respect to under the Delaware Limited Liability Company Act, or the Delaware LLC Act, at law, in equity or otherwise.

Limited Liability

Under the Delaware LLC Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the limited liability company, other than liabilities to members on account of their membership interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the limited liability company. For the purpose of determining the fair value of the assets of a limited liability company, the Delaware LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited liability company only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware LLC Act provides that a member who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware LLC Act shall be liable to the limited liability company for the amount of the distribution for three years.

Applicable Law; Forum, Venue and Jurisdiction

The limited liability company agreement is governed by Delaware law. The limited liability company agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the limited liability company agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the limited liability company agreement or the duties, obligations or liabilities among members or of members to Rattler LLC, or the rights or powers of, or restrictions on, the members or Rattler LLC);

•	brought in a derivative manner on our behalf;

•

asserting a claim of breach of a duty (including a fiduciary duty) owed by any director, officer or other employee of our general partner or Rattler LLC, or owed by the managing member, to Rattler LLC or the non-managing members;

•	asserting a claim arising pursuant to any provision of the Delaware LLC Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims and irrevocably waives the right to trial by jury.

If any person brings any of the aforementioned claims, suits, actions or proceedings and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse Rattler LLC and its affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding.

By purchasing a Rattler LLC Unit, a member is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other Delaware courts) in connection with any such claims, suits, actions or proceedings.

Issuance of Additional Membership Interests

The limited liability company agreement authorizes Rattler LLC to issue an unlimited number of additional membership interests for the consideration and on the terms and conditions determined by its managing member without the approval of any non-managing member.

At any time when we issue additional common units, we will contribute the net cash proceeds or other consideration received, if any, from the issuance of such common units in exchange for an equivalent number of

Rattler LLC Units. In addition, if we issue common units pursuant to the Exchange Agreement or pursuant to a distribution (including any split or combination) of common units to all of the holders of common units, Rattler LLC will, if necessary, issue to us an equivalent number of Rattler LLC Units, such that the number of Rattler LLC Units held by us is equal to the number of common units in the partnership outstanding.

In the event that Rattler LLC issues Rattler LLC Units to, or cancels Rattler LLC Units held by, any person other than us, we will issue Class B Units to such person or cancel Class B Units held by such person, as applicable, such that the number of Class B Units held by such person is equal to the number of Rattler LLC Units held by such person.

Transfer of Rattler LLC Units

By transfer of Rattler LLC Units in accordance with the limited liability company agreement, each transferee of Rattler LLC Units will be admitted as a member with respect to the Rattler LLC Units transferred when such transfer or admission is reflected in Rattler LLC’s register and such member becomes the record holder of the Rattler LLC Units so transferred.

At any time, the non-managing member may exchange its Rattler LLC Units (together with its Class B Units) for common units of the partnership pursuant to and in accordance with the Exchange Agreement and our partnership agreement upon a good faith written determination by Rattler LLC, that there is sufficient net built-in gains or net built-in losses (or items thereof) attributable to Rattler LLC’s assets to make an allocation pursuant to the limited liability company agreement to equalize the members’ capital account equal to its percentage interests. The limited liability company agreement also provides for additional transfer restrictions of Rattler LLC Units.

Distributions and Allocations

Rattler LLC will make distributions, if any, to all record holders of Rattler LLC Units, pro rata.

Amendment of the Limited Liability Company Agreement

The limited liability company agreement may be amended, supplemented, waived or modified by the written consent of the managing member in its sole discretion without the approval of any other member or person; provided that except as otherwise provided in the limited liability company agreement, no amendment may modify the limited liability of any member, or increase the liabilities or obligations of any member, in each case, without the consent of each such affected member. Any amendment to the limited liability company agreement may be implemented and reflected in a writing executed solely by the managing member, and the non-managing member(s) will be deemed a party to and bound by such amendment.

Dissolution

Rattler LLC will continue as a limited liability company until dissolved under the limited liability company agreement. Rattler LLC will dissolve upon:

•	our election to dissolve it, if approved by the holders of units representing a unit majority;

•	there being no members, unless Rattler LLC is continued without dissolution in accordance with applicable Delaware law; or

•	the entry of a decree of judicial dissolution of Rattler LLC pursuant to the provisions of the Delaware Act.

Liquidation and Distribution of Proceeds

Upon Rattler LLC’s dissolution, unless it is continued as a new limited liability company, the liquidator authorized to wind up Rattler LLC’s affairs will, acting with all of our powers that are necessary or appropriate, liquidate Rattler LLC’s assets and apply the proceeds of the liquidation as set forth in the limited partnership agreement. The liquidator may defer liquidation or distribution of Rattler LLC’s assets for a reasonable period of time or distribute assets to members in kind if it determines that a sale would be impractical or would cause undue loss to Rattler LLC’s members.

Withdrawal or Removal of the Managing Member

We may not be removed as Rattler LLC’s managing member unless our general partner is removed as our general partner. If we are removed as the managing member of Rattler LLC, we will automatically be removed as the general partner or managing member of each of our subsidiaries of which we are the general partner or managing member.

Indemnification

Under the limited liability company agreement, in most circumstances, Rattler LLC will indemnify the following persons, to the fullest extent permitted by law, from and against any and all losses, claims, damages or similar events:

•	us;

•	any person who is or was an affiliate of the managing member;

•

any person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of Rattler LLC, any of Rattler LLC’s subsidiaries or any entity set forth in the preceding two bullet points;

•

any person who is or was serving as an officer, director, manager, managing member, general partner, employee, agent, general partner, fiduciary or trustee of another person owing certain duties to Rattler LLC or any of its subsidiaries at our request or the request of any of our affiliates;

•	any person who controls a managing member; and

•	any person designated by us.

Any indemnification under these provisions will only be out of Rattler LLC’s assets. Unless it otherwise agrees, we will not be personally liable for Rattler LLC’s indemnification obligations, or have any obligation to contribute or lend funds or assets to Rattler LLC to enable it to effectuate indemnification.

Books and Reports

We are required to keep appropriate books of Rattler LLC’s business at Rattler LLC’s principal offices. Rattler LLC’s fiscal year ends on December 31 of each year.

UNITS ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common units in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common units. We cannot predict the effect, if any, future sales of common units, or the availability of our common units for future sales, will have on the market price of our common units prevailing from time to time. The number of common units available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions could permit sales of substantial amounts of our common units in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our common units. These factors could also make it more difficult for us to raise funds through future offerings of our common units.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any common units purchased in this offering by officers and directors of our general partner under the directed unit program, which will be subject to the lock-up restrictions described below, or issued to Diamondback or its affiliates under the Exchange Agreement. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Additionally, any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 of the Securities Act, or Rule 144, or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three month period, the greater of:

•	1.0% of the total number of our common units outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

At the closing of this offering, any units acquired by our general partner or any of its affiliates, including the directors and executive officers of our general partner under the directed unit program will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type and at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “Our Partnership Agreement—Issuance of Additional Partnership Interests.”

Registration Rights Agreement

We plan to enter into a registration rights agreement with Diamondback and certain of its affiliates under which Diamondback and its affiliates will be entitled to certain registration rights with respect to any of our common units that they hold. Please read “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Registration Rights Agreement.” Diamondback and its affiliates will also be able to sell any common units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

Lock-Up Agreements

The executive officers and directors of our general partner and Diamondback and each person buying common units through the directed unit program have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

Registration Statement on Form S-8

Prior to the completion of this offering, we expect to adopt a new long-term incentive plan. If adopted, we intend to file a registration statement on Form S-8 under the Securities Act to register common units issuable under the long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, common units issued under the long-term incentive plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to applicable vesting requirements, Rule 144 limitations applicable to affiliates and the lock-up restrictions described above.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences related to the purchase, ownership and disposition of our common units by a taxpayer that holds our common units as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations and administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation or the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction, or under U.S. federal estate or gift tax laws. In addition, this summary does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	certain former citizens or long-term residents of the United States;

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons that hold or are deemed to sell our common units under the constructive sale provisions of the Code;

•	persons that acquired our common units through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	real estate investment trusts or regulated investment companies;

•

persons that hold our common units as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and

•	persons that hold in excess of 5% of our common units.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common units, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. Accordingly, we urge partners of a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) investing in our common units to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common units by such partnership.

YOU ARE ENCOURAGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON UNITS ARISING UNDER THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Corporate Status

Although we are a Delaware limited partnership, we will elect to be treated as a corporation for U.S. federal income tax purposes. As a result, we are subject to tax as a corporation and distributions on our common units will be treated as distributions on corporate stock for U.S. federal income tax purposes. No Schedule K-1 will be issued with respect to our common units purchased pursuant to this offering, but instead holders of common units purchased pursuant to this offering will receive a Form 1099 from us with respect to distributions received on our common units.

Consequences to U.S. Holders

The discussion in this section is addressed to holders of our common units who are U.S. holders for U.S. federal income tax purposes. A U.S. holder for purposes of this discussion is a beneficial owner of our common units and who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) whose administration is subject to the primary supervision of and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election to be treated as a United States person.

Distributions

Distributions with respect to our common units will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of a distribution with respect to our common units exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in such common units, which reduces such basis dollar-for-dollar, and thereafter as capital gain from the sale or exchange of such common units. Non-corporate holders that receive distributions on our common units that are treated as dividends for U.S. federal income tax purposes generally will be subject to U.S. federal income tax at a maximum tax rate of 20% on such dividends provided certain holding period requirements are met.

You are encouraged to consult your tax advisor as to the tax consequences of receiving distributions on our common units that do not qualify as dividends for U.S. federal income tax purposes, including, in the case of prospective corporate investors, the inability to claim the corporate dividends received deduction with respect to such distributions.

Sale, Exchange, Certain Redemptions, or Other Taxable Disposition

A U.S. holder generally will recognize capital gain or loss on a sale, exchange, certain redemptions, or other taxable disposition of our common units equal to the difference, if any, between the amount realized upon the disposition of such common units and the U.S. holder’s adjusted tax basis in those common units. A U.S. holder’s tax basis in the common units generally will be equal to the amount paid for such common units reduced (but not below zero) by distributions received on such common units that are not treated as dividends for U.S. federal income tax purposes. Such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the common units sold or disposed of is more than one year. Long-term capital gains of individuals generally are subject to a reduced U.S. federal income tax rate. The deductibility of net capital losses is subject to limitations.

Backup Withholding and Information Reporting

Information returns generally will be filed with the IRS with respect to distributions on our common units and the proceeds from a disposition of our common units. U.S. holders may be subject to backup withholding (at a rate of 24%) on distributions with respect to our common units and on the proceeds of a disposition of our common units unless such U.S. holders furnish the applicable withholding agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establish, in the manner prescribed by law, an exemption from backup withholding. Penalties apply for failure to furnish correct information and for failure to include reportable payments in income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be creditable against a U.S. holder’s U.S. federal income tax liability, and the U.S. holder may be entitled to a refund, provided the U.S. holder timely furnishes the required information to the IRS. U.S. holders are urged to consult their own tax advisors regarding the application of the backup withholding rules to their particular circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding.

3.8% Tax on Net Investment Income

Certain U.S. holders that are individuals, trusts or estates will be subject to an additional tax at a rate of 3.8% on certain net investment income, which generally will include dividends received and gain recognized with respect to our common units. For individual U.S. holders, this additional tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals a U.S. holder’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents and capital gains. U.S. holders are urged to consult their own tax advisors regarding the application of this additional net investment income tax to their particular circumstances.

Consequences to Non-U.S. Holders

The discussion in this section is addressed to holders of our common units who are non-U.S. holders for U.S. federal income tax purposes. For purposes of this discussion, a non-U.S. holder is a beneficial owner of our common units that is an individual, corporation, estate or trust that is not a U.S. holder as defined above.

Distributions

Distributions with respect to our common units will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution treated as a dividend paid to a non-U.S. holder on our common units generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution or such lower rate as may be specified by an applicable income tax treaty. To the extent a distribution exceeds our current and accumulated earnings and profits, such distribution will reduce the non-U.S. holder’s adjusted tax basis in its common units (but not below zero). The amount of any such distribution in excess of the non-U.S. holder’s adjusted tax basis in its common units will be treated as gain from the sale of such common units and will have the tax consequences described below under “—Gain on Disposition of common units.” The rules applicable to distributions by a United States real property holding corporation, or, a USRPHC, to non-U.S. persons that exceed current and accumulated earnings and profits are not clear. As a result, it is possible that U.S. federal income tax at a rate not less than 15% (or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC) may be withheld from distributions received by non-U.S. holders that exceed our current and accumulated earnings and profits. To receive the benefit of a reduced treaty rate on distributions, a non-U.S. holder must provide the withholding agent with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Non-U.S. holders are encouraged to consult their tax advisors regarding the withholding rules applicable to distributions on our common units, the requirement for claiming treaty benefits, and any procedures required to obtain a refund of any overwithheld amounts.

Distributions treated as dividends that are paid to a non-U.S. holder and are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing to the applicable withholding agent a properly executed IRS Form W-8ECI (or successor form) certifying eligibility for exemption. If a non-U.S. holder is a corporation, it may also be subject to a “branch profits tax” (at a 30% rate or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Common Units

Subject to the withholding requirements under FATCA (as defined below), a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common units unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	our common units constitute a United States real property interest by reason of our status as a USRPHC for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such gain.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our common units continue to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the

non-U.S. holder’s holding period for the common units, more than 5% of our common units will be taxable on gain realized on the disposition of our common units as a result of our status as a USRPHC. If our common units were not regularly traded during the calendar year in which the relevant disposition by a non-U.S. holder occurs, such non-U.S. holder (regardless of the percentage of our common units owned) would be subject to U.S. federal income tax on a taxable disposition of our common units (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition. Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common units.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder, the name and address of the recipient, and the amount, if any, of tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make such reports available to tax authorities in the recipient’s country of residence.

Payments of distributions to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, provided that the withholding agent does not have actual knowledge, or reason to know, that the beneficial owner is a United States person that is not an exempt recipient.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common units effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the rate of 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common units effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common units effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance issued thereunder, or FATCA, impose a 30% withholding tax on any distributions paid on our common units and on the gross proceeds from a disposition of our common units (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any

“substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification (generally on an IRS Form W-8BEN-E) identifying each direct and indirect substantial United States owner of the entity; or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON UNITS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

INVESTMENT IN RATTLER MIDSTREAM PARTNERS LP BY EMPLOYEE BENEFIT PLANS

Investment in our common units is generally open to institutions, including pension and other funds subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA. An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, restrictions imposed by Section 4975 of the Code, and/or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, or, collectively, Similar Laws. For these purposes the term “employee benefit plan,” or a Plan, includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities, or IRAs, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts or arrangements. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a Plan or the management or disposition of the assets of a Plan, or who renders investment advice to a Plan for a fee or other compensation, is generally considered to be a fiduciary of the Plan, or a Plan Fiduciary. Among other things, whether or not subject to ERISA or the Code, a Plan Fiduciary should consider whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a Plan Fiduciary’s duties to the plan including, without limitation:

•	whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws, if applicable;

•	whether the investment provides sufficient liquidity to permit benefit payments to be made as they become due;

•	any requirement that the Plan Fiduciary annually value the assets of the plan;

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws, since there is a high degree of risk in purchasing common units;

•	whether the investment is for the exclusive purpose of providing benefits to participants and their beneficiaries; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

Plans investing in common units have no assurance of a full return of the amount invested. Each Plan Fiduciary must carefully consider the appropriateness of investing the assets of its plan in our common units and, before deciding to invest in our common units, must be satisfied that investment in our common units is prudent for the plan, that the investments of the plan, including its investment in our common units, are diversified so as to minimize the risks of large losses and that an investment in our common units complies with and is authorized by the appropriate governing instrument and is a proper investment for the plan. Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan.

The U.S. Department of Labor, or DOL, has issued new regulations that redefine the term “fiduciary” and when a party becomes a fiduciary in connection with the provision of “investment advice” in the context of plan investment decisions. The new DOL fiduciary rule provides an exception that excludes from the definition of investment advice, recommendations to independent fiduciaries with financial expertise that are acting on behalf of plans in arm’s length transactions, if certain conditions are met. The independent fiduciary must be a bank, insurance carrier qualified to do business in more than one state, investment adviser registered under the Investment Advisers Act of 1940 or by a state, broker-dealer registered under the Exchange Act, or any other independent fiduciary that holds, or has under management or control, assets of at least $50 million, and: (i) The person making the recommendation must know or reasonably believe that the independent fiduciary of the plan is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (the person may rely on written representations from the plan or independent fiduciary to satisfy this condition); (ii) the person must fairly inform the independent fiduciary that the person is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transaction and must fairly inform the independent fiduciary of the existence and nature of the person’s financial interests in the transaction; (iii) the person must know or reasonably believe that the independent fiduciary of the plan is a fiduciary under ERISA or the Code, or both, with respect to the transaction and is responsible for exercising independent judgment in evaluating the transaction (the person may rely on written representations from the plan or independent fiduciary to satisfy this condition); and (iv) the person cannot receive a fee or other compensation directly from the plan, Plan Fiduciary, plan participant or beneficiary, IRA, or IRA owner for the provision of investment advice (as opposed to other services) in connection with the transaction.

Although the current status of the new fiduciary regulations is unsettled (in March 2018, the Fifth Circuit vacated the regulations two days after the Tenth Circuit affirmed the rule), we reserve the right to require certain representations or assurances from prospective investors subject to ERISA to determine compliance with ERISA provisions and to establish that the prospective ERISA investor is and will remain represented by a fiduciary independent of our general partner, the partnership, Rattler LLC, their affiliates, and their respective members, partners, managers, stockholders, officers, directors, and employees, who is capable of evaluating investment risks independently, both in general and with regard to the particular transactions and investment strategies relating to our common units and who will be responsible for exercising independent judgment in evaluating such investment. If the prospective ERISA investor cannot make the representations set forth above, the prospective ERISA investor must immediately contact our general partner and the subscription will not be accepted unless specifically agreed to by our general partner.

Prohibited Transactions. Section 406 of ERISA and Section 4975 of the Code prohibit plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the Plan Fiduciary that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The DOL has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of Interests, although there can be no assurance that all of the conditions of any such exemptions will be satisfied. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts, and PTCE 96-23 respecting transactions determined by in-house asset managers. Because of the foregoing, our common units should not be purchased or held by any plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable Similar Laws. By its purchase, each prospective investor will be deemed to have represented that either (i) it is not a plan that is subject to the prohibited transaction rules of ERISA or the Code, (ii) it is not an entity whose assets include assets of a plan or (iii) its investment in the Fund will not constitute a non-exempt prohibited transaction under ERISA or the Code.

Plan Assets. The DOL has adopted regulations that treat the assets of certain pooled investment vehicles as “plan assets,” or the “look-through rule,” for purposes of the reporting, disclosure, prohibited transaction and fiduciary responsibility provisions of ERISA and the Code. Section 3(42) of ERISA defines the term “Plan Assets” to mean plan assets as defined by such regulations as the DOL may prescribe. In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws. The term “Benefit Plan Investors” includes any employee benefit plan subject to part 4 of subtitle B of Title I of

ERISA (i.e., plans subject to the fiduciary provisions of ERISA), any plan to which the prohibited transaction provisions of Section 4975 of the Code apply (e.g., IRAs and Keogh plans), and any entity whose underlying assets include Plan Assets by reason of a Plan’s investment in such entity.

The Department of Labor plan assets regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•

the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

•

the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

•

there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

We believe that the look-through rule will not apply to an investment in our common units and the underlying interests in the partnership will not be considered plan assets, during any period that our common units are publicly offered securities. If the underlying assets of the partnership or Rattler LLC are considered assets of Benefit Plan Investors, our general partner, as a fiduciary of the partnership, will be a “party in interest” as defined in ERISA and a “disqualified person” as defined in the Code with respect to the plan. Generally, the fiduciary provisions of ERISA require fiduciaries of a plan to act for the exclusive benefit of the participants and the beneficiaries of the plans whose assets they manage, to employ the care, skill, prudence and diligence that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims, to diversify investments so as to minimize the risks of large losses, and to comply with constituent documents of such plans. The Plan Fiduciary of a plan, and not our general partner as an investment manager of only a portion of a plan’s assets, is responsible for the overall diversification of the assets of such plan.

If the underlying assets of the partnership or Rattler LLC are considered assets of Benefit Plan Investors under ERISA and a prohibited transaction were to occur, or the acquisition of our common units by a Benefit Plan Investor were to constitute a prohibited transaction, and no exemption were available, then our general partner and any other Plan Fiduciary or “party in interest” that has engaged in the prohibited transaction could be required (i) to restore to the plan any profit realized on the transaction and (ii) to reimburse the plan for any losses suffered by the plan as a result of such investment. In addition, each “disqualified person” (within the meaning of Code section 4975) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year such transaction continues and, unless such transaction were corrected within statutorily required periods, to an additional tax of 100%. Plan Fiduciaries who decide to invest in or common units could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investing in our common units or as co-fiduciaries for actions taken by or on behalf of the partnership, our general partner, or Rattler LLC. The DOL also may assess an additional 5% civil penalty on a prohibited transaction and is required to assess a 20% civil penalty on any amount recovered from a Plan Fiduciary or from any other person who knowingly participates in a breach of fiduciary responsibility by a Plan Fiduciary if such amount is recovered pursuant to a settlement with the DOL or ordered by a court. This mandatory 20% civil penalty is reduced by the amount of any other civil penalty or excise tax imposed in connection with a prohibited transaction. For IRAs that invest in our common units, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, could cause the IRA to lose its tax-exempt status.

Furthermore, unless appropriate administrative exemptions were available or were obtained, the partnership would be restricted from acquiring an otherwise desirable investment or from entering into an otherwise favorable transaction, if such acquisition or transaction would constitute a “prohibited transaction.”

The information contained herein and in the other documentation provided to investors in connection with an investment in our common units is intended to satisfy the alternative reporting option for “eligible indirect compensation” on Schedule C of the Form 5500, in addition to the other purposes for which such documents were created. PLAN FIDUCIARIES CONTEMPLATING A PURCHASE OF COMMON UNITS SHOULD CONSULT WITH THEIR OWN COUNSEL REGARDING THE CONSEQUENCES UNDER ERISA, THE INTERNAL REVENUE CODE AND ANY OTHER APPLICABLE SIMILAR LAWS IN LIGHT OF THE SERIOUS PENALTIES IMPOSED ON PERSONS WHO ENGAGE IN PROHIBITED TRANSACTIONS OR OTHER VIOLATIONS.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that Plan Fiduciaries, or other persons considering purchasing our common units on behalf of, or with the assets of, any plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the common units. Acceptance of subscriptions on behalf of Benefit Plan Investors is in no respect a representation by the partnership, our general partner, Rattler LLC or any other party that this investment meets all relevant legal requirements with respect to investments by any particular plan. A Plan Fiduciary, by investing in our common units, signifies its informed consent to the risks involved in doing so and to the business terms of the partnership. Moreover, Similar Laws governing the investment and management of the assets of governmental, certain church or non-U.S. plans may contain fiduciary and prohibited transaction requirements similar to those under ERISA and the Code (as discussed above). Accordingly, fiduciaries of such governmental, church or non-U.S. plans, in consultation with their advisors, should consider the effect of their respective laws and regulations on an investment in our common units and the considerations discussed above, if applicable.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                  , we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives, the following respective numbers of common units:

Underwriters	Number of Common Units
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC

Total

The underwriting agreement provides that the underwriters are obligated, severally and not jointly, to purchase all the common units in the offering if any are purchased, other than those common units covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. Sales of common units outside of the United States may be made by affiliates of the underwriters.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                additional common units at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common units. If any common units are purchased with this option, the underwriters will purchase such common units in approximately the same proportion as shown in the table above.

The underwriters propose to offer the common units initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per common unit. The underwriters and selling group members may allow a discount of $         per common units on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Common Unit		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We have also agreed to reimburse the underwriters for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, our common units or securities convertible into or exchangeable or exercisable for any of our common units, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus.

Our general partner, and the executive officers and directors of our general partner, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common units or securities convertible into or exchangeable or exercisable for any of our common units, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common units, whether any of these transactions are to be settled by delivery of our common units or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus.

The underwriters have reserved for sale at the initial public offering price up to     % of the common units being offered by this prospectus for sale to the directors, director nominees and executive officers of our general partner who have expressed an interest in purchasing common units in the offering. If purchased by these persons, these common units will be subject to a 180-day lock-up restriction. The number of common units available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same terms as the other common units.

We will apply to list the common units on Nasdaq, under the symbol “RTLR.” In connection with the listing of the common units on Nasdaq, the underwriters will undertake to sell round lots of 100 common units or more to a minimum of                beneficial owners.

Prior to this offering, there has been no public market for our common units. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the common units following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the common units will trade in the public market subsequent to this offering or that an active trading market for the common units will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common units over-allotted by the underwriters is not greater than the number of common units that they may purchase in the over-allotment option. In a naked short position, the number of common units involved is greater than the number of common units in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing common units in the open market.

•

Syndicate covering transactions involve purchases of common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common units who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common units until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result the price of our common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of common units to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Directed Unit Program

At our request, the underwriters have reserved up to      % of the common units being offered by this prospectus (excluding the common units that may be issued upon the underwriters’ exercise of their option to purchase additional common units) for sale at the initial public offering price to persons who are directors, officers or employees of our general partner and its affiliates and certain other persons associated with us, as designated by us, by Merrill Lynch, Pierce, Fenner & Smith Incorporated through a directed unit program. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Except for certain of the officers and directors of our general partner who have entered into lock-up agreements, each person buying common units through the directed unit program has agreed that, for a period of three months from the date of this prospectus, he or she will not, without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, sell, transfer, assign, pledge or hypothecate any common units with respect to units purchased in the program. For certain officers and directors of our general partner purchasing common units through the directed unit program, the lock-up agreements described above shall govern with respect to their purchases. Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce,

Fenner & Smith Incorporated and J.P. Morgan Securities LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors of our general partner, shall be with notice. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered by this prospectus. We have agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated and the underwriters in connection with the directed unit program, including for the failure of any participant to pay for its units.

Conflicts of Interest

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. We anticipate that affiliates of                 will be lenders under Rattler LLC’s new revolving credit facility and will receive origination fees and expenses funded by a portion of the proceeds of this offering. Additionally, affiliates of certain of the underwriters are lenders under Diamondback’s revolving credit facility.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the common units or possession or distribution of this prospectus or any other offering or publicity material relating to the common units in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any common units or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of common units by it will be made on the same terms.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, each such person being referred to as a relevant person. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

The common units are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area, or EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended, MiFID II; or (ii) a customer within the meaning of Directive 2002/92/EC, as amended, the Insurance Mediation Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended, the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended, the PRIIPs Regulation, for offering or selling the common units or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the common units or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. This Prospectus has been prepared on the basis that any offer of common units in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. This Prospectus is not a prospectus for the purposes of the Prospectus Directive.

Hong Kong

The common units may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common units may not be circulated or distributed, nor may the common units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common units are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, common units and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the common units under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the common units will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The audited financial statements of Rattler Midstream LLC included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The statement of revenues and certain expenses of Fasken Midland LLC included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited financial statements of Rattler Midstream Partners LP included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 relating to the common units offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the common units offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement, of which this prospectus constitutes a part, including its exhibits and schedules, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website.

After the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the Public Reference Room maintained by the SEC or obtained from the SEC’s website as provided above. Following the completion of this offering, our website will be located at www.rattlermidstream.com. We intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our common unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our common unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

Diamondback is subject to the information requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC. You may read Diamondback’s filings on the SEC’s website and at the Public Reference Room described above or Diamondback’s website at www.diamondbackenergy.com. Diamondback’s common stock trades on Nasdaq under the symbol “FANG.” Information on Diamondback’s website or in Diamondback’s filings is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of being a publicly traded partnership and our capital programs. All statements in this prospectus about our forecasted results for the twelve months ending      , 2019 constitute forward-looking statements.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	Diamondback’s ability to meet its drilling and development plans on a timely basis or at all;

•	changes in general economic conditions;

•	competitive conditions in our industry;

•	actions taken by third party operators, gatherers, processors and transporters;

•	the demand for and costs of conducting midstream infrastructure services;

•	our ability to successfully implement our business plan;

•	our ability to complete internal growth projects on time and on budget;

•	the price and availability of debt and equity financing;

•	the availability and price of crude oil and natural gas to the consumer compared to the price of alternative and competing fuels;

•	competition from the same and alternative energy sources;

•	energy efficiency and technology trends;

•	operating hazards and other risks incidental to our midstream services;

•	natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	interest rates;

•	labor relations;

•	defaults by Diamondback under our commercial agreements;

•	our lack of asset and geographic diversification;

•	changes in availability and cost of capital;

•	increases in our tax liability;

•	the effect of existing and future laws and government regulations;

•	the effects of future litigation; and

•	certain factors discussed elsewhere in this prospectus.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

RATTLER MIDSTREAM PARTNERS LP

PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma combined balance sheet as of June 30, 2018 and the unaudited pro forma combined statements of operations for the year ended December 31, 2017 and the six months ended June 30, 2018 (together with the notes to the unaudited pro forma combined financial statements, the “pro forma financial statements”) of Rattler Midstream Partners LP (the “Partnership”). The unaudited pro forma combined financial statements, prepared in connection with the initial public offering (the “Offering”) of common units representing limited partner interests in the Partnership, have been derived from the historical consolidated financial statements of Rattler Midstream LLC (“Rattler LLC”), the accounting predecessor of the Partnership formed by Diamondback Energy, Inc. (“Diamondback”) to, among other things, provide midstream services to Diamondback, and Fasken Midland LLC (“Fasken Midland”), the entity from which Diamondback, through its wholly-owned subsidiary Tall City Towers LLC (“Tall Towers”), acquired on January 31, 2018 and contributed to Rattler LLC effective January 31, 2018, certain real property and related assets in Midland, Texas (the “Fasken Center”) for a purchase price of approximately $110.0 million, which are included elsewhere in this prospectus.

The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma combined financial statements provide a more detailed discussion of how such adjustments were derived and presented in the unaudited pro forma financial information. The unaudited pro forma financial information should be read in conjunction with “Capitalization,” “Use of Proceeds,” “Selected Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “Unaudited Condensed Consolidated Financial Statements” of Rattler LLC, which include Tall Towers from the date of contribution on January 31, 2018, the “Financial Statements” of Rattler LLC and the “Statement of Revenues and Certain Expenses” of Fasken Midland.

The unaudited pro forma financial information has been prepared to reflect adjustments to Rattler LLC’s historical financial information that are (i) directly attributable to the Offering and (ii) factually supportable, and with respect to the unaudited pro forma combined statement of operations, expected to have a continuing impact on the Partnership’s results.

These transactions reflected in the accompanying pro forma combined financial statements include:

•	the contribution to the Partnership by Diamondback in relation to the Class B Units of $1.0 million in cash;

•	the contribution to the Partnership by the Partnership’s general partner in relation to the Class B Units of $1.0 million in cash;

•	issuance of Class B Units to Diamondback and the issuance by Rattler LLC of an equal number of Rattler LLC Units to Diamondback;

•	the Partnership’s issuance of common units pursuant to this offering in exchange for net proceeds of approximately $ million;

•	the Partnership’s contribution of all of the net proceeds from the Offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued;

•	Rattler LLC’s distribution of a portion of those net proceeds to Diamondback and retention of a portion of the net proceeds for general company purposes, including to fund future capital expenditures;

•	Rattler LLC’s entrance into a new $ million revolving credit facility; and

•

the acquisition of the Fasken Center by Diamondback and contribution to Rattler LLC of all the membership interests in Tall Towers, as if such transactions occurred on January 1, 2017 for the purposes of preparing unaudited pro forma combined statement of operations.

Rattler LLC’s businesses, contributed from Diamondback or its affiliates, include (i) crude oil and natural gas gathering and transportation systems, (ii) saltwater gathering and disposal systems, (iii) fresh water sourcing and distribution systems and (iv) real estate operations.

RATTLER MIDSTREAM PARTNERS LP

PRO FORMA COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31, 2017
	Rattler LLC Historical	Fasken Midland Historical	Pro Forma Adjustments		Pro Forma Partnership
	(in thousands)
Revenues:
Revenues—related party	$38,414	$—	$—		$38,414
Surface use	881	—	—		881
Rental income—related party	—	11,128	—		11,128
Rental income—third party	—	1,109	—		1,109
Other real estate income	—	—	—		—

Total revenues	39,295	12,237	—		51,532

Costs and expenses:
Direct operating expenses	10,557	2,800	—		13,357
Depreciation, amortization and accretion	3,486	—	7,597	(a)	11,083
General and administrative expenses	1,265	622	—		1,887

Total expenses	15,308	3,422	7,597		26,327

Income from operations	23,987	8,815	(7,597)		25,205
Other income:
Income from equity investment	1,366	—	—		1,366

Total other income	1,366	—	—		1,366

Net income before income taxes	25,353	8,815	(7,597)		26,571

Provision for (benefit from) income taxes	4,688	3,195	(2,753	)(f)	5,130

Net income	$20,665	$5,620	$(4,844)		$21,441

Net income attributable to non-controlling interest
Net income attributable to Rattler Midstream Partners LP
General partner’s interest in net income attributable to Rattler Midstream Partners LP
Limited partners’ interest in net income attributable to Rattler Midstream Partners LP
Common units
Net income per limited partner unit
Common units
Weighted average number of limited partner units outstanding
Common units

The accompanying notes are an integral part of these unaudited pro forma financial statements.

RATTLER MIDSTREAM PARTNERS LP

PRO FORMA COMBINED BALANCE SHEET

	As of June 30, 2018
	Rattler LLC Historical	Pro Forma Adjustments	Pro Forma Partnership
	(in thousands)
Assets
Current assets:
Cash	$4,478	$	$4,478
Accounts receivable—related party	5,915		5,915
Fresh water inventory	5,969		5,969
Other current assets	733		733

Total current assets	17,095		17,095

Equity method investment	—		—
Property, plant and equipment:
Land	70,227		70,227
Property, plant and equipment	343,325		343,325
Accumulated depreciation, amortization and accretion	(17,702)		(17,702)

Property, plant and equipment, net	395,850		395,850
Real estate assets, net	95,106		95,106
Intangible lease assets, net	12,500		12,500

Total assets	$520,551	$	$520,551

Liabilities and Member’s Equity
Current liabilities:
Accounts payable	$178	$	$178
Accrued liabilities	15,427		15,427

Total current liabilities	15,605		15,605

Asset retirement obligations	453		453
Deferred income taxes	3,500		3,500

Total liabilities	19,558		19,558

Member’s equity / partners’ capital:
Member’s equity—Diamondback	500,993		500,993
Unitholders—Diamondback	—		—
Unitholders—public	—		—
General partner—Diamondback	—		—
Non-controlling interest—Diamondback	—		—
Total member’s equity / partners’ capital	—		—

Total liabilities and member’s equity	$520,551	$	$520,551

The accompanying notes are an integral part of these unaudited pro forma financial statements.

RATTLER MIDSTREAM PARTNERS LP

PRO FORMA COMBINED STATEMENT OF OPERATIONS

	Six Months Ended June 30, 2018 Rattler LLC Historical	For Period from January 1 to 31, 2018 Fasken Midland Historical	Six Months Ended June 30, 2018 Pro Forma Adjustments		Six Months Ended June 30, 2018 Pro Forma Partnership
	(in thousands)
Revenues:
Revenues—related party	$77,801	$—	$—		$77,801
Surface use	361	—	—		361
Rental income—related party	1,011	157	—		1,168
Rental income—third party	3,966	730	—		4,696
Other real estate income	524	94	—		618

Total revenues	83,663	981	—		84,644

Costs and expenses:
Direct operating expenses	16,198	—	—		16,198
Costs of goods sold	13,518	—	—		13,518
Real estate operating expense	818	109	—		927
Depreciation, amortization and accretion	11,791	—	612	(a)	12,403
General and administrative expenses	680	109	—		789

Total expenses	43,005	218	612		43,835

Income from operations	40,658	763	(612)		40,809
Other expense:
Loss on sale of property, plant and equipment	(2,568)	—	—		(2,568)

Total other expense	(2,568)	—	—		(2,568)

Net income before income taxes	38,090	763	(612)		38,241
Provision for (benefit from) income taxes	8,222	170	(136	)(f)	8,256

Net income	$29,868	$593	$(476)		$29,985

Net income attributable to non-controlling interest
Net income attributable to Rattler Midstream Partners LP
General partner’s interest in net income attributable to Rattler Midstream Partners LP
Limited partners’ interest in net income attributable to Rattler Midstream Partners LP
Common units
Net income per limited partner unit
Common units
Weighted average number of limited partner units outstanding
Common units

The accompanying notes are an integral part of these unaudited pro forma financial statements.

RATTLER MIDSTREAM PARTNERS LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The unaudited pro forma financial statements have been derived from the audited consolidated financial statements of our accounting predecessor, Rattler LLC, and statement of revenues and certain expenses of Fasken Midland. The historical financial statements of Rattler LLC and statement of revenues and certain expenses of Fasken Midland are set forth elsewhere in this prospectus, and the unaudited pro forma financial statements for the Partnership should be read in conjunction with, and are qualified in their entirety by reference to, such historical financial statements and the related notes contained therein. The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and actual results may differ from the pro forma adjustments. However, management believes that these estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions.

The unaudited pro forma financial statements may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of Rattler LLC on the dates indicated, or the results that will be obtained in the future.

2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

For purposes of the unaudited pro forma combined balance sheet, it is assumed that the transactions had taken place on June 30, 2018. For purposes of the unaudited pro forma combined statements of operations, it is assumed that the transactions had taken place on January 1, 2017. The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of those transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments is provided as follows:

(a)	Adjustments to reflect additional depreciation, amortization and accretion expense that would have been recorded with respect to the Fasken Center, had such transaction occurred on January 1, 2017.

(b)	Reflects the estimated amortization of the deferred finance costs of $ related to the new revolving credit facility and estimated fees on the unused portion of the revolving credit facility.

(c)	Reflects the net adjustments to cash and cash equivalents, as follows (in thousands):

Gross proceeds from the offering	$
Underwriters’ discount and fees
Expenses and costs of the offering
Distribution of net proceeds from this offering to Diamondback

Cash pro forma adjustment	$

RATTLER MIDSTREAM PARTNERS LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(d)	The table below summarizes the pro forma adjustments to member’s equity / partners’ capital based on our expected partnership capital allocated in connection with the offering.

Member’s equity—Diamondback		$500,993
Proceeds from sale of common units
Underwriters’ discounts and fees
Expenses and costs of the offering
Distribution to Diamondback

Pro forma capitalization	$

Allocation of pro forma capitalization:
Common unitholders—public	$
Common unitholders—Diamondback
General partner—Diamondback
Non-controlling interest—Diamondback

Pro forma capitalization	$

(e)	Reflects the non-controlling interests with respect to Class B Units issued to Diamondback.

(f)

Income tax expense includes U.S. federal and state taxes on operations, as applicable. Rattler LLC is a flow-through entity for U.S. federal tax purposes and all tax attributes flow through to its members, Diamondback and the Partnership. Even though the Partnership is organized as a limited partnership under state law, it will be treated as a corporation for U.S. federal income tax purposes and will be subject to U.S. federal and state income tax at regular corporate rates. Rattler LLC’s net income in the pro forma combined statements of operations above reflect provisions for income taxes as if it had been a corporation.

RATTLER MIDSTREAM LLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Supplemental Pro Forma	As of
	June 30, 2018	June 30, 2018	December 31, 2017
	(In thousands)
Assets
Current assets:
Cash	$	$4,478	$8
Accounts receivable—related party		5,915	35,899
Fresh water inventory		5,969	—
Other current assets		733	—

Total current assets		17,095	35,907

Equity method investment		—	7,903
Property, plant and equipment:
Land		70,227	68,788
Property, plant and equipment		343,325	191,523
Accumulated depreciation, amortization and accretion		(17,702)	(4,988)

Property, plant and equipment, net		395,850	255,323
Real estate assets, net		95,106	—
Intangible lease assets, net		12,500	—
Other assets		—	472

Total assets	$	$520,551	$299,605

Liabilities and Member’s Equity
Current liabilities:
Accounts payable	$	$178	$1,685
Accrued liabilities		15,427	458

Total current liabilities		15,605	2,143

Asset retirement obligations		453	383
Deferred income taxes		3,500	4,471

Total liabilities		19,558	6,997

Commitment and contingencies
Member’s equity:
Diamondback		500,993	292,608

Total member’s equity		500,993	292,608

Total liabilities and member’s equity	$	$520,551	$299,605

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RATTLER MIDSTREAM LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2018	2017
	(In thousands)
Revenues:
Revenues—related party	$77,801	$16,205
Surface use	361	173
Rental income—related party	1,011	—
Rental income—third party	3,966	—
Other real estate income	524	—

Total revenues	83,663	16,378

Costs and expenses:
Direct operating expenses	16,198	3,155
Cost of goods sold (exclusive of depreciation and amortization shown below)	13,518	—
Real estate operating expenses	818	—
Depreciation, amortization and accretion	11,791	744
General and administrative expenses	680	292

Total costs and expenses	43,005	4,191

Income from operations	40,658	12,187
Other income (expense):
Loss on sale of property, plant and equipment	(2,568)	—
Income from equity investment	—	345

Total other income (expense)	(2,568)	345

Net income before income taxes	38,090	12,532
Provision for income taxes	8,222	4,448

Net income	$29,868	$8,084

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RATTLER MIDSTREAM LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN MEMBER’S EQUITY

Member’s Equity
(In thousands)
Balance January 1, 2018	$292,608
Net Income	29,868
Contributions	178,517
Distributions	—

Balance June 30, 2018	$500,993

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RATTLER MIDSTREAM LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2018	2017
	(In thousands)
Cash flows from operating activities:
Net income	$29,868	$8,084
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for deferred income taxes	8,222	4,406
Depreciation, amortization and accretion	11,791	744
Income from equity method investment	—	(345)
Loss on sale of property, plant and equipment	2,568	—
Changes in operating assets and liabilities:
Accounts receivable—related party	29,984	(11,518)
Accounts payable and accrued liabilities	6,370	998
Other	338	99

Net cash provided by operating activities	89,141	2,468

Cash flows from investing activities:
Additions to property, plant and equipment	(84,671)	—

Net cash used in investing activities	(84,671)	—

Cash flows from financing activities:
Net cash provided by financing activities	—	—

Net increase in cash	4,470	2,468
Cash at beginning of period	8	—

Cash at end of period	$4,478	$2,468

Supplemental disclosure of non-cash financing activity:
Contributions from Diamondback	$178,517	$55,063
Supplemental disclosure of non-cash investing activity:
Increase in long term assets and inventory	$178,517	$55,063
Change in accrued liabilities related to property, plant and equipment	(7,039)	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RATTLER MIDSTREAM LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

Rattler Midstream LLC (“Rattler LLC” or the “Company”) was formed by Diamondback Energy, Inc. (“Diamondback”) to, among other things, provide midstream services to Diamondback. On January 31, 2018, Diamondback, through its wholly-owned subsidiary Tall City Towers LLC (“Tall Towers”), acquired from Fasken Midland LLC (“Fasken Midland”) certain real property and related assets in Midland, Texas (the “Fasken Center”). Tall Towers was contributed to Rattler LLC effective January 31, 2018, see Note 3—Acquisitions.

Rattler LLC’s businesses, contributed from Diamondback, include (i) crude oil and natural gas gathering and transportation systems, (ii) saltwater gathering and disposal systems, (iii) fresh water sourcing and distribution systems and (iv) real estate operations. All of Rattler LLC’s businesses are located or operate in the Permian Basin in West Texas.

Basis of Presentation

These condensed consolidated financial statements have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), and reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods, on a basis consistent with the annual audited financial statements. All such adjustments are of a normal recurring nature. Certain information, accounting policies and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the condensed consolidated financial statements and the summary of significant accounting policies and notes thereto included in the Company’s most recent audited financial statements. Results for the six-month period ended June 30, 2018 are not necessarily indicative of the results expected for the full year.

The unaudited condensed consolidated financial statements include the accounts of Rattler LLC’s wholly-owned subsidiary, Tall Towers. All material intercompany transactions have been eliminated.

Prior to 2018, Rattler LLC’s operations comprised a single business segment; however, with the contribution of Tall Towers, Rattler LLC’s operations will now be reported in two business segments: (i) midstream services and (ii) real estate operations, see Note 12—Subsequent Events.

The accompanying statements of operations include expense allocations for certain functions historically performed by Diamondback but not historically allocated to Rattler LLC, including allocations of general corporate services, such as legal, accounting, treasury, information technology, human resources and administration. These allocations were based primarily on direct usage when identifiable, direct capital expenditures or other relevant allocations during the respective periods. Rattler LLC believes the assumptions underlying the accompanying unaudited condensed consolidated financial statements, including the assumptions regarding allocation of expenses from Diamondback, are reasonable. Actual results may differ from these allocations, assumptions and estimates. The amounts allocated in the accompanying condensed consolidated financial statements are not necessarily indicative of the actual amount of such indirect expenses that would have been recorded had the Company been a separate independent entity.

Diamondback used a centralized approach to the cash management and financing of Rattler LLC’s operations prior to January 1, 2018. Rattler LLC first established a bank account in 2017 and, as such, the cash

RATTLER MIDSTREAM LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

generated by Rattler LLC’s operations was primarily received by Diamondback, and Diamondback funded Rattler LLC’s operating and investing activities as needed. Accordingly, the cash held by Diamondback was not allocated to Rattler LLC prior to January 1, 2018. Rattler LLC has reflected cash management and financing activities performed by Diamondback as a component of member’s equity on its accompanying balance sheets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a complete description of Rattler LLC’s significant accounting policies, see Note 2—Summary of Significant Accounting Policies, to its annual financial statements.

Supplemental Pro Forma Information (Unaudited)

Staff Accounting Bulletin Topic 1:B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of the proposed initial public offering of Rattler LLC’s parent entity (the “Partnership”), Rattler LLC intends to distribute approximately $             million to Diamondback and retain the balance of the net proceeds for general company purposes, including to fund future capital expenditures. The supplemental pro forma balance sheet as of June 30, 2018 gives pro forma effect to this assumed distribution as though it had been declared and was payable as of that date.

Use of Estimates

Certain amounts included in or affecting the condensed consolidated financial statements and related notes must be estimated by management, requiring certain assumptions to be made with respect to values or conditions that cannot be known with certainty at the time the condensed consolidated financial statements are prepared. These estimates and assumptions affect the amounts Rattler LLC reports for assets and liabilities and Rattler LLC’s disclosure of contingent assets and liabilities at the date of the financial statements.

Management evaluates these estimates on an ongoing basis, using historical experience, consultation with experts and other methods they consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from management’s estimates. Any effects on Rattler LLC’s business, financial position, results of operations or cash flows resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Significant items subject to such estimates and assumptions include, but are not limited to (i) revenue accruals, (ii) valuation of fresh water inventory, (iii) fair value of long-lived assets, including intangible lease assets, and (iv) asset retirement obligations (“ARO”).

Cash

Cash represents unrestricted cash maintained in bank deposit accounts.

Accounts Receivable—Related Party

Accounts receivable—related party consist of receivables from Diamondback, or one of its affiliates. The receivable balance represents operating income and as of June 30, 2017 and operating income less certain cash payments for the six months ended June 30, 2018. Substantially all operating income was not settled with Diamondback historically. The settlement of these amounts is expected with Diamondback in the third quarter of 2018. Management provides an allowance for doubtful receivables equal to the estimated uncollectible amounts. No allowance was deemed necessary at June 30, 2018 or December 31, 2017.

RATTLER MIDSTREAM LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Equity Method Investment

An investment in an investee over which Rattler LLC exercises significant influence but does not control is accounted for using the equity method. Under the equity method, Rattler LLC’s share of the investee’s earnings or loss is recognized in the statement of operations. Rattler LLC reviews its investment to determine if a loss in value which is other than a temporary decline has occurred. If such a loss has occurred, Rattler LLC would recognize an impairment provision. No impairments were recorded for Rattler LLC’s equity method investment for the six months ended June 30, 2017. As of June 30, 2018 and for the six months ended June 30, 2018 no equity method investments were held by Rattler LLC.

Member’s Equity

In the accompanying balance sheets, member’s equity represents Diamondback’s historical investment in Rattler LLC, Rattler LLC’s accumulated net results, and the net effect of transactions with, and allocations from, Diamondback.

Fresh Water Inventory

Rattler LLC values its fresh water inventories at lower of cost or net realizable value. Inventory costs are determined under the weighted-average method.

Property, Plant and Equipment

Property, plant and equipment (“PP&E”) consist of land, gathering pipelines, facilities and related equipment, which are stated at the lower of historical cost less accumulated depreciation, amortization and accretion, or fair value, if impaired. Construction-related direct labor and material costs are capitalized. Maintenance and repair costs are expensed as incurred. PP&E assets are depreciated using the straight-line method over the useful lives of the assets ranging from ten to thirty years. Upon sale or retirement of depreciable property, the respective cost and related accumulated depreciation, amortization and accretion is eliminated from the balance sheet and the resulting gain or loss is recognized in the statement of operations.

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation, amortization and accretion. Rattler LLC considers the period of future benefit of each respective asset to determine the appropriate useful life and depreciation, amortization and accretion is calculated using the straight-line method over the assigned useful life.

Upon acquisition of real estate properties, the purchase price is allocated to tangible assets, consisting of land and building, and to identified intangible assets and liabilities, which may include the value of above market and below market leases and the value of in-place leases. The allocation of the purchase price is based upon the fair value of each component of the property. Although independent appraisals may be used to assist in the determination of fair value, in many cases these values will be based upon management’s assessment of each property, the selling prices of comparable properties and the discounted value of cash flows from the asset.

The fair values of above market and below market in-place leases will be recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases measured over a period equal to the non-cancelable term of the lease including any bargain renewal periods. The above market and below market lease values will be capitalized as intangible lease assets or liabilities. Above market lease values will be amortized as an adjustment of rental

RATTLER MIDSTREAM LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

income over the remaining term of the respective leases. Below market lease values will be amortized as an adjustment of rental income over the remaining term of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market and below market in-place lease values relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases will include estimated direct costs associated with obtaining a new tenant, and opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant may include commissions, tenant improvements, and other direct costs and are estimated, in part, by management’s consideration of current market costs to execute a similar lease. These direct costs will be included in intangible lease assets on the balance sheet and will be amortized to expense over the remaining term of the respective leases. The value of opportunity costs will be calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These intangibles will be included in intangible lease assets on the balance sheet and will be amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Impairment of Long-Lived Assets

Rattler LLC reviews its long-lived assets whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. An impairment loss is recognized only if the carrying amount of a long-lived asset is not recoverable from its estimated future undiscounted cash flows. An impairment loss is the difference between the carrying amount and fair value of the asset. Rattler LLC had no impairment losses for the six months ended June 30, 2018 or 2017.

Fair Value of Financial Instruments

Rattler LLC’s financial instruments consist of cash, receivables and payables. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of the instruments.

Asset Retirement Obligations

Rattler LLC recognizes a liability based on the estimated costs of retiring tangible long-lived assets. The liability is recognized at its fair value and measured using expected discounted future cash outflows of the ARO when the obligation originates, which generally is when an asset is acquired or constructed. The carrying amount of the associated asset is increased commensurate with the liability recognized. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. Subsequent to the initial recognition, the liability is adjusted for any changes in the expected value of the retirement obligation (with a corresponding adjustment to PP&E) and for accretion of the liability due to the passage of time, until the obligation is settled. If the fair value of the estimated obligation changes, an adjustment is recorded for both the retirement liability and the associated asset carrying amount. Revisions in estimated AROs may result from changes in estimated retirement costs and the estimated timing of settling the obligations.

Commitments and Contingencies

Rattler LLC is subject to federal, state and local regulations regarding air and water quality, hazardous and solid waste disposal and other environmental matters. Rattler LLC’s management believes there are currently no such matters that will have a material adverse effect on its results of operations, cash flows or financial position.

RATTLER MIDSTREAM LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Rattler LLC is party to various legal and/or regulatory proceedings from time to time arising in the ordinary course of business. While the ultimate outcome and impact cannot be predicted with certainty, management believes that all such matters involve amounts that, if resolved unfavorably, either individually or in the aggregate, will not have a material adverse effect on its financial condition, results of operations or cash flows. In the case of a known contingency, Rattler LLC accrues a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum amount of the range is accrued. Rattler LLC discloses contingencies when an adverse outcome may be material or, in the judgment of management, the matter should otherwise be disclosed.

Midstream Revenue Recognition

Midstream revenues are comprised of crude oil and natural gas gathering and transportation services, saltwater gathering and disposal and fresh water sourcing and distribution services. Rattler LLC provides gathering and compression and water handling and treatment services under fee-based contracts based on throughput. Under these arrangements, Rattler LLC receive fees for gathering crude oil and natural gas, compression services, and water handling, disposal, and treatment services. The revenue Rattler LLC earns from these arrangements is directly related to (i) in the case of natural gas gathering and compression, the volumes of metered natural gas that Rattler LLC gathers, compresses and delivers to natural gas to other transmission delivery points, (ii) in the case of oil gathering, the volumes of metered oil that Rattler LLC gathers and delivers to other transmission delivery points, (iii) in the case of fresh water services, the quantities of fresh water delivered to Rattler LLC’s customers for use in their well drilling and completion operations and (iv) in the case of saltwater disposal and treatment services, the quantities of saltwater treated or disposed of for Rattler LLC’s customers. Rattler LLC recognizes revenue when it satisfy a performance obligation by delivering a service to a customer. Rattler LLC earns substantially all of its midstream revenues from commercial agreements with Diamondback and its affiliates.

Real Estate Revenue Recognition

Rattler LLC recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. Rental income—related party is comprised of revenues earned from lease agreements with Diamondback and its affiliates. Other real estate revenue is derived from tenants’ use of parking, telecommunications and miscellaneous services. Parking and other miscellaneous service revenue is recognized when the related services are utilized by the tenants. Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as Rattler LLC is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Concentrations

Rattler LLC has historically operated as part of the consolidated operations of Diamondback and substantially all of its midstream transactions, including sources of revenues, are with Diamondback and its affiliates. Rattler LLC operates saltwater disposal (“SWD”) wells with other working interest owners. The revenues and expenses related to these disposal activities are reported on a net basis as part of revenues and costs and expenses.

For the six months ended June 30, 2018, three tenants represented approximately 64% of rental revenues, 22% of which relates to Diamondback.

RATTLER MIDSTREAM LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

Leases: In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02): Leases. The guidance requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by leases with terms of more than 12 months. ASU 2016-02 also requires disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. In January 2018, the FASB issued Accounting Standards Update No. 2018-01 (ASU 2018-01): Land Easement Practical Expedient for Transition to Topic 842, to provide an optional practical expedient to not evaluate existing or expired land easements that were not previously accounted for as leases under Topic 840. The standard will be effective for annual and interim periods beginning after December 15, 2018, with earlier application permitted.

In the normal course of business, Rattler LLC enters into lease agreements and land easements to support its midstream operations. At this time, management cannot reasonably estimate the financial impact ASU 2016-02 will have on Rattler LLC’s financial statements; however, management believes adoption and implementation of ASU 2016-02 will likely materially impact Rattler LLC’s balance sheet resulting from an increase in both assets and liabilities relating to its leasing activities. As part of its assessment to date, Rattler LLC has formed an implementation work team, prepared educational and training materials pertinent to ASU 2016-02 and has begun contract review and documentation.

Revenue Recognition: In May 2014, the FASB issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers.” This standard included a five-step revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Among other things, the standard also eliminated industry-specific revenue guidance, required enhanced disclosures about revenue, provided guidance for transactions that were not previously addressed comprehensively and improved guidance for multiple-element arrangements. The Company adopted this Accounting Standards Update effective January 1, 2018 using the modified retrospective approach. The Company utilized a bottom-up approach to analyze the impact of the new standard by reviewing its current accounting policies and practices to identify potential differences that would result from applying requirements of the new standard on its revenue contracts and the impact of adopting this standard on its total revenues, operating income and its consolidated balance sheet. The adoption of this standard did not result in a cumulative-effect adjustment.

Rattler LLC generates revenues by charging fees on a per unit basis for gathering crude oil and natural gas, delivering and storing fresh water, and collecting, recycling and disposing of produced water. Rattler LLC adopted ASC 606 on January 1, 2018, using the modified retrospective method. Under ASC 606, performance obligations are the unit of account and generally represent distinct goods or services that are promised to customers. The adoption of ASC 606 did not have a material impact on the recognition, measurement and presentation of the Company’s revenues and expenses.

Performance Obligations: For gathering crude oil and natural gas, delivering fresh water, and collecting, recycling and disposing of produced water, Rattler LLC’s performance obligations are satisfied over time using volumes delivered to measure progress. Rattler LLC records revenue related to the volumes delivered at the contract price at the time of delivery.

Rattler LLC began generating revenue from water sales during first quarter 2018 upon the contribution of fresh water assets from Diamondback. For its water sales, each unit sold is generally considered a distinct good and the related performance obligation is generally satisfied at a point in time (i.e. at the time control of the water is transferred to the customer). Rattler LLC recognizes revenue from the sale of water when its contracted

RATTLER MIDSTREAM LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

performance obligation to deliver water is satisfied and control of the water is transferred to the customer. This usually occurs when the water is delivered to the location specified in the contract and the title and risks of rewards and ownership are transferred to the customer.

Transaction Price Allocated to Remaining Performance Obligations: The majority of the Company’s revenue agreements have a term greater than one year, and as such Rattler LLC has utilized the practical expedient in ASC 606, which states that the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to a wholly unsatisfied performance obligation. Under its revenue agreements, each delivery generally represents a separate performance obligation; therefore, future volumes delivered are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required.

The remainder of the Company’s revenue agreements, which relate to agreements with third parties, are short-term in nature with a term of one year or less. Rattler LLC has utilized an additional practical expedient in ASC 606 which exempts it from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of an agreement that has an original expected duration of one year or less.

Contract Balances: Under the Company’s revenue agreements, the Company invoices customers after our performance obligations have been satisfied, at which point payment is unconditional. As such, the Company’s revenue agreements do not give rise to contract assets or liabilities under ASC 606.

The following is a summary of the Company’s types of revenue agreements:

•

Crude Oil Gathering Agreement. Under the crude oil gathering agreement, the Company receives a volumetric fee per barrel (Bbl) Bbl for gathering and delivering crude oil produced by Diamondback within the dedicated acreage.

•

Gas Gathering and Compression Agreement. Under the gas gathering and compression agreement, the Company receives a volumetric fee per million British Thermal Unit (MMBtu) for gathering and processing all natural gas produced by Diamondback within the dedicated acreage.

•

Produced and Flowback Water Gathering and Disposal Agreement. Under the produced and flowback water gathering and disposal agreement, the Company receives a fee for gathering or disposing of water produced from operating crude oil and natural gas wells within the dedicated acreage. The fee is comprised of a volumetric fee per Bbl for the produced water services Rattler LLC provides.

•

Freshwater Purchase and Services Agreement. Under the freshwater purchase and services agreement, the Company receives a fee for sourcing, transporting and delivering all raw fresh water and recycled fresh water required by Diamondback to carry out its oil and natural gas activities within the dedicated acreage. The fee is comprised of a volumetric fee per Bbl for the type of fresh water services Rattler LLC provides.

Real Estate Contracts: Rattler LLC recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. Rental income—related party is comprised of revenues earned from lease agreements with Diamondback and its affiliates. Other real estate revenue is derived from tenants’ use of parking, telecommunications and miscellaneous services. Parking and other miscellaneous service revenue is recognized when the related services are utilized by the tenants. Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance and other operating expenses are recognized as revenue in the period

RATTLER MIDSTREAM LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

the applicable expenses are incurred. The reimbursements are recognized and presented gross, as Rattler LLC is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

It is noted that surface revenue, rental and real estate income and amortization of out of market leases is outside the scope of ASC 606.

Disaggregation of Revenue

In the following table, revenue is disaggregated by type of service and type of fee (in thousands). The table also identifies the reportable segment to which the disaggregated revenues relate. For more information on reportable segments, see Note 14—Reportable Segments.

	Six Months Ended June 30,
	2018	2017	Segment
Type of Service
Fresh water services	$34,764	$ —	Midstream
Saltwater disposal services	34,184	11,375	Midstream
Crude oil gathering	6,266	3,616	Midstream
Natural gas gathering	2,454	974	Midstream
Surface revenue (non ASC 606 revenues)	494	413	Midstream
Real estate contracts (non ASC 606 revenues)	5,501	—	Real Estate

Total revenues	$83,663	$16,378

3. ACQUISITIONS

Fresh Water Assets

In connection with its business operations, Diamondback constructed and/or acquired various fresh water assets (the “Fresh Water Assets”) located in the Delaware and Midland Basins of the Permian Basin. Effective January 1, 2018, Diamondback contributed the Fresh Water Assets to Rattler LLC. The Fresh Water Assets include certain fresh water wells, fresh water gathering lines, and related assets. The carrying value of assets included in this contribution is $37.8 million. The contributed assets were recognized by Rattler LLC at Diamondback’s historical basis due to the entities being under common control.

Tall Towers

On January 31, 2018, Diamondback, through its wholly-owned subsidiary, Tall Towers, acquired from Fasken Midland certain real property and related assets in Midland, Texas for a purchase price of approximately $110.0 million. All of the membership interests in Tall Towers were contributed to Rattler LLC effective January 31, 2018. Diamondback allocated the purchase price between the tangible assets, consisting of land and building, and to identified intangible lease assets. The contributed assets were recognized by Rattler LLC at Diamondback’s historical basis due to the entities being under common control.

Midstream Assets and Land

In connection with its business operations, Diamondback constructed and/or acquired various midstream assets located in the Delaware and Midland Basins of the Permian Basin. Upon asset completion dates during

RATTLER MIDSTREAM LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2018, Diamondback contributed the midstream assets to Rattler LLC. Such midstream assets include SWD gathering assets and wells with a carrying value of $22.2 million, and land valued at $1.4 million. The contributed assets were recognized by Rattler LLC at Diamondback’s historical basis due to the entities being under common control.

4. PROPERTY, PLANT AND EQUIPMENT

The following table sets forth Rattler LLC’s property, plant and equipment:

	Estimated Useful Lives	June 30, 2018	December 31, 2017
	(Years)	(In thousands)
Saltwater disposal systems	10-30	$143,343	$78,643
Crude oil gathering systems	30	77,995	50,427
Natural gas gathering and compression systems	10-30	59,886	38,613
Fresh water gathering systems	30	62,101	23,840
Land	N/A	70,227	68,788

Total property, plant and equipment		413,552	260,311
Less: accumulated depreciation, amortization and accretion		(17,702)	(4,988)

Total property, plant and equipment, net		$395,850	$255,323

Included in gathering systems are $22.2 million and $62.8 million of assets at June 30, 2018 and December 31, 2017, respectively, that are not subject to depreciation, amortization and accretion as the systems were under construction and had not yet been put into service. For the six months ended June 30, 2018, Diamondback made capital contributions to Rattler LLC of $52.2 million in property, plant and equipment and $1.4 million of land, and Rattler LLC made capital expenditures of $91.8 million. In addition, following the amendment of HMW LLC’s (defined below) operating agreement on June 30, 2018, which was effective as of January 1, 2018, Rattler LLC no longer recognized an equity investment in HMW LLC, but rather consolidated its interest in the net assets of HMW LLC. As such, Rattler LLC recognized $7.9 million of SWD assets as of January 1, 2018, equivalent to its basis in the equity investment in HMW LLC. See Note 7—Equity Method Investment for further discussion of Rattler LLC’s investment in HMW LLC.

5. REAL ESTATE ASSETS

The following table sets forth Rattler LLC’s investment is real estate:

	Estimated Useful Lives	June 30, 2018
	(Years)	(in thousands)
Buildings	39	$92,285
Tenant improvements	15	4,148
Land improvements	15	484

Total real estate assets		96,917
Less: accumulated depreciation		(1,811)

Total investment in real estate, net		$95,106

RATTLER MIDSTREAM LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In conjunction with Diamondback’s contribution of Tall Towers, Rattler LLC recorded $13.9 million in intangible lease assets related to in-place and above-market leases. Amortization expense for the six months ended June 30, 2018 was $1.6 million. The following schedule presents the cost and related accumulated amortization of acquired lease intangibles:

	Weighted Average Useful Lives	June 30, 2018
	(Months)	(In thousands)
In-place lease intangibles	45	$10,468
Less: accumulated amortization		(1,392)

In-place lease intangibles, net		9,076
Above-market lease intangibles	45	3,632
Less: accumulated amortization		(208)

Above-market lease intangibles, net		3,424

Total intangible lease assets, net		$12,500

6. ASSET RETIREMENT OBLIGATIONS

AROs consist primarily of estimated costs of dismantlement, removal, site reclamation and similar activities associated with Rattler LLC’s infrastructure assets. The following table reflects the changes in Rattler LLC’s ARO for the following periods:

	June 30, 2018	December 31, 2017
	(In thousands)
Asset retirement obligation—beginning of period	$383	$194
Liabilities incurred during period	53	166
Accretion expense during period(1)	17	23

Asset retirement obligation—end of period	$453	$383

(1)	Included in depreciation, amortization and accretion on Rattler LLC’s statement of operations.

7. EQUITY METHOD INVESTMENT

In October 2014, Diamondback obtained a 25% interest in HMW Fluid Management LLC (“HMW LLC”), which was formed to develop, own and operate an integrated water management system to gather, store, process, treat, distribute and dispose of water to exploration and production companies operating in Midland, Martin and Andrews Counties, Texas.

For the six months ended June 30, 2017, Rattler LLC invested $0.2 million in HMW LLC and recorded income of $0.3 million.

On June 30, 2018, HMW LLC’s operating agreement was amended effective January 1, 2018. As a result of the amendment, the Company will no longer recognize an equity investment in HMW LLC but will instead consolidate its interests in the net assets of HMW LLC as of January 1, 2018. In exchange for the Company’s 25% investment, the Company received a 50% undivided ownership interest in two of the four SWD wells and associated assets previously owned by HMW LLC. Ratter LLC’s basis in the assets is equivalent to its basis in the equity investment in HMW LLC.

RATTLER MIDSTREAM LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. TRANSACTIONS WITH AFFILIATES

In the normal course of business, Rattler LLC provides midstream services to Diamondback and its affiliates. Substantially all of Rattler LLC’s revenues have been derived from Diamondback, which includes volumes attributable to third-party interest owners that participate in Diamondback’s operated wells and are charged under short-term contracts at market-based rates. Rattler LLC earned approximately $0.1 million and $0.2 million in surface use revenues from HMW LLC during the six months ended June 30, 2018 and 2017, respectively, which are recognized in its statement of operations.

Diamondback and its affiliates provide certain services to Rattler LLC, including legal, accounting, treasury, information technology, human resources and administration. The employees supporting Rattler LLC’s operations are employees of Diamondback. Rattler LLC’s condensed consolidated financial statements include costs allocated to it by Diamondback for centralized general and administrative services. Costs allocated to Rattler LLC are based on identification of Diamondback’s resources that directly benefited Rattler LLC and its proportionate share of costs based on Rattler LLC’s estimated usage of shared resources and functions. General and administrative expenses allocated by Diamondback were $0.7 million and $0.3 million for the six months ended June 30, 2018 and June 30, 2017, respectively. The allocations are based on assumptions that Rattler LLC’s management believes are reasonable; however, these allocations are not necessarily indicative of the costs and expenses that would have resulted if Rattler LLC had been operated as a stand-alone entity.

Beginning on January 31, 2018, Diamondback began leasing office space from Rattler LLC in the Fasken Center. During the six months ended June 30, 2018, Diamondback paid Rattler LLC $1.0 million in lease fees.

Rattler LLC is a subsidiary guarantor under the credit agreement dated November 1, 2013, as amended, among Diamondback O&G LLC, as borrower, and a syndicate of banks, including Wells Fargo Bank, National Association, as administrative agent. The credit agreement is also guaranteed by Diamondback and Diamondback E&P LLC, and will be guaranteed by any of Diamondback’s future subsidiaries that are classified as restricted subsidiaries under the credit agreement. The credit agreement is secured by substantially all of the oil and gas assets of the borrower and the guarantors, other than the midstream assets. The credit agreement provides for a revolving credit facility in the maximum credit amount of $5.0 billion, subject to a borrowing base based on the oil and natural gas reserves of the borrower and the guarantors and other factors.

The outstanding borrowings under the credit agreement are required to be repaid (i) to the extent the loan amount exceeds the commitment or the borrowing base, whether due to a borrowing base redetermination or otherwise (in some cases subject to a cure period), (ii) in an amount equal to the net cash proceeds from the sale of property when a borrowing base deficiency or event of default exists under the credit agreement and (iii) at the maturity date of November 1, 2022. The credit agreement contains various affirmative, negative and financial maintenance covenants, which may restrict certain actions of Rattler LLC as long as Rattler LLC is a restricted subsidiary of Diamondback under the credit agreement. These covenants, among other things, limit additional indebtedness, additional liens, sales of assets (other than certain midstream assets), mergers and consolidations, dividends and distributions, transactions with affiliates and entering into certain swap agreements and require the maintenance of certain financial ratios. The credit agreement contains customary events of default, including non-payment, breach of covenants, materially incorrect representations, cross-default, bankruptcy and change of control.

9. INCOME TAXES

Throughout its existence, all of the membership interests of Rattler LLC have been owned by a single member. Under applicable federal income tax provisions, Rattler’s legal existence as an entity separate from its

RATTLER MIDSTREAM LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

sole owner has been disregarded for U.S. federal income tax purposes. As a result, Rattler LLC’s owner is responsible for federal income taxes on its share of Rattler LLC’s taxable income. Similarly, Rattler LLC has no tax attributes such as net operating loss carryforwards because such tax attributes are treated for federal income tax purposes as attributable to Rattler LLC’s owner.

In certain circumstances, GAAP requires entities such as Rattler LLC to account for income taxes under the principles of ASC 740 notwithstanding the disregard of the separate legal entities’ existence for federal income tax purposes. Accordingly, Rattler LLC has applied the principles of ASC 740 to its financial statements herein as if it had been subject to taxation as a corporation in the periods presented. This application of ASC 740 includes, among other things, the presentation of a provision for income taxes and the presentation deferred tax assets, including net operating loss carryovers, and deferred tax liabilities. This presentation is made pursuant to applicable SEC pronouncements even though, for the periods presented herein, Rattler LLC has no separate entity tax provision or deferred tax balances.

Rattler LLC’s provision for income taxes presented herein consists predominantly of a deferred federal income tax provision. Rattler LLC had no current provision for federal income taxes due to tax deductions for accelerated depreciation, which exceeded Rattler LLC’s other items of taxable income. Except for the 2017 effects of the Tax Cuts and Jobs Act of 2017 (discussed further below), Rattler LLC’s effective tax rate approximates the federal statutory income tax rate of 35% for 2017 and 2016. Rattler’s permanent differences between financial and taxable income are immaterial. Rattler LLC’s deferred tax assets consist predominantly of its net operating loss carryforward. Rattler LLC’s deferred tax liabilities consist predominantly of the excess of basis in fixed assets determined for financial accounting principles over the related tax basis. Rattler’s net operating losses expire beginning in 2036 and are not subject to limitation on utilization.

Rattler LLC is subject to state taxation in Texas pursuant to the Texas margin tax regime. Current and deferred provisions for Texas margin tax are reflected in the financial statements but are not material.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “TCJA”), a historic series of federal income tax reforms, was enacted. Among other changes, the TCJA: (i) reduced the federal graduated corporate income tax rate from a maximum 35% rate to a flat rate of 21%; (ii) allowed immediate deduction from taxable income for most tangible personal property acquired after September 27, 2017; (iii) established an indefinite carryover period for net operating losses generated in 2018 and thereafter; and (iv) imposed certain limitations on business interest expense deductions. The principle effect of the TCJA on Rattler LLC is the reduction in the carrying amount of its deferred tax assets and deferred tax liabilities due to the reduced tax benefit or cost, respectively, of those items due to the reduction in the federal corporate income tax rate. The benefit of the corporate income tax rate reduction totals approximately $4.5 million and is reflected in Rattler LLC’s tax provision for 2017, the period in which the TCJA was enacted.

Rattler LLC’s effective income tax rates were 22.3% and 36.25% for the six months ended June 30, 2018 and 2017, respectively. Total income tax expense for the six months ended June 30, 2018 and 2017 differed from amounts computed by applying the United States federal statutory income tax rate to pre-tax income primarily due to current and deferred state income taxes. The difference between Rattler LLC’s effective tax rates for the six months ended June 30, 2018 and 2017 is primarily due to the reduction of the U.S. federal statutory income tax rate from 35% to 21%, effective January 1, 2018

10. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

RATTLER MIDSTREAM LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. Rattler LLC’s assessment of the significance of a particular input to the fair value measurements requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy. Rattler LLC uses appropriate valuation techniques based on available inputs to measure the fair values of its assets and liabilities.

Level 1—Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date.

Level 2—Observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3—Unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Rattler LLC estimates asset retirement obligations pursuant to the provisions of FASB ASC Topic 410, “Asset Retirement and Environmental Obligations.” The initial measurement of asset retirement obligations at fair value is calculated using discounted cash flow techniques and based on internal estimates of future retirement costs associated with SWD wells. Given the unobservable nature of the inputs, including plugging costs and useful lives, the initial measurement of the asset retirement obligation liability is deemed to use Level 3 inputs. See Note 5—Real Estate Assets for further discussion of the Company’s asset retirement obligations. Asset retirement obligations incurred or revised during the six months ended June 30, 2018 and the year ended December 31, 2017 were $0.1 and $0.2 million, respectively.

RATTLER MIDSTREAM LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. SEGMENTS

Rattler LLC’s operations are located in the United States and are organized into two reporting segments as this comprises the structure used by its Chief Operating Decision Maker (“CODM”) to make key operating decisions and assess performance.

(In thousands)	Midstream Services	Real Estate Operations	Total Rattler LLC
Revenues—related party	$77,801	$—	$77,801
Surface use	361	—	361
Rental income—related party	—	1,011	1,011
Rental income—third party	—	3,966	3,966
Other real estate income	—	524	524

Total revenues	78,162	5,501	83,663

Direct operating expenses	13,043	3,155	16,198
Cost of goods sold (exclusive of depreciation and amortization shown below)	13,518	—	13,518
Real estate operating expenses	—	818	818
Depreciation, amortization and accretion	8,588	3,203	11,791

Segment profit	43,013	(1,675)	41,338

General and administrative			680
Loss on sale of property, plant and equipment			(2,568)

Net income before income taxes			38,090
Provision for income taxes			8,222

Net income	43,013	(1,675)	29,868

Segment assets	394,903	108,553	503,456

12. SUBSEQUENT EVENTS

On July 2, 2018, Rattler LLC acquired an option, subject to certain conditions, to acquire up to a 10% equity interest in an entity constructing a long-haul pipeline.

Rattler LLC has evaluated subsequent events through October 5, 2018. Except as above, there were no additional events that required disclosure or recognition in these financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member

Rattler Midstream LLC

Opinion on the financial statements

We have audited the accompanying balance sheets of Rattler Midstream LLC (a Delaware corporation) (the “Company”) as of December 31, 2017 and 2016, the related statements of operations, changes in member’s equity, and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2018.

Oklahoma City, Oklahoma

August 7, 2018 (except as to Notes 3 and 7, which is as of October 5, 2018)

RATTLER MIDSTREAM LLC

BALANCE SHEETS

	December 31,
	2017	2016
	(In thousands)
Assets
Current assets:
Cash	$8	$—
Accounts receivable—related party	35,899	7,886

Total current assets	35,907	7,886

Equity method investment	7,903	6,349
Property, plant and equipment:
Land	68,788	50,145
Property, plant and equipment	191,523	33,143
Accumulated depreciation and accretion	(4,988)	(1,840)

Property, plant and equipment, net	255,323	81,448

Other assets	472	—

Total assets	$299,605	$95,683

Liabilities and Member’s Equity
Current liabilities:
Accounts payable	$1,685	$—
Accrued liabilities	458	62

Total current liabilities	2,143	62

Asset retirement obligations	383	194
Deferred income taxes	4,471	2,698

Total liabilities	6,997	2,954

Commitment and contingencies
Member’s equity:
Diamondback	292,608	92,729

Total member’s equity	292,608	92,729

Total liabilities and member’s equity	$299,605	$95,683

The accompanying notes are an integral part of these financial statements.

RATTLER MIDSTREAM LLC

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2017	2016
	(In thousands)
Revenues:
Revenues—related party	$38,414	$9,814
Surface use	881	793

Total revenues	39,295	10,607

Costs and expenses:
Direct operating expenses	10,557	2,514
Depreciation and accretion	3,486	873
General and administrative expenses	1,265	208

Total expenses	15,308	3,595

Income from operations	23,987	7,012
Other income:
Income from equity investment	1,366	676

Total other income	1,366	676

Net income before income taxes	25,353	7,688

Provision for income taxes	4,688	2,760

Net income	$20,665	$4,928

The accompanying notes are an integral part of these financial statements.

RATTLER MIDSTREAM LLC

STATEMENT OF CHANGES IN MEMBER’S EQUITY

Member’s Equity
(In thousands)
Balance January 1, 2016	$—
Net Income	4,928
Contributions	87,801

Balance December 31, 2016	92,729
Net Income	20,665
Contributions	179,214

Balance December 31, 2017	$292,608

The accompanying notes are an integral part of these financial statements.

RATTLER MIDSTREAM LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2017	2016
	(In thousands)
Cash flows from operating activities:
Net income	$20,665	$4,928
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for deferred income taxes	4,471	2,698
Depreciation and accretion	3,486	873
Income from equity method investment	(1,366)	(676)
Changes in operating assets and liabilities:
Accounts receivable—related party	(29,108)	(7,886)
Accounts payable and accrued liabilities	2,143	62
Other	(283)	1

Net cash provided by operating activities	8	—

Cash flows from investing activities:
Net cash provided by investing activities	—	—

Cash flows from financing activities:
Net cash provided by financing activities	—	—

Net increase in cash	8	—
Cash at beginning of period	—	—

Cash at end of period	$8	$—

Supplemental disclosure of non-cash financing activity:
Contributions from Diamondback	$179,214	$87,801
Supplemental disclosure of non-cash investing activity:
Increase in long lived assets	$179,214	$87,801

The accompanying notes are an integral part of these financial statements.

RATTLER MIDSTREAM LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

Rattler Midstream LLC (“Rattler LLC” or the “Company”) was formed by Diamondback Energy, Inc. (“Diamondback”) to, among other things, provide midstream services to Diamondback.

Rattler LLC’s businesses, contributed from Diamondback, include (i) crude oil and natural gas gathering and transportation systems, (ii) saltwater gathering and disposal systems and (iii) fresh water sourcing and distribution systems. All of Rattler LLC’s businesses are located or operate in the Permian Basin in West Texas.

Basis of Presentation

The accompanying financial statements and related notes present the financial position, results of operations, cash flows of and member’s equity by Diamondback in Rattler LLC, and have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The financial statements present Rattler LLC’s assets and liabilities at Diamondback’s historical basis, due to the entities being under common control.

The accompanying statements of operations include expense allocations for certain functions historically performed by Diamondback but not historically allocated to Rattler LLC, including allocations of general corporate services, such as legal, accounting, treasury, information technology, human resources and administration. These allocations were based primarily on direct usage when identifiable, direct capital expenditures or other relevant allocations during the respective periods. Rattler LLC believes the assumptions underlying the accompanying financial statements, including the assumptions regarding allocation of expenses from Diamondback, are reasonable. Actual results may differ from these allocations, assumptions and estimates. The amounts allocated in the accompanying combined financial statements are not necessarily indicative of the actual amount of such indirect expenses that would have been recorded had the Company been a separate independent entity.

Diamondback used a centralized approach to the cash management and financing of Rattler LLC’s operations prior to January 1, 2018. Rattler LLC first established a bank account in 2017 and, as such, the cash generated by Rattler LLC’s operations was primarily received by Diamondback, and Diamondback funded Rattler LLC’s operating and investing activities as needed. Accordingly, the cash held by Diamondback was not allocated to Rattler LLC prior to January 1, 2018. Rattler LLC has reflected cash management and financing activities performed by Diamondback as a component of member’s equity on its accompanying balance sheets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Certain amounts included in or affecting Rattler LLC’s financial statements and related notes must be estimated by management, requiring certain assumptions to be made with respect to values or conditions that cannot be known with certainty at the time the financial statements are prepared. These estimates and assumptions affect the amounts Rattler LLC reports for assets and liabilities and Rattler LLC’s disclosure of contingent assets and liabilities at the date of the financial statements.

Management evaluates these estimates on an ongoing basis, using historical experience, consultation with experts and other methods they consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from management’s estimates. Any effects on Rattler LLC’s business, financial position

RATTLER MIDSTREAM LLC

NOTES TO FINANCIAL STATEMENTS

or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Significant items subject to such estimates and assumptions include, but are not limited to (i) revenue accruals, (ii) the fair value of long-lived assets and (iii) asset retirement obligations (“ARO”).

Cash

Cash represents unrestricted cash maintained in bank deposit accounts.

Accounts Receivable—Related Party

Accounts receivable—related party consist of receivables from Diamondback, or one of its affiliates. The receivable balance represents operating income and as of December 31, 2017 and 2016 operating income was not settled with Diamondback in cash due to the lack of bank account for Rattler LLC. The settlement of these amounts is expected with Diamondback in 2018. Rattler LLC provides an allowance for doubtful receivables equal to the estimated uncollectible amounts. No allowance was deemed necessary at December 31, 2017 and 2016, respectively.

Property, Plant and Equipment

Property, plant and equipment (“PP&E”) consist of land, gathering pipelines, facilities and related equipment, which are stated at the lower of historical cost less accumulated depreciation, amortization and accretion, or fair value, if impaired. Rattler LLC capitalizes construction-related direct labor and material costs. Maintenance and repair costs are expensed as incurred. PP&E assets are depreciated using the straight-line method over the useful lives of the assets ranging from ten to thirty years. Upon sale or retirement of depreciable property, the respective cost and related accumulated depreciation, amortization and accretion is eliminated from the balance sheet and the resulting gain or loss is recognized in the statement of operations.

Impairment of Long-Lived Assets

Rattler LLC reviews its long-lived assets whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. An impairment loss is recognized only if the carrying amount of a long-lived asset is not recoverable from its estimated future undiscounted cash flows. An impairment loss is the difference between the carrying amount and fair value of the asset. Rattler LLC had no impairment losses for the years ended December 31, 2017 and 2016, respectively.

Fair Value of Financial Instruments

Rattler LLC’s financial instruments consist of cash, receivables and payables. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of the instruments.

Asset Retirement Obligations

Rattler LLC recognizes a liability based on the estimated costs of retiring tangible long-lived assets. The liability is recognized at its fair value and measured using expected discounted future cash outflows of the ARO when the obligation originates, which generally is when an asset is acquired or constructed. The carrying amount of the associated asset is increased commensurate with the liability recognized. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. Subsequent to the initial

RATTLER MIDSTREAM LLC

NOTES TO FINANCIAL STATEMENTS

recognition, the liability is adjusted for any changes in the expected value of the retirement obligation (with a corresponding adjustment to PP&E) and for accretion of the liability due to the passage of time, until the obligation is settled. If the fair value of the estimated obligation changes, an adjustment is recorded for both the retirement liability and the associated asset carrying amount. Revisions in estimated AROs may result from changes in estimated retirement costs and the estimated timing of settling the obligations.

Commitments and Contingencies

Rattler LLC is subject to federal, state and local regulations regarding air and water quality, hazardous and solid waste disposal and other environmental matters. Rattler LLC’s management believes there are currently no such matters that will have a material adverse effect on its results of operations, cash flows or financial position.

Rattler LLC is party to various legal and/or regulatory proceedings from time to time arising in the ordinary course of business. While the ultimate outcome and impact cannot be predicted with certainty, Rattler LLC believes that all such matters involve amounts that, if resolved unfavorably, either individually or in the aggregate, will not have a material adverse effect on its financial condition, results of operations, or cash flows. In the case of a known contingency, Rattler LLC accrues a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum amount of the range is accrued. Rattler LLC discloses contingencies when an adverse outcome may be material or, in the judgment of management, the matter should otherwise be disclosed.

Equity Method Investment

An investment in an investee over which Rattler LLC exercises significant influence but does not control is accounted for using the equity method. Under the equity method, Rattler LLC’s share of the investee’s earnings or loss is recognized in the statement of operations. Rattler LLC reviews its investment to determine if a loss in value which is other than a temporary decline has occurred. If such a loss has occurred, Rattler LLC would recognize an impairment provision. No impairments were recorded for Rattler LLC’s equity method investment for the years ended December 31, 2017 and 2016.

Member’s Equity

In the accompanying balance sheets, member’s equity represents Diamondback’s historical investment in Rattler LLC, Rattler LLC’s accumulated net results, and the net effect of transactions with, and allocations from, Diamondback.

Revenue Recognition

Midstream revenues are comprised of crude oil and natural gas gathering and transportation services; saltwater gathering and disposal; and fresh water sourcing and distribution services. We provide gathering and compression and water handling and treatment services under fee-based contracts based on throughput. Under these arrangements, we receive fees for gathering oil and gas products, compression services, and water handling, disposal, and treatment services. The revenue we earn from these arrangements is directly related to (i) in the case of natural gas gathering and compression, the volumes of metered natural gas that we gather, compress and deliver to natural gas to other transmission delivery points, (ii) in the case of oil gathering, the volumes of metered oil that we gather and deliver to other transmission delivery points, and (iii) in the case of saltwater disposal (SWD) and treatment services, the quantities of saltwater treated or disposed of for our

RATTLER MIDSTREAM LLC

NOTES TO FINANCIAL STATEMENTS

customers. We recognize revenue when persuasive evidence of an agreement exists, services have been rendered, the price is fixed and determinable and collectability is reasonably assured. Rattler LLC earns substantially all of its midstream revenues from commercial agreements with Diamondback and its affiliates.

Concentrations

Rattler LLC has historically operated as part of the consolidated operations of Diamondback and substantially all of its transactions, including sources of revenues, are with Diamondback and its affiliates. Rattler LLC operates SWD wells with other working interest owners. The revenues and expenses related to these disposal activities are reported on a net basis as part of revenues and costs and expenses.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers.” This update supersedes most of the existing revenue recognition requirements in GAAP and requires (i) an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services and (ii) requires expanded disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

We will adopt this Accounting Standards Update effective January 1, 2018 using the modified retrospective approach. We have reviewed various contracts that represent our material revenue streams and determined that there will be no impact to our financial position, results of operations or liquidity. Upon adoption of this Accounting Standards Update, we will not be required to record a cumulative effect adjustment due to the new Accounting Standards Update not having a quantitative impact compared to existing GAAP. Also, upon adoption of this Accounting Standards Update, we will not be required to alter our existing information technology and internal controls outside of ongoing contract review processes in order to identify impacts of future revenue contracts entered into by us. We do not anticipate the disclosure requirements under the Accounting Standards Update to have a material change on how we present information regarding our revenue streams as compared to existing GAAP.

In January 2017, the Financial Accounting Standards Board issued Accounting Standards Update 2017-01, “Business Combinations—Clarifying the Definition of a Business,” This update apples to all entities that must determine whether they acquired or sold a business. This update provides a screen to determine when a set is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. We will adopt this update prospectively effective January 1, 2018. The adoption of this update will not have an impact on our financial position, results of operations or liquidity.

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-02, “Leases.” This update applies to any entity that enters into a lease, with some specified scope exemptions. Under this update, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. While there were no major changes to the lessor accounting, changes were made to align key aspects with the revenue recognition guidance. This update will be effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. Entities will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. As of December 31, 2017, we were not the lessor or lessee of any leases. Therefore, we believe the adoption of this update will not have an impact on our financial position, results of operations or liquidity.

RATTLER MIDSTREAM LLC

NOTES TO FINANCIAL STATEMENTS

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-13, “Financial Instruments—Credit Losses,” This update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. This update will be effective for financial statements issued for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. This update will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. We do not believe the adoption of this standard will have an impact on our financial statements since we do not have a history of credit losses.

3. ACQUISITIONS

Rattler Assets

In connection with its business operations, during the period 2014 through 2017, Diamondback constructed and/or acquired various midstream and related assets (the “Rattler Assets”) located in the Delaware and Midland Basins of the Permian Basin. Effective January 1, 2016, Diamondback contributed the Rattler Assets to Rattler LLC. This was comprised of $144.5 million of net property, plant and equipment, $68.8 million of land , $7.9 million in equity method investments, $0.3 million of asset retirement obligations related to the contributed assets and $(1.5) million in additional assets and liabilities, net, related to operations. The contributed assets were recognized by Rattler LLC at Diamondback’s historical basis, due to the entities being under common control.

Brigham Midstream Assets

On February 28, 2017, Diamondback acquired from Brigham Resources Operating, LLC and Brigham Resources Midstream, LLC and unrelated third-parties (together, “Brigham”), certain crude oil and natural gas production and midstream assets in the Utah field within the Permian Basin for approximately $2.4 billion. Effective on the February 28, 2017 acquisition date, Diamondback contributed certain midstream assets acquired from Brigham (the “Brigham Midstream Assets”), including crude oil and natural gas gathering and SWD assets, with an estimated fair market value at the time of transfer of $47.0 million, to Rattler LLC. The contributed assets were recognized by Rattler LLC at Diamondback’s basis, due to this being a transaction between entities under common control.

4. PROPERTY, PLANT AND EQUIPMENT

The following table sets forth Rattler LLC’s property, plant and equipment:

	Estimated Useful Lives	December 31,
		2017	2016
	(Years)	(In thousands)
Saltwater disposal systems	10-30	$78,643	$27,184
Crude oil gathering systems	30	50,427	5,726
Natural gas gathering and compression systems	10-30	38,613	233
Fresh water gathering systems	30	23,840	—
Land	N/A	68,788	50,145

Total property, plant and equipment		260,311	83,288
Less: accumulated depreciation and accretion		(4,988)	(1,840)

Total property, plant and equipment, net		$255,323	$81,448

RATTLER MIDSTREAM LLC

NOTES TO FINANCIAL STATEMENTS

Included in gathering systems are $62.8 million and $1.9 million of assets at December 31, 2017 and 2016, respectively, that are not subject to depreciation and accretion as the systems were under construction and had not yet been put into service.

5. ASSET RETIREMENT OBLIGATIONS

AROs consist primarily of estimated costs of dismantlement, removal, site reclamation and similar activities associated with Rattler LLC’s infrastructure assets. The following table reflects the changes in Rattler LLC’s ARO for the following periods:

	December 31,
	2017	2016
	(In thousands)
Asset retirement obligation—beginning of period	$194	$142
Liabilities incurred during period	166	48
Liabilities settled during period	—	(4)
Estimates revised during period	—	(4)
Accretion expense during period(1)	23	12

Asset retirement obligation—end of period	$383	$194

(1)	Included in depreciation and accretion on Rattler LLC’s statement of operations.

6. EQUITY METHOD INVESTMENT

In October 2014, Diamondback obtained a 25% interest in HMW Fluid Management LLC (“HMW LLC”), which was formed to develop, own and operate an integrated water management system to gather, store, process, treat, distribute and dispose of water to exploration and production companies operating in Midland, Martin and Andrews Counties, Texas.

During the year ended December 31, 2017, Rattler LLC invested $0.2 million in HMW LLC and recorded income of $1.4 million, which was its share of HMW LLC’s net income, bringing Rattler LLC’s total investment to $7.9 million at December 31, 2017. During the year ended December 31, 2016, Rattler LLC invested $2.3 million in HMW LLC and recorded income of $0.7 million, which was its share of HMW LLC’s net income, bringing Rattler LLC’s total investment to $6.3 million at December 31, 2016.

RATTLER MIDSTREAM LLC

NOTES TO FINANCIAL STATEMENTS

The following table sets forth summarized financial information of HMW LLC:

	December 31,
	2017	2016
	(In thousands)
Balance Sheet
Current assets	$3,501	$4,553
Property, plant and equipment, net	29,661	21,639

Total assets	$33,162	$26,192

Current liabilities	$1,291	$1,760
Non-current liabilities	37	27
Members’ equity	31,834	24,405

Total liabilities and members’ equity	$33,162	$26,192

	Years Ended December 31,
	2017	2016
	(in thousands)
Income Statement
Revenues	$13,716	$7,701
Total costs and expenses	7,881	5,033

Net income	$5,835	$2,668

7. TRANSACTIONS WITH AFFILIATES

In the normal course of business, Rattler LLC provides midstream services to Diamondback and its affiliates. Substantially all of Rattler LLC’s revenues have been derived from Diamondback, which includes volumes attributable to third-party interest owners that participate in Diamondback’s operated wells and are charged under short-term contracts at market-based rates. Rattler LLC earned approximately $0.3 million and $0.3 million in surface use revenues from HMW LLC during the years ended December 31, 2017 and 2016, respectively, which is recognized in its statement of operations.

Diamondback and its affiliates provide certain services to Rattler LLC, including legal, accounting, treasury, information technology, human resources and administration. The employees supporting Rattler LLC’s operations are employees of Diamondback. Rattler LLC’s financial statements include costs allocated to it by Diamondback for centralized general and administrative services. Costs allocated to Rattler LLC are based on identification of Diamondback’s resources that directly benefited Rattler LLC and its proportionate share of costs based on Rattler LLC’s estimated usage of shared resources and functions. General and administrative expenses allocated by Diamondback were $1.2 million and $0.2 million for the years ended December 31, 2017 and 2016, respectively. The allocations are based on assumptions that Rattler LLC’s management believes are reasonable; however, these allocations are not necessarily indicative of the costs and expenses that would have resulted if Rattler LLC had been operated as a stand-alone entity.

Rattler LLC is a subsidiary guarantor under the credit agreement dated November 1, 2013, as amended, among Diamondback O&G LLC, as borrower, and a syndicate of banks, including Wells Fargo Bank, National Association, as administrative agent. The credit agreement is also guaranteed by Diamondback and Diamondback E&P LLC, and will be guaranteed by any of Diamondback’s future subsidiaries that are classified as restricted

RATTLER MIDSTREAM LLC

NOTES TO FINANCIAL STATEMENTS

subsidiaries under the credit agreement. The credit agreement is secured by substantially all of the oil and gas assets of the borrower and the guarantors, other than the midstream assets. The credit agreement provides for a revolving credit facility in the maximum credit amount of $5.0 billion, subject to a borrowing base based on the oil and natural gas reserves of the borrower and the guarantors and other factors.

The outstanding borrowings under the credit agreement are required to be repaid (i) to the extent the loan amount exceeds the commitment or the borrowing base, whether due to a borrowing base redetermination or otherwise (in some cases subject to a cure period), (ii) in an amount equal to the net cash proceeds from the sale of property when a borrowing base deficiency or event of default exists under the credit agreement and (iii) at the maturity date of November 1, 2022. The credit agreement contains various affirmative, negative and financial maintenance covenants, which may restrict certain actions of Rattler LLC as long as Rattler LLC is a restricted subsidiary of Diamondback under the credit agreement. These covenants, among other things, limit additional indebtedness, additional liens, sales of assets (other than certain midstream assets), mergers and consolidations, dividends and distributions, transactions with affiliates and entering into certain swap agreements and require the maintenance of certain financial ratios. The credit agreement contains customary events of default, including non-payment, breach of covenants, materially incorrect representations, cross-default, bankruptcy and change of control. The credit agreement restricts Rattler LLC’s ability to pay dividends without the prior approval of the majority lenders under the credit agreement. Notwithstanding the foregoing, the credit agreement permits Rattler LLC (i) to declare and pay dividends or distributions with respect to its membership interests payable solely in additional membership interests (other than Disqualified Capital Stock (as defined in the credit agreement)), (ii) to declare and pay dividends ratably with respect to its membership interests, and (iii) to make payments in accordance with stock option plans or other benefit plans for management, employees, directors and consultants.

8. INCOME TAXES

Throughout its existence, all of the membership interests of Rattler LLC have been owned by a single member. Under applicable federal income tax provisions, Rattler’s legal existence as an entity separate from its sole owner has been disregarded for U.S. federal income tax purposes. As a result, Rattler LLC’s owner is responsible for federal income taxes on its share of Rattler LLC’s taxable income. Similarly, Rattler LLC has no tax attributes such as net operating loss carryforwards because such tax attributes are treated for federal income tax purposes as attributable to Rattler LLC’s owner.

In certain circumstances, GAAP requires entities such as Rattler LLC to account for income taxes under the principles of ASC 740 notwithstanding the disregard of the separate legal entities’ existence for federal income tax purposes. Accordingly, Rattler LLC has applied the principles of ASC 740 to its financial statements herein as if it had been subject to taxation as a corporation in the periods presented. This application of ASC 740 includes, among other things, the presentation of a provision for income taxes and the presentation deferred tax assets, including net operating loss carryovers, and deferred tax liabilities. This presentation is made pursuant to applicable GAAP even though, for the periods presented herein, Rattler LLC has no separate entity tax provision or deferred tax balances.

Rattler LLC’s provision for income taxes presented herein consists predominantly of a deferred federal income tax provision. Rattler LLC had no current provision for federal income taxes due to tax deductions for accelerated depreciation, which exceeded Rattler LLC’s other items of taxable income. Except for the 2017 effects of the Tax Cuts and Jobs Act of 2017 (discussed further below), Rattler LLC’s effective tax rate approximates the federal statutory income tax rate of 35% for 2017 and 2016. Rattler’s permanent differences between financial and taxable income are immaterial. Rattler LLC’s deferred tax assets consist predominantly of its net operating loss carryforward. Rattler LLC’s deferred tax liabilities consist predominantly of the excess of

RATTLER MIDSTREAM LLC

NOTES TO FINANCIAL STATEMENTS

basis in fixed assets determined for financial accounting principles over the related tax basis. Rattler’s net operating losses expire beginning in 2036 and are not subject to limitation on utilization.

Rattler LLC is subject to state taxation in Texas pursuant to the Texas margin tax regime. Current and deferred provisions for Texas margin tax are reflected in the financial statements but are not material.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “TCJA”), a historic series of federal income tax reforms, was enacted. Among other changes, the TCJA: (i) reduced the federal graduated corporate income tax rate from a maximum 35% rate to a flat rate of 21%, (ii) allowed immediate deduction from taxable income for most tangible personal property acquired after September 27, 2017, (iii) established an indefinite carryover period for net operating losses generated in 2018 and thereafter and (iv) imposed certain limitations on business interest expense deductions. The principle effect of the TCJA on Rattler LLC is the reduction in the carrying amount of its deferred tax assets and deferred tax liabilities due to the reduced tax benefit or cost, respectively, of those items due to the reduction in the federal corporate income tax rate. The benefit of the corporate income tax rate reduction totals approximately $4.5 million and is reflected in Rattler LLC’s tax provision for 2017, the period in which the TCJA was enacted.

The components of the provision for income taxes for the years ended December 31, 2017 and 2016 are as follows:

	Year Ended December 31,
	2017	2016
	(In thousands)
Current income tax provision:
Federal	$—	$—
State	217	62

Total current income tax provision	217	62
Deferred income tax provision:
Federal	4,237	2,669
State	234	29

Total deferred income tax provision	4,471	2,698

Total provision for income taxes	$4,688	$2,760

A reconciliation of the statutory federal income tax amount to the recorded expense is as follows:

	Year Ended December 31,
	2017	2016
	(In thousands)
Income tax expense at the federal statutory rate	$8,873	$2,691
State income tax expense, net of federal tax effect	317	69
Income tax benefit relating to change in statutory tax rate	(4,502)	—
Other, net	—	—

Provision for income taxes	$4,688	$2,760

RATTLER MIDSTREAM LLC

NOTES TO FINANCIAL STATEMENTS

The components of the Company’s deferred tax assets and liabilities as of December 31, 2017 and 2016 are as follows:

	Year Ended December 31,
	2017	2016
	(In thousands)
Noncurrent:
Deferred tax assets
Net operating loss carryforwards (subject to 20 year expirations)	$4,798	$4,150
Other	—	—

Noncurrent deferred tax assets	4,798	4,150
Deferred tax liabilities
Midstream assets	10,947	6,013
Other	1,020	835

Total noncurrent deferred tax liabilities	11,967	6,848
Net noncurrent deferred tax liabilities	7,169	2,698

Net deferred tax liabilities	$7,169	$2,698

9. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. Rattler LLC’s assessment of the significance of a particular input to the fair value measurements requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy. Rattler LLC uses appropriate valuation techniques based on available inputs to measure the fair values of its assets and liabilities.

Level 1—Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date.

Level 2—Observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3—Unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

There were no transfers between Level 1, Level 2 or Level 3 during any period presented.

Rattler LLC estimates asset retirement obligations pursuant to the provisions of FASB ASC Topic 410, “Asset Retirement and Environmental Obligations.” The initial measurement of asset retirement obligations at

RATTLER MIDSTREAM LLC

NOTES TO FINANCIAL STATEMENTS

fair value is calculated using discounted cash flow techniques and based on internal estimates of future retirement costs associated with SWD wells. Given the unobservable nature of the inputs, including plugging costs and useful lives, the initial measurement of the ARO liability is deemed to use Level 3 inputs. See Note 5—Asset Retirement Obligations for further discussion of the Rattler LLC’s AROs. Asset retirement obligations incurred or revised during the years ended December 31, 2017 and 2016 were approximately $0.4 million and $0.2 million, respectively.

10. SEGMENTS

Rattler LLC’s operations are located in the United States and are organized into one reporting segment as this comprises the structure used by its Chief Operating Decision Maker (“CODM”) to make key operating decisions and assess performance.

11. SUBSEQUENT EVENTS

On July 2, 2018, Rattler LLC acquired an option, subject to certain conditions, to acquire up to a 10% equity interest in an entity constructing a long-haul pipeline.

On June 30, 2018, HMW LLC’s operating agreement was amended effective January 1, 2018. As a result of the amendment, Rattler LLC will no longer recognize an equity investment in HMW LLC but will instead consolidate its interests in the net assets of HMW LLC as of January 1, 2018. In exchange for Rattler LLC’s 25% investment, Rattler LLC received a 50% undivided ownership interest in two of the four SWD wells and associated assets previously owned by HMW LLC. Ratter LLC’s basis in the assets is equivalent to its basis in the equity investment in HMW LLC.

On January 31, 2018, Diamondback, through its wholly-owned subsidiary, Tall City Towers LLC (“Tall Towers”), acquired from Fasken Midland LLC certain real property and related assets in Midland, Texas for a purchase price of $110.0 million. All of the membership interests of Tall Towers were contributed to Rattler LLC effective January 31, 2018.

Effective January 1, 2018, Diamondback contributed certain fresh water assets to Rattler LLC. The fresh water assets include certain fresh water wells, fresh water transportation lines and related assets located within the Permian Basin. The carrying value of assets included in this contribution is estimated to be $37.0 million. These assets were not contributed as part of the Diamondback contributed businesses as they were not physically and/or legally segregated from Diamondback’s upstream business and did not include measuring equipment that would have allowed for an earlier transfer.

Rattler LLC has evaluated subsequent events through August 7, 2018. Except as above, there were no additional events that required disclosure or recognition in these financial statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Member

Tall City Towers LLC

We have audited the accompanying statement of revenues and certain expenses of Fasken Midland LLC (a Delaware limited liability company) for the year ended December 31, 2017, and the related notes to the financial statement.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenues and certain expenses of Fasken Midland LLC for the year ended December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 1—Organization and Basis of Presentation of the financial statement, which describes that the accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of Fasken Midland LLC’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

August 7, 2018

FASKEN MIDLAND LLC

STATEMENT OF REVENUES AND CERTAIN EXPENSES

Year Ended December 31, 2017
(in thousands)
Revenues:
Rental revenue	$11,128
Tenant recoveries	1,109

Total revenues	12,237
Certain Expenses:
Direct operating expenses	2,800
Taxes and insurance	622

Total certain expenses	3,422

Revenues in excess of certain expenses:	$8,815

The accompanying notes are an integral part of this statement of revenues and certain expenses.

FASKEN MIDLAND LLC

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

The accompanying statement of revenues and certain expenses include the operations of Fasken Midland LLC (“Fasken Midland”), consisting of an office building and related assets located in Midland, Texas (the “Fasken Center”). On January 31, 2018, Diamondback Energy, Inc. (“Diamondback”), through its wholly-owned subsidiary, Tall City Towers LLC (“Tall Towers”), acquired the Fasken Center from Fasken Midland for a purchase price of approximately $110.0 million.

Basis of Presentation

The accompanying statement of revenues and certain expenses relate to the assets acquired from Fasken Midland and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statement is not representative of the actual operations for the period presented as revenues and certain expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in the future operations of the Fasken Center, have been excluded. Such items include depreciation, amortization and accretion, management fees, interest expense, interest income and amortization of above-and below-market leases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Fasken Midland recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. Parking and other revenue is included in rental revenue and is derived from the tenants’ use of parking, telecommunications and the fitness center. Parking and other revenue is recognized when the related services are utilized by the tenants.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as Fasken Midland is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting period to present the statement of revenues and certain expenses in conformity with accounting principles generally accepted in the United States (“GAAP”). Actual results could differ from those estimates.

FASKEN MIDLAND LLC

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES

3. MINIMUM FUTURE LEASE RENTALS

Fasken Midland executed operating leases with its tenants, some of which were subject to escalations and reimbursements. As of December 31, 2017, future minimum rental income under the operating leases, which expire in 2026, are as follows:

Year Ending December 31,	Office Leases
(in thousands)
2018	$10,699
2019	9,979
2020	8,990
2021	6,455
2022	2,201
Thereafter	7,429

Total	$45,753

In addition to fixed minimum rent payments, tenants also pay their proportionate share of the Property’s actual costs applicable to the office building for the operation and maintenance of the common area. These costs are excluded from the table above.

4. TENANT CONCENTRATIONS

For the year ended December 31, 2017, three tenants represented approximately 59% of Fasken Midland’s rental revenues, 17% of which relates to Diamondback.

5. COMMITMENTS AND CONTINGENCIES

Fasken Midland is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Fasken Center’s results of operations.

6. SUBSEQUENT EVENTS

Fasken Midland has evaluated subsequent events through August 7, 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Partner

Rattler Midstream Partners LP

Opinion on the financial statements

We have audited the accompanying balance sheet of Rattler Midstream Partners LP (a Delaware corporation) (the “Company”) as of July 27, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 27, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2018.

Oklahoma City, Oklahoma

October 5, 2018

RATTLER MIDSTREAM PARTNERS LP

BALANCE SHEET

July 27, 2018
Assets
Accounts receivable—related party	$1,000

Total assets	$1,000

Partners’ Capital
Limited Partners’ Capital	$1,000

Total Partners’ Capital	$1,000

The accompanying notes are an integral part of this financial statement.

RATTLER MIDSTREAM PARTNERS LP

NOTES TO FINANCIAL STATEMENT

1. Description of the Business

Rattler Midstream Partners LP (the “Partnership”) is a Delaware limited partnership formed by Diamondback Energy, Inc (“Diamondback”) to own, operate, develop and acquire midstream infrastructure assets in the Midland and Delaware Basins of the Permian Basin. Rattler provides crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) to Diamondback under long-term, fixed-fee contracts. Diamondback has contributed $1,000 in the form of accounts receivable to the Partnership in connection with its formation. On October 3, 2018, Diamondback settled this receivable with the Partnership in cash. There have been no other transactions involving the Partnership as of the date of issuance of these financial statements.

In connection with the completion of this offering, the Partnership intends to offer common units representing limited partner interests pursuant to a public offering and to concurrently issue common units and subordinated units, representing additional limited partner interests in the Partnership, to Diamondback and a non-economic general partner interest in Rattler Midstream Partners GP LLC, a wholly-owned subsidiary of Diamondback.

2. Subsequent Events

The Partnership has evaluated subsequent events through October 5, 2018. Except for the settlement of the receivable as noted above, there were no additional subsequent events or transactions that required recognition or disclosure in the financial statement.

APPENDIX A

AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

RATTLER MIDSTREAM PARTNERS LP

A-1

APPENDIX B

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT OF

RATTLER MIDSTREAM LLC

B-1

APPENDIX C

GLOSSARY OF TERMS

Basin: A large depression on the earth’s surface in which sediments accumulate.

Bbl or barrel: One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to crude oil, NGLs or other liquid hydrocarbons.

Bbl/d: Bbl per day.

Bench: Development at different geologic strata.

Boe/d: Boe per day.

Boe: Barrels of oil equivalent, with six thousand cubic feet of natural gas being equivalent to one barrel of oil.

Bpm: Barrels per month.

Brent: Brent sweet light crude oil, a crude oil pricing benchmark.

British Thermal Unit or Btu: The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Completion: The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or crude oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Condensate: Liquid hydrocarbons associated with the production that is primarily natural gas.

Crude oil: Liquid hydrocarbons retrieved from geological structures underground to be refined into fuel sources.

Differential: An adjustment to the price of crude oil or natural gas from an established spot market price to reflect differences in the quality and/or location of crude oil or natural gas.

DOT: The U.S. Department of Transportation.

Dry hole or dry well: A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

EIA: The U.S. Energy Information Administration.

EPA: The U.S. Environmental Protection Agency.

Estimated Ultimate Recovery or EUR: Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

Exploitation: A development or other project which may target proven or unproven reserves (such as probable or possible reserves), but which generally has a lower risk than that associated with exploration projects.

FERC: The U.S. Federal Energy Regulatory Commission.

Field: The general area encompassed by one or more crude oil or natural gas reservoirs or pools that are located on a single geologic feature, that are otherwise closely related to the same geologic feature (either structural or stratigraphic).

Fracturing: The process of creating and preserving a fracture or system of fractures in a reservoir rock typically by injecting a fluid under pressure through a wellbore and into the targeted formation.

Gross acres or gross wells: The total acres or wells, as the case may be, in which a working interest is owned.

Horizontal drilling: A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle with a specified interval.

Horizontal wells: Wells drilled directionally horizontal to allow for development of structures not reachable through traditional vertical drilling mechanisms.

Hydrocarbon: An organic compound containing only carbon and hydrogen.

IRS: The Internal Revenue Service.

JOBS Act: The Jumpstart Our Business Startups Act of 2012.

MAOP: maximum allowable operating pressure.

MBbl/d: One thousand barrels per day.

MBbl: One thousand barrels.

MBoe/d: MBoe per day.

MBoe: One thousand barrels of crude oil equivalent, determined using a ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

Mcf/d: One thousand cubic feet of natural gas per day.

Mcf: One thousand cubic feet of natural gas.

Mineral interests: The interests in ownership of the resource and mineral rights, giving an owner the right to profit from the extracted resources.

MMBbl/d: One million barrels per day.

MMBbl: One million barrels.

MMBoe: One million barrels of crude oil equivalent.

MMBoe/d: One million barrels of crude oil equivalent per day.

MMBtu: One million British Thermal Units.

MMcf/d: One million cubic feet per day.

MMcf: One million cubic feet of natural gas.

Nasdaq: The Nasdaq Global Select Market.

Natural Gas: Hydrocarbon gas found in the earth, composed of methane, ethane, butane, propane and other gases.

Net acres or net wells: The sum of the fractional working interest owned in gross acres.

Net revenue interest: An owner’s interest in the revenues of a well after deducting proceeds allocated to royalty and overriding interests.

NGLs: Natural gas liquids, which consist primarily of ethane, propane, isobutane, normal butane and natural gasoline.

Oil and natural gas properties: Tracts of land consisting of properties to be developed for crude oil and natural gas resource extraction.

Operator: The individual or company responsible for the exploration and/or production of a crude oil or natural gas well or lease.

PHMSA: Pipeline and Hazardous Materials Safety Administration.

Play: A set of discovered or prospective crude oil and/or natural gas accumulations sharing similar geologic, geographic and temporal properties, such as source rock, reservoir structure, timing, trapping mechanism and hydrocarbon type.

Plugging and abandonment: Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of all states require plugging of abandoned wells.

Productive well: A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

Proved reserves: The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves: Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion: The process of re-entering an existing wellbore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.

Reserves: Reserves are estimated remaining quantities of crude oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering crude oil and natural gas or related substances to the market and all permits and financing required to implement the project. Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Reservoir: A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or crude oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

SEC: The U.S. Securities and Exchange Commission.

Securities Act: The Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

Spacing: The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres (e.g., 40-acre spacing) and is often established by regulatory agencies.

SWD: Saltwater disposal.

Tcf: One trillion cubic feet of natural gas.

Throughput: The volume of product transported or passing through a pipeline, plant, terminal or other facility.

Tight formation: A formation with low permeability that produces natural gas with very low flow rates for long periods of time.

Working interest: An operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production and requires the owner to pay a share of the costs of drilling and production operations.

WTI: West Texas Intermediate, a crude oil pricing benchmark.

Rattler Midstream Partners LP

            Common Units

Representing Limited Partner Interests

PROSPECTUS

            , 2018

Lead Book-Running Managers

Credit Suisse	BofA Merrill Lynch	J.P. Morgan

Through and including                , 2018 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, the amounts set forth below are estimates.

SEC registration fee		$12,450
FINRA filing fee		15,500
Nasdaq listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

The section of the prospectus entitled “Our Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the underwriting agreement to be filed as an exhibit to this registration statement in which Rattler Midstream Partners LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. Diamondback will purchase insurance covering the general partner’s officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

Item 15. Recent Sales of Unregistered Securities

In July 2018, in connection with the formation of the partnership, Rattler Midstream Partners LP issued to Rattler Midstream GP LLC a general partner interest in the partnership for no consideration and Rattler Midstream Partners LP issued to Diamondback Energy, Inc. one Class B Unit for $100 and one common unit in the partnership in offerings exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits: The list of exhibits following the signature page of this registration statement is incorporated herein by reference

(b) Financial Statement Schedules. See page F-1 for an index to the financial statements and schedules included in the registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securitiesin, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that,

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit number	Description

1.1*	Form of Underwriting Agreement (including form of Lock-Up Agreement)

2.1*	Amended and Restated Contribution Agreement

3.1**	Certificate of Limited Partnership of Rattler Midstream Partners LP

3.2*	Form of First Amended and Restated Agreement of Limited Partnership of Rattler Midstream Partners LP (included as Appendix A in the prospectus included in this Registration Statement)

3.3**	Certificate of Formation of Rattler Midstream LLC (formerly White Fang Energy LLC)

3.4**	Certificate of Amendment to the Certificate of Formation of Rattler Midstream LLC (formerly White Fang Energy LLC)

3.5*	Form of First Amended and Restated Limited Liability Company Agreement of Rattler Midstream LLC (included as Appendix B in the prospectus included in this Registration Statement)

3.6**	Certificate of Formation of Rattler Midstream GP LLC

3.7*	Form of First Amended and Restated Limited Liability Company Agreement of Rattler Midstream GP LLC

5.1*	Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality of the securities being registered

10.1#*	Form of Rattler Midstream Partners LP 2018 Long-Term Incentive Plan

10.2*	Form of Operational Services and Secondment Agreement

10.3*	Form of Rattler LLC Credit Agreement

10.4*	Gas Gathering and Compression Agreement

10.5*	Crude Oil Gathering Agreement

10.6*	Produced and Flowback Water Gathering and Disposal Agreement

10.7*	Fresh Water Purchase and Services Agreement

10.8*	Form of Exchange Agreement

10.9*	Form of Registration Rights Agreement

10.10#*	Form of Indemnification Agreement

10.11*	Form of Tax Sharing Agreement

10.12*	Form of Equity Purchase Agreement

10.13#*	Form of Phantom Unit Agreement

21.1	List of Subsidiaries of Rattler Midstream Partners LP

23.1	Consent of Grant Thornton LLP

23.2	Consent of Grant Thornton LLP

23.3	Consent of Grant Thornton LLP

23.4*	Consent of Akin Gump Strauss Hauer & Feld LLP (contained in Exhibit 5.1)

23.5	Consent of Director Nominee, Laurie H. Argo

23.6	Consent of Director Nominee, Arturo Vivar

23.7	Consent of Director Nominee, Steven E. West

24.1**	Powers of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.
**	Previously filed.
#	Compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Texas, on October 5, 2018.

RATTLER MIDSTREAM PARTNERS LP
By:	Rattler Midstream GP LLC, its general partner

By:	/s/ Travis D. Stice
Travis D. Stice Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on October 5, 2018.

/s/ Travis D. Stice Travis D. Stice	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Teresa L. Dick Teresa L. Dick	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Matthew Kaes Van’t Hof Matthew Kaes Van’t Hof	Director

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